As filed with the Securities and Exchange Commission on July 30, 2003
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Psychiatric Solutions, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8093	23-2491707
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Psychiatric Solutions, Inc.

113 Seaboard Lane, Suite C-100
Franklin, Tennessee 37067
(615) 312-5700
(Name, address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

See Table of Additional Registrants Below

Joey A. Jacobs

113 Seaboard Lane, Suite C-100
Franklin, Tennessee 37067
(615) 312-5700
(Name, address, including zip code, and telephone number
including area code, of agent for service)

With copies to:

Christopher L. Howard, Esq.

Waller Lansden Dortch & Davis, PLLC
511 Union Street, Suite 2100
Nashville, Tennessee 37919
(615) 244-6380

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE CHART

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	Per Note(1)	Offering Price(1)	Registration Fee

10 5/8% Senior Subordinated Notes Due 2013	$150,000,000	100%	$150,000,000	$12,135

Guarantee of 10 5/8% Senior Subordinated Notes Due 2013	$150,000,000	(2)	(2)	(2)

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(2) under the Securities Act of 1933 (the “Securities Act”).

(2)	The Additional Registrants, each a wholly owned subsidiary of Psychiatric Solutions, Inc., will guarantee the payment of the 10 5/8% Senior Subordinated Notes due 2013. Pursuant to Rule 457(n) under the Securities Act, no filing fee is required.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

ADDITIONAL REGISTRANTS

	State or Other	Primary	I.R.S.
	Jurisdiction of	Standard Industrial	Employer
	Incorporation or	Classification Code	Identification	Registration
Name, address and telephone number(1)	Organization	Number	Number	No.

Psychiatric Solutions, Inc.	AL	8093	23-2491707
Psychiatric Solutions of Alabama, Inc.	TN	8093	62-1711427
Psychiatric Solutions of Coral Gables, Inc.	DE	8093	63-0857352
Psychiatric Solutions of Florida, Inc.	TN	8093	62-1732340
Psychiatric Solutions of Tennessee, Inc.	TN	8093	62-1734491
Solutions Center of Little Rock, Inc.	TN	8093	62-1734488
Psychiatric Solutions of North Carolina, Inc.	TN	8093	62-1692189
PSI Community Mental Health Agency Management, Inc.	TN	8093	62-1734870
PSI-EAP, Inc.	DE	8093	51-0411229
Sunstone Behavioral Health, Inc.	TN	8093	80-0051894
The Counseling Center of Middle Tennessee, Inc.	TN	8093	62-1383217
PSI Hospitals, Inc.	DE	8093	62-1871091
PSI Texas Hospitals, LLC	TX	8093	62-1871092
Psychiatric Practice Management of Arkansas, Inc.	TN	8093	62-1738261
Texas Cypress Creek Hospital, L.P.	TX	8093	62-1864266
Texas West Oaks Hospital, L.P.	TX	8093	62-1864265
Neuro Institute of Austin, L.P.	TX	8093	56-2274069
Aeries Healthcare Corporation	DE	8093	22-3682759
Aeries Healthcare of Illinois, Inc.	IL	8093	22-3682760
Infoscriber Corporation	DE	8093	33-0878629
Collaborative Care Corporation	TN	8093	62-1603168
Psychiatric Solutions Hospitals, Inc.	DE	8093	62-1658476
Psychiatric Management Resources, Inc.	CA	8093	33-0290342
PSI Cedar Springs Hospital, Inc.	DE	8093	74-3081810
Psychiatric Solutions of Oklahoma, Inc.	DE	8093	43-2001465
Texas Laurel Ridge Hospital, L.P.	TX	8093	43-2002326
Texas Oaks Psychiatric Hospital, L.P.	TX	8093	84-1618661
Texas San Marcos Treatment Center, L.P.	TX	8093	43-2002231
Therapeutic School Services, LLC	OK	8093	73-1559296
Bountiful Psychiatric Hospital, Inc.	UT	8093	93-0893928
East Carolina Psychiatric Services Corporation	NC	8093	56-1317433
Great Plains Hospital, Inc.	MO	8093	43-1328523
Gulf Coast Treatment Center, Inc.	FL	8093	56-1341134
Havenwyck Hospital Inc.	MI	8093	38-2409580
H.C. Corporation	AL	8093	63-0870528
H.C. Partnership	AL	8093	63-0862148
HSA Hill Crest Corporation	AL	8093	95-3900761
HSA of Oklahoma, Inc.	OK	8093	74-2373564
Michigan Psychiatric Services, Inc.	MI	8093	38-2423002
Ramsay Managed Care, Inc.	DE	8093	72-1249464
Ramsay Treatment Services, Inc.	DE	8093	65-0852413
Ramsay Youth Services of Alabama, Inc.	DE	8093	52-2090040
Ramsay Youth Services of Florida, Inc.	DE	8093	65-0816927
Ramsay Youth Services of Georgia, Inc.	DE	8093	35-2174803
Ramsay Youth Services of South Carolina, Inc.	DE	8093	22-3600673
Ramsay Youth Services Puerto Rico, Inc.	PR	8093	66-0555371
RHCI San Antonio, Inc.	DE	8093	74-2611258
Transitional Care Ventures, Inc.	DE	8093	72-1235219
Transitional Care Ventures (Texas), Inc.	DE	8093	51-0343645

(1)	The address of each of these additional registrant’s principal executive office is 113 Seaboard Lane, Suite C-100, Franklin, Tennessee 37067. Their telephone number is (615) 312-5700.

The information in this prospectus is not complete and may be changed. We may not sell or offer these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated July 30, 2003

PROSPECTUS

Exchange Offer

for $150,000,000 10 5/8% Senior Subordinated Notes due 2013
of

MATERIAL TERMS OF THE EXCHANGE OFFER

•	Expires at 5:00 p.m., New York City time, on , 2003, unless extended.

•	The only conditions to completing the exchange offer are that the exchange offer not violate applicable law or applicable interpretations of the staff of the Securities and Exchange Commission and no injunction, order or decree has been issued which would prohibit, prevent or materially impair our ability to proceed with the exchange offer.

•	All old notes that are validly tendered and not validly withdrawn will be exchanged.

•	Tenders of old notes may be withdrawn at any time prior to the expiration of the exchange offer.

•	The terms of the registered notes to be issued in the exchange offer are substantially identical to the old notes that we issued on June 30, 2003, except for certain transfer restrictions, registration rights and liquidated damages provisions relating to the old notes that will not apply to the registered notes.

•	We will not receive any cash proceeds from the exchange offer.

•	The old notes are, and the registered notes will be, fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by substantially all of our operating subsidiaries.

       Consider carefully the “Risk Factors” beginning on page 20 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Notice to New Hampshire Residents

      Neither the fact that a registration statement or an application for a license has been filed under RSA 421-B with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exception or exemption is available for a security or a transaction means the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make or cause to be made, to any prospective purchaser, customer or client, any representation inconsistent with the provisions of this paragraph.

The date of this prospectus is                     , 2003

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
SUMMARY
RISK FACTORS
THE EXCHANGE OFFER
USE OF PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF OTHER INDEBTEDNESS AND PREFERRED STOCK
DESCRIPTION OF THE REGISTERED NOTES
FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
INDEX TO FINANCIAL STATEMENTS
INDEX TO EXHIBITS
Ex-3.4 Certificate of Incorporation
EX-3.5 Bylaws
Ex-3.6 Articles of Incorporation
EX-3.7 Bylaws
Ex-3.8 Articles of Incorporation
Ex-3.9 Restated Bylaws
Ex-3.10 Charter
Ex-3.11 Bylaws
Ex-3.12 Articles of Incorporation
Ex-3.13 Restated Bylaws
Ex-3.14 Articles of Incorporation
Ex-3.15 Restated Bylaws
Ex-3.16 Articles of Incorporation
Ex-3.17 Bylaws
Ex-3.18 Articles of Incorporation
Ex-3.19 Amended and Restated Bylaws
Ex-3.20 General Partnership Agreement
Ex-3.21 Bylaws
Ex-3.22 Articles of Incorporation
Ex-3.23 Restated Bylaws
Ex-3.24 Articles of Incorporation
Ex-3.25 Amended and Restated Bylaws
Ex-3.26 Articles of Incorporation
Ex-3.27 Restated Bylaws
Ex-3.28 Certificate of Incorporation
Ex-3.29 Bylaws
Ex-3.30 Articles of Incorporation
Ex-3.31 Bylaws
Ex-3.32 Certificate of Limited Partnership
Ex-3.33 Limited Partnership Agreement
Ex-3.34 Certificate of Incorporation
Ex-3.35 Bylaws
Ex-3.36 Charter
Ex-3.37 Bylaws
Ex-3.38 Certificate of Incorporation
Ex-3.39 Bylaws
Ex-3.40 Articles of Organization
Ex-3.41 Certificate of Incorporation
Ex-3.42 Bylaws
Ex-3.43 Articles of Incorporation
Ex-3.44 Bylaws
Ex-3.45 Amended and Restated Charter
Ex-3.46 Bylaws of Physician Practice Management
Ex-3.47 Third Amended and Restated Certificate
Ex-3.48 Amended and Restated Bylaws
Ex-3.49 Charter
ex-3.50 Bylaws
Ex-3.51 Restated Certificate of Incorporation
Ex-3.52 Amended and Restated Bylaws
Ex-3.53 Charter
Ex-3.54 Bylaws
Ex-3.55 Charter
Ex-3.56 Bylaws
Ex-3.57 Certificate of Incorporation
Ex-3.58 Bylaws
Ex-3.59 Charter
Ex-3.60 Bylaws
Ex-3.61 Amended and Restated Certificate
Ex-3.62 Amended and Restated Bylaws
Ex-3.63 Certificate of Incorporation
Ex-3.64 Amended and Restated Bylaws
Ex-3.65 Certificate of Incorporation
Ex-3.66 Bylaws
Ex-3.67 Certificate of Incorporation
Ex-3.68 Bylaws
Ex-3.69 Certificate of Incorporation
Ex-3.70 Bylaws
Ex-3.71 Certificate of Incorporation
Ex-3.72 Bylaws
Ex-3.73 Certificate of Incorporation
Ex-3.74 Bylaws
Ex-3.75 Certificate of Incorporation
Ex-3.76 Restated Bylaws
Ex-3.77 Amended and Restated Charter
Ex-3.78 Bylaws
Ex-3.79 Charter
Ex-3.80 Bylaws
Ex-3.81 Certificate of Limited Partnership
Ex-3.82 Amended and Restated Limited Partnership
Ex-3.83 Certificate of Limited Partnership
Ex-3.84 Limited Partnership Agreement
EX-3.85 Certificate of Limited Partnership
Ex-3.86 Limited Partnership Agreement
Ex-3.87 Certificate of Limited Partnership
Ex-3.88 Limited Partnership Agreement
Ex-3.89 Certificate of Limited Partnership
Ex-3.90 Amended and Restated Limited Partnership
Ex-3.91 Amended and Restated Charter
Ex-3.92 Bylaws
Ex-3.93 Articles of Organization
Ex-3.94 Operating Agreement
Ex-3.95 Certificate of Incorporation
Ex-3.96 Bylaws
Ex-3.97 Certificate of Incorporation
Ex-3.98 Bylaws
Ex-4.10 Indenture
EX-4.12 Purchase Agreement
Ex-4.13 Exchange and Registration Rights Agreement
Ex-10.27 Second Amended and Restated Revolving
EX-12.1 COMPUTATION OF RATIO OF EARNINGS
Ex-21.1 Subsidiaries of Psychiatric Solutions
EX-23.1 Consent of Ernst & Young LLP
Ex-23.2 Consent of Deloitte & Touche LLP
EX-23.3 CONSENT OF BDO SEIDMAN
EX-23.4 INDEPENDENT AUDITORS CONSENT
EX-25.1 FORM T-1
Ex-99.1 Form of Letter of Transmittal
Ex-99.2 Form of Notice of Guaranteed Delivery

      This prospectus incorporates business and financial information about us that is not included in or delivered with the prospectus and this information is available without charge to holders upon written or oral request to Brent Turner, Vice President, Treasurer and Investor Relations, Psychiatric Solutions, Inc., 113 Seaboard Lane, Suite C-100, Franklin, Tennessee 37067, telephone number (615) 312-5700. In order to obtain timely delivery, holders must request the information no later than five business days before the expiration date of the exchange offer.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions and other information that is not historical information and, in particular, appear under the headings “Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them, but there can be no assurance that our expectations, beliefs and projections will be realized.

      There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus, including under the heading “Risk Factors.”

      In addition, future trends for pricing, margins, revenue and profitability remain difficult to predict in the industries that we serve. There may also be other factors that may cause our actual results to differ materially from the forward-looking statements.

i

      All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events, except as required by applicable securities laws.

ii

SUMMARY

      The following summary highlights information about us and the offering of the registered notes contained elsewhere in this prospectus. It is not complete and may not contain all of the information that may be important to you in making a decision to exchange your old notes for the registered notes. For a more complete understanding of us and the exchange offering, we urge you to read this entire prospectus carefully, including the “Risk Factors” section, the consolidated financial statements and the notes to those statements and the documents to which we have referred you. Throughout this prospectus (except in the “Description of the Registered Notes” section or unless the context otherwise requires), when we refer to “Psychiatric Solutions,” “us,” “we” or “our,” we are describing Psychiatric Solutions, Inc. together with its subsidiaries and other operations after giving pro forma effect to our acquisitions of The Brown Schools and Ramsay. When we refer to “Ramsay,” we are describing Ramsay Youth Services, Inc. and its subsidiaries and other operations. When we refer to “The Brown Schools,” we are describing the six facilities that we acquired from The Brown Schools, Inc. in April 2003.

The Exchange Offer

      On June 30, 2003, we issued in a private placement $150.0 million in aggregate principal amount of our 10 5/8% Senior Subordinated Notes due 2013, which we refer to as the “old notes.” We refer to this private placement as the “original note offering.” We entered into a registration rights agreement with the initial purchasers of the notes in which we agreed to deliver to you this prospectus. You are entitled to exchange your old notes in the exchange offer for registered notes with substantially identical terms. Unless you are a broker-dealer or unable to participate in the exchange offer, we believe that the notes to be issued in the exchange offer may be resold by you without compliance with the registration and prospectus delivery requirements of the Securities Act of 1933. You should read the discussions under the headings “The Exchange Offer” and “Description of the Registered Notes” for further information regarding the registered notes.

Psychiatric Solutions

      We are a leading provider of inpatient behavioral health care services in the United States. Through our inpatient division, we operate 22 owned or leased behavioral health care facilities with approximately 2,800 beds in 12 states and manage 10 behavioral health care facilities for government agencies. In addition, through our unit management division, we manage 48 behavioral health care units for third parties. We believe that our singular focus on the provision of behavioral health care services allows us to operate more efficiently and provide higher quality care than our competitors. We primarily operate in underserved urban markets with limited competition and favorable demographic trends. Our business is characterized by diversified sources of revenue, stable cash flows and low capital expenditure requirements. For the year ended December 31, 2002, we generated revenue and adjusted EBITDA of $364.2 million and $41.9 million, respectively. Adjusted EBITDA for the year ended December 31, 2002 includes expected pro forma savings of (a) $3.4 million representing the elimination of overhead costs (salaries and expenses) historically allocated to the operation of The Brown Schools, plus Psychiatric Solutions’ expected incremental costs to manage the business and (b) $3.0 million representing the elimination of duplicative costs related to executive compensation, the former board of directors of Ramsay and other administrative fees and expenses which are directly related to the acquisition of Ramsay.

      Our inpatient behavioral health care facilities accounted for approximately 88% of our revenue for the year ended December 31, 2002. These facilities offer a range of inpatient behavioral health care services. We offer these services through a combination of acute behavioral hospitals and residential treatment centers. Our acute behavioral hospitals provide the most intensive level of care, including 24-hour skilled nursing observation and care, daily interventions and oversight by a psychiatrist and intensive, highly coordinated treatment by a physician-led team of mental health professionals. Our residential treatment centers, or RTCs, offer longer term treatment programs primarily for children and adolescents with long-standing behavioral health problems. Our RTCs provide physician-led, multi-disciplinary treatments that address the overall medical, psychiatric, social and academic needs of the child or adolescent.

      Our unit management business accounted for approximately 12% of our revenue for the year ended December 31, 2002. This portion of our business involves the development, organization and management of behavioral health care programs within general acute care hospitals. We provide our customers with a variety of management options, including (1) clinical and management infrastructure, (2) personnel recruitment, staff orientation and supervision, (3) corporate consultation and (4) performance improvement plans. Our broad range of services can be customized into individual programs that meet specific facility and community requirements. We are dedicated to providing quality programs with integrity, innovation and flexibility.

Our Industry

      An estimated 22% of the U.S. adult population and 10% of U.S. children and adolescents suffer from a diagnosable mental disorder in a given year. Based on the 2002 U.S. census, these figures translate to approximately 50 million Americans. In addition, four of the ten leading causes of disability in the United States are mental disorders. According to a May 2001 report by the National Institute of Mental Health, the treatment of mental health disorders accounted for approximately 7% of total U.S. health care expenditures, or $100 billion, in 2001. We estimate that the market for inpatient behavioral health care services represents 10% of total expenditures to treat mental health disorders, or approximately $10 billion.

      The behavioral health care industry is extremely fragmented with only a few large national providers. During the 1990s, the behavioral health care industry experienced a significant contraction following a long period of growth. Between 1990 and 1999, nearly 300 inpatient behavioral health care facilities, accounting for over 40% of available beds, were closed. The reduction was largely driven by third party payors who decreased reimbursement, implemented more stringent admission criteria and decreased the authorized length of stay. We believe this reduced capacity has resulted in an underserved patient population.

      Reduced capacity, coupled with mental health parity legislation providing for greater access to mental health services, has resulted in favorable industry fundamentals. Behavioral health care providers have enjoyed significant improvement in reimbursement rates, increased admissions and stabilized lengths of stay. According to the National Association of Psychiatric Health Systems, payments for the inpatient care of behavioral health and addictive disorders have increased nationwide. Average inpatient net revenue in 2001 increased 9.6% to $556 per day from the prior year. Inpatient admissions increased 11.4% in 2001 to an average of 2,345 per facility while average occupancy rates increased from 69.2% in 2000 to 74.1% in 2001. Following a rapid decrease during the early 1990s, inpatient average length of stay stabilized between 9 and 10 days from 1997 to 2001. The average RTC net revenue per patient day in 2001 was $318. RTC admissions rose 27.9% in 2001 while total patient days increased 33.8%. Occupancy rates in freestanding RTCs were 85.2% in 2001 while average length of stay was approximately 285 days. These favorable trends have resulted in high demand for behavioral health care services.

Our Competitive Strengths

      We believe the following competitive strengths contribute to our strong market share in each of our markets and will enable us to continue to improve our profitability and cash flow:

•	Singular focus on behavioral health care — We focus exclusively on the provision of behavioral health care services. We believe this allows us to operate more efficiently and provide higher quality care than our competitors. In addition, we believe our focus and reputation have helped us to develop important relationships and extensive referral networks within our markets and to attract and retain qualified behavioral health care professionals.

•	Strong and sustainable market position — Our facilities have an established presence in each of our markets, and we believe that the majority of our owned, leased and managed facilities have the leading market share in their respective service areas. Our relationships and referral networks would be difficult, timely and expensive for new competitors to replicate. In addition, many of the states in which we operate require a certificate of need to open a behavioral health care facility, which may be difficult to obtain and may further preclude new market participants.

•	Diversified payor mix and revenue base — As we have grown our business, we have focused on diversifying our sources of revenue. For the year ended December 31, 2002, we received 39% of our revenue from Medicaid, 26% from multiple commercial payors, 22% from various state and local government payors and 13% from Medicare. As we receive Medicaid payments from more than 35 states, we are not significantly affected by changes in reimbursement policies in any one state. For the year ended December 31, 2002, no single facility represented more than 8% of our revenue.

•	Significant free cash flow and minimal capital requirements — We consistently generate significant free cash flow due to the profitable operation of our business, our low capital expenditure requirements and through the active management of our working capital. As the behavioral health care business does not require the procurement and replacement of expensive medical equipment, our capital expenditure requirements are less than that of other facility-based health care providers. Historically, our capital expenditures have amounted to less than 2% of our revenue. We actively control our working capital through the centralized monitoring of accounts receivable collections.

•	Demonstrated ability to integrate acquisitions — We have successfully integrated the five facilities we acquired in 2001 and 2002 as well as the six facilities we acquired in 2003 in connection with our acquisition of The Brown Schools. We attribute part of our success in integrating these facilities to our rigorous due diligence review of targeted facilities prior to completing any acquisition. We also have a comprehensive post-acquisition strategic plan to facilitate the integration of acquired facilities that includes improving facility operations, recruiting psychiatrists and expanding the breadth of services offered by the facilities.

•	Experienced management team — Our senior management team has an average of 20 years of experience in the health care industry. Joey A. Jacobs, our Chairman, President and Chief Executive Officer, has over 28 years experience in various capacities in the health care industry. Jack R. Salberg, our Chief Operating Officer, has more than 29 years of operational experience in both profit and non-profit health care sectors. Our senior management operates as a cohesive, complementary group and has extensive operating knowledge of our industry and understanding of the regulatory environment in which we operate. Our senior managers employ conservative fiscal policies and have a successful track record in both operating our core business and integrating acquired assets.

Our Business Strategy

      Our strategy is to establish a network of behavioral health care facilities in targeted markets throughout the United States. The principal elements of our business strategy are to:

•	Successfully integrate acquisitions — Our near term focus is on the integration of the Ramsay facilities. We initially are operating the Ramsay facilities as a separate unit within our inpatient behavioral health care division. We have retained experienced managers to operate the Ramsay facilities, and these individuals are continuing to operate their respective facilities with minimal changes to overall corporate philosophy.

•	Focus on operations — Our management team has extensive experience in the operation of multi-facility health care services companies. In our inpatient behavioral health care division, we intend to focus on improving our profitability by optimizing staffing ratios, controlling contract labor costs and reducing supply costs through group purchasing. In addition, we plan to focus on improving same- facility revenue growth by increasing admissions through new behavioral health care programs, employing intensive marketing and community education efforts and recruiting additional psychiatrists.

•	Selectively target future acquisitions — We plan to selectively pursue the acquisition of additional inpatient behavioral health care facilities. We have a disciplined acquisition strategy that is based on defined acquisition criteria. We believe that there are a number of acquisition candidates available at attractive valuations, and we have a number of potential acquisitions that are in the early stages of development and negotiation.

•	Develop unit management opportunities — We believe that substantial opportunities exist to provide additional behavioral health care contract management services to acute care hospitals in the United States. Acute care hospitals are increasingly outsourcing key clinical departments to independent management companies because they lack the expertise to (1) manage and operate specialized clinical programs, (2) assess the programs for effectiveness and results, (3) market and develop programs, (4) design and operate programs that satisfy specialized regulatory, licensing, accreditation and reimbursement requirements and (5) meet increasing regulatory requirement demands.

The Brown Schools and Ramsay Acquisitions

      In April 2003, we consummated the acquisition of six inpatient behavioral health care facilities from The Brown Schools for $63.0 million in cash. The six facilities, which have an aggregate of 879 licensed beds, are located in Austin, San Antonio and San Marcos, Texas; Charlottesville, Virginia; Colorado Springs, Colorado; and Tulsa, Oklahoma. The Brown Schools facilities offer a full continuum of care for troubled adolescents and adults. We financed the acquisition of The Brown Schools with proceeds from the issuance of $12.5 million of our series A convertible preferred stock and an increase in funding under our existing credit facility. For the year ended December 31, 2002, these facilities produced combined revenue and adjusted EBITDA of $78.0 million and $7.2 million, respectively. Adjusted EBITDA for the year ended December 31, 2002 does not include expected pro forma savings of $3.4 million representing the elimination of overhead costs (salaries and expenses) historically allocated to the operation of The Brown Schools, plus Psychiatric Solutions’ expected incremental costs to manage the business.

      On June 30, 2003, we consummated the acquisition of Ramsay, a public company that traded on the Nasdaq SmallCap Market under the symbol “RYOU,” for approximately $84.0 million, consisting of $58.0 million in cash, or $5.00 per share, $19.0 million in net assumed debt that was repaid in connection with the acquisition and $7.0 million in fees and expenses. We financed the acquisition of Ramsay with proceeds from the original note offering and an additional $12.5 million private placement of our series A preferred stock. The 11 owned or leased inpatient behavioral health care facilities we acquired from Ramsay, which have an aggregate of 1,250 beds, are primarily located in the South and Southeastern regions of the United States. In the acquisition, we also assumed 10 contracts to manage behavioral health care facilities for government agencies in Florida, Georgia and Puerto Rico. For the year ended December 31, 2002, Ramsay generated revenue and adjusted EBITDA of $145.2 million and $12.0 million, respectively. Adjusted EBITDA for the year ended December 31, 2002 does not include expected pro forma savings of $3.0 million representing the elimination of duplicative costs related to executive compensation, the former board of directors of Ramsay and other administrative fees and expenses which are directly related to the acquisition of Ramsay.

      The Brown Schools and Ramsay are both leading high quality providers of behavioral health care treatment programs that are primarily focused on children and adolescents. The Brown Schools and Ramsay operate acute behavioral hospitals and RTCs through a network of owned, leased or state-owned facilities. Both businesses have a national presence and referral base, have strong relationships with payors and have demonstrated favorable operating and financial results. Our business has historically provided acute behavioral health care services to adults. The acquisitions of The Brown Schools and Ramsay broaden our core behavioral health care business.

The Financing Transactions

      The proceeds of the original note offering, together with the proceeds of an additional $12.5 million private placement of our series A convertible preferred stock, were used to finance the acquisition of Ramsay, to repay certain of our existing debt and all of the existing debt of Ramsay, and to pay related fees and expenses. In connection with the original note offering, we amended and restated our existing credit facility. Our amended and restated credit facility is comprised of a $17.0 million senior secured term note and a $50.0 million senior secured revolver, which remains undrawn. We refer in this prospectus to the original note offering, the private placement of the additional $12.5 million of our series A convertible preferred stock and the amendment and restatement of our existing credit facility as the “Financing Transactions.”

Our Capital Structure

      The following chart describes our capital structure as of March 31, 2003:

(1)	In connection with the original note offering, we amended and restated, as well as repaid a portion of, our existing credit facility. Our amended and restated credit facility is comprised of a $17.0 million senior secured term note and a $50.0 million senior secured revolver, which remains undrawn. See “Description of Other Indebtedness and Preferred Stock.”

(2)	Consists of $4.9 million of mortgage loans insured by HUD, $0.1 million of capital lease obligations and $5.0 million of subordinated seller notes.

(3)	On April 1, 2003, concurrently with the acquisition of The Brown Schools, we received $12.5 million from the private placement of 2,272,727 shares of our series A convertible preferred stock with affiliates of Oak Investment Partners and Salix Ventures and with Brown Brothers Harriman & Co.’s The 1818 Mezzanine Fund II, L.P., or the 1818 Fund. These investors purchased an additional 2,272,727 shares of our series A convertible preferred stock for $12.5 million on June 19, 2003.

(4)	All payments with respect to the old notes and the registered notes offered hereby, including principal and interest, will be fully and unconditionally guaranteed on an unsecured senior subordinated basis by substantially all of our existing operating subsidiaries. In 2002, the non-guarantor subsidiaries had revenues of $118,000 and a net loss of $40,000 and, as of March 31, 2003, had total assets of $8.0 million and stockholders’ equity of $2.8 million. Each of the subsidiary guarantors will also guarantee our amended and restated credit facility on a senior secured basis.

      Psychiatric Solutions is a Delaware corporation. Our principal executive office is located at 113 Seaboard Lane, Suite C-100, Franklin, Tennessee 37067, and our telephone number is (615) 312-5700. Our website can be found at www.psysolutions.com. Information on our website is not deemed to be part of this prospectus.

The Exchange Offer

Old Notes:	On June 30, 2003, we sold to the initial purchasers $150,000,000 aggregate principal amount of our 10 5/8% Senior Subordinated Notes due 2013, which are fully and unconditionally guaranteed on a senior subordinated basis by substantially all of our existing operating subsidiaries. In this prospectus we refer to those senior subordinated notes as the “old notes.” The initial purchasers resold those old notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 and outside the United States to persons other than United States persons in offshore transactions meeting the requirements of Regulation S under the Securities Act.

Registration Rights Agreement:	When we sold the old notes we entered into a registration rights agreement with the initial purchasers in which we agreed, among other things, to provide to you and all other holders of these old notes the opportunity to exchange your unregistered old notes for substantially identical registered notes that we have registered under the Securities Act. This exchange offer is being made for that purpose.

Registered Notes:	We are offering to exchange the old notes for 10 5/8% Senior Subordinated Notes due 2013 that have been registered under the Securities Act, which are fully and unconditionally guaranteed on a senior subordinated basis by substantially all of our existing operating subsidiaries. In this prospectus we refer to those registered senior subordinated notes as the “registered notes.” In this prospectus we may refer to the old notes and the registered notes collectively as the “notes.” The terms of the registered notes and the old notes are substantially identical except:

• the registered notes will be issued in a transaction that will have been registered under the Securities Act;

• the registered notes will not contain securities law restrictions on transfer, and

• the registered notes will not provide for the payment of liquidated damages under circumstances relating to the timing of the exchange offer.

The Exchange Offer:	We are offering to exchange $1,000 principal amount of the registered notes for each $1,000 principal amount of your old notes. As of the date of this prospectus, $150,000,000 aggregate principal amount of the old notes are outstanding. For procedures for tendering, see “The Exchange Offer — Procedures for Tendering Old Notes.”

Expiration Date:	This exchange offer will expire at 5:00 p.m., New York City time, on , 2003, unless we extend it.

Resales of Registered Notes:	We believe that the registered notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act if:

• you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

• you are acquiring the registered notes in the ordinary course of your business;

• you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person or entity to participate in, a distribution of the registered notes; and

• you deliver a prospectus, as required by law, in connection with any resale of those registered notes, see “Plan of Distribution,” if you are a broker-dealer that receives registered notes for your own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities.

If you are an affiliate of ours, or are engaging in or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the registered notes, then:

• you may not rely on the applicable interpretations of the staff of the SEC;

• you will not be permitted to tender old notes in the exchange offer; and

• you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the old notes.

Each participating broker-dealer that receives registered notes for its own account under the exchange offer in exchange for old notes that were acquired by the broker-dealer as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the registered notes. See “Plan of Distribution.”

Any broker-dealer that acquired old notes directly from us may not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act (including being named as a selling securityholder) in connection with any resales of the old notes or the registered notes.

Acceptance of Old Notes and Delivery of Registered Notes:	We will accept for exchange any and all old notes that are validly tendered in the exchange offer and not withdrawn before the offer expires. The registered notes will be delivered promptly following the exchange offer.

Withdrawal Rights:	You may withdraw your tender of old notes at any time before the exchange offer expires.

Conditions of the Exchange Offer:	The exchange offer is subject to certain customary conditions, which we may waive. Please see “The Exchange Offer —

Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer.

Consequences of Failure to Exchange Old Notes:	If you are eligible to participate in the exchange offer and you do not tender your old notes, then you will continue to hold your old notes and you will be subject to all the limitations and restrictions on transfer applicable to such old notes. Generally, untendered old notes will remain restricted securities and may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the old notes under the Securities Act. The trading market for the old notes could be adversely affected if some but not all of the old notes are tendered and accepted in the exchange offer.

Federal Income Tax Consequences:	The exchange of an old note for a registered note in the exchange offer will not be a taxable event for United States federal income tax purposes. Consequently, you will not recognize any gain or loss upon receipt of the registered notes. See “Federal Income Tax Considerations” for a more detailed description of the tax consequences of the exchange.

Use of Proceeds:	Neither we nor any subsidiary guarantor will receive any proceeds from the issuance of registered notes pursuant to the exchange offer.

Accounting Treatment:	You will not recognize any gain or loss on the exchange of old notes for registered notes. See “The Exchange Offer — Accounting Treatment.”

Exchange Agent:	Wachovia Bank, National Association, is the exchange agent. See “The Exchange Offer — Exchange Agent.”

The Registered Notes

      The registered notes will evidence the same debt as the old notes and will be governed by the same indenture under which the old notes were issued. The summary below describes the principal terms of the registered notes. The “Description of the Registered Notes” section of this prospectus contains a more detailed description of the terms and conditions of the registered notes.

Issuer:	Psychiatric Solutions, Inc. (“PSI”)

Offering:	$150,000,000 in aggregate principal amount of 10 5/8% Senior Subordinated Notes due 2013.

Maturity Date:	June 15, 2013.

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2003.

Guarantees:	All payments with respect to the old notes are, and the registered notes, including principal and interest, will be, fully and unconditionally guaranteed on a senior subordinated basis by substantially all of our existing operating subsidiaries. In 2002, the non-guarantor subsidiaries had revenues of $118,000 and a net loss of $40,000 and, as of March 31, 2003, had total assets of

$8.0 million and stockholders’ equity of $2.8 million. Each of the subsidiary guarantors will guarantee our amended and restated credit facility on a senior secured basis.

Ranking:	The old notes and guarantees are, and the registered notes and guarantees will be, unsecured and:

• subordinate in right of payment to all existing and future senior indebtedness of PSI and the subsidiary guarantors;

• equal in right of payment to future senior subordinated indebtedness of PSI and the subsidiary guarantors; and

• senior in right of payment to future subordinated indebtedness of PSI and the subsidiary guarantors.

As of March 31, 2003, after giving pro forma effect to the acquisitions of The Brown Schools and Ramsay and the Financing Transactions:

• PSI would have had outstanding senior indebtedness of $22.0 million;

• the subsidiary guarantors would have guaranteed senior indebtedness of $17.0 million, which would have consisted of guarantees of PSI’s term borrowings under the amended and restated credit facility; and

• the non-guarantor subsidiaries would have had $4.9 million of liabilities outstanding, excluding intercompany liabilities.

Optional Redemption:	On or after June 15, 2008, PSI may redeem some or all of the notes at any time, and from time to time, at the redemption prices described in the section “Description of the Notes — Optional Redemption.”

Before June 15, 2006, PSI may redeem up to 35% of the aggregate principal amount of the notes issued under the indenture with the net cash proceeds of certain equity offerings, provided that at least 65% of the original aggregate principal amount of the notes remains outstanding after the redemption.

Mandatory Redemption:	If PSI sells certain assets or experiences specific kinds of changes of control, PSI must offer to repurchase the notes at the prices, plus accrued and unpaid interest and additional interest, if any, to the date of redemption, listed in the section “Description of the Registered Notes — Repurchase at the Option of Holders.”

Change of Control:	Upon specified change of control events, unless we have exercised our option to redeem all of the notes as described above, each holder of a note will have the right to require us to repurchase all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

Covenants:	The indenture governing the notes limits the ability of PSI and all restricted subsidiaries to, among other things:

• incur additional indebtedness and issue preferred stock;

• pay dividends or make other distributions;

• make other restricted payments and investments;

• create liens;

• incur restrictions on the ability of restricted subsidiaries to pay dividends or make other payments;

• sell assets, including capital stock of restricted subsidiaries;

• merge or consolidate with other entities; and

• enter into transactions with affiliates.

Each of the covenants is subject to a number of important exceptions and qualifications. See “Description of the Registered Notes — Certain Covenants.”

No Prior Market:	The notes are a new issue of securities for which there is currently no market. The initial purchasers of the old notes have informed us that they intend to make a market in the notes, but they are not obligated to do so and they may discontinue market-making activities at any time without notice. Accordingly, we cannot assure you that a liquid market for the notes will develop or be maintained. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for any quotation system to quote them.

      For a discussion of certain risks that should be considered in connection with an investment in the notes, see “Risk Factors.”

Summary Unaudited Pro Forma Condensed Combined Financial and Operating Data

      The following table sets forth a summary of unaudited pro forma condensed combined financial and operating data for Psychiatric Solutions, Ramsay and The Brown Schools as a combined company, giving effect to the acquisitions of Ramsay and The Brown Schools and the Financing Transactions as if they had occurred on the dates indicated and after giving effect to certain pro forma adjustments described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The pro forma condensed combined balance sheet data as of March 31, 2003 have been derived from Psychiatric Solutions’, Ramsay’s, and The Brown Schools’ historical balance sheets, adjusted to give effect to these acquisitions and the Financing Transactions, as well as the acquisition of Aeries Healthcare Corporation and Subsidiary (d/b/a Riveredge Hospital) and the merger with PMR Corporation, or PMR, as if they occurred on March 31, 2003. The pro forma condensed combined income statement data for the three months ended March 31, 2003 and 2002 and the year ended December 31, 2002 give effect to these acquisitions and the Financing Transactions, as well as our acquisition of Aeries Healthcare Corporation and Subsidiary (d/b/a Riveredge Hospital) and our merger with PMR as if they occurred at the beginning of these respective periods.

      The adjustments necessary to fairly present the unaudited pro forma condensed combined financial data have been made based on available information and in the opinion of management are reasonable. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed combined financial data. The pro forma adjustments are preliminary and revisions to the preliminary purchase price allocations and financing of the transactions may have a significant impact on the pro forma adjustments. A final valuation of net assets acquired associated with the Ramsay acquisition cannot be made prior to the completion of this prospectus. A final determination of these fair values will be conducted by Psychiatric Solutions’ independent valuation specialists. The consideration of this valuation will most likely result in a change in the value assigned to the fixed and intangible assets acquired of Ramsay.

      The unaudited pro forma condensed combined financial and operating data is for comparative purposes only and does not purport to represent what our financial position or results of operations would actually have been had the events noted above in fact occurred on the assumed dates or to project our financial position or results of operations for any future date or future period. The unaudited pro forma condensed combined financial and operating data are only a summary and should be read in conjunction with the “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Three Months Ended
	March 31,		Year Ended
			December 31,
	2003	2002	2002

	(dollars in thousands, except ratios and
	operating data)
Income Statement Data:
Revenue	$91,877	$89,638	$364,225
Expenses:
Salaries, wages and employee benefits	51,071	50,553	201,860
Other operating expenses(1)	29,719	27,705	114,911
Provision for (recovery of) doubtful accounts(2)	2,132	(52)	5,584
Depreciation and amortization	1,711	1,639	6,629
Interest expense	5,076	4,928	20,384
Other expenses(3)	957	107	1,550

Total expenses	90,666	84,880	350,918

	Three Months Ended
	March 31,		Year Ended
			December 31,
	2003	2002	2002

	(dollars in thousands, except ratios and
	operating data)
Earnings from continuing operations before income taxes	1,211	4,758	13,307
Provision for (benefit from) income taxes	825	181	(8,552)

Net income	386	4,577	21,859
Accrued dividends on series A convertible preferred stock	312	312	1,274

Net income applicable to common stockholders	$74	$4,265	$20,585

Other Financial Data:
Capital expenditures	$1,685	$1,309	$4,931
Adjusted EBITDA(4)	8,955	11,432	41,870
Operating Data:
Number of facilities:
Owned	18	18	18
Leased	4	4	4
Number of beds	2,812	2,759	2,768
Admissions	8,334	7,990	31,624
Patient days	191,757	185,411	750,113
Average length of stay	23	23	24

(1)	Other operating expenses include operating expenses, professional fees and rent expense. Rent expense was $1,747, $1,447 and $6,354 for the three months ended March 31, 2003 and 2002 and the year ended December 31, 2002, respectively.

(2)	Provision for doubtful accounts of $1,879 for the three months ended March 31, 2002 was offset by the collection of previously reserved accounts receivable relating to closed outpatient programs and a change in the estimate on the collectability of certain other receivables at PMR.

(3)	Other expenses include (a) for the three months ended March 31, 2003, expense of $960 to revalue put warrants, income of $461 to release reserves on stockholder notes and a loss of $458 related to a sale of land; (b) for the three months ended March 31, 2002, asset impairment charges incurred at Ramsay of $125 and $18 of recoveries from the sale of previously written down assets at PMR; and (c) for the year ended December 31, 2002, asset impairment charges incurred at Ramsay of $125, $18 of recoveries from the sale of previously written down assets at PMR, $1,900 of employee severance and termination costs associated with the winding up of PMR and $457 of other various gains associated with PMR.

(4)	Adjusted EBITDA is defined as net income before income taxes, interest expense (net of interest income), depreciation, amortization, and other items included in the caption above labeled “Other expenses” as more fully described in the accompanying reconciliation of adjusted EBITDA to net income. While you should not consider adjusted EBITDA in isolation or as a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States, management understands that adjusted EBITDA is a commonly used analytical indicator of performance within the health care industry and also serves as a measure of leverage capacity and debt service ability. In addition, we use adjusted EBITDA as the measure of operating profitability of its segments and their components. Adjusted EBITDA, as presented, may not be comparable to the same or similarly titled measures of other companies. The following are the components of adjusted EBITDA for the three months ended March 31, 2003 and 2002 and the year ended December 31, 2002:

	Three Months Ended
	March 31,		Year Ended
			December 31,
	2003	2002	2002

	(dollars in thousands)
Net income	$386	$4,577	$21,859
Provision for (benefit from) income taxes	825	181	(8,552)
Interest expense	5,076	4,928	20,384
Depreciation and amortization	1,711	1,639	6,629
Other expenses(3):
Change in valuation of put warrants	960	—	—
Change in reserve on stockholder notes	(461)	—	—
Loss on sale of land	458	—	—
Severance costs associated with PMR	—	—	1,900
Other various gains associated with PMR not considered operating by management	—	—	(457)
Impairment charges at Ramsay	—	125	125
Recoveries from the sale of previously written down assets	—	(18)	(18)

Total other expenses	957	107	1,550

Adjusted EBITDA	$8,955	$11,432	$41,870

Summary Historical Financial and Operating Data

Psychiatric Solutions

      The following table sets forth summary historical financial and operating data of Psychiatric Solutions for, or as of the end of, the twelve months ended March 31, 2003, each of the three months ended March 31, 2003 and 2002 and each of the years ended December 31, 2002, 2001 and 2000. The summary historical financial data as of and for each of the years ended December 31, 2002, 2001 and 2000 were derived from the audited consolidated financial statements of Psychiatric Solutions contained elsewhere in this prospectus. The summary historical financial data as of and for the three months ended March 31, 2003 and 2002 were derived from the unaudited condensed consolidated financial statements of Psychiatric Solutions contained elsewhere in this prospectus. These unaudited condensed consolidated financial statements include all adjustments necessary (consisting of normal recurring accruals) for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. The summary historical financial data for the twelve months ended March 31, 2003 were derived from the audited and unaudited financial statements of Psychiatric Solutions. You should read this table in conjunction with Psychiatric Solutions’ consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Psychiatric Solutions” contained elsewhere in this prospectus.

	Twelve Months		Three Months
	Ended		Ended March 31,				Year Ended December 31,
	March 31,
	2003		2003		2002		2002		2001		2000

	(dollars in thousands, except operating data)
Income Statement Data:
Revenue	$127,828		$37,104		$23,188		$113,912		$43,999		$23,502
Costs and expenses:
Salaries, wages and employee benefits(1)	66,259		17,785		13,970		62,444		26,183		15,257
Other operating expenses(2)	43,212		13,549		5,969		35,632		11,322		5,826
Provision for bad debts	4,288		1,322		715		3,681		662		467
Depreciation and amortization	2,051		667		386		1,770		945		757
Interest expense	5,612		1,420		1,372		5,564		2,660		1,723
Other expenses(3)	643		499		—		144		1,237		—

Total costs and expenses	122,065		35,242		22,412		109,235		43,009		24,030
Income (loss) from continuing operations before income taxes	$5,763		$1,862		$776		$4,677		$990		$(528)

Net income (loss)	$5,718		$789		$755		$5,684		$2,578		$(1,916)

Balance Sheet Data (End of Period):
Cash	$4,045		$4,045		$1,157		$2,392		$1,262		$336
Working capital (deficit)	3,389		3,389		(2,600)		2,369		(3,624)		(4,571)
Property and equipment, net	33,764		33,764		17,858		33,547		17,980		308
Total assets	96,620		96,620		55,901		90,138		54,294		26,356
Total debt	46,186		46,186		36,999		43,822		36,338		16,641
Stockholders’ equity	30,891		30,891		10,404		30,549		9,238		6,235
Other Financial Data:
Capital expenditures	$1,911		$628		$187		$1,470		$116		$106
Net cash provided by (used in) continuing operating activities	10,392		1,125		(345)		8,922		6,791		(177)
Adjusted EBITDA(4)	14,083		4,453		2,643		12,273		5,832		1,952
Ratio of Earnings to Fixed Charges(5)	1.99	x	2.26	x	1.55	x	1.81	x	1.36	x	—
Operating Data:
Number of facilities:
Owned	5		5		4		5		4		—
Leased	—		—		—		—		—		—
Number of licensed beds	683		683		497		683		493		—
Admissions	15,937		4,344		3,144		14,737		3,027		—
Patient days	160,539		45,785		30,821		145,575		30,511		—
Average length of stay	10		11		10		10		10		—

(1)	Salaries, wages and employee benefits expense includes: (a) for the three months ended March 31, 2003, expense of $5 for options granted in 2002 with exercise prices below market value; (b) for the three months ended March 31, 2002, expense of $109 for options granted in 2002 with exercise prices below market value; and (c) for the year ended December 31, 2002, expense of $118 for options granted in 2002 with exercise prices below market value.

(2)	Other operating expenses include other operating expenses, professional fees, supplies expense and rent expense less other expenses. Rent expense was $928, $248, $190, $870, $328 and $376 for the twelve months ended March 31, 2003, the three months ended March 31, 2003 and 2002, and each of the years ended December 31, 2002, 2001 and 2000, respectively.

(3)	Other expenses include: (a) for the three months ended March 31, 2003, expense of $960 to revalue put warrants and income of $461 to release reserves on stockholder notes; (b) for the year ended December 31, 2002, expense of $92 for additional reserves on stockholder notes, a gain of $34 on the disposal of assets and a loss of $86 from the retirement of debt; and (c) for the year ended December 31, 2001, loss from retirement of debt of $1,237 previously reported as an extraordinary item.

(4)	Adjusted EBITDA is defined as net income (loss) before discontinued operations, interest expense (net of interest income), income taxes, depreciation, amortization, stock compensation and other items included in the caption above labeled “Other expenses” as more fully described in the accompanying reconciliation of adjusted EBITDA to net income (loss). While you should not consider adjusted EBITDA in isolation or as a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States, management understands that adjusted EBITDA is a commonly used analytical indicator within the health care industry and also serves as a measure of leverage capacity and debt service ability. In addition, we use adjusted EBITDA as the measure of operating profitability of its segments and their components. Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies. The following are the components of adjusted EBITDA for the twelve months ended March 31, 2003, the three months ended March 31, 2003 and 2002 and each of the years ended December 31, 2002, 2001 and 2000:

	Twelve Months	Three Months
	Ended	Ended March 31,		Year Ended December 31,
	March 31,
	2003	2003	2002	2002	2001	2000

	(dollars in thousands)
Net income (loss)	$5,718	$789	$755	$5,684	$2,578	$(1,916)
Discontinued operations	—	—	—	—	(1,588)	1,388
Provision for (benefit from) income taxes	45	1,073	21	(1,007)	—	—
Interest expense	5,612	1,420	1,372	5,564	2,660	1,723
Depreciation and amortization	2,051	667	386	1,770	945	757
Stock compensation expense	14	5	109	118	—	—
Other expenses:
Change in valuation of put warrants	960	960	—	—	—	—
Change in reserve on stockholder notes	(369)	(461)	—	92	—	—
Gain on sale/disposal of assets	(34)	—	—	(34)	—	—
Loss from retirement of debt	86	—	—	86	1,237	—

Total other expenses	643	499	—	144	1,237	—

Adjusted EBITDA	$14,083	$4,453	$2,643	$12,273	$5,832	$1,952

(5)	Because we used a portion of the net proceeds from the Financing Transactions to repay a portion of the Company’s existing debt, we are required to present pro forma ratios of earnings to fixed charges. The pro forma ratios of earnings to fixed charges were 1.22 times and 1.61 times for the three months ended March 31, 2003 and the year ended December 31, 2002, respectively. Our earnings were insufficient to cover our fixed charges by $0.5 million for the year ended December 31, 2000.

Ramsay

      The following table sets forth summary historical financial and operating data of Ramsay for, or as of the end of, the twelve months ended March 31, 2003, each of the three months ended March 31, 2003 and 2002 and each of the years ended December 31, 2002, 2001 and 2000. The summary historical financial data as of and for each of the years ended December 31, 2002, 2001 and 2000 were derived from the audited consolidated financial statements of Ramsay contained elsewhere in this prospectus. The summary historical financial data as of and for the three months ended March 31, 2003 and 2002 were derived from the unaudited condensed consolidated financial statements of Ramsay contained elsewhere in this prospectus. These unaudited condensed consolidated financial statements include all adjustments necessary (consisting of normal recurring accruals) for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. The summary historical financial data for the twelve months ended March 31, 2003 were derived from the unaudited financial statements of Ramsay. You should read this table in conjunction with Ramsay’s consolidated financial statements and notes thereto contained elsewhere in this prospectus.

	Twelve
	Months	Three Months
	Ended	Ended March 31,		Year Ended December 31,
	March 31,
	2003	2003	2002	2002	2001	2000

	(dollars in thousands, except operating data)
Statement of Operations Data:
Revenue	$145,852	$36,527	$35,831	$145,156	$134,416	$108,360
Costs and expenses:
Salaries, wages and benefits	92,318	23,571	22,196	90,943	83,563	68,353
Other operating expenses(1)	41,227	10,554	9,692	40,365	37,715	28,310
Provision for doubtful accounts	1,549	402	720	1,867	2,911	2,817
Depreciation and amortization	2,593	641	625	2,577	2,430	2,369
Interest and other financing charges, net	2,342	557	690	2,475	3,299	2,706
Other expenses(2)	—	—	125	125	254	705

Total costs and expenses	140,029	35,725	34,048	138,352	130,172	105,260
Income before income taxes	$5,823	$802	$1,783	$6,804	$4,244	$3,100

Net income	$11,596	$497	$1,569	$12,668	$3,466	$2,852

Balance Sheet Data (End of Period):
Cash and cash equivalents	$328	$328	$643	$796	$752	$1,539
Working capital, net	10,633	10,633	13,648	10,250	13,099	8,328
Property and equipment	33,732	33,732	34,503	33,979	34,531	34,469
Total assets	72,140	72,140	71,159	73,297	69,011	69,598
Total debt	16,917	16,917	25,358	17,803	26,878	27,511
Stockholders’ equity	37,613	37,613	25,927	37,090	24,325	20,833
Other Financial Data:
Capital expenditures	$2,010	$413	$876	$2,473	$2,467	$2,503
Net cash provided by (used in) operating activities	10,079	692	2,184	11,571	1,998	(3,343)
Adjusted EBITDA(3)	10,758	2,000	3,223	11,981	10,227	8,880
Operating Data:
Number of facilities:
Owned	8	8	8	8	8	8
Leased	3	3	3	3	3	3
Number of beds	1,250	1,250	1,183	1,200	1,119	1,094
Admissions	9,777	2,560	2,372	9,589	8,571	7,910
Patient days	368,889	92,304	90,505	367,090	352,702	295,126
Average length of stay	38	36	38	38	41	37

(1)	Other operating expenses include rent expense which was $4,434, $1,234, $963, $4,163, $3,916 and $3,256 for the twelve months ended March 31, 2003, the three months ended March 31, 2003 and 2002, and each of the years ended December 31, 2002, 2001 and 2000, respectively.

(2)	Other expenses of $125 for the three months ended March 31, 2002 and the year ended December 31, 2002 relate to asset impairment charges. Other expenses for the year ended December 31, 2001 include $124 in asset impairment charges and a $130 loss on sale of assets. Other expenses for the year ended December 31, 2000 related to a loss on sale of assets of $705.

(3)	Adjusted EBITDA is defined as net income before income taxes, interest expense (net of interest income), depreciation, amortization, and other non-recurring items included in the caption above labeled “Other expenses” as more fully described in the accompanying reconciliation of adjusted EBITDA to net income. While you should not consider adjusted EBITDA in isolation or as a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States of America, management understands that adjusted EBITDA is a commonly used analytical indicator within the health care industry and also serves as a measure of leverage capacity and debt service ability. Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies. The following are the components of adjusted EBITDA for the twelve months ended March 31, 2003, each of the three months ended March 31, 2003 and 2002 and each of the years ended December 31, 2002, 2001 and 2000:

	Twelve
	Months	Three Months
	Ended	Ended March 31,		Year Ended December 31,
	March 31,
	2003	2003	2002	2002	2001	2000

	(dollars in thousands)
Net income	$11,596	$497	$1,569	$12,668	$3,466	$2,852
(Benefit from) provision for income taxes	(5,773)	305	214	(5,864)	778	248
Interest and other financing charges, net	2,342	557	690	2,475	3,299	2,706
Depreciation and amortization	2,593	641	625	2,577	2,430	2,369
Other expenses:
Asset impairment charges	—	—	125	125	124	—
Loss on sale of assets	—	—	—	—	130	705

Total other expenses	—	—	125	125	254	705

Adjusted EBITDA	$10,758	$2,000	$3,223	$11,981	$10,227	$8,880

The Brown Schools

      The following table sets forth summary historical financial and operating data of The Brown Schools for, or as of the end of, the twelve months ended March 31, 2003, the three months ended March 31, 2003 and 2002 and each of the years ended December 31, 2002, 2001 and 2000. The summary historical financial data as of and for each of the years ended December 31, 2002, 2001 and 2000 were derived from the audited consolidated financial statements of The Brown Schools contained elsewhere in this prospectus. The summary historical financial data as of and for the three months ended March 31, 2003 and 2002 were derived from the unaudited condensed consolidated financial statements of The Brown Schools contained elsewhere in this prospectus. These unaudited condensed consolidated financial statements include all adjustments necessary (consisting of normal recurring accruals) for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. The summary historical financial data for the twelve months ended March 31, 2003 were derived from the audited and unaudited financial statements of The Brown Schools. You should read this table in conjunction with The Brown Schools’ consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — The Brown Schools” contained elsewhere in this prospectus.

	Twelve Months	Three Months
	Ended	Ended March 31,		Year Ended December 31,
	March 31,
	2003	2003	2002	2002	2001	2000

	(dollars in thousands, except operating data)
Statement of Operations Data:
Revenue	$76,969	$18,246	$19,271	$77,994	$78,078	$67,064
Costs and expenses:
Salaries, wages and employee benefits	41,937	10,465	10,966	42,438	42,759	36,960
Other operating expenses(1)	26,417	6,430	6,547	26,534	27,645	26,876
Provision for bad debts	1,797	408	400	1,789	2,079	1,297
Depreciation and amortization	1,775	338	363	1,800	1,672	1,853
Interest expense	7,095	1,671	1,058	6,482	3,814	2,950
Other expenses(2)	458	458	—	—	68	51

Total costs and expenses	79,479	19,770	19,334	79,043	78,037	69,987
Income (loss) from continuing operations before income taxes	$(2,510)	$(1,524)	$(63)	$(1,049)	$41	$(2,923)

Net income (loss)	$(2,510)	$(1,524)	$(63)	$(1,049)	$41	$(2,923)

Balance Sheet Data (End of Period):
Cash and cash equivalents	$2	$2	$11	$2	$4	$9
Working capital	1,314	1,314	5,671	2,130	1,828	2,305
Property, plant and equipment, net	15,547	15,547	18,461	16,495	17,305	17,487
Total assets	30,201	30,201	36,813	32,491	33,526	33,114
Stockholders’ equity	19,928	19,928	19,466	21,722	22,655	24,041
Other Financial Data:
Capital expenditures	$1,386	$644	246	$988	$1,568	$561
Net cash provided by operating activities	1,754	352	15	1,417	3,412	585
Adjusted EBITDA(3)	6,818	943	1,358	7,233	5,595	1,931
Operating Data:
Number of facilities:
Owned	5	5	5	5	5	5
Leased	1	1	1	1	1	1
Number of licensed beds	879	879	869	885	869	869
Admissions	5,362	1,430	1,531	5,463	5,564	4,503
Patient days	216,020	53,668	52,315	214,667	214,223	193,814
Average length of stay	40	38	34	39	39	43

(1)	Other operating expenses include rent expense which was $1,034, $265, $236, $1,005, $962 and $718 for the twelve months ended March 31, 2003, the three months ended March 31, 2003 and 2002, and each of the years ended December 31, 2002, 2001 and 2000, respectively.

(2)	Other expenses for each of the periods indicated relate to losses on sales of assets.

(3)	Adjusted EBITDA is defined as net income (loss) before income taxes, interest expense (net of interest income), depreciation, amortization, and other non-recurring items included in the caption above labeled “Other expenses” as more fully described in the accompanying reconciliation of adjusted EBITDA to net income (loss). While you should not consider adjusted EBITDA in isolation or as a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States, management understands that adjusted EBITDA is a commonly used analytical indicator within the health care industry and also serves as a measure of leverage capacity and debt service ability. In addition, we use adjusted EBITDA as the measure of operating profitability of its segments and their components. Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies. The following are the components of adjusted EBITDA for the twelve months ended March 31, 2003, each of the three months ended March 31, 2003 and 2002 and each of the years ended December 31, 2002, 2001 and 2000:

	Twelve Months	Three Months
	Ended	Ended March 31,		Year Ended December 31,
	March 31,
	2003	2003	2002	2002	2001	2000

	(in thousands)
Net income (loss)	$(2,510)	$(1,524)	$(63)	$(1,049)	$41	$(2,923)
Interest expense	7,095	1,671	1,058	6,482	3,814	2,950
Depreciation and amortization	1,775	338	363	1,800	1,672	1,853
Other expenses(2)	458	458	—	—	68	51

Adjusted EBITDA	$6,818	$943	$1,358	$7,233	$5,595	$1,931

RISK FACTORS

      You should consider carefully each of the following risks and all other information contained and incorporated by reference in this prospectus before deciding to invest in the notes.

Risks Related to Us and Our Business

If federal or state health care programs or managed care companies reduce reimbursement rates or methods of reimbursement for our services, our revenue may decline.

      A portion of our revenue is derived from the Medicare and Medicaid programs and from various state and local payors. In recent years, federal and state governments have made significant changes in these programs. These changes have, in certain instances, decreased the amount of money we receive for our services. Future federal and state legislation may further reduce the payments received for our services or increase the timing of reimbursement payments to us.

      Insurance and managed care companies and other third parties from whom we receive payment may attempt to control health care costs by requiring that facilities discount their services in exchange for exclusive or preferred participation in their benefit plans, which may reduce the payments we receive for our services.

If we are unable to successfully integrate recent acquisitions into our business, our operations could be disrupted.

      Our acquisitions of The Brown Schools and Ramsay have significantly increased the size and geographic scope of our operations. Our ability to integrate the Ramsay facilities with our existing business will be critical to the future success of our business. This integration is subject to numerous conditions beyond our control, including the possibility of negative reactions by existing customers or employees or adverse general and regional economic conditions, general negative industry trends and competition.

      We also may be unable to achieve the anticipated benefits from the acquisitions of The Brown Schools and Ramsay. If we are unable to realize these anticipated benefits due to our inability to address the challenges of integrating these businesses or for any other reason, it could have a material adverse effect on our business and financial and operating results.

      The successful integration of Ramsay will require us to, among other things, retain key employees from Ramsay who may decide not to work for us. Our future performance will depend, in part, on our ability to successfully integrate these new employees into our company. Our failure to successfully integrate these new employees could disrupt our ongoing business.

Additional financing will be necessary to fund our acquisition program, and additional financing may not be available when needed.

      We expect our capital needs over the next several years, primarily to fund acquisitions, will exceed cash generated from operations. We plan to incur indebtedness and to issue additional debt or equity securities from time to time in order to fund these needs. Our level of indebtedness at any time may restrict our ability to borrow additional funds. In addition, we may not receive additional financing on satisfactory terms if at all. If we are unable to borrow additional funds or to obtain adequate financing on reasonable terms, we may be unable to consummate acquisitions.

If competition decreases the ability to acquire additional facilities on favorable terms, we may be unable to execute our acquisition strategy.

      Competition among hospitals and other health care providers in the United States has intensified in recent years due to cost containment pressures, changing technology, changes in government regulation and reimbursement, changes in practice patterns (such as shifting from inpatient to outpatient treatments), the impact of managed care organizations and other factors. An important part of our business strategy is the acquisition of facilities in growing urban markets. Some facilities and health care providers that compete with us have greater financial resources and a larger, more experienced development staff focused on identifying and completing acquisitions. Any or all of these factors may impede our business strategy.

If we fail to comply with regulations regarding licenses, ownership and operation, we could impair our ability to operate or expand our operations in any state.

      All of the states in which we operate require hospitals and most health care facilities to maintain a license. In addition, some states require prior approval for the purchase, construction and expansion of health care facilities, based upon a state’s determination of need for additional or expanded health care facilities or services. Such determinations, embodied in certificates of need issued by governmental agencies with jurisdiction over health care facilities, may be required for capital expenditures exceeding a prescribed amount, changes in bed capacity or services and other matters. Nine states in which we currently own or lease inpatient behavioral health care facilities, Alabama, Florida, Georgia, Illinois, Michigan, Missouri, Oklahoma, North Carolina and Virginia, have certificate of need laws. The failure to obtain any required certificate of need or the failure to maintain a required license could impair our ability to operate or expand operations in any state.

If we fail to comply with extensive laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.

      Participants in the health care industry are required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things:

•	billing for services;

•	relationships with physicians and other referral sources;

•	adequacy of medical care;

•	quality of medical equipment and services;

•	qualifications of medical and support personnel;

•	confidentiality, maintenance and security issues associated with health-related information and medical records;

•	licensure;

•	hospital rate or budget review;

•	operating policies and procedures; and

•	addition of facilities and services.

      Among these laws are the Anti-kickback Statute, the Stark Law and the Health Insurance Portability and Accountability Act of 1996, or HIPAA. These laws impact the relationships that we may have with physicians and other referral sources. The Office of Inspector General of the Department of Health and Human Services, or the OIG, has enacted safe harbor regulations that outline practices that are deemed protected from prosecution under the Anti-kickback Statute. Our current financial relationships with physicians and other referral sources may not qualify for safe harbor protection under the Anti-kickback Statute. Failure to meet a safe harbor does not mean that the arrangement automatically violates the Anti-kickback Statute, but may subject the arrangement to greater scrutiny. Further, we cannot guarantee that practices that are outside of a safe harbor will not be found to violate the Anti-kickback Statute.

      In order to comply with the Stark Law, our financial relationships with physicians and their immediate family members must meet an exception. We attempt to structure our relationships to meet an exception to the Stark Law, but the regulations implementing the exceptions, some of which are still under review, are detailed and complex, and we cannot guarantee that every relationship fully complies with the Stark Law.

      HIPAA required the Department of Health and Human Services to issue regulations requiring hospitals and other providers to implement measures to ensure the privacy and security of patients’ medical records and use of uniform data standards for the exchange of information between the hospitals and health plans including claims and payment transactions. The privacy standard became effective April 14, 2003. Full compliance with the privacy standard was required by April 14, 2003. We have met the April 14, 2003 privacy standard compliance deadline, but compliance will be an ongoing process. The transaction standard and the security standard became effective on October 16, 2000 and February 20, 2003, respectively. Full compliance with the transaction standard and security standard is required by October 16, 2003 and April 20, 2005, respectively. We are in the process of complying with the transaction standard and security standard. We may incur additional expenses in order to comply with these standards. We cannot predict the full extent of our costs for implementing all of the requirements at this stage.

      If we fail to comply with the Anti-kickback Statute, the Stark Law, HIPAA or other applicable laws and regulations, we could be subjected to liabilities, including criminal penalties, civil penalties (including the loss of our licenses to operate one or more facilities), and the exclusion of one or more of our facilities from participation in the Medicare, Medicaid and other federal and state health care programs.

      Because many of these laws and regulations are relatively new, we do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, could have a material adverse effect on our business, financial condition, results of operations or prospects and our business reputation could suffer significantly. In addition, we are unable to predict whether other legislation or regulations at the federal or state level will be adopted, what form such legislation or regulation will take or their impact.

Other companies within the health care industry continue to be the subject of federal and state investigations, which increases the risk that we may become subject to investigations in the future.

      Both federal and state government agencies as well as private payors have increased and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of health care organizations. These investigations relate to a wide variety of topics, including:

•	cost reporting and billing practices;

•	quality of care;

•	financial relationships with referral sources;

•	medical necessity of services provided; and

•	treatment of indigent patients.

      The Office of the Inspector General, or OIG, and the U.S. Department of Justice have, from time to time, undertaken national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Moreover, health care providers are subject to civil and criminal false claims laws, including the federal False Claims Act, which allows private parties to bring whistleblower lawsuits against private companies doing business with or receiving reimbursement under federal government programs. Some states have adopted similar state whistleblower and false claims provisions. Publicity associated with the substantial amounts paid by other health care providers to settle these lawsuits may encourage our current and former employees and other health care providers to bring whistleblower lawsuits. Any investigations of us, our executives or our managers could result in significant liabilities or penalties as well as adverse publicity.

We may be subject to liabilities because of claims brought against our owned, leased and managed inpatient behavioral health care facilities. In addition, if we acquire facilities with unknown or contingent liabilities, we could become liable for material obligations.

      In recent years, plaintiffs have brought actions against hospitals and other health care providers, alleging malpractice, product liability or other legal theories. Many of these actions involved large claims and significant defense costs. We maintain professional malpractice liability and general liability insurance coverage of approximately $10.0 million, in excess of our $3.0 million deductible, to cover claims arising out of the operations of our owned and leased inpatient behavioral health care facilities. Some of the claims, however, could exceed the scope of the coverage in effect or coverage of particular claims could be denied. While our professional and other liability insurance has been adequate in the past to provide for liability claims, such insurance may not be available for us to maintain adequate levels of insurance in the future. Moreover, health care providers in our industry are experiencing significant increases in the premiums for malpractice insurance, and it is anticipated that such costs may continue to rise. Malpractice insurance coverage may not continue to be available at a cost allowing us to maintain adequate levels of insurance with acceptable deductible amounts.

      In addition, inpatient behavioral health care facilities that we acquire may have unknown or contingent liabilities, including liabilities for failure to comply with health care laws and regulations. Although we obtain contractual indemnification from sellers covering these matters, such indemnification may be insufficient to cover material claims or liabilities for past activities of acquired hospitals.

We may be subject to liabilities because of claims arising from our unit management activities.

      We may be subject to liabilities from the acts, omissions and liabilities of the employees of the behavioral health care units we manage or from the actions of our employees in connection with the management of such units. Our unit management contracts generally require the acute care hospitals for which we manage units to indemnify us against certain claims and to maintain specified amounts of insurance. The hospitals, however, may not maintain such insurance and indemnification may not be available to us.

      Recently, other unit management companies have been subject to complaints alleging that these companies violated laws on behalf of units they managed. In some cases, plaintiffs brought actions against the managing company instead of, or in addition to, their individually managed hospital clients for these violations. Our managed units or other third parties may not hold us harmless for any losses we incur arising out of the acts, omissions and liabilities of the employees of the units we manage. If the courts determine that we are liable for amounts exceeding the limits of any insurance coverage or for claims outside the scope of that coverage or any indemnity, or if any indemnity agreement is determined to be unenforceable, then the resulting liability could affect adversely our business, results of operations and financial condition.

We face periodic reviews, audits and investigations under our contracts with federal and state government agencies, and these audits could have adverse findings that may negatively impact our business.

      As a result of our participation in the Medicare and Medicaid programs, we are subject to various governmental reviews, audits and investigations to verify our compliance with these programs and applicable laws and regulations. Private pay sources also reserve the right to conduct audits. An adverse review, audit or investigation could result in:

•	refunding amounts we have been paid pursuant to the Medicare or Medicaid programs or from private payors;

•	state or federal agencies imposing fines, penalties and other sanctions on us;

•	loss of our right to participate in the Medicare or Medicaid programs or one or more private payor networks; or

•	damages to our reputation in various markets.

      Both federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of health care companies. The investigations include:

•	cost reporting and billing practices;

•	quality of care;

•	financial relationships with referral sources; and

•	medical necessity of services provided.

      We also are subject to potential lawsuits under a federal whistleblower statute designed to combat fraud and abuse in the health care industry. These lawsuits can involve significant monetary and award bounties to private plaintiffs who successfully bring these suits.

If we fail to cultivate new, or maintain existing, relationships with the physicians in the communities in which we operate, our patient base may decline.

      Our business depends upon the efforts and success of the physicians who provide health care services at our facilities and the strength of the relationships with these physicians.

      Our business could be adversely affected if a significant number of physicians or a group of physicians:

•	terminate their relationship with, or reduce their use of, the facilities;

•	fail to maintain acceptable quality of care or to otherwise adhere to professional standards;

•	suffer damage to their reputation; or

•	exit the market entirely.

We depend on our key management personnel, and the loss of services of one or more key executives or a significant portion of our local management personnel could weaken our management team and our ability to deliver behavioral health care services efficiently.

      We are highly dependent on our senior management team, which has many years of experience addressing the broad range of concerns and issues relevant to our business. We have entered into employment agreements with Joey A. Jacobs, our Chairman, President and Chief Executive Officer, and Jack Salberg, our Chief Operating Officer, each of which include non-competition and non-solicitation provisions. Key man life insurance policies are not maintained on any member of senior management other than Mr. Jacobs. The loss of key management or the inability to attract, retain and motivate sufficient numbers of qualified management personnel could have a material adverse effect on our business and financial and operating results.

The shortage of qualified registered nursing staff and other health care workers could adversely affect our ability to attract, train and retain qualified personnel and could increase operating costs.

      The health care industry is very labor intensive and salaries and benefits are subject to inflationary pressures. Some of our inpatient behavioral health care facilities are experiencing the effects of the tight labor market, including a shortage of nurses, which has caused and may continue to cause an increase in our salaries, wages and benefits expenses in excess of the inflation rate. In order to supplement staffing levels, we periodically use temporary help from staffing agencies.

Risks Related to the Exchange Offer and the Registered Notes

     You may have difficulty selling the old notes that you do not exchange.

      If you do not exchange your old notes for the registered notes offered in this exchange offer, then you will continue to be subject to the restrictions on the transfer of your old notes. Those transfer restrictions are described in the indenture governing the notes and in the legend contained on the old notes, and arose because we originally issued the old notes under exemptions from, and in transactions not subject to, the registration requirements of the Securities Act.

      In general, you may offer or sell your old notes only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from those requirements. Upon the consummation of the Exchange Offer, we do not intend to register any remaining old notes under the Securities Act.

      If a large number of old notes are exchanged for registered notes in the exchange offer, then it may be more difficult for you to sell your unexchanged old notes. Additionally, if you do not exchange your old notes in the exchange offer, then you will no longer be entitled to have those notes registered under the Securities Act. See “The Exchange Offer — Consequences of Failure to Exchange Old Notes.”

Our substantial indebtedness could adversely affect our financial health and our ability to fulfill our obligations under the notes.

      As of March 31, 2003, our total consolidated indebtedness, after giving effect to the Financing Transactions and the acquisitions of The Brown Schools and Ramsay, was approximately $177.0 million. We used a portion of the net proceeds from the Financing Transactions to repay our outstanding indebtedness, except for $17.0 million of our senior secured term notes, our $4.9 million mortgage loan insured by HUD, $5.0 million of our subordinated seller notes and approximately $0.1 million of our existing capital lease obligations.

      Our indebtedness could have important consequences to you including:

•	making it more difficult for us to satisfy our obligations with respect to the notes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	requiring that a portion of our cash flow from operations be used for the payment of interest on our debt, thereby reducing our ability to use our cash flow to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the health care industry; and

•	placing us at a competitive disadvantage to our competitors that have less indebtedness.

      We and our subsidiaries may be able to incur additional indebtedness in the future, including secured indebtedness. The terms of the indenture do not fully prohibit us or our subsidiaries from doing so. If new indebtedness is added to our and our subsidiaries’ current indebtedness levels, the related risks that we and they now face could intensify.

Covenant restrictions under our amended and restated credit facility and the indenture may limit our ability to operate our business.

      Our amended and restated credit facility and the indenture governing the notes contain, among other things, covenants that may restrict our and our subsidiary guarantors’ ability to finance future operations or capital needs or to engage in other business activities. These debt instruments restrict, among other things, our ability and the ability of our subsidiaries to:

•	incur additional indebtedness and issue preferred stock;

•	pay dividends or make other distributions;

•	make other restricted payments and investments;

•	create liens;

•	incur restrictions on our ability or the ability of our restricted subsidiaries to pay dividends or make other payments;

•	sell assets, including capital stock of our restricted subsidiaries;

•	merge or consolidate with other entities; and

•	engage into transactions with affiliates.

      In addition, our amended and restated credit facility requires us to maintain specified financial ratios and tests which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. Events beyond our control, including changes in general business and economic conditions, may affect our ability to meet those financial ratios and tests. We cannot assure you that we will meet those ratios and tests or that the lenders will waive any failure to meet those ratios and tests. A breach of any of these covenants would result in a default under the amended and restated credit facility and any resulting acceleration thereunder may result in a default under the indenture. If an event of default under our amended and restated credit facility occurs, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. See “Description of Other Indebtedness and Preferred Stock” and “Description of the Registered Notes” for additional information.

Our business and financial results depend on our ability to generate sufficient cash flows to service our debt or refinance our indebtedness on commercially reasonable terms.

      Our ability to make payments on and to refinance our debt and fund planned expenditures depends on our ability to generate cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will generate cash flows from operations or that future borrowings will be available to us under our amended and restated credit facility in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. We cannot assure you that we will be able to refinance our borrowing arrangements or any other outstanding debt on commercially reasonable terms or at all. Refinancing our borrowing arrangements could cause us to:

•	pay interest at a higher rate;

•	be subject to additional or more restrictive covenants than those outlined above; and

•	grant additional security interests in our collateral.

      Our inability to generate sufficient cash flow to service our debt or refinance our indebtedness on commercially reasonable terms would have a material adverse effect on our business and results of operations.

As a holding company, we rely on payments from our subsidiaries in order for us to make payments on the notes.

      We are a holding company with no significant operations of our own. Because our operations are conducted through our subsidiaries, we depend on dividends, loans, advances and other payments from our subsidiaries in order to allow us to satisfy our financial obligations. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts to us, whether by dividends, loans, advances or other payments. The ability of our subsidiaries to pay dividends and make other payments to us depends on their earnings, capital requirements and general financial conditions and is restricted by, among other things, applicable corporate and other laws and regulations as well as, in the future, agreements to which our subsidiaries may be a party. Although our subsidiary guarantors are guaranteeing the notes, each guarantee is subordinated to all senior debt of the relevant subsidiary guarantor.

Your right to receive payments on the notes and guarantees is subordinated to our senior debt.

      Payment on the notes and guarantees will be subordinated in right of payment to all of our and the subsidiary guarantors’ current and future senior debt, including our and the subsidiary guarantors’ obligations under our amended and restated credit facility. As a result, upon any distribution to our creditors or the subsidiary guarantors’ creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to us or the subsidiary guarantors or our or their property, the holders of our and the subsidiary guarantors’ senior debt will be entitled to be paid in full in cash before any payment may be made on the notes or the related guarantees. We and the subsidiary guarantors may not have sufficient funds to pay all of our creditors, and holders of the notes may receive less, ratably, than the holders of our senior debt. In addition, all payments on the notes and the related guarantees will be blocked in the event of a payment default on our designated senior debt and may be blocked for up to 179 consecutive days in the event of certain defaults other than payment defaults on our designated senior debt.

      As of March 31, 2003, on a pro forma basis after giving effect to the original note offering and the application of the proceeds therefrom, the notes would have been subordinated to approximately $22.0 million of senior debt. In connection with the original note offering, we amended and restated our existing credit facility. Our amended and restated credit facility is comprised of a $17.0 million senior secured term note and a $50.0 million senior secured revolver, which remains undrawn. In addition, the indenture governing the notes and our amended and restated credit facility permit us and the subsidiary guarantors, subject to specified limitations, to incur additional debt, some or all of which may be senior debt. All amounts outstanding from time to time under our amended and restated credit facility will be designated senior debt.

A subsidiary guarantee could be voided or subordinated because of federal bankruptcy law or comparable state law provisions.

      Our obligations under the notes are guaranteed by substantially all of our existing operating subsidiaries. Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, one or more of the subsidiary guarantees could be voided, or claims against a subsidiary guarantee could be subordinated to all other debts of that subsidiary guarantor if, among other things the subsidiary guarantor, at the time it incurred the indebtedness evidenced by its subsidiary guarantee received less than reasonably equivalent value or fair consideration for the incurrence of the subsidiary guarantee; and

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which the subsidiary guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay its debts as they mature.

      In addition, any payment by that subsidiary guarantor pursuant to its subsidiary guarantee could be voided and required to be returned to the subsidiary guarantor or to a fund for the benefit of the creditors of the subsidiary guarantor.

      The measure of insolvency for purposes of fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a subsidiary guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

      We cannot be sure which standards a court would use to determine whether or not the subsidiary guarantors were solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance of the subsidiary guarantee would not be voided or the subsidiary guarantee would not be subordinated to that subsidiary guarantor’s other debt. If the subsidiary guarantees were legally challenged, any subsidiary guarantee could also be subject to the claim that the obligations of the applicable subsidiary guarantor were incurred for less than fair consideration, since the subsidiary guarantee was incurred for our benefit, and only indirectly for the benefit of the subsidiary guarantor.

      A court could thus void the obligations under the subsidiary guarantee or subordinate the subsidiary guarantee to the applicable subsidiary guarantor’s other debt or take other action detrimental to holders of the notes.

We may be unable to repurchase the notes if we experience a change of control.

      If we were to experience a change of control, the indenture governing the notes will require us to offer to purchase all of the outstanding notes. Our failure to repay holders tendering notes upon a change of control will result in an event of default under the notes. The events that constitute a change of control, or an event of default, under the notes may also result in an event of default under our amended and restated credit facility, which may result in the acceleration of the indebtedness under those facilities requiring us to repay that indebtedness immediately. If a change of control were to occur, we cannot assure you that we would have sufficient funds to repay debt outstanding under our amended and restated credit facility or to purchase the notes. We expect that we would require additional financing from third parties to fund any such purchases, and we cannot assure you that we would be able to obtain financing on satisfactory terms or at all.

No public market exists for the notes, and the offering and sale of the notes are subject to significant legal restrictions as well as uncertainties regarding the liquidity of the trading market for the notes.

      The notes are a new issue of securities with no established trading market. We do not intend to list the notes for trading on any stock exchange or arrange for any quotation system to quote prices for them. The initial purchasers for the old notes have informed us that they intend to make a market in the notes. However, the initial purchasers are not obligated to do so and may cease market-making activities at any time. As a result, we cannot assure you that an active trading market will develop or continue for the notes.

THE EXCHANGE OFFER

Purpose and Effect; Registration Rights

      We sold the old notes on June 30, 2003 in transactions exempt from the registration requirements of the Securities Act. Therefore, the old notes are subject to significant restrictions on resale. In connection with the issuance of the old notes, we entered into a registration rights agreement, which required that we and the subsidiary guarantors:

•	file with the SEC a registration statement under the Securities Act relating to the exchange offer and the issuance and delivery of the registered notes in exchange for the old notes;

•	use our best efforts to cause the SEC to declare the exchange offer registration statement effective under the Securities Act; and

•	use our best efforts to consummate the exchange offer not later than 30 business days following the effective date of the exchange offer registration statement.

      If you participate in the exchange offer, you will, with limited exceptions, receive registered notes that are freely tradable and not subject to restrictions on transfer. You should see “The Exchange Offer — Resales of Registered Notes” for more information relating to your ability to transfer registered notes.

      If you are eligible to participate in the exchange offer and do not tender your old notes, you will continue to hold the untendered old notes, which will continue to be subject to restrictions on transfer under the Securities Act.

      The exchange offer is intended to satisfy our exchange offer obligations under the registration rights agreement. The above summary of the registration rights agreement is not complete and is subject to, and qualified by reference to, all the provisions of the registration rights agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement that includes this prospectus.

Terms of the Exchange Offer

      We are offering to exchange $150,000,000 in aggregate principal amount of our 10 5/8% Senior Subordinated Notes due 2013 that have been registered under the Securities Act for a like aggregate principal amount of our outstanding unregistered 10 5/8% Senior Subordinated Notes due 2013.

      Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept all old notes validly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of registered notes in exchange for each $1,000 principal amount of outstanding old notes we accept in the exchange offer. You may tender some or all of your old notes under the exchange offer. However, the old notes are issuable in authorized denominations of $1,000 and integral multiples thereof. Accordingly, old notes may be tendered only in denominations of $1,000 and integral multiples thereof. The exchange offer is not conditioned upon any minimum amount of old notes being tendered.

      The form and terms of the registered notes will be the same as the form and terms of the old notes, except that:

•	the registered notes will be registered with the SEC and thus will not be subject to the restrictions on transfer or bear legends restricting their transfer;

•	all of the registered notes will be represented by global notes in book-entry form unless exchanged for notes in definitive certificated form under the limited circumstances described under “Description of the Registered Notes — Book-Entry, Delivery and Form;” and

•	the registered notes will not provide for registration rights and the payment of liquidated damages under circumstances relating to the timing of the exchange offer.

      The registered notes will evidence the same debt as the old notes and will be issued under, and be entitled to the benefits of, the indenture governing the old notes.

      The registered notes will accrue interest from the most recent date to which interest has been paid on the old notes or, if no interest has been paid, from the date of issuance of the old notes. Accordingly, registered holders of registered notes on the record date for the first interest payment date following the completion of the exchange offer will receive interest accrued from the most recent date to which interest has been paid on the old notes or, if no interest has been paid, from the date of issuance of the old notes. However, if that record date occurs prior to completion of the exchange offer, then the interest payable on the first interest payment date following the completion of the exchange offer will be paid to the registered holders of the old notes on that record date.

      In connection with the exchange offer, you do not have any appraisal or dissenters’ rights under applicable law or the indenture. We intend to conduct the exchange offer in accordance with the registration rights agreement and the applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations of the SEC. The exchange offer is not being made to, nor will we accept tenders for exchange from, holder of the old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of the jurisdiction.

      We will be deemed to have accepted validly tendered old notes when we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the registered notes from us.

      If we do not accept any tendered old notes because of an invalid tender or for any other reason, then we will return certificates for any unaccepted old notes without expense to the tendering holder as promptly as practicable after the expiration date.

Expiration Date; Amendments

      The exchange offer will expire at 5:00 p.m., New York City time, on                     , 2003, unless we, in our sole discretion, extend the exchange offer.

      If we determine to extend the exchange offer, then we will notify the exchange agent of any extension by oral or written notice and give each registered holder notice of the extension by means of a press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

      We reserve the right, in our sole discretion, to delay accepting any old notes, to extend the exchange offer or to amend or terminate the exchange offer if any of the conditions described below under “— Conditions to the Exchange Offer” have not been satisfied or waived by giving oral or written notice to the exchange agent of the delay, extension, amendment or termination. Further, we reserve the right, in our sole discretion, to amend the terms of the exchange offer in any manner. We will notify you as promptly as practicable of any extension, amendment or termination. We will also file a post-effective amendment to the registration statement of which this prospectus is a part with respect to any fundamental change in the exchange offer.

Procedures for Tendering Old Notes

      A holder who wishes to tender old notes in the exchange offer must do either of the following:

•	properly complete, sign and date the letter of transmittal, including all other documents required by the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver that letter of transmittal and other required documents to the exchange agent at the address listed below under “— Exchange Agent” on or before the expiration date; or

•	if the old notes are tendered under the book-entry transfer procedures described below, transmit to the exchange agent an agent’s message, which agent’s message must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

      In addition, one of the following must occur:

•	the exchange agent must receive certificates representing your old notes along with the letter of transmittal on or before the expiration date, or

•	the exchange agent must receive a timely confirmation of book-entry transfer of the old notes into the exchange agent’s account at DTC under the procedure for book-entry transfers described below along with the letter of transmittal or a properly transmitted agent’s message, on or before the expiration date; or

•	the holder must comply with the guaranteed delivery procedures described below.

      The term “agent’s message” means a message, transmitted by a book-entry transfer facility to and received by the exchange agent and forming a part of the book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgement from the tendering participant stating that the participant has received and agrees to be bound by the letter of transmittal, and that we may enforce the letter of transmittal against the participant.

      To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “— Exchange Agent” on or before the expiration of the exchange offer. To receive confirmation of valid tender of old notes, a holder should contact the exchange agent at the telephone number listed under “— Exchange Agent.”

      Any tender of old notes that is not withdrawn prior to the expiration date will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. Only a registered holder of old notes may tender the old notes in the exchange offer. If a holder completing a letter of transmittal tenders less than all of the old notes held by that holder, then that tendering holder should fill in the applicable box of the letter of transmittal. The amount of old notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

      The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. Do not send letters of transmittal or old notes to us.

      Generally, an eligible institution must guarantee signatures on a letter of transmittal or a notice of withdrawal unless the old notes are tendered:

•	by a registered holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

      If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by a firm which is:

•	a member of a registered national securities exchange;

•	a member of the National Association of Securities Dealers, Inc.;

•	a commercial bank or trust company having an office or correspondent in the United States; or

•	another “eligible institution” within the meaning of Rule 17Ad-15 under the Securities Exchange Act.

      If the letter of transmittal is signed by a person other than the registered holder of any outstanding old notes, the original notes must be endorsed or accompanied by appropriate powers of attorney. The power of attorney must be signed by the registered holder exactly as the registered holder(s) name(s) appear(s) on the old notes and an eligible institution must guarantee the signature on the power of attorney.

      If the letter of transmittal, or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

      If you wish to tender old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should promptly instruct the registered holder to tender on your behalf. If you wish to tender on your behalf, you must, before completing the procedures for tendering old notes, either register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

      We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance of old notes tendered for exchange. Our determination will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of old notes not properly tendered or old notes our acceptance of which might, in the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects, irregularities or conditions of tender as to any particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time period we determine. Neither we, the exchange agent nor any other person will incur any liability for failure to give you notification of defects or irregularities with respect to tenders of your old notes.

      By tendering, you will represent to us that:

•	any registered notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution of the registered notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the registered notes;

•	if the holder is a broker-dealer that will receive registered notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, that it will deliver a prospectus, as required by law, in connection with any resale of those registered notes (see “Plan of Distribution”); and

•	the holder is not our “affiliate,” as defined in Rule 405 of the Securities Act, or, if the holder is our affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

      If any holder or any such other person is our “affiliate,” or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of the registered notes to be acquired in the exchange offer, then that holder or any such other person:

•	may not rely on the applicable interpretations of the staff of the SEC;

•	is not entitled and will not be permitted to tender old notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

      Each broker-dealer who acquired its old notes as a result of market-making activities or other trading activities and thereafter receives registered notes issued for its own account in the exchange offer, must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes issued in the exchange offer. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities

Act. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

      Any broker-dealer that acquired old notes directly from us may not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act (including being named as a selling securityholder) in connection with any resales of the old notes or the registered notes.

Acceptance of Old Notes For Exchange, Delivery of Registered notes

      Upon satisfaction of all conditions to the exchange offer, we will accept, promptly after the expiration date, all old notes properly tendered and will issue the registered notes promptly after acceptance of the old notes.

      For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange when we have given oral or written notice of that acceptance to the exchange agent. For each old note accepted for exchange, you will receive a new note having a principal amount equal to that of the surrendered old note.

      In all cases, we will issue registered notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	certificates for your old notes or a timely confirmation of book-entry transfer of your old notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

      If we do not accept any tendered old notes for any reason set forth in the terms of the exchange offer or if you submit old notes for a greater principal amount than you desire to exchange, we will return the unaccepted or non-exchanged old notes without expense to you. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC under the book-entry procedures described below, we will credit the non-exchanged old notes to your account maintained with DTC.

Book-Entry Transfer

      We understand that the exchange agent will make a request within two business days after the date of this prospectus to establish accounts for the old notes at DTC for the purpose of facilitating the exchange offer, and any financial institution that is a participant in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of old notes may be effected through book-entry transfer at DTC, the exchange agent must receive a properly completed and duly executed letter of transmittal with any required signature guarantees, or an agent’s message in lieu of a letter of transmittal, and all other required documents at its address listed below under “— Exchange Agent” on or before the expiration date, or if you comply with the guaranteed delivery procedures described below, within the time period provided under those procedures.

Guaranteed Delivery Procedures

      If you wish to tender your old notes and your old notes are not immediately available, or you cannot deliver your old notes, the letter of transmittal or any other required documents or comply with DTC’s procedures for transfer before the expiration date, then you may participate in the exchange offer if:

•	the tender is made through an eligible institution;

•	before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery, containing:

•	the name and address of the holder and the principal amount of old notes tendered;

•	a statement that the tender is being made thereby; and

•	a guarantee that within three New York Stock Exchange trading days after the expiration date, the certificates representing the old notes in proper form for transfer or a book-entry confirmation and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal as well as certificates representing all tendered old notes in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Withdrawal Rights

      You may withdraw your tender of old notes at any time before the exchange offer expires.

      For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at its address listed below under “— Exchange Agent.” The notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount, or, in the case of old notes tendered by book-entry transfer, the name and number of the DTC account to be credited, and otherwise comply with the procedures of DTC; and

•	if certificates for old notes have been transmitted, specify the name in which those old notes are registered if different from that of the withdrawing holder.

      If you have delivered or otherwise identified to the exchange agent the certificates for old notes, then, before the release of these certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with the signatures guaranteed by an eligible institution, unless the holder is an eligible institution.

      We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Our determination will be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer. We will return any old notes that have been tendered but that are not exchanged for any reason to the holder, without cost, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC, the old notes will be credited to an account maintained with DTC for the old notes. You may retender properly withdrawn old notes by following one of the procedures described under “— Procedures for Tendering Old Notes” at any time on or before the expiration date.

Conditions to the Exchange Offer

      Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or to exchange registered notes for, any old notes if in our reasonable judgement:

•	the registered notes to be received will not be tradable by the holder, without restriction under the Securities Act and the Securities Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the exchange offer, or the making of any exchange by a holder of old notes, would violate any applicable law or applicable interpretation by the staff of the SEC; or

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

      The conditions listed above are for our sole benefit and we may assert them regardless of the circumstances giving rise to any condition. Subject to applicable law, we may waive these conditions in our discretion in whole or in part at any time and from time to time. If we waive these conditions, then we intend to continue the exchange offer for at least five business days after the waiver. If we fail at any time to exercise any of the above rights, the failure will not be deemed a waiver of those rights, and those rights will be deemed ongoing rights which may be asserted at any time and from time to time.

      We will not accept for exchange any old notes tendered, and will not issue registered notes in exchange for any old notes, if at that time a stop order is threatened or in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indentures under the Trust Indenture Act of 1939.

Exchange Agent

      Wachovia Bank, National Association, is the exchange agent for the exchange offer. You should direct any questions and requests for assistance and requests for additional copies of this prospectus, the letter of transmittal or the notice of guaranteed delivery to the exchange agent addressed as follows:

      By Hand, Overnight Mail, Courier, or Registered or Certified Mail:

Wachovia Bank, National Association NC 5780 2525 West End Avenue, Suite 1200 Nashville, TN 37203 Attention: Corporate Trust Administration Telecopier No.: (615) 341-3927

      Delivery of the letter of transmittal to an address other than as listed above or transmission via facsimile other than as listed above will not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

      We will pay the expenses of the exchange offer. We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We are making the principal solicitation by mail; however, our officers and employees may make additional solicitations by facsimile transmission, e-mail, telephone or in person. You will not be charged a service fee for the exchange of your old notes, but we may require you to pay any transfer or similar government taxes in certain circumstances.

Transfer Taxes

      You will be obligated to pay any transfer taxes applicable to the transfer of the old notes pursuant to the exchange offer.

Accounting Treatment

      We will record the registered notes in our accounting records at the same carrying values as the old notes, which is the aggregate principal amount of the old notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Resales of Registered Notes

      Based on interpretations of the staff of the SEC, as set forth in no-action letters to third parties, we believe that registered notes issued under the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any old note holder without further registration under the

Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act if:

•	the holder is not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	the registered notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in a distribution of the registered notes.

      Any holder who exchanges old notes in the exchange offer with the intention of participating in any manner in a distribution of the registered notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

      This prospectus may be used for an offer to resell, resale or other transfer of registered notes. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives registered notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the registered notes. Please see “Plan of Distribution” for more details regarding the transfer of registered notes.

Consequences of Failure to Exchange Old Notes

      Holders who desire to tender their old notes in exchange for registered notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent is under any duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange.

      Old notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the old notes and the existing restrictions on transfer set forth in the legend on the old notes and in the prospectus, dated June 19, 2003, relating to the old notes. Except in limited circumstances with respect to the specific types of holders of old notes, we will have no further obligation to provide for the registration under the Securities Act of such old notes. In general, old notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not anticipate that we will take any action to register the untendered old notes under the Securities Act or under any state securities laws.

      Upon completion of the exchange offer, holders of the old notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances.

      Old notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the old notes and the registered notes. Holders of the registered notes and any old notes that remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.

USE OF PROCEEDS

      This exchange offer is intended to satisfy our obligations under the registration rights agreement entered into in connection with the issuance of the old notes. Neither we nor any subsidiary guarantor will receive any proceeds from the issuance of the registered notes. In consideration for issuing the registered notes as contemplated by this prospectus, we will receive the old notes in like principal amount, the terms of which are identical in all material respects to the registered notes. The old notes surrendered in exchange for the registered notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the registered notes will not result in any increase or decrease in our indebtedness.

      We used the net proceeds of approximately $162.5 million from the sale of the old notes and private placement of our series A convertible preferred stock to fund the cash portion of the acquisition of Ramsay, to repay indebtedness assumed in connection with the acquisition of Ramsay, to repay indebtedness outstanding under our existing facility and to repay our senior subordinated indebtedness. We used the remainder of the net proceeds for working capital and to pay fees and expenses relating to the Financing Transactions.

CAPITALIZATION

      The following table sets forth the cash and cash equivalents and our consolidated capitalization as of March 31, 2003 on an actual basis, as adjusted for The Brown Schools acquisition, which we consummated in April 2003, and as further adjusted to give effect to the acquisition of Ramsay and the Financing Transactions. You should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. See “Summary — Summary Unaudited Pro Forma Condensed Combined Financial and Operating Data,” “Summary — Summary Historical Financial and Operating Data,” “Use of Proceeds,” Unaudited Pro Forma Condensed Combined Financial Information,” “Use of Proceeds,” “Selected Consolidated Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Other Indebtedness and Preferred Stock.”

	As of March 31, 2003

			As Adjusted for
		As Adjusted for	the Acquisition
		The Brown	of Ramsay and
	Psychiatric	Schools	the Financing
	Solutions	Acquisition	Transactions

	(Unaudited)
	(Dollars in thousands)
Cash and cash equivalents	$4,045	$4,045	$7,087

Debt:
Amended and restated credit facility due 2005-2008(1)	$24,023	$76,194	$17,000
Mortgage loan due 2037(2)	4,917	4,917	4,917
Capital lease obligations	75	75	75
Notes offered hereby	—	—	150,000
12.0% senior subordinated notes due 2009(3)	10,000	10,000	—
Subordinated seller notes with varying maturities(4)	5,994	4,994	4,994

Total debt	$45,009	$96,180	$176,986
Series A convertible preferred stock(5)	—	12,500	25,000
Common stockholders’ equity	30,891	30,891	23,678

Total capitalization	$75,900	$139,571	$225,664

(1)	In connection with the original note offering, we amended and restated our existing credit facility. Our amended and restated credit facility is comprised of a $17.0 million senior secured term note and a $50.0 million senior secured revolver, which remains undrawn. We repaid approximately $23.1 million of the revolver portion and approximately $36.0 million of the senior secured term notes outstanding under our existing credit facility. Approximately $17.0 million of the senior secured term notes under our amended and restated credit facility remained outstanding at the closing of the original note offering. We intend to refinance the remaining outstanding amounts with mortgage loans insured by HUD.

(2)	The mortgage loan insured by HUD is secured by real estate located at Holly Hill Hospital in Raleigh, North Carolina. Interest accrues on the HUD loan at 5.95% and principal and interest are payable in 420 monthly installments through December 2037.

(3)	The book value of the senior subordinated notes as of March 31, 2003 was approximately $11.2 million. The difference between the book value and the amount set forth above results from the issuance of warrants with the senior subordinated notes that reduced the book value by approximately $1.8 million and the valuation of a put feature on these warrants, which increased the book value by approximately $3.0 million.

(4)	These seller notes include our 9.00% subordinated convertible notes due 2005, 9.00% subordinated promissory notes due 2002 through 2005 and 9.00% subordinated promissory notes due 2003 through 2005. In connection with the acquisition of The Brown Schools, $1.0 million of these seller notes were repaid. Subsequent to March 31, 2003, an additional $3.6 million of these seller notes were converted into common stock. This conversion is not reflected in the table.

(5)	On April 1, 2003, concurrently with the acquisition of The Brown Schools, we received $12.5 million from the private placement of 2,272,727 shares of our series A convertible preferred stock with affiliates of Oak Investment Partners and Salix Ventures and with the 1818 Fund. These investors purchased an additional 2,272,727 shares of our series A convertible preferred stock for $12.5 million on June 19, 2003.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

      The following table sets forth the unaudited pro forma condensed combined financial data for Psychiatric Solutions, Ramsay and The Brown Schools as a combined company, giving effect to the acquisitions of Ramsay and The Brown Schools and the Financing Transactions as if they had occurred on the dates indicated and after giving effect to the pro forma adjustments discussed herein. The unaudited pro forma condensed combined balance sheet as of March 31, 2003 has been derived from Psychiatric Solutions’, Ramsay’s, and The Brown Schools’ historical balance sheets, adjusted to give effect to these acquisitions and the Financing Transactions, as well as our acquisition of Aeries Healthcare Corporation and Subsidiary (d/b/a Riveredge Hospital) and our merger with PMR as if they occurred on March 31, 2003. The pro forma condensed combined income statement for the three months ended March 31, 2003 and 2002 and the year ended December 31, 2002 give effect to the acquisitions of Ramsay and The Brown Schools and the Financing Transactions, as well as our acquisition of Aeries Healthcare Corporation and Subsidiary (d/b/a Riveredge Hospital) and our merger with PMR as if they occurred at the beginning of the periods presented.

      The adjustments necessary to fairly present the unaudited pro forma condensed combined financial data have been made based on available information and in the opinion of management are reasonable. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed combined financial data. The pro forma adjustments are preliminary and revisions to the preliminary purchase price allocations and financing of the transactions may have a significant impact on the pro forma adjustments. A final valuation of net assets acquired associated with the Ramsay acquisition cannot be made prior to the completion of this prospectus. A final determination of these fair values will be conducted by Psychiatric Solutions’ independent valuation specialists. The consideration of this valuation will most likely result in a change in the value assigned to the fixed and intangible assets acquired of Ramsay.

      The unaudited pro forma condensed combined financial data is for comparative purposes only and does not purport to represent what our financial position or results of operations would actually have been had the events noted above in fact occurred on the assumed dates or to project our financial position or results of operations for any future date or future period. The unaudited pro forma condensed combined financial data should be read in conjunction with the “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 31, 2003
(dollars in thousands)

							Ramsay and Financing Transactions
		The Brown Schools Adjustments					Adjustments

								Offering
								and
		The	The Brown	Pro Forma				Purchase
	Psychiatric	Brown	Schools of	Purchase		Pro Forma		Pro Forma		Pro Forma
	Solutions	Schools(1)	Oklahoma, Inc.	Adjustments		Combined	Ramsay	Adjustments		Combined

Assets
Current assets:
Cash and cash equivalents	$4,045	$—	$2	$(2	)(2)	$4,045	$328	$2,714		$7,087
Accounts receivable, net	22,137	8,913	2,213	—		33,263	21,089	—		54,352
Other current assets	2,832	345	114	—		3,291	7,007	—		10,298

Total current assets	29,014	9,258	2,329	(2)		40,599	28,424	2,714		71,737
Property, plant and equipment, net	33,764	13,321	2,226	30,625	(3)	79,936	33,732	—		113,668
Costs in excess of net assets acquired, net	26,846	—	3,004	11,268	(4)	41,118	2,286	28,755	(8)	72,159
Amortizable intangible asset, net	3,558	—	—	—		3,558	—	—		3,558
Other assets	3,438	39	24	682	(5)	4,183	7,698	1,896	(9)	13,777

Total assets	$96,620	$22,618	$7,583	$42,573		$169,394	$72,140	$33,365		$274,899

Liabilities and stockholders’ equity
Current liabilities:
Short-term borrowings	$9,529	$—	$—	$15,171	(6)	24,700	$3,856	$(27,002	)(10)	$1,554
Accounts payable	3,486	6,172	1,054	(597	)(2)	10,115	4,504	—		14,619
Accrued liabilities	12,610	2,385	661	(572	)(2)	15,084	9,431	—		24,515

Total current liabilities	25,625	8,557	1,715	14,002		49,899	17,791	(27,002)		40,688
Long-term debt, less current portion	36,657	—	—	36,000	(6)	72,657	13,061	89,714	(10)	175,432
Other liabilities	3,447	—	—	—		3,447	3,675	2,979	(11)	10,101

Total liabilities	65,729	8,557	1,715	50,002		126,003	34,527	65,691		226,221
Series A convertible preferred stock	—	—	—	12,500	(6)	12,500	—	12,500	(10)	25,000
Common stock	77	—	1	(1	)(7)	77	95	(95	)(12)	77
Additional paid-in capital	35,013	14,061	10,749	(24,810	)(7)	35,013	127,169	(127,169	)(12)	35,013
Notes receivable from stockholders	(711)	—	—	—		(711)	—	—		(711)
Accumulated (deficit) earnings	(3,488)	—	(4,882)	4,882	(7)	(3,488)	(85,752)	78,539	(12)	(10,701)
Treasury stock	—	—	—	—		—	(3,899)	3,899	(12)	—

Total stockholders’ equity	30,891	14,061	5,868	(19,929)		30,891	37,613	(44,826)		23,678

Total liabilities and stockholders’ equity	$96,620	$22,618	$7,583	$42,573		$169,394	$72,140	$33,365		$274,899

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 31, 2003
(dollars in thousands)

(1)	This column presents condensed combined balance sheet data for five of the six facilities acquired from The Brown Schools in April 2003, including The Brown Schools of Virginia, Inc., Cedar Springs Behavioral Health System, Inc., Healthcare San Antonio, Inc., The Brown Schools of San Marcos, Inc. and The Oaks Psychiatric Hospital, Inc. This group of five facilities was audited separately from The Brown Schools of Oklahoma, Inc.

(2)	Represents the elimination of cash and cash equivalents ($2), Medicare liabilities ($572) and bank overdrafts ($597) not acquired in connection with the acquisition of The Brown Schools.

(3)	Represents the adjustment of the property, plant and equipment of The Brown Schools to reflect their appraised value.

(4)	Represents adjustment to goodwill, calculated as follows:

Total required financing	$63,671
Less: Estimated capitalized financing costs	(682)
Less: Net assets acquired	(51,721)

Adjustment to goodwill	$11,268

(5)	Represents estimated capitalized financing costs incurred in connection with the acquisition of The Brown Schools.

(6)	Represents the incurrence of $15,171 of short-term borrowings and $36,000 of long-term debt and the issuance of $12,500 of our series A convertible preferred stock to finance the acquisition of The Brown Schools.

(7)	Reflects the elimination of The Brown Schools’ equity accounts and existing accumulated (deficit) earnings.

(8)	Represents adjustment to goodwill, calculated as follows:

Total purchase price	$58,075
Plus: Estimated transaction costs	7,600
Less: Net assets acquired	(36,920)

Adjustment to goodwill	$28,755

(9)	Represents estimated capitalized financing costs of $4,650 incurred in connection with the acquisition of Ramsay, less write-off of existing capitalized financing costs due to extinguishment of debt ($1,481) for Psychiatric Solutions and ($693) for Ramsay, less write-off of estimated capitalized financing costs incurred in connection with the acquisition of The Brown Schools ($580).

(10)	Represents (a) the incurrence of $150,000 of long-term debt, less the repayment of Ramsay’s short-term debt ($3,856) and long-term debt ($13,061) and the repayment a portion of Psychiatric Solutions’ short-term debt ($23,146) and a portion of its long-term debt ($47,225) and (b) the issuance of $12,500 of our series A convertible preferred stock, to finance the acquisition of Ramsay.

(11)	Represents a reclassification of put warrants from debt to other liabilities due to the pay off of $10,000 of related debt to The 1818 Fund. These warrants were exercised and classified as temporary equity in April 2003.

(12)	Reflects the elimination of Ramsay’s equity accounts and existing accumulated (deficit) earnings of $85,752, debt prepayment penalties of ($3,350), a write-off of capitalized finance cost of ($2,061), and a write-off of the original issue discount on debt of ($1,802) related to the pay-off of $10,000 of debt to the 1818 Fund.

Unaudited Pro Forma Condensed Combined Income Statement

For the three months ended March 31, 2003
(dollars in thousands)

							Ramsay and Financing
							Transactions
		The Brown Schools Adjustments					Adjustments

		The	The Brown
	Psychiatric	Brown	Schools of	Pro Forma		Pro Forma		Pro Forma		Pro Forma
	Solutions(1)	Schools(2)	Oklahoma, Inc.	Adjustments		Combined	Ramsay	Adjustments		Combined

Revenue	$37,104	$13,851	$4,395	$—		$55,350	$36,527	$—		$91,877

Expenses:
Salaries, wages and employee benefits	17,785	8,319	2,146	—		28,250	23,571	(750	)(9)	51,071
Professional fees	4,451	995	185	—		5,631	783	—		6,414
Rentals and leases	248	188	77	—		513	1,234	—		1,747
Other operating expenses(18)	8,850	3,434	1,551	(814	)(3)	13,021	8,537	—		21,558
Provision for doubtful accounts	1,322	388	20	—		1,730	402	—		2,132
Depreciation and amortization	667	279	59	65	(4)	1,070	641	—		1,711
Other expenses	499	458	—	—		957	—	—		957

Total expenses	33,822	14,061	4,038	(749)		51,172	35,168	(750)		85,590
Interest expense	(1,420)	(1,414)	(257)	389	(6)	(2,702)	(557)	(1,817	)(10)	(5,076)

Earnings from continuing operations before income taxes	1,862	(1,624)	100	1,138		1,476	802	(1,067)		1,211
Provision for (benefit from) income taxes	1,073	—	—	(147	)(7)	926	305	(406	)(11)	825

Net income	789	(1,624)	100	1,285		550	497	(661)		386
Accrued dividends on series A convertible preferred stock	—	—	—	156	(8)	156	—	156	(12)	312

Net income applicable to common stockholders	$789	$(1,624)	$100	$1,129		$394	$497	$(817)		$74

Other Financial Data:
Capital expenditures	$628	$569	$75	$—		$1,272	$413	$—		$1,685

Unaudited Pro Forma Condensed Combined Income Statement

For the three months ended March 31, 2002
(dollars in thousands)

		Riveredge and PMR Adjustments					The Brown Schools Adjustments

				Pro Forma		Psychiatric	The	The Brown
	Psychiatric	Riveredge		Purchase		Solutions	Brown	Schools of	Pro Forma		Pro Forma
	Solutions	Hospital	PMR	Adjustments		Pro Forma	Schools(2)	Oklahoma, Inc.	Adjustments		Combined

Revenue	$23,188	$6,544	$4,804	$—		$34,536	$14,860	$4,411	$—		$53,807

Expenses:
Salaries, wages and employee benefits	13,970	3,616	555	—		18,141	8,920	2,046	—		29,107
Professional fees	3,108	212	68	—		3,388	1,066	164	—		4,618
Rentals and leases	190	25	33	—		248	173	63	—		484
Other operating expenses(18)	2,671	1,861	4,161	—		8,693	3,567	1,514	(863	)(3)	12,911
Provision for (recovery of) doubtful accounts	715	44	(1,931)	—		(1,172)	400	—	—		(772)
Depreciation and amortization	386	80	116	109	(13)	691	300	63	(40	)(4)	1,014
Other expenses(5)	—	—	(18)	—		(18)	—	—	—		(18)

Total expenses	21,040	5,838	2,984	109		29,971	14,426	3,850	(903)		47,344
Interest expense	(1,372)	(139)	(2)	(427	)(14)	(1,940)	(843)	(215)	(290	)(6)	(3,288)
Other income- interest	—	—	109	(109	)(15)	—	—	—	—		—

Earnings from continuing operations before income taxes	776	567	1,927	(645)		2,625	(409)	346	613		3,175
Provision for (benefit from) income taxes	21	221	(88)	(187	)(16)	(33)	—	—	—		(33)

Net income	755	346	2,015	(458)		2,658	(409)	346	613		3,208
Accrued dividends on series A convertible preferred stock	—	—	—	—		—	—	—	156	(8)	156

Net income applicable to common stockholders	$755	$346	$2,015	$(458)		$2,658	$(409)	$346	$457		$3,052

Other Financial Data:
Capital expenditures	$187	$—	$—	$—		$187	$119	$127	$—		$433

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Ramsay and Financing
	Transactions
	Adjustments

		Pro Forma		Pro Forma
	Ramsay	Adjustments		Combined

Revenue	$35,831	$—		$89,638

Expenses:
Salaries, wages and employee benefits	22,196	(750	)(9)	50,553
Professional fees	822	—		5,440
Rentals and leases	963	—		1,447
Other operating expenses(18)	7,907	—		20,818
Provision for (recovery of) doubtful accounts	720	—		(52)
Depreciation and amortization	625	—		1,639
Other expenses(5)	125	—		107

Total expenses	33,358	(750)		79,952
Interest expense	(690)	(950	)(10)	(4,928)
Other income- interest	—	—		—

Earnings from continuing operations before income taxes	1,783	(200)		4,758
Provision for (benefit from) income taxes	214	—		181

Net income	1,569	(200)		4,577
Accrued dividends on series A convertible preferred stock	—	156	(12)	312

Net income applicable to common stockholders	$1,569	$(356)		$4,265

Other Financial Data:
Capital expenditures	$876	$—		$1,309

Unaudited Pro Forma Condensed Combined Income Statement

For the year ended December 31, 2002
(dollars in thousands)

		Riveredge and PMR Adjustments					The Brown Schools Adjustments

				Pro Forma		Psychiatric	The	The Brown
	Psychiatric	Riveredge		Purchase		Solutions	Brown	Schools of	Pro Forma		Pro Forma
	Solutions	Hospital	PMR	Adjustments		Pro Forma	Schools(2)	Oklahoma, Inc.	Adjustments		Combined

Revenue	$113,912	$14,152	$13,011	$—		$141,075	$60,174	$17,820	$—		$219,069

Expenses:
Salaries, wages and employee benefits	62,326	8,907	1,513	(1,267	)(17)	71,479	33,931	8,507	—		113,917
Professional fees	14,373	1,271	1,814	—		17,458	4,309	667	—		22,434
Rentals and leases	870	52	264	—		1,186	708	297	—		2,191
Other operating expenses(18)	20,651	2,576	9,532	—		32,759	14,401	6,152	(3,391	)(3)	49,921
Provision for (recovery of) doubtful accounts	3,681	211	(1,964)	—		1,928	1,728	61	—		3,717
Depreciation and amortization	1,770	140	181	348	(13)	2,439	1,557	243	(187	)(4)	4,052
Other expenses(5)	—	—	1,425	—		1,425	—	—	—		1,425

Total expenses	103,671	13,157	12,765	(919)		128,674	56,634	15,927	(3,578)		197,657
Interest expense	(5,564)	(628)	(4)	(922	)(14)	(7,118)	(5,629)	(853)	1,114	(6)	(12,486)
Other income — interest	—	—	209	(209	)(15)	—	—	—	—		—

Earnings from continuing operations before income taxes	4,677	367	451	(212)		5,283	(2,089)	1,040	4,692		8,926
Provision for (benefit from) income taxes	(1,007)	190	(3,255)	—		(4,072)	—	—	1,384	(7)	(2,688)

Net income	5,684	177	3,706	(212)		9,355	(2,089)	1,040	3,308		11,614
Accrued dividends on series A convertible preferred stock	—	—	—	—		—	—	—	637	(8)	637

Net income applicable to common stockholders	$5,684	$177	$3,706	$(212)		$9,355	$(2,089)	$1,040	$2,671		$10,977

Other Financial Data:
Capital expenditures	$1,470	$—	$—	$—		$1,470	$645	$343	$—		$2,458

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Ramsay and Financing
	Transactions
	Adjustments

		Pro Forma		Pro Forma
	Ramsay	Adjustments		Combined

Revenue	$145,156	$—		$364,225

Expenses:
Salaries, wages and employee benefits	90,943	(3,000	)(9)	201,860
Professional fees	4,030	—		26,464
Rentals and leases	4,163	—		6,354
Other operating expenses(18)	32,172	—		82,093
Provision for (recovery of) doubtful accounts	1,867	—		5,584
Depreciation and amortization	2,577	—		6,629
Other expenses(5)	125	—		1,550

Total expenses	135,877	(3,000)		330,534
Interest expense	(2,475)	(5,423	)(10)	(20,384)
Other income — interest	—	—		—

Earnings from continuing operations before income taxes	6,804	(2,423)		13,307
Provision for (benefit from) income taxes	(5,864)	—		(8,552)

Net income	12,668	(2,423)		21,859
Accrued dividends on series A convertible preferred stock	—	637	(12)	1,274

Net income applicable to common stockholders	$12,668	$(3,060)		$20,585

Other Financial Data:
Capital expenditures	$2,473	$—		$4,931

Notes to Unaudited Pro Forma Condensed Combined Income Statements

(dollars in thousands)

(1)	Includes the historical results of Aeries Healthcare Corporation and Subsidiary (d/b/a Riveredge Hospital) and PMR from the beginning of the period presented, except for capital expenditures, which are for Psychiatric Solutions only.

(2)	This column presents five of the six facilities acquired from The Brown Schools in April 2003, including The Brown Schools of Virginia, Inc., Cedar Springs Behavioral Health System, Inc., Healthcare San Antonio, Inc., The Brown Schools of San Marcos, Inc. and The Oaks Psychiatric Hospital, Inc. This group of five facilities was audited separately from The Brown Schools of Oklahoma, Inc.

(3)	Represents the elimination of overhead costs (salaries and expenses) historically allocated to the operation of The Brown Schools, plus Psychiatric Solutions’ expected incremental costs to manage the business.

(4)	Reflects adjustment to depreciation and amortization resulting from changes in the valuation of The Brown Schools’ fixed assets to reflect their appraised value.

(5)	Other expenses include (a) for the three months ended March 31, 2003, expense of $960 to revalue put warrants, income of $461 to release reserves on stockholder notes and a loss of $458 related to a sale of land; (b) for the three months ended March 31, 2002, asset impairment charges incurred at Ramsay of $125 and $18 of recoveries from the sale of previously written down assets at PMR; and (c) for the year ended December 31, 2002, asset impairment charges incurred at Ramsay of $125, $18 of recoveries from the sale of previously written down assets at PMR, $1,900 of employee severance and termination costs associated with the winding up of PMR and $457 of other various gains associated with PMR.

(6)	Represents the elimination of historical interest expense and the recording of interest expense relating to the financing of the acquisition of The Brown Schools.

(7)	Reflects the expected provision for income taxes resulting from the acquisition of The Brown Schools.

(8)	Reflects pay-in-kind dividends related to the issuance of $12,500 of Psychiatric Solutions’ series A convertible preferred stock concurrently with the acquisition of The Brown Schools.

(9)	Reflects the elimination of duplicative costs related to executive compensation, the former board of directors of Ramsay and other administrative fees and expenses which are directly related to the acquisition of Ramsay.

(10)	Represents the elimination of historical interest expense and the recording of interest expense relating to the financing of the acquisition of Ramsay and the Financing Transactions.

(11)	Reflects the expected provision for income taxes resulting from the acquisition of Ramsay.

(12)	Reflects pay-in-kind dividends related to the issuance of $12,500 of Psychiatric Solutions’ series A convertible preferred stock concurrently with the acquisition of Ramsay.

(13)	Reflects adjustment to depreciation and amortization resulting from changes in the valuation of Riveredge Hospital’s and PMR’s fixed assets to reflect their appraised value.

(14)	Represents the elimination of historical interest expense and the recording of interest expense relating to the financing of the acquisitions of Riveredge Hospital and PMR.

(15)	Reflects lost interest income due to the reduction in cash, cash equivalents and short-term investments balances.

(16)	Represents the elimination of a federal income tax provision as a result of the net deferred tax valuation allowance.

(17)	Reflects the reversal of accrued payouts to Riveredge Hospital option holders.

(18)	Other operating expenses are comprised of (a) for Psychiatric Solutions, other operating expenses plus supplies expense, (b) for Riveredge Hospital, other operating expenses plus supplies, contract services, insurance, utilities, real estate taxes less rentals and leases, (c) for PMR, other operating expenses plus research and development expenses, (d) for The Brown Schools, other operating expenses plus supplies and management fees, (e) for The Brown Schools of Oklahoma, other operating expenses plus supplies, purchased services and management fees and (f) for Ramsay, other operating expenses less professional fees and rentals and leases.

Ratios of Earnings to Fixed Charges

      For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes plus fixed charges. Fixed charges are defined as interest expensed, plus amortized premiums, discounts and capitalized expenses related to indebtedness, plus an estimate of the interest within rental expense.

	Three Months
	Ended March 31,		Year Ended December 31,

	2003(a)	2002	2002(a)	2001	2000(b)	1999(b)	1998(b)

Ratio of Earnings to Fixed Charges	2.26x	1.55x	1.81x	1.36x	—	—	—

(a)	Because we used a portion of the net proceeds from the Financing Transactions to repay a portion of the Company’s existing debt, we are required to present pro forma ratios of earnings to fixed charges. The pro forma ratios of earnings to fixed charges were 1.22 times and 1.61 times for the three months ended March 31, 2003 and the year ended December 31, 2002, respectively.

(b)	Our earnings were insufficient to cover our fixed charges by $0.5 million, $2.6 million and $2.6 million for the years ended December 31, 2000, 1999 and 1998, respectively.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

Psychiatric Solutions

      The following table sets forth selected historical financial and operating data of Psychiatric Solutions for, or as of the end of, the three months ended March 31, 2003 and 2002 and each of the years ended December 31, 2002, 2001, 2000, 1999 and 1998. The selected historical financial data as of and for each of the years ended December 31, 2002, 2001, 2000, 1999 and 1998 were derived from the audited consolidated financial statements of Psychiatric Solutions. The selected historical financial data as of and for each of the three months ended March 31, 2003 and 2002 were derived from the unaudited condensed consolidated financial statements of Psychiatric Solutions. These unaudited condensed consolidated financial statements include all adjustments necessary (consisting of normal recurring accruals) for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. You should read this table in conjunction with Psychiatric Solutions’ consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Psychiatric Solutions” contained elsewhere in this prospectus.

	Three Months
	Ended March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(dollars in thousands, except per share amounts and operating data)
Income Statement Data:
Revenue	$37,104	$23,188	$113,912	$43,999	$23,502	$4,500	$1,533
Costs and expenses:
Salaries, wages and employee benefits(1)	17,785	13,970	62,444	26,183	15,257	4,350	2,819
Other operating expenses(2)	13,549	5,969	35,632	11,322	5,826	1,609	993
Provision for bad debts	1,322	715	3,681	662	467	529	68
Depreciation and amortization	667	386	1,770	945	757	234	122
Interest expense	1,420	1,372	5,564	2,660	1,723	371	98
Other expenses(3)	499	—	144	1,237	—	—	—

Total costs and expenses	35,242	22,412	109,235	43,009	24,030	7,093	4,100
Income (loss) from continuing operations before income taxes	$1,862	$776	$4,677	$990	$(528)	$(2,593)	$(2,567)

Net income (loss)	$789	$755	$5,684	$2,578	$(1,916)	$(6,877)	$(1,999)

Basic earning (loss) per share from continuing operations before income taxes	$0.10	$0.15	$0.93	$0.44	$(0.11)	$(0.64)	$(0.75)

Shares used in computing basic earnings (loss) per share from continuing operations before income taxes	7,739	4,991	6,111	5,010	4,817	4,062	3,416
Diluted earnings (loss) per share from continuing operations before income taxes.	$0.10	$0.14	$0.86	$0.42	$(0.11)	$(0.64)	$(0.75)

Shares used in computing diluted earnings (loss) per share from continuing operations before income taxes	8,209	5,327	6,986	5,309	4,817	4,062	3,416

Balance Sheet Data (End of Period):
Cash	$4,045	$1,157	$2,392	$1,262	$336	$1,164	$333
Working capital (deficit)	3,389	(2,600)	2,369	(3,624)	(4,571)	920	(2,595)
Property and equipment, net	33,764	17,858	33,547	17,980	308	300	154
Total assets	96,620	55,901	90,138	54,294	26,356	13,154	10,161
Total debt	46,186	36,999	43,822	36,338	16,641	6,428	2,680
Stockholders’ equity	30,891	10,404	30,549	9,238	6,235	5,817	7,055

Other Financial Data:
Capital expenditures	$628	$187	$1,470	$116	$106	$127	$51
Net cash provided by (used in) continuing operating activities	1,125	(345)	8,922	6,791	(177)	(3,277)	(2,252)
Adjusted EBITDA(4)	4,453	2,643	12,273	5,832	1,952	(1,988)	(2,347)

	Three Months
	Ended March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(dollars in thousands, except per share amounts and operating data)
Operating Data:
Number of facilities:
Owned	5	4	5	4	—	—	—
Leased	—	—	—	—	—	—	—
Number of licensed beds	683	497	683	493	—	—	—
Admissions	4,344	3,144	14,737	3,027	—	—	—
Patient days	45,785	30,821	145,575	30,511	—	—	—
Average length of stay	11	10	11	10	—	—	—

(1)	Salaries, wages and employee benefits expense includes: (a) for the three months ended March 31, 2003, expense of $5 for options granted in 2002 with exercise prices below market value; (b) for the three months ended March 31, 2002, expense of $109 for options granted in 2002 with exercise prices below market value; and (c) for the year ended December 31, 2002, expense of $118 for options granted in 2002 with exercise prices below market value.

(2)	Other operating expenses include other operating expenses, professional fees, supplies expense and rent expense less other expenses. Rent expense was $248, $190, $870, $328, $376, $248 and $190 for the three months ended March 31, 2003 and 2002, and each of the years ended December 31, 2002, 2001, 2000, 1999 and 1998, respectively.

(3)	Other expenses include: (a) for the three months ended March 31, 2003, expense of $960 to revalue put warrants and income of $461 to release reserves on stockholder notes; (b) for the three months ended March 31, 2002, expense of $109 for options granted in 2002 with exercise prices below market; (c) for the year ended December 31, 2002, expense of $92 for additional reserves on stockholder notes, a gain of $34 on the disposal of assets and a loss of $86 from the retirement of debt; and (d) for the year ended December 31, 2001, loss from retirement of debt of $1,237 previously reported as an extraordinary item.

(4)	Adjusted EBITDA is defined as net income (loss) before discontinued operations, income taxes, interest expense (net of interest income), depreciation, amortization, stock compensation and other items included in the caption above labeled “Other expenses” as more fully described in the accompanying reconciliation of adjusted EBITDA to net income (loss). While you should not consider adjusted EBITDA in isolation or as a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States, management understands that adjusted EBITDA is a commonly used analytical indicator within the health care industry and also serves as a measure of leverage capacity and debt service ability. In addition, we use adjusted EBITDA as the measure of operating profitability of its segments and their components. Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies. The following are components of adjusted EBITDA for the three months ended March 31, 2003 and 2002 and each of the years ended December 31, 2002, 2001, 2000, 1999 and 1998:

	Three Months
	Ended March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(dollars in thousands)
Net income (loss)	$789	$755	$5,684	$2,578	$(1,916)	$(6,877)	$(1,999)
Discontinued operations	—	—	—	(1,588)	1,388	4,284	(568)
Provision for (benefit from) income taxes	1,073	21	(1,007)	—	—	—	—
Interest expense	1,420	1,372	5,564	2,660	1,723	371	98
Depreciation and amortization	667	386	1,770	945	757	234	122
Stock compensation expense	5	109	118	—	—	—	—
Other expenses:
Change in valuation of put warrants	960	—	—	—	—	—	—
Change in reserve on stockholder notes	(461)	—	92	—	—	—	—
Gain on sale/disposal of assets	—	—	(34)	—	—	—	—
Loss from retirement of debt	—	—	86	1,237	—	—	—

Total other expenses	499	—	144	1,237	—	—	—

Adjusted EBITDA	$4,453	$2,643	$12,273	$5,832	$1,952	$(1,988)	$(2,347)

Ramsay

      The following table sets forth selected historical financial and operating data of Ramsay for, or as of the end of, the three months ended March 31, 2003 and 2002 and each of the years ended December 31, 2002, 2001 and 2000. The selected historical financial data as of and for each of the years ended December 31, 2002, 2001 and 2000 were derived from the audited condensed consolidated financial statements of Ramsay. The selected historical financial data as of and for the three months ended March 31, 2003 and 2002 were derived from the unaudited consolidated financial statements of Ramsay. These unaudited condensed consolidated financial statements include all adjustments necessary (consisting of normal recurring accruals) for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 2003, are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. You should read this table in conjunction with Ramsay’s consolidated financial statements and notes thereto contained elsewhere in this prospectus.

	Three Months Ended
	March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(dollars in thousands, except per share amounts
	and operating data)
Statement of Operations Data:
Revenue	$36,527	$35,831	$145,156	$134,416	$108,360
Costs and expenses:
Salaries, wages and benefits	23,571	22,196	90,943	83,563	68,353
Other operating expenses(1)	10,554	9,692	40,365	37,715	28,310
Provision for doubtful accounts	402	720	1,867	2,911	2,817
Depreciation and amortization	641	625	2,577	2,430	2,369
Interest and other financing charges, net	557	690	2,475	3,299	2,706
Other expenses(2)	—	125	125	254	705

Total costs and expenses	35,725	34,048	138,352	130,172	105,260
Income before income taxes	$802	$1,783	$6,804	$4,244	$3,100

Net income	$497	$1,569	$12,668	$3,466	$2,852

Basic earnings per share	$0.05	$0.17	$1.37	$0.38	$0.32

Shares used in computing basic earnings per share	9,298	9,264	9,278	9,046	8,913
Diluted earnings per share	$0.04	$0.14	$1.11	$0.34	$0.32

Shares used in computing diluted earnings per share	11,385	11,390	11,405	10,340	8,954
Balance Sheet Data (End of Period):
Cash and cash equivalents	$328	$643	$796	$752	$1,539
Working capital, net	10,633	13,648	10,250	13,099	8,328
Property and equipment	33,732	34,503	33,979	34,531	34,469
Total assets	72,140	71,159	73,297	69,011	69,598
Total debt	16,917	25,358	17,803	26,878	27,511
Stockholders’ equity	37,613	25,927	37,090	24,325	20,833
Other Financial Data:
Capital expenditures	$413	$876	$2,473	$2,467	$2,503
Net cash provided by (used in) operating activities	692	2,184	11,571	1,998	(3,343)
Adjusted EBITDA(3)	2,000	3,223	11,981	10,227	8,880

	Three Months Ended
	March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(dollars in thousands, except per share amounts
	and operating data)
Operating Data:
Number of facilities:
Owned	8	8	8	8	8
Leased	3	3	3	3	3
Number of beds	1,250	1,183	1,200	1,119	1,094
Admissions	2,560	2,372	9,589	8,571	7,910
Patient days	92,304	90,505	367,090	352,702	295,126
Average length of stay	36	38	38	41	37

(1)	Other operating expenses include rent expense which was $1,234, $963, $4,163, $3,916 and $3,256 for the three months ended March 31, 2003 and 2002, and each of the years ended December 31, 2002, 2001 and 2000, respectively.

(2)	Other expenses of $125 for the three months ended March 31, 2002 and the year ended December 31, 2002 relate to asset impairment charges. Other expenses for the year ended December 31, 2001 include $124 in asset impairment charges and a $130 loss on sale of assets. Other expenses for the year ended December 31, 2000 related to a loss on sale of assets of $705.

(3)	Adjusted EBITDA is defined as net income before income taxes, interest expense (net of interest income), depreciation, amortization, and other items included in the caption above labeled “Other expenses” as more fully described in the accompanying reconciliation of adjusted EBITDA to net income. While you should not consider adjusted EBITDA in isolation or as a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States of America, management understands that adjusted EBITDA is a commonly used analytical indicator within the health care industry and also serves as a measure of leverage capacity and debt service ability. In addition, we use adjusted EBITDA as the measure of operating profitability of its segments and their components. Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies. The following are the components of adjusted EBITDA for each of the three months ended March 31, 2003 and 2002 and each of the years ended December 31, 2002, 2001 and 2000:

	Three Months Ended
	March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(dollars in thousands)
Net income	$497	$1,569	$12,668	$3,466	$2,852
Provision for (benefit from) income taxes	305	214	(5,864)	778	248
Interest and other financing charges, net	557	690	2,475	3,299	2,706
Depreciation and amortization	641	625	2,577	2,430	2,369
Other expenses:
Asset impairment charges	—	125	125	124	—
Loss on sale of assets	—	—	—	130	705

Total other expenses	—	125	125	254	705

Adjusted EBITDA	$2,000	$3,223	$11,981	$10,227	$8,880

The Brown Schools

      The following table sets forth selected historical financial and operating data of The Brown Schools for, or as of the end of, the three months ended March 31, 2003 and 2002 and each of the years ended December 31, 2002, 2001 and 2000. The selected historical financial data as of and for each of the years ended December 31, 2002, 2001 and 2000 were derived from the audited consolidated financial statements of The Brown Schools. The selected historical financial data as of and for the three months ended March 31, 2003 and 2002 were derived from the unaudited condensed consolidated financial statements of The Brown Schools. These unaudited condensed consolidated financial statements include all adjustments necessary (consisting of normal recurring accruals) for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 2003, are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. You should read this table in conjunction with The Brown Schools’ consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — The Brown Schools” contained elsewhere in this prospectus.

	Three Months Ended
	March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(dollars in thousands, except operating data)
Statement of Operations Data:
Revenue	$18,246	$19,271	$77,994	$78,078	$67,064
Costs and expenses:
Salaries, wages and employee benefits	10,465	10,966	42,438	42,759	36,960
Other operating expenses(1)	6,430	6,547	26,534	27,645	26,876
Provision for bad debts	408	400	1,789	2,079	1,297
Depreciation and amortization	338	363	1,800	1,672	1,853
Interest expense	1,671	1,058	6,482	3,814	2,950
Other expenses(2)	458	—	—	68	51

Total costs and expenses	19,770	19,334	79,043	78,037	69,987
Income (loss) from continuing operations before income taxes	$(1,524)	$(63)	$(1,049)	$41	$(2,923)

Net income (loss)	$(1,524)	$(63)	$(1,049)	$41	$(2,923)

Balance Sheet Data (End of Period):
Cash and cash equivalents	$2	$11	$2	$4	$9
Working capital	1,314	5,671	2,130	1,828	2,305
Property, plant and equipment, net	15,547	18,461	16,495	17,305	17,487
Total assets	30,201	36,813	32,491	33,526	33,114
Stockholders’ equity	19,928	19,466	21,722	22,655	24,041
Other Financial Data:
Capital expenditures	$644	246	$988	$1,568	$561
Net cash provided by operating activities	352	15	1,417	3,412	585
Adjusted EBITDA(3)	943	1,358	7,233	5,595	1,931

	Three Months Ended
	March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(dollars in thousands, except operating data)
Operating Data:
Number of facilities:
Owned	5	5	5	5	5
Leased	1	1	1	1	1
Number of licensed beds	879	869	885	869	869
Admissions	1,430	1,531	5,463	5,564	4,503
Patient days	53,668	52,315	214,667	214,223	193,814
Average length of stay	38	34	39	39	43

(1)	Other operating expenses include rent expense which was $265, $236, $1,005, $962 and $718 for the three months ended March 31, 2003 and 2002, and each of the years ended December 31, 2002, 2001 and 2000, respectively.

(2)	Other expenses relate to losses on sales of assets.

(3)	Adjusted EBITDA is defined as net income (loss) before income taxes, interest expense (net of interest income), depreciation, amortization, and other items included in the caption above labeled “Other expenses” as more fully described in the accompanying reconciliation of adjusted EBITDA to net income (loss). While you should not consider adjusted EBITDA in isolation or as a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States, management understands that adjusted EBITDA is a commonly used analytical indicator within the health care industry and also serves as a measure of leverage capacity and debt service ability. In addition, we use adjusted EBITDA as the measure of operating profitability of its segments and their components. Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies. The following are the components of adjusted EBITDA for the three months ended March 31, 2003 and 2002 and each of the years ended December 31, 2002, 2001 and 2000:

	Three Months
	Ended March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000

		(in thousands)
Net income (loss)	$(1,524)	$(63)	$(1,049)	$41	$(2,923)
Interest expense	1,671	1,058	6,482	3,814	2,950
Depreciation and amortization	338	363	1,800	1,672	1,853
Other expenses(2)	458	—	—	68	51

Adjusted EBITDA	$943	$1,358	$7,233	$5,595	$1,931

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      We are a leading provider of inpatient behavioral health care services in the United States. Through our inpatient division, we operate 22 owned or leased behavioral health care facilities with approximately 2,800 beds in 12 states and manage 10 behavioral health care facilities for government agencies. In addition, through our unit management division, we manage 48 behavioral health care units for third parties. We believe that our singular focus on the provision of behavioral health care services allows us to operate more efficiently and provide higher quality care than our competitors. We primarily operate in underserved urban markets with limited competition and favorable demographic trends. Our business is characterized by diversified sources of revenue, stable cash flows and low capital expenditure requirements. For the year ended December 31, 2002, we generated revenue and EBITDA of $364.2 million and $41.9 million, respectively. EBITDA for the year ended December 31, 2002 includes expected pro forma savings of a) $3.4 million representing the elimination of overhead costs (salaries and expenses) historically allocated to the operation of The Brown Schools, plus Psychiatric Solutions’ expected incremental costs to manage the business and b) $3.0 million representing the elimination of duplicative costs related to executive compensation, the former board of directors of Ramsay and other administrative fees and expenses which are directly related to the acquisition to Ramsay.

Sources of Revenue

          Patient Service Revenue

      Patient service revenue is generated by our inpatient facilities as a result of services provided to patients within the hospital setting. Patient service revenue is reported on the accrual basis in the period in which services are rendered, at established rates, regardless of whether collection in full is expected. Patient service revenue includes amounts estimated by management to be reimbursable by Medicare and Medicaid under provisions of cost or prospective reimbursement formulas in effect. Amounts received are generally less than the established billing rates of the facilities and the differences are reported as deductions from patient service revenue at the time the service is rendered. For the year ended December 31, 2002 and the quarter ended March 31, 2003, patient service revenue comprised approximately 88% of total revenue.

          Management Fee Revenue

      Management fee revenue is earned by our unit management division. The unit management division receives contractually determined management fees and director fees from hospitals and clinics for providing unit management and development services. For the year ended December 31, 2002 and the quarter ended March 31, 2003, management fee revenue comprised approximately 12% of total revenue.

Recent Acquisitions

      In April 2003, we consummated the acquisition of six inpatient behavioral health care facilities from The Brown Schools for $63.0 million in cash. The six facilities, which have an aggregate of 879 licensed beds, are located in Austin, San Antonio and San Marcos, Texas; Charlottesville, Virginia; Colorado Springs, Colorado; and Tulsa, Oklahoma. The Brown Schools facilities offer a full continuum of care for troubled adolescents and adults. We financed the acquisition of The Brown Schools with proceeds from the issuance of $12.5 million of our series A convertible preferred stock and an increase in funding under our existing credit facility. For the year ended December 31, 2002, the facilities produced combined revenue and adjusted EBITDA of $78.0 million and $7.2 million, respectively. Adjusted EBITDA for the year ended December 31, 2002 does not include expected pro forma savings of $3.4 million representing the elimination of overhead costs (salaries and expenses) historically allocated to the operation of The Brown Schools, plus Psychiatric Solutions’ expected incremental cost to manage the business.

      On June 30, 2003, we consummated the acquisition of Ramsay, a public company that traded on the Nasdaq SmallCap Market under the symbol “RYOU,” for approximately $84.0 million, consisting of $58.0 million in cash, or $5.00 per share, $19.0 million in net assumed debt that was repaid in connection with the acquisition and $7.0 million in fees and expenses. We financed the acquisition of Ramsay with proceeds from the original note offering and an additional $12.5 million private placement of our series A preferred stock. The 11 owned or leased inpatient behavioral health care facilities we acquired from Ramsay, which have an aggregate of 1,250 beds, are primarily located in the South and Southeastern regions of the United States. In the acquisition, we also assumed 10 contracts to manage behavioral health care facilities for government agencies in Florida, Georgia and Puerto Rico. For the year ended December 31, 2002, Ramsay generated revenue and adjusted EBITDA of $145.2 million and $12.0 million, respectively. Adjusted EBITDA for the year ended December 31, 2002 does not include expected pro forma savings of $3.0 million representing the elimination of duplicative costs related to executive compensation, the former board of directors of Ramsay and other administrative fees and expenses which are directly related to the acquisition to Ramsay.

      Acquiring inpatient behavioral health care facilities is a key part of our business strategy. Because we have grown through acquisitions accounted for as purchases, it is difficult to make meaningful comparisons between our financial statements for the fiscal periods presented. At the time a facility is acquired, we implement a number of measures to lower costs and may make significant investments in the facility. Therefore, the financial performance of a newly acquired facility may adversely affect our overall performance in the short-term. The following is a discussion of results of operations of Psychiatric Solutions, The Brown Schools and Ramsay, each on a stand-alone basis.

Results of Operations

Psychiatric Solutions

	Three Months Ended March 31,				Years Ended December 31,
	(dollars in thousands)				(dollars in thousands)

	2003		2002		2002		2001		2000

	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%

Revenue	$37,104	100.0%	$23,188	100.0%	$113,912	100.0%	$43,999	100.0%	$23,502	100.0%
Salaries, wages and employee benefits	17,785	47.9%	13,970	60.2%	62,444	54.8%	26,183	59.6%	15,257	64.9%
Professional fees	4,451	12.0%	3,108	13.4%	14,373	12.6%	7,039	16.0%	3,771	16.0%
Supplies	1,691	4.6%	1,099	4.7%	5,325	4.7%	1,241	2.8%	421	1.8%
Provision for bad debts	1,322	3.6%	715	3.1%	3,681	3.2%	662	1.5%	467	2.0%
Other operating expenses	7,407	20.0%	1,762	7.6%	15,934	14.0%	3,042	6.9%	1,634	7.0%
Depreciation and amortization(1)	667	1.8%	386	1.7%	1,770	1.6%	945	2.6%	757	3.2%
Other expenses:
Change in valuation of put warrants	960	2.6%	—	0.0%	—	0.0%	—	0.0%	—	0.0%
Change in reserve on stockholder notes	(461)	(1.2)%	—	0.0%	92	0.1%	—	0.0%	—	0.0%
Loss from early retirement of debt(2)	—	0.0%	—	0.0%	52	0.0%	1,237	2.8%	—	0.0%
Interest expense	1,420	3.8%	1,372	5.9%	5,564	4.9%	2,660	6.0%	1,723	7.3%

Income (loss) from continuing operations before income taxes	1,862	5.0%	776	3.3%	4,677	4.1%	990	2.3%	(528)	(2.2)%
Provision for (benefit from) income taxes	1,073	2.9%	21	0.1%	(1,007)	(0.9)%	—	0.0%	—	0.0%

Income (loss) from continuing operations	$789	2.1%	$755	3.3%	$5,684	5.0%	$990	2.3%	$(528)	(2.2)%

(1)	Under Statements of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed at least annually for impairment. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we adopted SFAS No. 142 effective January 1, 2002. Depreciation and amortization includes amortization of goodwill of $359,000 and $276,000 for the years ended December 31, 2001 and 2000, respectively.

(2)	In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 prohibits the classification of gains or losses from debt extinguishments as extraordinary items unless the criteria outlined in Accounting Principles Board Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, are met. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. We adopted the provisions of SFAS No. 145 effective January 1, 2003 and as such have reclassified $1.2 million loss from retirement of debt for the year ended December 31, 2001 to a component of income from continuing operations. The loss had previously been reported as an extraordinary item.

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002

      Revenue. Revenue from continuing operations was $37.1 million for the quarter ended March 31, 2003, compared to $23.2 million for the quarter ended March 31, 2002, an increase of $13.9 million or 59.9%. Revenue from owned facilities accounted for $26.1 million of the first quarter 2003 results compared to $16.8 million of the first quarter 2002 results, an increase of $9.3 million or 55.4%. The increase in revenue from owned facilities relates primarily to revenue of $7.2 million in first quarter of 2003 at Riveredge Hospital which was acquired July 1, 2002. The remainder of the increase in revenue from owned facilities is attributable to growth at our other four owned facilities, as evidenced by same facility growth in admission and patient days of 7.0% and 7.8%, respectively. Revenue from unit management contracts accounted for $11.0 million of the first quarter 2003 results compared to $6.3 million of the first quarter 2002 results, an increase of $4.7 million or 74.6%. The increase in revenue from unit management contracts relates to the additional unit management operations acquired in our merger with PMR.

      Salaries, wages and employee benefits. Salaries, wages and employee benefits expense was $17.8 million, or 47.9% of revenue, for the quarter ended March 31, 2003 compared to $13.9 million, or 59.8% of revenue, for the quarter ended March 31, 2002. Salaries, wages and employee benefits expense from owned facilities was $13.7 million in first quarter 2003, or 52.5% of first quarter 2003 revenue from owned facilities, compared to $10.1 million in first quarter 2002, or 60.1% of first quarter 2002 revenue from owned facilities. This decrease in salaries, wages and employee benefits expense as a percentage of revenue from owned facilities relates to cost containment efforts within our owned facilities. Salaries, wages and employee benefits expense from unit management contracts was $3.4 million in first quarter 2003, or 30.9% of first quarter 2003 revenue from unit management contracts, compared to $3.3 million in first quarter 2002, or 52.4% of first quarter 2002 revenue from unit management contracts. This decrease in salaries, wages and employee benefits expense as a percentage of revenue from unit management contracts relates to our acquisition from PMR of a contract to provide case management services in and around Nashville, Tennessee. All costs to provide these services are recorded in other operating expenses because the actual services provided are subcontracted. Salaries, wages and employee benefits expense for our corporate office was $674,000 for first quarter 2003 compared to $459,000 for first quarter 2002 as the result of the addition of staff necessary to manage the acquisitions during the later part of 2001 and 2002.

      Professional fees. Professional fees were $4.5 million, or 12.0% of revenue, for the quarter ended March 31, 2003 compared to $3.1 million, or 13.4% of revenue, for the quarter ended March 31, 2002. Professional fees from owned facilities were $3.2 million in first quarter 2003, or 12.3% of first quarter 2003 revenue from owned facilities, compared to $2.1 million in first quarter 2002, or 12.5% of first quarter 2002 revenue from owned facilities. Professional fees from unit management contracts were $881,000 in first quarter 2003, or 8.0% of first quarter 2003 revenue from unit management contracts, compared to $893,000 in first quarter 2002, or 14.2% of first quarter 2002 revenue from unit management contracts. This decrease in professional fees from unit management contracts as a percentage of revenue from unit management contracts relates primarily to the classification of the costs to provide case management services in and around Nashville, Tennessee as other operating expenses. Professional fees for our corporate office were $416,000 in first quarter 2003 compared to $90,000 in first quarter 2002. The increase in professional fees at our corporate office relates to accounting, legal and other services required to meet the needs of a public company and the newly integrated acquisitions.

      Supplies. Supplies expense was $1.7 million, or 4.6% of revenue for the quarter ended March 31, 2003 compared to $1.1 million, or 4.7% of revenue for the quarter ended March 31, 2002. Supplies expense at owned facilities comprises the majority of our supplies expense as a whole. The overall increase was due to the acquisition of Riveredge Hospital in July 2002. Supplies necessary at owned facilities include medical, pharmaceutical and office supplies. Supplies expense for the unit management division and the corporate office consist of office supplies and are negligible to supplies expense overall.

      Provision for bad debts. The provision for bad debts was $1.3 million, or 3.6% of revenue for the quarter ended March 31, 2003 compared to $715,000, or 3.1% of revenue for the quarter ended March 31, 2002. The provision for bad debts at owned facilities was $1.2 million in first quarter 2003, or 4.6% of first quarter 2003 owned facility revenue, compared to $647,000 in first quarter 2002, or 3.9% of first quarter 2002 owned facility revenue. This increase in provision for bad debts at owned facilities as a percentage of owned facility revenue relates to changes in payor mix and the impact of acquisitions. The provision for bad debts related to unit management contracts was negligible for both periods presented, as the provision represents approximately 1% of revenue from unit management contracts in first quarter 2003 and 2002.

      Other operating expenses. Other operating expenses were approximately $7.4 million, or 20.0% of revenue for the quarter ended March 31, 2003, compared to $1.8 million, or 7.6% of revenue for the quarter ended March 31, 2002. Other operating expenses for owned facilities were $2.3 million in first quarter 2003, or 8.8% of first quarter 2003 owned facility revenue, compared to $1.2 million in 2002, or 7.1% of 2002 owned facility revenue. This increase in other operating expenses for owned facilities as a percentage of owned facility revenue relates primarily to increased insurance costs in 2003. Other operating expenses for unit management contracts were $4.7 million in first quarter 2003, or 42.7% of first quarter 2003 unit management revenue, compared to $387,000 in first quarter 2002, or 6.1% of first quarter 2002 unit management revenue. This increase in other operating expenses for unit management contracts as a percentage of unit management revenue is attributable to the contract to provide case management services in and around Nashville, Tennessee where actual services provided are subcontracted. Other operating expenses at our corporate office increased to $378,000 in first quarter 2003 from $148,000 in first quarter 2002 primarily due to increased insurance costs in 2003.

      Depreciation and amortization. Depreciation and amortization expense was $667,000 for the quarter ended March 31, 2003 compared to $386,000 for the quarter ended March 31, 2002, an increase of $281,000 or 72.8%. This increase in depreciation and amortization expense is the result of the acquisitions of Riveredge Hospital in July 2002 and PMR in August 2002.

      Other non-operating expenses. Other non-operating expenses totaled $504,000, or 1.4% of revenue for the quarter ended March 31, 2003 compared to $109,000, or less than 1.0% of revenue for the quarter ended March 31, 2002. Other non-operating expenses for all periods presented represent non-cash items. Other non-operating expenses for first quarter 2003 consisted of $960,000 in expense recorded to recognize the change in fair value of stock purchase “put” warrants (for additional information on these warrants, see “— Liquidity and Capital Resources — Historical Psychiatric Solutions”), the release of $461,000 in reserves related to our stockholder notes and $5,000 in expense related to stock options granted below market in first quarter 2002. Other non-operating expenses for first quarter 2002 relate to stock options granted below market value in first quarter 2002.

      Interest expense. Interest expense remained relatively unchanged at $1.4 million for the quarters ended March 31, 2003 and 2002. During the first quarter 2002, we recorded $390,000 of interest expense related to accretion of detachable stock purchase warrants. Such warrant accretion accounted for $77,000 in the first quarter 2003.

Year Ended December 31, 2002 Compared To Year Ended December 31, 2001

      Revenue. Revenue from continuing operations was $113.9 million for the year ended December 31, 2002 compared to $44.0 million for the year ended December 31, 2001, an increase of $69.9 million or 158.9%. Revenue from owned facilities accounted for $81.9 million of the 2002 results compared to $16.0 million of the 2001 results, an increase of $65.9 million or 411.9%. The increase in revenue from owned facilities relates to full year operations during 2002 of the four facilities purchased during the last four months of 2001 as well as the purchase of a fifth facility at the beginning of the third quarter of 2002. Revenue from unit management contracts accounted for $32.0 million of the 2002 results compared to $28.0 million of the 2001 results, an increase of $4.0 million or 14.3%. The increase in revenue from unit management contracts relates to the additional unit management operations acquired in our merger with PMR.

      Salaries, wages and employee benefits. Salaries, wages and employee benefits expense was $62.3 million, or 54.7% of 2002 revenue, for the year ended December 31, 2002 compared to $26.2 million, or 59.6% of 2001 revenue, for the year ended December 31, 2001. Salaries, wages and employee benefits expense from owned facilities was $47.0 million in 2002, or 57.4% of 2002 revenue from owned facilities, compared to $9.5 million in 2001, or 59.4% of 2001 revenue from owned facilities. This decrease in salaries, wages and employee benefits expense as a percentage of revenue from owned facilities relates to cost containment efforts within our owned facilities. Salaries, wages and employee benefits expense from unit management contracts was $13.2 million in 2002, or 41.3% of 2002 revenue from unit management contracts, compared to $15.5 million in 2001, or 55.4% of 2001 revenue from unit management contracts. This decrease in salaries, wages and employee benefits expense as a percentage of revenue from unit management contracts relates to our acquisition from PMR in connection with our merger with PMR of a contract to provide case management services in the Nashville, Tennessee area. All costs to provide these services are recorded in other operating expenses because the actual services provided are subcontracted. Salaries, wages and employee benefits expense for our corporate office was $2.1 million for 2002 compared to $1.2 million for 2001 as the result of the addition of staff necessary to manage the acquisitions completed during late 2001 and 2002.

      Professional fees. Professional fees were $14.4 million, or 12.6% of 2002 revenue, for the year ended December 31, 2002 compared to $7.0 million, or 16.0% of 2001 revenue, for the year ended December 31, 2001. Professional fees from owned facilities were $10.3 million in 2002, or 12.6% of 2002 revenue from owned facilities, compared to $2.6 million in 2001, or 16.3% of 2001 revenue from owned facilities. This decrease in professional fees from owned facilities as a percentage of revenue from owned facilities relates to the acquisition of new facilities that are less dependent upon professional fees for operations. Professional fees from unit management contracts were $3.5 million in 2002, or 10.9% of 2002 revenue from unit management contracts, compared to $4.1 million in 2001, or 14.6% of 2001 revenue from unit management contracts. This decrease in professional fees from unit management contracts as a percentage of revenue from unit management contracts relates to cost containment efforts within the unit management division, as well as classification of the costs to provide case management services in the Nashville, Tennessee area. Professional fees for our corporate office were approximately $500,000 in 2002 compared to approximately $300,000 in 2001. The increase in professional fees at our corporate office relate to accounting, legal, and other services required as a public company.

      Supplies. Supplies expense was $5.3 million, or 4.7% of 2002 revenue, for the year ended December 31, 2002 compared to $1.2 million, or 2.8% of 2001 revenue, for the year ended December 31, 2001. Supplies expense at owned facilities comprises almost the entire amount of our supplies expense as a whole. Supplies necessary at owned facilities include medical, pharmaceutical and office supplies. The increase in supplies expense as a percentage of revenue relates to the acquisitions completed during late 2001 and 2002. Supplies expense for the unit management division and the corporate office consist of office supplies and are negligible to supplies expense overall.

      Provision for bad debts. The provision for bad debts was $3.7 million, or 3.2% of 2002 revenue, for the year ended December 31, 2002 compared to $662,000, or 1.5% of 2001 revenue, for the year ended December 31, 2001. The provision for bad debts at owned facilities was $3.5 million in 2002, or 4.3% of

2002 owned hospital revenue, compared to approximately $400,000 in 2001, or 2.5% of 2001 owned hospital revenue. This increase in provision for bad debts at owned facilities as a percentage of owned facilities revenue relates to changes in payer mix and the impact of acquisitions. The provision for bad debts related to unit management contracts was approximately $200,000 in 2002, or less than 1% of 2002 revenue from unit management contracts, compared to approximately $250,000 in 2001, or less than 1% of 2001 revenue from unit management contracts.

      Other operating expenses. Other operating expenses were approximately $15.9 million, or 14.0% of 2002 revenue, for the year ended December 31, 2002 compared to $3.0 million, or 6.9% of 2001 revenue, for the year ended December 31, 2001. Other operating expenses for owned facilities were $6.6 million in 2002, or 8.1% of 2002 owned facilities revenue, compared to $1.0 million in 2001, or 6.3% of 2001 owned facilities revenue. This increase in other operating expenses for owned facilities as a percentage of owned facilities revenue relates primarily to increased insurance costs in 2002. Other operating expenses for unit management contracts was $7.9 million in 2002, or 24.7% of 2002 unit management revenue, compared to $1.6 million in 2001, or 5.7% of 2001 unit management revenue. This increase in other operating expenses for unit management contracts as a percentage of unit management revenue is attributable to the contract to provide case management services in the Nashville, Tennessee area where actual services provided are subcontracted. Other operating expenses at our corporate office increased to $1.3 million in 2002 from approximately $400,000 in 2001 primarily due to increased insurance costs in 2002.

      Depreciation and amortization. Depreciation and amortization expense was $1.8 million for the year ended December 31, 2002 compared to $945,000 for the year ended December 31, 2001, an increase of approximately $800,000 or 87.3%. This increase in depreciation and amortization expense is the result of full year operations in 2002 for the facilities purchased in the last four months of 2001 as well as 2002 acquisitions.

      Interest expense. Interest expense was $5.6 million for the year ended December 31, 2002 compared to $2.7 million for the year ended December 31, 2001, an increase of $2.9 million or 107.4%. The increase in interest expense is due to borrowings under our existing credit facility as well as subordinated debt obtained to fund acquisitions in 2001 and 2002.

Year Ended December 31, 2001 Compared To Year Ended December 31, 2000

      Revenue. Revenue from continuing operations was $44.0 million for the fiscal year ended December 31, 2001 compared to $23.5 million for the fiscal year ended December 31, 2000, an increase of $20.5 million or 87.2%. Hospital acquisitions during fiscal year 2001 accounted for approximately $16.0 million of the increase in revenue during the fiscal year ended December 31, 2001. Additionally, the increase reflects the fact that the operations of Sunrise Behavioral Health, Ltd. were included for all of 2001 as compared to eight months during 2000.

      Salaries, wages and employee benefits. Salaries, wages and employee benefits expense was $26.2 million for the fiscal year ended December 31, 2001, compared to $15.3 million for the fiscal year ended December 31, 2000, an increase of $10.9 million or 71.2%. Of this increase, $9.5 million related to the addition of personnel stemming from the acquisitions in 2001.

      Professional fees. Professional fees were $7.0 million for the fiscal year ended December 31, 2001, compared to $3.8 million for the fiscal year ended December 31, 2000, an increase of $3.2 million or 84.2%. This increase relates primarily to the acquisition of Sunrise Behavioral Health, Ltd. in May 2000.

      Provision for doubtful accounts. The provision for doubtful accounts was $662,000 for the fiscal year ended December 31, 2001, compared to $467,000 for the fiscal year ended December 31, 2000, an increase of $195,000 or 41.8%. This increase is attributable to approximately $400,000 of provision for doubtful accounts related to hospital acquisitions which is offset by improved collections experience related to our management contracts. The provision for doubtful accounts as a percentage of revenue increased from 1.1% for the fiscal year ended December 31, 2000 to 1.5% for the fiscal year ended December 31, 2001.

      Other operating expenses. Other operating expenses were approximately $4.3 million for the fiscal year ended December 31, 2001, compared to $2.1 million for the fiscal year ended December 31, 2000, an increase of $2.2 million or 108.5%. This increase is attributable to acquisitions during fiscal year 2001.

      Depreciation and amortization. Depreciation and amortization expense was $945,000 for the fiscal year ended December 31, 2001 compared to $757,000 for the fiscal year ended December 31, 2000, an increase of $188,000 or 24.8%. This increase is attributable to acquisitions during fiscal year 2001.

      Interest expense. Interest expense was $2.6 million for the fiscal year ended December 31, 2001 compared to $1.7 million for the fiscal year ended December 31, 2000, an increase of $937,000 or 54.4%. The increase in interest expense is due to borrowings under our line of credit as well as obtaining seller-financed convertible notes to fund acquisitions in 2001.

Ramsay

      For more information about Ramsay, see “Where You Can Find More Information.”

The Brown Schools

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002

      Revenue. Revenue was $18.2 million for the quarter ended March 31, 2003, compared to $19.2 million for the quarter ended March 31, 2002, a decrease of $1.0 million or 5.2%. This decrease is primarily attributable to decreased revenues at our San Antonio facility due to a drop in admissions and patient days.

      Salaries, wages and employee benefits. Salaries, wages and employee benefits expense was $10.5 million, or 57.4% of revenue for the quarter ended March 31, 2003, compared to $11.0 million, or 56.9% of revenue for the quarter ended March 31, 2002. In total, salaries, wages and employee benefits decreased $0.5 million in the quarter ended March 31, 2003 as compared to the quarter ended March 31, 2002, due largely to efforts to reduce non-essential administrative staff, beginning in March 2002.

      Other operating expenses. Other operating expenses were approximately $6.4 million, or 35.2% of revenue for the quarter ended March 31, 2003, compared to $6.5 million, or 34.0% of revenue for the quarter ended March 31, 2002. Other operating expenses include supplies, medical, professional and other expenses necessary to serve patients and operate facilities. Other operating expenses also include a management fee from parent of $0.9 million and $1.0 million for the quarters ended March 31, 2003 and 2002, respectively. The Brown Schools facilities are charged a management fee from parent equal to approximately 5% of net revenues to cover accounting, data processing and management and administrative services provided to the facilities by the parent.

      Provision for bad debts. The provision for bad debts was relatively unchanged at $0.4 million for the quarters ended March 31, 2003 and 2002. It is the policy of The Brown Schools facilities to reserve 100% of accounts over 180 days.

      Depreciation and amortization. Depreciation and amortization expense was $338,000 for the quarter ended March 31, 2003 compared to $363,000 for the quarter ended March 31, 2002, a decrease of $25,000. This decrease in depreciation and amortization expense is the result of sales of assets during the quarter ended March 31, 2003.

      Interest expense. Interest costs were allocated by the parent to the facilities based on the relation of total assets of each facility to the consolidated assets of the parent. This allocation is not necessarily indicative of interest expense had the facilities been separate from the parent.

      Other expenses. Other expenses totaled $458,000 for the quarter ended March 31, 2003. Other expenses for 2003 relate to losses on sale of assets during the quarter.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Revenue. Revenue was $78.0 million for the year ended December 31, 2002, compared to $78.1 million for the year ended December 31, 2001, a decrease of $0.1 million or less than 1%.

      Salaries, wages and employee benefits. Salaries, wages and employee benefits expense was $42.4 million, or 54.4% of revenue for the year ended December 31, 2002, compared to $42.8 million, or 54.8% of revenue for the year ended December 31, 2001. In total, salaries, wages and employee benefits decreased $0.4 million in the year ended December 31, 2002 as compared to the year ended December 31, 2001, due largely to efforts to reduce non-essential administrative staff, beginning in March 2002.

      Other operating expenses. Other operating expenses were approximately $26.5 million, or 34.0% of revenue for the year ended December 31, 2002, compared to $27.6 million, or 35.4% of revenue for the quarter ended December 31, 2001. Other operating expenses include supplies, medical professional and other expenses necessary to serve patients and operate facilities. Other operating expenses also include a management fee from parent of $3.8 million and $4.3 million for the years ended December 31, 2002 and 2001, respectively. The Brown Schools facilities are charged a management fee from parent equal to approximately 5% of net revenues to cover accounting, data processing and other management and administrative services provided to the facilities by the parent.

      Provision for bad debts. The provision for bad debts was approximately $1.8 million, or 2.3% of revenue for the year ended December 31, 2002, compared to $2.1 million, or 2.7% of revenue for the year ended December 31, 2001. It was the policy of The Brown Schools facilities to reserve 100% of accounts over 180 days.

      Depreciation and amortization. Depreciation and amortization expense was $1.8 million for the year ended December 31, 2002 compared to $1.7 million for the year ended December 31, 2001, an increase of $0.1 million. This increase in depreciation and amortization expense is the result of fixed asset additions at our San Marcos and The Oaks Treatment Centers in late 2001.

      Interest expense. Interest costs were allocated by the parent to the facilities based on the relation of total assets of each facility to the consolidated assets of the parent. This allocation is not necessarily indicative of interest expense had the facilities been separate from the parent.

      Other expenses. Other expenses totaled $68,000 for the year ended December 31, 2001. Other expenses for 2003 were losses on sale of assets during the year.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Revenue. Revenue was $78.1 million for the year ended December 31, 2001, compared to $67.1 million for the year ended December 31, 2000, an increase of $11.0 million or 16.4%. This increase was due in part to the opening of our facility in Virginia in 2001, which generated $3.2 million in revenues during the year. Excluding the opening of our Virginia facility, revenues increased $7.8 million or 11.6% attributable to an increase in patient days of approximately 10.5%.

      Salaries, wages and employee benefits. Salaries, wages and employee benefits expense was $42.8 million, or 54.8% of revenue for the year ended December 31, 2001, compared to $37.0 million, or 55.1% of revenue for the year ended December 31, 2000. This decrease in salaries, wages and employee benefits as a percentage of revenues was the result of realizing efficiencies due to increased patient volume.

      Other operating expenses. Other operating expenses were approximately $27.6 million, or 34.4% of revenue for the year ended December 31, 2001, compared to $26.9 million, or 40.1% of revenue for the quarter ended December 31, 2000. Other operating expenses include supplies, medical professional and other expenses necessary to serve patients and run facilities. The decrease in other operating expenses as a percentage of revenues was the result of realizing efficiencies due to increased patient volume. Other operating expenses also include a management fee from parent of $4.3 million and $3.4 million for the years ended December 31, 2001 and 2000, respectively. The Brown Schools facilities are charged a management fee from parent equal to approximately 5% of net revenues to cover accounting, data processing and other management and administrative services provided to the facilities by the parent.

      Provision for bad debts. The provision for bad debts was approximately $2.1 million, or 2.7% of revenue for the year ended December 31, 2001, compared to $1.3 million, or 1.9% of revenue for the year ended December 31, 2000. It was the policy of The Brown Schools facilities to reserve 100% of accounts over 180 days.

      Depreciation and amortization. Depreciation and amortization expense was $1.7 million for the year ended December 31, 2001 compared to $1.9 million for the year ended December 31, 2000, a decrease of $0.2 million. This decrease in depreciation and amortization expense is the result of sales of assets during 2000 and 2001.

      Interest expense. Interest costs were allocated by the parent to the facilities based on the relation of total assets of each facility to the consolidated assets of the parent. This allocation is not necessarily indicative of interest expense had the facilities been separate from the parent.

      Other expenses. Other expenses totaled $68,000 for the year ended December 31, 2001, compared to $51,000 for the year ended December 31, 2000. Other expenses for 2001 and 2000 were losses on sale of assets.

Liquidity and Capital Resources

Pro Forma Business

      We intend to fund our ongoing operations through cash generated by operations, availability under our amended and restated credit facility and existing cash and cash equivalents. Our amended and restated credit facility is comprised of a $17.0 million senior secured term note and a $50.0 million senior secured revolver, which remains undrawn. As part of the Financing Transactions, we issued $150.0 million of senior subordinated notes and amended and restated our existing credit facility. We anticipate that cash generated by operations, availability under our amended and restated credit facility and existing cash and cash equivalents will be sufficient to meet working capital requirements, service our debt and finance capital expenditures over the next twelve months.

      In addition, we may acquire additional inpatient behavioral health care facilities. Management continually assesses our capital needs and will likely seek additional financing, including debt or equity, to fund potential acquisitions or for other corporate purposes. In negotiating such financing, there can be no assurance that we will be able to raise additional capital on terms satisfactory to us. Failure to obtain additional financing on reasonable terms could have a negative effect on our plans to acquire additional inpatient behavioral health care facilities.

      We have performed sensitivity analysis over the near term regarding the interest rate risk described below. Based upon this sensitivity analysis, we are not exposed to material market risk from changes in interest rates. Our $50.0 million senior secured revolver under our amended and restated credit facility has a variable interest rate based upon the prime rate plus an applicable margin. A hypothetical 10% adverse change in the interest rate would not materially impact our net income at March 31, 2003 as we would not have drawn on the senior secured revolver.

Historical Psychiatric Solutions

      As of March 31, 2003, we had working capital of $3.4 million, including cash and cash equivalents of $4.0 million, compared to working capital of $2.4 million at December 31, 2002. Working capital includes amounts due under terms of our revolving credit agreement under our existing credit facility, which totaled $7.0 million and $5.4 million at March 31, 2003 and December 31, 2002, respectively. The revolving credit agreement requires that all non-governmental cash receipts be applied to reduce the outstanding balance under the revolving line of credit agreement. Such amounts can then be re-borrowed to the extent that borrowing capacity remains under the revolving line of credit. The increase in the working capital is primarily due to higher accounts receivable as the result of increases in our revenue during the three months ended March 31, 2003.

      Cash used in operating activities increased from $345,000 for the three months ended March 31, 2002 to cash provided by operating activities of $1.1 million for the three months ended March 31, 2003. The increase in cash flows from operating activities was due to acquisitions in the third quarter of 2002. Cash used in investing activities increased from $272,000 for the three months ended March 31, 2002 to $808,000 for the three months ended March 31, 2003. This increase was due to purchases of certain computer equipment and software during the three months ended March 31, 2003. Cash provided by financing activities increased from $512,000 for the three months ended March 31, 2002 to $1.3 million for the three months ended March 31, 2003. This increase was due to additional principal borrowed for working capital.

      In conjunction with the acquisition of Holly Hill Hospital in December 2001, we entered into a senior credit facility of $33.2 million with our senior lender, CapitalSource Finance, LLC, or CapSource. On April 1, 2003, our then-existing credit facility was expanded to approximately $81.0 million with the increase of our revolving credit facility to $28.0 million from $17.5 million and a new $36.0 million term loan. We borrowed approximately $52.2 million during April 2003, including $16.2 million under the revolving line of credit under the expanded then-existing credit facility, to partially fund our acquisition of The Brown Schools, Inc. In connection with the closing of the original note offering, our expanded then-existing credit facility was amended and restated to increase our revolving credit facility to $50.0 million from $28.0 million and refinance the $36.0 million term loan with proceeds from the original note offering. The term loan remains outstanding with a balance of $17.0 million.

      Our amended and restated credit facility currently includes two lines of credit, consisting of approximately $17.0 million of non-revolving term loans and a $50.0 million revolving working capital line of credit. Both lines are secured by substantially all of our assets and the stock of our existing operating subsidiaries. The term loans accrue interest at the Citibank, N.A. prime rate plus 4.5% subject to a floor of 8.75% and are due in November 2003. The revolving line of credit accrues interest at the Citibank, N.A. prime rate plus 2% subject to a floor of 6.25% and is due in June 2006. At April 30, 2003, the interest rate under the revolving credit facility was 6.69%. Until the maturity date, we may borrow, repay and re-borrow an amount not to exceed the lesser of $50.0 million or the borrowing base (as defined in the amended and restated credit facility). As of April 30, 2003, we had approximately $3.1 million available under the revolving line of credit under our then-existing credit facility. Under the revolving line of credit, all of our collections, except for Medicare and Medicaid payments, are deposited into lockbox accounts controlled by CapSource. The funds deposited in the lockbox are applied to outstanding borrowings on a daily basis. As a result, the outstanding borrowings under the revolving line of credit are classified as short-term as of December 31, 2002 and March 31, 2003. We must pay an unused fee in the amount of 0.04% per month of the monthly unused portion of the amended and restated credit facility. Such fees were approximately $24,000 as of April 30, 2003.

      Our amended and restated credit facility contains customary covenants which include: (1) a specified monthly patient census for any owned, operated or leased facilities; (2) a limitation on capital expenditures, sales of assets, mergers, changes of ownership, new principal lines of business, indebtedness, dividends and redemptions; and (3) various financial covenants. In addition, the amended and restated credit facility provides CapSource with a right of first refusal to provide additional debt financing to us. As of April 30, 2003, we were in compliance with all then-existing applicable debt covenant requirements. If we violate one or more of these covenants, amounts outstanding under the amended and restated credit facility could become immediately payable and additional borrowings could be restricted. As of April 30, 2003, approximately $24.9 million was outstanding under the revolver portion of our then-existing credit facility.

      In connection with the acquisition of Sunrise Behavioral Health, Ltd., a manager of inpatient behavioral health care units in acute care hospitals, in May 2000, we issued subordinated convertible notes in the amount of $3.6 million. These convertible notes are due May 1, 2005 and accrue interest at 9% per annum. The principal amount of these convertible notes and the interest thereon converted into shares of our common stock in April and May 2003, based on a conversion price of $8.53 per share.

      In 2001, we issued promissory notes totaling $4.5 million in connection with its acquisitions of three facilities. One note in the amount of $2.5 million accrued interest at 9% per annum and matured on June 30, 2002. We paid this note in full with a portion of the proceeds of our subordinated debt offering described below. The remaining $2.0 million note accrues interest at 9% per annum and is due June 30, 2005. In connection with the purchase of facilities from The Brown Schools in April 2003, $1.0 million of the $2.0 million note was repaid. Among other customary covenants, both notes contain cross default covenants triggered by a default of any other indebtedness of at least $1.0 million. We were in compliance with these covenants as of March 31, 2003.

      On June 28, 2002, we entered into a securities purchase agreement with The 1818 Fund to issue up to $20.0 million of senior subordinated notes with detachable nominal warrants. On June 28, 2002, a total of $10.0 million of the senior subordinated notes were issued. Approximately $7.5 million of the proceeds were used to fund a portion of the acquisition of Riveredge Hospital and approximately $2.5 million of the proceeds were used to reduce current indebtedness. The notes had a term of seven years and bore interest at 12% annually, payable quarterly. The notes provided for a prepayment penalty of 6%, 3% or 1% if the notes were prepaid prior to the first anniversary, second anniversary and third anniversary of the closing date, respectively. We redeemed these notes in full with proceeds raised from the Financing Transactions and, consequently, no longer have the right to borrow money from The 1818 Fund under the senior subordinated notes.

      In connection with the issuance of the senior subordinated notes to The 1818 Fund, we issued detachable stock purchase warrants for the purchase of 372,412 shares of our stock at an exercise price of $.01 per share. As of the date of issuance, our shares were valued at $5.43 per share such that the fair value of the warrants totaled approximately $2.0 million. Under Accounting Principles Board Opinion No. 14, we were required to allocate a portion of the cash proceeds received from the notes to the stock purchase warrants with the offset recorded as a note discount and then amortized to the face value of the notes over the life of the notes. Under EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” we were required to reclassify the amount initially recognized as capital in excess of par value to a long term liability and to recognize changes in fair value as a component of operations. For each $1 increase in stock price, we will be required to record expense of approximately $372,000. For the three months ended March 31, 2003, we recorded non-cash expense related to the warrants of $960,000. The stock purchase warrants contain provisions that allow the issuer to “put” their warrants, or stock after exercise, back to us at fair market value for cash or for the deliverance of shares. The put price under the agreement would approximate $3.0 million or require the deliverance of 371,947 shares as of March 31, 2003.

      On May 16, 2003, The 1818 Fund exercised its stock purchase warrant to purchase 372,412 shares of our common stock. Deducting the exercise price of $0.01 per share based on the closing price of our common stock on May 15, 2003, The 1818 Fund received 372,039 shares of our common stock from the exercise. In addition, the 1818 Fund provided us with a written consent to waive the ability to require that we repurchase the warrants for cash effective April 1, 2003. As such, we will no longer be required to record non-cash expense for increases in the fair market value of our common stock. The 1818 Fund still has the right to require that we repurchase the 372,039 shares of our common stock received upon the exercise of the stock purchase warrant.

      On November 25, 2002, we entered into a mortgage loan agreement to borrow $4.9 million, which was insured by HUD and secured by real estate located at Holly Hill Hospital in Raleigh, North Carolina. Interest accrues on the HUD loan at 5.95% and principal and interest are payable in 420 monthly installments through December 2037. We used proceeds from the loan to replace $4.4 million of our senior term loan with CapSource, pay certain refinancing costs, and fund required escrow amounts for future improvements to the property.

      On April 1, 2003, concurrently with the acquisition of The Brown Schools, we received $12.5 million from the private placement of 2,272,727 shares of series A convertible preferred stock with affiliates of Oak Investment Partners and Salix Ventures and with The 1818 Fund. The investors are previous investors in our company, with Oak Investment Partners and Salix Ventures (or related entities) being among our co-founders. Representatives of Salix Ventures and Brown Brothers Harriman & Co. currently serve on our Board of Directors, and a representative of Oak Investment Partners joined the Board in connection with the private placement. The proceeds were used to purchase six facilities from The Brown Schools. These investors purchased an additional 2,272,727 shares of our series A convertible preferred stock for $12.5 million on June 19, 2003. Each share of series A convertible preferred stock is convertible into one share of our common stock. The impact of the series A convertible preferred stock on diluted earnings per share will be calculated using the if-converted method.

Contractual Obligations

      The following table sets forth our contractual obligations as of March 31, 2003:

	Payments Due by Period

		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

	(In thousands)
Long term debt	$46,186	$9,529	$20,703	$52	$15,902
Lease obligations	2,064	862	980	222	—
Information systems commitments	1,276	427	671	178	—

	$49,526	$10,818	$22,354	$452	$15,902

      The carrying value of our total long-term debt, including current maturities, of $46.2 million and $43.8 million at March 31, 2003 and December 31, 2002, respectively, approximated fair value. We had $24.0 million of variable rate debt outstanding at March 31, 2003. At the March 31, 2003 borrowing level, a hypothetical 10% adverse change in interest rates, would decrease net income and cash flows by $221,000.

Impact of Inflation

      Although inflation has not had a material impact on our results of operations, the health care industry is very labor intensive and salaries and benefits are subject to inflationary pressures as are rising supply costs which tend to escalate as vendors pass on the rising costs through price increases. Some of our owned, leased and managed inpatient behavioral health care facilities we operate are experiencing the effects of the tight labor market, including a shortage of nurses, which has caused and may continue to cause an increase in its salaries, wages and benefits expense in excess of the inflation rate. Although we cannot predict our ability to cover future cost increases, management believes that through adherence to cost containment policies, labor management and reasonable price increases, the effects of inflation on future operating margins should be manageable. Our ability to pass on increased costs associated with providing health care to Medicare and Medicaid patients is limited due to various federal, state and local laws which have been enacted that, in certain cases, limit our ability to increase prices. In addition, as a result of increasing regulatory and competitive pressures and a continuing industry wide shift of patients into managed care plans, our ability to maintain margins through price increases to non-Medicare patients is limited.

      The behavioral health care health care industry is typically not directly impacted by periods of recession, erosions of consumer confidence or other general economic trends as most health care services are not considered a component of discretionary spending. However, our facilities may be indirectly negatively impacted to the extent such economic conditions result in decreased reimbursements by federal or state governments or managed care payors. We are not aware of any economic trends that would prevent us from being able to remain in compliance with all of our debt covenants and to meet all required obligations and commitments in the near future.

Quantitative and Qualitative Disclosures about Market Risk

      For information regarding our market risk, see “— Liquidity and Capital Resources.”

Critical Accounting Policies

      Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In preparing our financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses included in the financial statements. Estimates are based on historical experience and other information currently available, the results of which form the basis of such estimates. While we believe our estimation processes are reasonable, actual results could differ from those estimates. The following represent the estimates considered most critical to our operating performance and involve the most subjective and complex assumptions and assessments.

Allowance for Doubtful Accounts

      Our ability to collect outstanding patient receivables from third party payors and receivables due under our management contracts is critical to our operating performance and cash flows.

      The primary collection risk with regard to patient receivables lies with uninsured patient accounts or patient accounts for which primary insurance has paid but the portion owed by the patient remains outstanding. We estimate the allowance for doubtful accounts primarily based upon the age of the accounts since patient discharge date. We continually monitor our accounts receivable balances and utilize cash collection data to support our estimates of the provision for doubtful accounts. Significant changes in payor mix or business office operations could have a significant impact on our results of operations and cash flows.

      The primary collection risk with regard to receivables due under management contracts is attributable to contractual disputes. We estimate the allowance for doubtful accounts for these receivables based primarily upon the specific identification of potential collection issues. As with our patient receivables, we continually monitor our accounts receivable balances and utilize cash collection data to support our estimates of the provision for doubtful accounts.

Allowances for Contractual Discounts

      The Medicare regulations and various managed care contracts are often complex and may include multiple reimbursement mechanisms for different types of services provided in our facilities and cost settlement provisions requiring complex calculations and assumptions subject to interpretation. We estimate the allowance for contractual discounts on a payor-specific basis given our interpretation of the applicable regulations or contract terms. The services authorized and provided and related reimbursement are often subject to interpretation that could result in payments that differ from our estimates. Additionally, updated regulations and contract renegotiations occur frequently necessitating continual review and assessment of the estimation process by our management.

Professional and General Liability

      We are subject to medical malpractice and other lawsuits due to the nature of the services we provide. For the years ended December 31, 2000 and 2001, and through December 5, 2002, we have obtained professional and general liability insurance for claims in excess of $100,000, up to a maximum of $1.0 million per occurrence and $3.0 million aggregate, with an additional $5.0 million in excess coverage. On December 6, 2002, the deductible on individual malpractice claims was raised to $3.0 million and the insured limit to $10.0 million to mitigate the increases in the cost of professional and general liability insurance and to increase coverage for additional exposures due to acquisitions. The reserve for professional and general liability risks is based on historical claims, demographic factors, industry trends, severity factors, and other actuarial assumptions calculated by an independent third party. This estimate is discounted to its present value using a 5% discount rate. This estimated accrual for professional and general liabilities could be significantly affected should current and future occurrences differ from historical claim trends and expectations. We have established a captive insurance company to manage this additional self-insured retention. While claims are monitored closely when estimating professional and general liability accruals, the complexity of the claims and wide range of potential outcomes often hampers timely adjustments to the assumptions used in these estimates. The reserve for professional and general liability was $1.1 million as of March 31, 2003, with approximately $750,000 relating to previous years.

Income Taxes

      As part of our process for preparing our consolidated financial statements, our management is required to compute income taxes in each of the jurisdictions in which we operate. This process involves estimating the current tax benefit or expense of future deductible and taxable temporary differences. The future deductible and taxable temporary differences are recorded as deferred tax assets and liabilities which are components of our balance sheet. Management then assesses the realizability of the deferred tax assets based on reversals of deferred tax liabilities and, if necessary, estimates of future taxable income. If management determines that some or all of a deferred tax asset will more likely than not be realized, then a valuation allowance is recorded against the deferred tax asset. Management must also assess the impact of acquisitions on the realization of deferred tax assets subject to a valuation allowance to determine if all or a portion of the valuation allowance will be offset by reversing taxable differences or future taxable income of the acquired entity. To the extent the valuation allowance can be reversed due to the estimated future taxable income of an acquired entity, then our valuation allowance is reduced accordingly as an adjustment to purchase price.

BUSINESS

Overview

      We are a leading provider of inpatient behavioral health care services in the United States. Through our inpatient division, we operate 22 owned or leased behavioral health care facilities with approximately 2,800 beds in 12 states and manage 10 behavioral health care facilities for government agencies. In addition, through our unit management division, we manage 48 behavioral health care units for third parties. We believe that our singular focus on the provision of behavioral health care services allows us to operate more efficiently and provide higher quality care than our competitors. We primarily operate in underserved urban markets with limited competition and favorable demographic trends. Our business is characterized by diversified sources of revenue, stable cash flows and low capital expenditure requirements. For the year ended December 31, 2002, we generated revenue and adjusted EBITDA of $364.2 million and $41.9 million, respectively. Adjusted EBITDA for the year ended December 31, 2002 includes expected pro forma savings of a) $3.4 million representing the elimination of overhead costs (salaries and expenses) historically allocated to the operation of The Brown Schools, plus Psychiatric Solutions’ expected incremental costs to manage the business and b) $3.0 million representing the elimination of duplicative costs related to executive compensation, the former board of directors of Ramsay and other administrative fees and expenses which are directly related to the acquisition to Ramsay.

      Our inpatient behavioral health care facilities accounted for approximately 88% of our revenue for the year ended December 31, 2002. These facilities offer a range of inpatient behavioral health care services. We offer these services through a combination of acute behavioral hospitals and residential treatment centers. Our acute behavioral hospitals provide the most intensive level of care, including 24-hour skilled nursing observation and care, daily interventions and oversight by a psychiatrist and intensive, highly coordinated treatment by a physician-led team of mental health professionals. Our residential treatment centers, or RTCs, offer longer term treatment programs primarily for children and adolescents with long-standing behavioral health problems. Our RTCs provide physician-led, multi-disciplinary treatments that address the overall medical, psychiatric, social and academic needs of the child or adolescent.

      Our unit management business accounted for approximately 12% of our revenue for the year ended December 31, 2002. This portion of our business involves the development, organization and management of behavioral health care programs within general acute care hospitals. We provide our customers with a variety of management options, including (1) clinical and management infrastructure, (2) personnel recruitment, staff orientation and supervision, (3) corporate consultation and (4) performance improvement plans. Our broad range of services can be customized into individual programs that meet specific facility and community requirements. We are dedicated to providing quality programs with integrity, innovation and flexibility.

Our Industry

      An estimated 22% of the U.S. adult population and 10% of U.S. children and adolescents suffer from a diagnosable mental disorder in a given year. Based on the 2002 U.S. census, these figures translate to approximately 50 million Americans. In addition, four of the ten leading causes of disability in the United States are mental disorders. According to a May 2001 report by the National Institute of Mental Health, the treatment of mental health disorders accounted for approximately 7% of total U.S. health care expenditures, or $100 billion, in 2001. We estimate that the market for inpatient behavioral health care services represents 10% of total expenditures to treat mental health disorders, or approximately $10 billion.

      The behavioral health care industry is extremely fragmented with only a few large national providers. During the 1990s, the behavioral health care industry experienced a significant contraction following a long period of growth. Between 1990 and 1999, nearly 300 inpatient behavioral health care facilities, accounting for over 40% of available beds, were closed. The reduction was largely driven by third party payors who decreased reimbursement, implemented more stringent admission criteria and decreased the authorized length of stay. We believe this reduced capacity has resulted in an underserved patient population.

      Reduced capacity, coupled with mental health parity legislation providing for greater access to mental health services, has resulted in favorable industry fundamentals. Behavioral health care providers have enjoyed significant improvement in reimbursement rates, increased admissions and stabilized lengths of stay. According to the National Association of Psychiatric Health Systems, payments for the inpatient care of behavioral health and addictive disorders have increased nationwide. Average inpatient net revenue in 2001 increased 9.6% to $556 per day from the prior year. Inpatient admissions increased 11.4% in 2001 to an average of 2,345 per facility while average occupancy rates increased from 69.2% in 2000 to 74.1% in 2001. Following a rapid decrease during the early 1990s, inpatient average length of stay stabilized between 9 and 10 days from 1997 to 2001. The average RTC net revenue per patient day in 2001 was $318. RTC admissions rose 27.9% in 2001 while total patient days increased 33.8%. Occupancy rates in freestanding RTCs were 85.2% in 2001 while average length of stay was approximately 285 days. These favorable trends have resulted in high demand for behavioral health care services.

Our Competitive Strengths

      We believe the following competitive strengths contribute to our strong market share in each of our markets and will enable us to continue to improve our profitability and cash flow:

•	Singular focus on behavioral health care — We focus exclusively on the provision of behavioral health care services. We believe this allows us to operate more efficiently and provide higher quality care than our competitors. In addition, we believe our focus and reputation have helped us to develop important relationships and extensive referral networks within our markets and to attract and retain qualified behavioral health care professionals.

•	Strong and sustainable market position — Our facilities have an established presence in each of our markets, and we believe that the majority of our owned, leased and managed facilities have the leading market share in their respective service areas. Our relationships and referral networks would be difficult, timely and expensive for new competitors to replicate. In addition, many of the states in which we operate require a certificate of need to open a behavioral health care facility, which may be difficult to obtain and may further preclude new market participants.

•	Diversified payor mix and revenue base — As we have grown our business, we have focused on diversifying our sources of revenue. For the year ended December 31, 2002, we received 39% of our revenue from Medicaid, 26% from multiple commercial payors, 22% from various state and local government payors and 13% from Medicare. As we receive Medicaid payments from more than 35 states, we are not significantly affected by changes in reimbursement policies in any one state. For the year ended December 31, 2002, no single facility represented more than 8% of our revenue.

•	Significant free cash flow and minimal capital requirements — We consistently generate significant free cash flow due to the profitable operation of our business, our low capital expenditure requirements and through the active management of our working capital. As the behavioral health care business does not require the procurement and replacement of expensive medical equipment, our capital expenditure requirements are less than that of other facility-based health care providers. Historically, our capital expenditures have amounted to less than 2% of our revenue. We actively control our working capital through the centralized monitoring of accounts receivable collections.

•	Demonstrated ability to integrate acquisitions — We have successfully integrated the five facilities we acquired in 2001 and 2002 as well as the six facilities we acquired in 2003 in connection with our acquisition of The Brown Schools. We attribute part of our success in integrating these facilities to our rigorous due diligence review of targeted facilities prior to completing any acquisition. We also have a comprehensive post-acquisition strategic plan to facilitate the integration of acquired facilities that includes improving facility operations, recruiting psychiatrists and expanding the breadth of services offered by the facilities.

•	Experienced management team — Our senior management team has an average of 20 years of experience in the health care industry. Joey A. Jacobs, our Chairman, President and Chief Executive

Officer, has over 28 years experience in various capacities in the health care industry. Jack R. Salberg, our Chief Operating Officer, has more than 29 years of operational experience in both profit and non-profit health care sectors. Our senior management operates as a cohesive, complementary group and has extensive operating knowledge of our industry and understanding of the regulatory environment in which we operate. Our senior managers employ conservative fiscal policies and have a successful track record in both operating our core business and integrating acquired assets.

Our Business Strategy

      Our strategy is to establish a network of behavioral health care facilities in targeted markets throughout the United States. The principal elements of our business strategy are to:

•	Successfully integrate acquisitions — Our near term focus is on the integration of the Ramsay facilities. We initially are operating the Ramsay facilities as a separate unit within our inpatient behavioral health care division. We have retained experienced managers to operate the Ramsay facilities, and these individuals are continuing to operate their respective facilities with minimal changes to overall corporate philosophy.

•	Focus on operations — Our management team has extensive experience in the operation of multi-facility health care services companies. In our inpatient behavioral health care division, we intend to focus on improving our profitability by optimizing staffing ratios, controlling contract labor costs and reducing supply costs through group purchasing. In addition, we plan to focus on improving same- facility revenue growth by increasing admissions through new behavioral health care programs, employing intensive marketing and community education efforts and recruiting additional psychiatrists.

•	Selectively target future acquisitions — We plan to selectively pursue the acquisition of additional inpatient behavioral health care facilities. We have a disciplined acquisition strategy that is based on defined acquisition criteria. We believe that there are a number of acquisition candidates available at attractive valuations, and we have a number of potential acquisitions that are in the early stages of development and negotiation.

•	Develop unit management opportunities — We believe that substantial opportunities exist to provide additional behavioral health care contract management services to acute care hospitals in the United States. Acute care hospitals are increasingly outsourcing key clinical departments to independent management companies because they lack the expertise to (1) manage and operate specialized clinical programs, (2) assess the programs for effectiveness and results, (3) market and develop programs, (4) design and operate programs that satisfy specialized regulatory, licensing, accreditation and reimbursement requirements and (5) meet increasing regulatory requirement demands.

Services by Segment

      Prior to the acquisition of Ramsay, we operated two reportable segments: (1) the operation of inpatient behavioral health care facilities and (2) the management of behavioral health care units for third party acute care hospitals. With the acquisition of Ramsay, we also lease certain inpatient behavioral health care facilities and manage certain other facilities for government agencies. As a result of this acquisition, we are reconsidering the presentation of our reportable segments. For the purposes of this prospectus, we have reflected these managed and leased facilities within our inpatient behavioral health care facilities division.

     Inpatient Behavioral Health Care Facilities Division

      Our inpatient division operates 22 owned or leased inpatient behavioral health care facilities and manages 10 behavioral health care facilities for government agencies. These facilities offer a range of inpatient behavioral health care services. Our facilities work closely with mental health professionals, non-psychiatric physicians, emergency rooms and community agencies that interact with individuals who may need treatment for mental illness or substance abuse. We offer our services through a combination of acute behavioral hospitals and residential treatment centers. Acute inpatient hospitalization is the most intensive level of care offered and typically involves 24-hour skilled nursing observation and care, daily interventions and oversight by a psychiatrist and intensive, highly coordinated treatment by a physician-led team of mental health professionals. Our residential treatment centers, or RTCs, are longer term treatment programs for children and adolescents with long-standing behavioral health problems. Our RTCs typically provide physician-led, multi-disciplinary programs that address the overall medical, psychiatric, social and academic needs of the child or adolescent.

      We are a leading provider of inpatient behavioral services for a population of male and female children, adolescents, and adults. We offer a wide variety of services throughout our network of inpatient behavioral health care facilities. Our facilities provide multiple levels of care, including:

•	acute psychiatric care;

•	chemical dependency;

•	eating disorders;

•	dual diagnosis;

•	detoxification;

•	therapeutic foster care;

•	rapid adoption services;

•	attention deficit/hyperactivity disorders;

•	partial hospitalization/intensive outpatient;

•	reactive attachment disorder;

•	developmentally delayed vocational training;

•	rehabilitation care;

•	neurological disorders;

•	independent living skills; and

•	day treatment schools.

      Our facilities’ programs have been adapted to the requests of various sources to provide services to patients with multiple issues and specialized needs. Our success rate with these difficult to treat cases has expanded our network of referrals. The services are specialized depending on the age and need of the patient.

      Our major admitting diagnoses include the following:

•	bipolar disorder;

•	depression;

•	impulse disorders; and

•	oppositional defiance.

      We manage 10 inpatient behavioral health care facilities for government agencies located in Florida, Georgia and Puerto Rico. In general, our contracts to manage these facilities have an initial term of one to five years. Most of these contracts may be extended for up to three successive one-year periods at the discretion of the government agency. Payment under the contracts is contingent on the annual appropriation of funds by the respective state legislature. Most contracts allow us to terminate the agreement without cause upon 90 days notice and the government agency may terminate without cause upon 30 days notice or upon the occurrence of certain material events, including our failure to meet certain performance standards for a specified period of time, bankruptcy or default under the contract.

     Unit Management Division

      Our unit management division develops, organizes and manages behavioral health care programs within general third party acute care hospitals. We manage 48 behavioral health units, including a contract to provide mental health case management services to approximately 4,300 children and adults with serious mental illness in the Nashville, Tennessee area.

      Our broad range of services can be customized into individual programs that meet specific facility and community requirements. Our unit management division is dedicated to providing high quality programs with integrity, innovation and sufficient flexibility to develop individual programs that meet specific facility and community requirements. The increased demand for better quality, lower costs and simplified systems places additional burdens on management teams and clinical departments within hospitals. As a result, many general acute care hospitals are increasing efficiency by outsourcing key clinical departments and functions to independent contract managers that can provide focused expertise.

      We provide our customer with a variety of management options, including:

•	clinical and management infrastructure;

•	personnel recruitment, staff orientation and supervision;

•	corporate consultation; and

•	performance improvement plans.

      We and the client hospital determine the programs and services to be offered by the hospital. Each contract is tailored to address the differing needs of the client hospital and its community. Under the contracts, the hospital is the actual provider of the mental health services and utilizes its own facilities (including beds for inpatient programs), support services (such as billing, dietary and housekeeping), and generally its own nursing staff in connection with the operation of its programs.

      Generally, we provide the behavioral health unit of the client hospital with:

•	a behavioral health care director who provides administrative management services and professional direction in all behavioral health care matters relating to patients admitted to the unit, and determines if patients meet the clinical criteria for admission to the unit;

•	a medical director who provides direction in all non-behavioral health care phases of patient care and provides physician coverage, including medical care for patients who do not have a primary physician relationship; and

•	a program manager, who maintains a direct reporting relationship to the chief executive officer of the client hospital with respect to the day-to-day operations of the unit. In addition, the program manager generally:

•	provides administrative and training services;

•	assists with the administrative and clinical criteria for admission to the unit;

•	determines whether a patient meets the administrative criteria for admission;

•	advises client hospital with respect to issues relating to compliance with licensing, certification, accreditation and survey requirements;

•	establishes performance improvement standards in conjunction with the client hospital that are consistent with the hospital’s standards; and

•	completes, in conjunction with the hospital, annual performance evaluations of all unit patient care staff.

      While each of the management contracts is tailored to the specific needs of the client hospital, in general the contracts have an initial term of two to five years and are extended for successive one year periods unless terminated by either party. The contracts contain termination provisions that allow either party to terminate upon certain material events, including the failure to cure a breach or default under the contract, bankruptcy and the failure to maintain required licensure. While turnover of contracts is expected, we expect the number of contracts to remain relatively stable. Substantially all of the management contracts contain non-compete and confidentiality provisions. In addition, the management contracts typically prohibit the client hospital from soliciting our employees during the term of the contract and for a specified period thereafter.

      At March 31, 2003, we managed 48 behavioral health care units for acute care hospitals located in 14 states as shown below:

Number of
State	Contracts

Arkansas	2
California	3
Indiana	4
Iowa	3
Louisiana	2
Minnesota	4
Mississippi	4
Missouri	4
Ohio	4
Oklahoma	5
Pennsylvania	4
Tennessee	7
Texas	1
Washington	1
Total Contracts	48

Competition

      The inpatient behavioral health care facility industry and the behavioral health care unit management industry are both highly competitive and highly fragmented. The industry is subject to continual changes in the method in which services are provided and the types of companies providing such services. We compete with several national competitors and many regional and local competitors, some of which have greater resources than us. In addition, some of our competitors are owned by governmental agencies and supported by tax revenue, and others are owned by nonprofit corporations and may be supported to a large extent by endowments and charitable contributions. Such support is not available to our facilities.

      Our largest competitors in the inpatient behavioral health care and behavioral health care unit management industry are:

•	Horizon Health Corporation (NasdaqNM: HORC), which reports to operate 109 behavioral health care unit management contracts, 30 rehabilitation unit contracts and employee assistance programs covering 2.9 million lives;

•	Universal Health Services (NYSE: UHS), which reports to operate 39 behavioral health care facilities and 34 acute care facilities; and

•	Ardent Health Services, which reports to operate approximately 20 behavioral health care facilities, six medical/surgical hospitals and one rehabilitation hospital.

      In addition, our owned, leased and managed inpatient behavioral health care facilities and managed behavioral health care units compete for patients with other providers of mental health care services, including other inpatient behavioral health care facilities, general acute care hospitals, independent psychiatrists and psychologists. We also compete with hospitals, nursing homes, clinics, physicians’ offices and contract nursing companies for the services of registered nurses.

Recent Acquisitions

      The following summarizes our recent acquisitions:

•	On June 30, 2003, we consummated the acquisition of Ramsay, a public company that traded on the Nasdaq SmallCap Market under the symbol “RYOU.” We financed the acquisition of Ramsay with proceeds from the original note offering and an additional $12.5 million private placement of our series A preferred stock. The purchase price was approximately $84.0 million, consisting of $58.0 million in cash, or $5.00 per share, $19.0 million in net assumed debt that was repaid in connection with the acquisition and $7.0 million in fees and expenses. The 11 owned or leased inpatient behavioral health care facilities we acquired from Ramsay, which have an aggregate of 1,250 beds, are primarily located in the South and Southeastern regions of the United States. In the acquisition, we also assumed 10 contracts to manage behavioral health care facilities for government agencies in Florida, Georgia and Puerto Rico. For the year ended December 31, 2002, Ramsay generated revenue and adjusted EBITDA of $145.2 million and $12.0 million, respectively. Adjusted EBITDA for the year ended December 31, 2002 does not include expected pro forma savings of $3.0 million representing the elimination of duplicative costs related to executive compensation, the former board of directors of Ramsay and other administrative fees and expenses which are directly related to the acquisition to Ramsay.

•	In April 2003, we consummated the acquisition of six inpatient behavioral health care facilities from The Brown Schools for $63.0 million in cash. The six facilities, which have an aggregate of 879 licensed beds, are located in Austin, San Antonio and San Marcos, Texas; Charlottesville, Virginia; Colorado Springs, Colorado; and Tulsa, Oklahoma. The Brown Schools facilities offer a full continuum of care for troubled adolescents and adults. We financed the acquisition of The Brown Schools with proceeds from the issuance of our series A convertible preferred stock and an increase in funding under our existing credit facility. For the year ended December 31, 2002, the facilities produced combined revenue and adjusted EBITDA of $78.0 million and $7.2 million, respectively. Adjusted EBITDA for the year ended December 31, 2002 does not include expected pro forma savings of $3.4 million representing the elimination of overhead costs (salaries and expenses) historically allocated to the operation of The Brown Schools, plus Psychiatric Solutions’ expected incremental cost to manage the business.

•	On August 5, 2002, PMR Acquisition Corporation, a newly formed, wholly-owned subsidiary of PMR, merged with and into Psychiatric Solutions, Inc., whose name, subsequent to the merger, was changed to Psychiatric Solutions Hospitals, Inc. (“PSH”). The surviving corporation in the merger was PSH, which became a wholly-owned subsidiary of PMR, a publicly traded company. In connection with the merger, PMR changed its name to Psychiatric Solutions, Inc. and, effective August 6, 2002, the shares of Psychiatric Solutions, Inc., formerly known as PMR Corporation, were approved for listing on the Nasdaq National Market under the ticker symbol “PSYS.”

Because the former PSH stockholders own a majority of the surviving corporation’s outstanding common stock, the acquisition was a “reverse acquisition” and PSH was the acquiring company for accounting purposes. Psychiatric Solutions’ condensed consolidated financial statements located in this prospectus relate to PSH only prior to August 5, 2002, and to the merged company on and subsequent to August 5, 2002. Historical financial information relating to PMR immediately prior to the merger can be found in PMR’s quarterly report on Form 10-Q for the quarter ended July 31, 2002, as filed with the Securities and Exchange Commission on September 16, 2002.

•	On July 1, 2002, we acquired all of the capital stock of Aeries Healthcare Corporation and its wholly owned subsidiary, Aeries Healthcare of Illinois, Inc., d/b/a Riveredge Hospital, for $16.8 million, net of approximately $4.3 million of assumed liabilities, prior to certain adjustments. Aeries Healthcare of Illinois owns the assets and operations of Riveredge Hospital located near Chicago, Illinois. The acquisition was financed in part through an amendment to our existing credit facility.

•	On December 1, 2001, we acquired the assets of Holly Hill Hospital in Raleigh, North Carolina for approximately $7.6 million, net of approximately $758,000 of assumed liabilities, which was financed through our existing credit facility.

•	On November 1, 2001, we acquired the assets of Texas NeuroRehab Hospital in Austin, Texas for approximately $7.6 million, net of approximately $800,000 of assumed liabilities, which was financed through a seller-financed subordinated convertible note and additional long-term borrowings.

•	On September 1, 2001, we acquired the assets of Cypress Creek Hospital and West Oaks Hospital in Houston, Texas for approximately $12.1 million, net of approximately $2.1 million of assumed liabilities. The acquisition was financed through a seller-financed subordinated convertible note as well as other long-term borrowings.

Properties

      At March 31, 2003, we operated 22 owned or leased inpatient behavioral health care facilities with 2,812 beds in 12 states. The following table sets forth the name, location, number of beds and the acquisition date for each of our owned and leased inpatient behavioral health care facilities.

Facility	Location	Beds	Own/Lease	Date Acquired(1)

Cypress Creek Hospital	Houston, TX	94	Own	9/01
West Oaks Hospital	Houston, TX	144	Own	9/01
Texas NeuroRehab Center	Austin, TX	127	Own	11/01
Holly Hill Hospital	Raleigh, NC	108	Own	12/01
Riveredge Hospital	Chicago, IL	210	Own	7/02
Whisper Ridge Behavioral Health System	Charlottesville, VA	58	Lease	4/03
Cedar Springs Behavioral Health System	Colorado Springs, CO	110	Own	4/03
Laurel Ridge Treatment Center	San Antonio, TX	196	Own	4/03
San Marcos Treatment Center	San Marcos, TX	265	Own	4/03
The Oaks Treatment Center	Austin, TX	118	Own	4/03
Shadow Mountain Behavioral Health System	Tulsa, OK	132	Own	4/03
Ramsay Youth Services of Dothan	Dothan, AL	103	Own	6/03
Hill Crest Behavioral Health	Birmingham, AL	191	Own	6/03
Gulf Coast Youth Academy	Fort Walton Beach, FL	168	Own	6/03
Manatee Palms Youth Services	Bradenton, FL	60	Own	6/03
Havenwyck Facility	Auburn Hills, MI	146	Lease	6/03
Heartland Behavioral Health	Nevada, MO	162	Own	6/03
Brynn Marr Behavioral Health	Jacksonville, NC	88	Own	6/03
Mission Vista Hospital	San Antonio, TX	59	Lease	6/03
Benchmark Behavioral Health	Woods Cross, UT	138	Own	6/03
Macon Behavioral Treatment System	Macon, GA	50	Lease	6/03
Manatee Adolescent Treatment Services	Bradenton, FL	85	Own	6/03

(1)	Acquisition dates of April 2003 indicate facilities acquired in connection with The Brown Schools acquisition. Acquisition dates of June 2003 indicate facilities acquired in connection with the acquisition of Ramsay.

Reimbursement

      We, as a participant in the health care industry, are affected by the numerous laws and regulations that govern the operations of our facilities and programs at the federal, state and local levels. These laws and regulations include, but are not necessarily limited to, matters such as certificate of need, licensure, accreditation, government health care program participation requirements, reimbursement for patient services, quality of patient care and Medicare and Medicaid fraud and abuse compliance. Changes in these laws and regulations, such as reimbursement policies of Medicare and Medicaid programs, budget cuts or other legislative, regulatory or judicial actions could have an unforeseen material adverse effect on our financial position, results of operations and cash flows.

Medicare

      For the year ended December 31, 2002, our owned and leased facilities derived approximately 13% of their revenue from Medicare. As behavioral health care facilities, they are exempt from the inpatient services prospective payment system (“PPS”) applicable to general acute care hospitals. Medicare pays for inpatient behavioral health care services on the basis of actual cost subject to a per discharge ceiling, and subject to a deductible and coinsurance of 20% of the provider’s charges. Medicare makes interim payments to the provider based on an estimate of the provider’s cost, and then makes a final settlement based on an annual cost report filed by the provider. Capital related costs are not included, but are reimbursed separately at a rate of 85% of allowable costs.

      With respect to revenue derived from behavioral health care unit management services, we bill our fees to the provider as a purchased management, administrative and consultative support service. Substantially all of the patients admitted to these programs are eligible for Medicare coverage. As a result, the providers rely upon payment from Medicare for the services. Many of the patients are also eligible for Medicaid payments. To the extent that a hospital deems revenue for a program we manage to be inadequate, it may seek to terminate its contract with us or not renew the contract. Similarly, we may not necessarily solicit new unit management contracts if prospective customers do not believe that such programs will generate sufficient revenue.

      In the mid-1980s, changes in reimbursement rates and procedures included the creation of PPS, which uses predetermined reimbursement rates for diagnosis related groups (“DRGs”). Consistent with reimbursement trends for other segments of the health care services industry, Medicare is expected to shift to PPS for inpatient behavioral health care hospitals in the next few years. The PPS reimbursement system involves a determination by the federal government of an average, or fair price, for a fixed unit of health care services, adjusted for regional differences in cost.

      Mental health services provided by acute care hospitals which qualify for a PPS exemption are deemed to be Distinct Part Units (“DPUs”) and are not included in the DRG system. Services provided by DPUs are reimbursed on an actual cost basis, subject to certain limitations. The mental health programs we manage that are eligible for reimbursement by the Medicare program currently meet the applicable requirements for designation as DPUs and are exempt from the DRG system.

      Partial hospitalization is an intensive outpatient program of behavioral health care services provided to patients in place of inpatient care. In an August 1, 2000 rule, a new Medicare per diem payment methodology was established for partial hospitalization programs. In a November 1, 2002 rule, it was announced that Medicare would pay a per diem rate of $256.96, of which $51.39 is the beneficiary’s co-insurance, for partial hospitalization assuming that the services meet Medicare’s coverage requirement. This amount is adjusted up or down for differences in wages from area to area. Medicare pays this amount regardless of whether it is more or less than a hospital’s actual costs, although there is a three-year transition period during which hospitals whose aggregate costs for Medicare outpatients exceed the Medicare rates will receive some additional Medicare payments, but not up to the level of full costs. The Medicare rates for outpatient services should be updated annually, but in the past when Medicare has adjusted other rates similar to its new rates for hospital outpatient services, the updates have often been increases in amounts that were less than the increase in the “hospital market basket,” i.e., the increase in costs of items and services purchased by hospitals. In some instances, Medicare has reduced rates in the updating process.

      Although Medicare uses a cost-based reimbursement formula for behavioral health care hospital inpatient services, and has established a rate for partial hospitalization services of $256.96 per day, Medicare will not pay these full amounts to a hospital. It will deduct from that rate an amount for patient “coinsurance,” or the amount that the patient is expected to pay. Many patients are unable to pay the coinsurance amount. Even if these patients are also covered by Medicaid, some states’ Medicaid programs will not pay the Medicare coinsurance amount. As a result, the Medicare coinsurance amount will go uncollected by the provider except to the extent that the provider is partially reimbursed that amount as a Medicare “bad debt” as described in the following paragraph.

      To the extent that neither a Medicare patient nor any secondary payor for that patient pays the Medicare coinsurance amount after a reasonable collection effort or the patient’s indigence is documented, the provider is entitled to be paid 70% of this “bad debt” by Medicare. However, there are instances when Medicare denies reimbursement for all or part of claimed bad debts for coinsurance on Medicare patients on grounds that the provider did not engage in a reasonable collection effort or that the provider failed to maintain adequate documentation of its collection effort or of the patient’s indigence.

      The services we provide through behavioral health care unit management contracts have historically been covered by Medicare, as if provided by the host provider on the basis that the site where the services were furnished was a “provider-based” site. Historically, there were no specific Medicare rules governing what constituted provider-based status. In April 2000, CMS adopted new rules requiring a CMS determination that a facility has provider based status before a provider can bill Medicare for the services rendered at the facility. The new rules have been construed by CMS to apply to inpatient mental health units, and therefore they impact our behavioral health care unit management operations.

      As a result of the Benefits Improvement and Protection Act of 2000, facilities treated as provider-based as of October 1, 2000 were treated as provider-based until October 1, 2002, the effective date of the April 2000 final regulation. In addition, the April 2000 final regulation specifies instances when there may be retrospective recoveries of amounts previously paid if Medicare determines that a site was not “provider-based”. The regulation also places significant restrictions on which personnel can be management employees if the provider based facility is operated under a management contract.

      On August 1, 2002, CMS published changes to the provider-based rules. One of the most significant changes is that facilities treated as provider-based as of October 1, 2000 have until the first day of the provider’s next cost report period that is on or after July 1, 2003 to comply with the new provider-based rules. For all other entities, the changes to the provider-based rules became effective on October 1, 2002. In the final rule, CMS now distinguishes between on and off-campus provider-based entities by establishing separate requirements that are dependent on the location of the provider-based entity. The final rule provides relief from the management contract restrictions for on-campus entities. Under the current regulation, an off-campus entity that is operated pursuant to a management contract is not in compliance with the provider-based criteria if any of its non-management employees are employed by the manager, or if its administrative functions are not integrated with those of the main provider. The final rule eliminated all management contract restrictions for on-campus entities. The final rule provided significantly less relief for provider-based entities located off the campus of the main provider. The final rule also specifies that in addition to possible recoupment of amounts previously paid for providers who bill inappropriately for services of a provider-based entity, future payments may be adjusted to approximate the amounts that would be paid for the same services furnished by an owned, leased or managed facility.

      We believe the sites we presently manage are provider-based within the meaning of the final regulation, and we expect that our provider customers will obtain, or have obtained, determinations of such provider-based status from Medicare. However, it is possible that such sites will not obtain approval as provider-based sites or will lose such approval in the future. In such instances, there may be a loss of Medicare coverage for services furnished at that site and there may be a retrospective recovery by Medicare. It is also possible that the provider based rules could result in termination or non-renewal of management contracts if a provider does not obtain a determination of provider-based status of an inpatient unit operated under a management contract.

Medicaid

      For the year ended December 31, 2002, our owned and leased facilities derived approximately 39% of their revenue from Medicaid. We cannot predict the extent or scope of changes that may occur in the ways in which state Medicaid programs contract for and deliver services to Medicaid recipients. All Medicaid funding is generally conditioned upon financial appropriations to state Medicaid agencies by the state legislatures and there are political pressures on such legislatures in terms of controlling and reducing such appropriations.

Consequently, any significant reduction in funding for Medicaid programs could have a material adverse effect on our business, financial condition and results of operations.

      Some states may adopt substantial health care reform measures which could modify the manner in which all health services are delivered and reimbursed, especially with respect to Medicaid recipients and other individuals funded by public resources. Many states have enacted or are considering enacting measures designed to reduce their Medicaid expenditures and change private health care insurance. Most states have applied for and been granted federal waivers from current Medicaid regulations to allow them to serve some or all of their Medicaid participants through managed care providers. The reduction in other public resources could have an impact on the delivery of services to Medicaid recipients. Any significant changes in Medicaid funding, the structure of a particular state’s Medicaid program, the contracting process or reimbursement levels could have a material adverse impact on us.

Managed Care and Commercial Insurance Carriers

      Our facilities are reimbursed for certain behavioral health care services by health maintenance organizations and commercial insurance companies on either a fee-for-service basis or under contractual arrangements which may include reimbursement on per-diem or a per-diagnosis basis.

      These carriers reimburse the facilities or us directly for charges at rates and limits specified in their contracts or policies. Patients generally remain responsible for any amounts not covered under their insurance policies.

Annual Cost Reports

      All facilities participating in the Medicare program, whether paid on a reasonable cost basis or under PPS, are required to meet certain financial reporting requirements. Federal regulations require submission of annual cost reports covering medical costs and expenses associated with the services provided by each hospital to Medicare beneficiaries. Annual cost reports required under the Medicare and Medicaid programs are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due to us under these reimbursement programs. These audits often require several years to reach the final determination of amounts earned under the programs. Nonetheless, once the Medicare fiscal intermediaries have issued a final Notice of Program Reimbursement (NPR) after audit, any disallowances of claimed costs are due and payable within 30 days of receipt of the NPR. Providers have rights to appeal, and it is common to contest issues raised in audits of prior years’ cost reports.

Regulation and Other Factors

Licensure, Certification and Accreditation

      Healthcare facilities are subject to federal, state and local regulations relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, fire prevention, rate-setting and compliance with building codes and environmental protection laws. Facilities are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and accreditation. Management believes that all of the facilities owned and operated by us are properly licensed under applicable state laws. All of the facilities owned and operated by us are certified under Medicare and Medicaid programs and all are accredited by the JCAHO, the effect of which is to permit the facilities to participate in the Medicare and Medicaid programs. Should any facility lose its accreditation by JCAHO, or otherwise lose its certification under the Medicare and/or Medicaid program, the facility would be unable to receive reimbursement from the Medicare and Medicaid programs. If a provider contracting with us were excluded from any federal health care programs, no services furnished by that provider would be covered by any federal health care program. If we were excluded from federal health care programs, our owned facilities would not be eligible for reimbursement by any federal health care program. In addition, providers would as a practical matter, cease contracting for our behavioral health care unit management services because they could not be reimbursed for any management fee amounts they paid to us. Management believes that the facilities we own and operate are in substantial compliance with current applicable federal, state, local and independent review body regulations and standards. The requirements for licensure, certification and accreditation are subject to change and, in order to remain qualified, it may be necessary for us to effect changes in our facilities, equipment, personnel and services. Additionally, certain of the personnel working at facilities owned and operated by us are subject to state laws and regulations governing their particular area of professional practice. We assist our client hospitals in obtaining required approvals for new programs. Some approval processes may lengthen the time required for programs to begin operations.

Certificates of Need (CON)

      The construction or expansion of health care facilities, the acquisition of existing facilities, the transfer or change of ownership and the addition of new beds or services may be subject to review by and prior approval of state regulatory agencies under a CON program. Such laws generally require the reviewing state agency to determine the public need for additional or expanded health care facilities and services. Failure to obtain necessary state approval can result in the inability to expand facilities, add services, complete an acquisition or change ownership. Further, violation of such laws may result in the imposition of civil sanctions or revocation of a facility’s license.

The Anti-kickback Statute

      Participation in any federal health care program, including the Medicare and Medicaid programs, is heavily regulated by federal statute and regulation. If a hospital fails to substantially comply with the numerous conditions of participation in the Medicare and Medicaid programs or performs certain prohibited acts, such hospital’s participation in the federal health care programs may be terminated, or civil or criminal penalties may be imposed under certain provisions of the Social Security Act or both. For example, the Social Security Act prohibits providers and others from soliciting, receiving, offering or paying, directly or indirectly, any remuneration intended to induce referrals or patients to receive goods or services covered by a federal health care program (the “Anti-kickback Statute”). In addition to felony criminal penalties (fines and imprisonment), the Social Security Act establishes civil monetary penalties and the sanction of excluding violators from participation in the federal health care programs.

      The Anti-kickback Statute has been interpreted broadly by federal regulators and certain courts to prohibit the intentional payment of anything of value if even one purpose of the payment is to influence the referral of Medicare or Medicaid business. Therefore, many commonplace commercial arrangements between hospitals and physicians could be considered by the government to violate the Anti-kickback Statute.

      As authorized by Congress, the OIG has published final safe harbor regulations that outline categories of activities that are deemed protected from prosecution under the Anti-kickback Statute. Currently, there are safe harbors for various activities, including, but not limited to: investment interest, space rental, equipment rental, practitioner recruitment, personal services and management contracts, sale of practice, discounts, employees, investments in group practices, and ambulatory surgery centers. The fact that conduct or a business arrangement does not fall within a safe harbor does not automatically render the conduct or business arrangement unlawful under the Anti-kickback Statute. The conduct and business arrangements, however, do risk increased scrutiny by government enforcement authorities.

      We have a variety of financial relationships with physicians who refer patients to our owned facilities, as well as at mental health programs and facilities we manage. We have contracts with physicians to serve as medical directors at our owned facilities, as well as at mental health programs and facilities we manage. Some of the arrangements with physicians do not meet requirements for safe harbor protection. It cannot be assured that regulatory authorities that enforce the Anti-kickback Statute will not determine that any of these arrangements violate the Anti-kickback Statute or other federal or state law. This determination could expose us to the risk of criminal penalties, civil monetary penalties and exclusion from participation in Medicare, Medicaid of other federal health care programs.

      The OIG issues advisory opinions to outside parties regarding the interpretation and applicability of the Anti-kickback Statute and other OIG health care fraud and abuse sanctions. An OIG advisory opinion only applies to the people or entities which requested it. However, advisory opinions are published and made available to the public (see http://oig.hhs.gov/ fraud/ advisoryopinions.html), and they provide guidance on those practices the OIG believes may (or may not) violate federal law.

      On April 3, 2003, the OIG issued Advisory opinion No. 03-8 regarding an arrangement whereby a company would develop and manage distinct part inpatient rehabilitation units located within general acute care hospitals in exchange for a management fee calculated on a per patient per day basis. The OIG found that the proposed arrangement could potentially generate prohibited remuneration under the Anti-kickback Statute and that the OIG could potentially impose administrative sanctions on the company. The OIG noted that any definitive conclusion regarding the existence of an anti-kickback violation would require a determination of the parties’ intent, which is beyond the scope of the advisory opinion process.

      The OIG’s analysis noted that the proposed arrangement did not qualify for the safe harbor for personal services and management contracts because the aggregate compensation paid by the hospital to the management company was not set in advance. The OIG noted that “per patient,” “per click,” “per order,” and similar payment arrangements with parties in a position, either directly or indirectly, to refer or recommend an item or service payable by a federal health care program are disfavored under the Anti-kickback Statute. The principal concern is that such arrangements promote overutilization and unnecessarily lengthy stays. Other items of concern to the OIG included that the unit was under the medical direction of a physician in a position to generate referrals to the unit, the management company performed community outreach including marketing, and the fee arrangement could be deemed a success fee. While the proposed arrangement had certain features that would appear to reduce the risk, the OIG could not conclude that the residual risk was sufficiently low to grant protection prospectively.

      We provide services to acute care facilities through behavioral health care management contracts and are compensated, in part, on a per discharge basis. We have not requested an advisory opinion from the OIG with respect to our management contracts. We believe that we are in compliance with the Anti-kickback Statute, despite the fact that our management contracts do not qualify for the safe harbor for personal services and management contracts because the aggregate compensation paid by our client hospitals is not set in advance. There can be no assurances that our contracts will not be reviewed and challenged by the OIG or other regulatory authorities empowered to do so.

Stark Law

      The Social Security Act also includes a provision commonly known as the “Stark Law.” This law prohibits physicians from referring Medicare and Medicaid patients to entities with which they or any of their immediate family members have a financial relationship if these entities provide certain designated health services that are reimbursable by Medicare, including inpatient and outpatient hospital services. Sanctions for violating the Stark Law include denial of payment, refunding amounts received for prohibited services, civil monetary penalties of up to $15,000 per prohibited service provided, and exclusion from the Medicare and Medicaid programs. The statute also provides for a penalty of up to $100,000 for a circumvention scheme. There are exceptions to the self-referral prohibition for many customary financial arrangements between physicians and providers, including employment contracts, leases and recruitment agreements.

      On January 4, 2001, CMS issued final regulations, subject to comment, intended to clarify parts of the Stark Law and some of the exceptions to it. These regulations are considered the first phase of a two-phase process, with the remaining regulations to be published at an unknown future date. The phase one regulations generally became effective January 4, 2002. However, CMS has delayed until January 7, 2004 the effective date of a portion of the phase one regulations related to whether percentage-based compensation is deemed to be “set in advance” for purposes of exceptions to the Stark Law. We cannot predict the final form these regulations will take or the effect that the final regulations will have on its operations.

Similar State Laws

      Many states in which we operate also have laws that prohibit payments to physicians for patient referrals similar to the Anti-kickback Statute and self-referral legislation similar to the Stark Law. The scope of these state laws is broad, since they can often apply regardless of the source of payment for care, and little precedent exists for their interpretation or enforcement. These statutes typically provide for criminal and civil penalties as well as loss of facility licensure.

HIPAA and BBA-97

      HIPAA broadened the scope of certain fraud and abuse laws by adding several criminal provisions for health care fraud offenses that apply to all health benefit programs. HIPAA also created new enforcement mechanisms to combat fraud and abuse, including the Medicare Integrity Program and an incentive program under which individuals can receive up to $1,000 for providing information on Medicare fraud and abuse that leads to the recovery of at least $100 of Medicare funds. In addition, federal enforcement officials now have the ability to exclude from Medicare and Medicaid any investors, officers and managing employees associated with business entities that have committed health care fraud, even if the officer or managing employee had no knowledge of the fraud. HIPAA was followed by BBA-97, which created additional fraud and abuse provisions, including civil penalties for contracting with an individual or entity that the provider knows or should know is excluded from a federal health care program.

Other Fraud and Abuse Provisions

      The Social Security Act also imposes criminal and civil penalties for making false claims and statements to Medicare and Medicaid. False claims include, but are not limited to, billing for services not rendered or for misrepresenting actual services rendered in order to obtain higher reimbursement, billing for unnecessary goods and services, and cost report fraud. Criminal and civil penalties may be imposed for a number of other prohibited activities, including failure to return known overpayments, certain gainsharing arrangements, and offering remuneration to influence a Medicare or Medicaid beneficiary’s selection of a health care provider. Like the Anti-kickback Statute, these provisions are very broad. Careful and accurate coding of claims for reimbursement, including preparing cost reports, must be performed to avoid liability.

The Federal False Claims Act and Similar State Laws

      A factor affecting the health care industry today is the use of the Federal False Claims Act and, in particular, actions brought by individuals on the government’s behalf under the False Claims Act’s “qui tam,” or whistleblower, provisions. Whistleblower provisions allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the federal government.

      When a defendant is determined by a court of law to be liable under the False Claims Act, the defendant may be required to pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. There are many potential bases for liability under the False Claims Act. Liability often arises when an entity knowingly submits a false claim for reimbursement to the federal government. The False Claims Act defines the term “knowingly” broadly. Thus, although simple negligence will not give rise to liability under the False Claims Act, submitting a claim with reckless disregard to its truth or falsity constitutes “knowing” submission under the False Claims Act and, therefore, will qualify for liability.

      In some cases, whistleblowers and the federal government have taken the position that providers who allegedly have violated other statutes, such as the Anti-kickback Statute and the Stark Law, have thereby submitted false claims under the False Claims Act. A number of states have adopted their own whistleblower provisions whereby a private party may file a civil lawsuit on behalf of the state in state court. From time to time, companies in the health care industry, including our company, may be subject to actions under the False Claims Act.

          Administrative Simplification and Privacy Requirements

      Most of our activities require us to receive or use confidential medical information about individual patients. Federal and some state legislation restrict the use and disclosure of confidential medical information and the fact of treatment. There are specific requirements permitting disclosure, but inadequate or incorrect disclosure, even if inadvertent or negligent, can trigger substantial criminal and other penalties.

      The Administrative Simplification Provisions of HIPAA require the use of uniform electronic data transmission standards for health care claims and payment transactions submitted or received electronically. These provisions are intended to encourage electronic commerce in the health care industry. On August 17, 2000, HHS published final regulations establishing electronic data transmission standards that all health care providers must use when submitting or receiving certain health care transactions electronically. Compliance with these regulations is required by October 16, 2002. However, the Administrative Simplification Compliance Act extended the compliance date until October 16, 2003 for entities that file a plan with HHS that demonstrates how they intend to comply with the regulations by the extended deadline. We have filed such plans and received extensions accordingly.

      The Administrative Simplification Provisions also require HHS to adopt standards to protect the security and privacy of health-related information. HHS proposed regulations containing security standards on August 12, 1998. On February 20, 2003, the final security rule was announced along with modifications to the HIPAA electronic data transactions and code set standards. The security rule requires health care providers to implement organizational, physical and technical practices to protect the security of electronically maintained or transmitted health-related information. In addition, HHS released final regulations containing privacy standards in December 2000. These privacy regulations became effective in April 2001, but compliance with these regulations was not required until April 2003. The privacy regulations extensively regulate the use and disclosure of individually identifiable health-related information, whether communicated electronically, on paper or orally. The regulations also provide patients with significant new rights related to understanding and controlling how their health information is used or disclosed. The security regulations and the privacy regulations could impose significant costs on our facilities in order to comply with these standards. The costs of conforming our systems to provide the privacy, security and transaction standard conformance required by HIPAA may require substantial cost investment in software, computers, policies and procedures, employee training and other goods and services. Until the standards are implemented in final form, we cannot know the full extent of these costs for implementing the requirements the regulations impose.

      Violations of the Administrative Simplification Provisions could result in civil penalties of up to $25,000 per type of violation in each calendar year and criminal penalties of up to $250,000 per violation. In addition, there are numerous legislative and regulatory initiatives at the federal and state levels addressing patient privacy concerns. Facilities will continue to remain subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under the Administrative Simplification Provisions. These statutes vary and could impose additional penalties.

          Corporate Practice of Medicine/ Fee Splitting

      Some states have laws that prohibit corporations and other entities from employing physicians and practicing medicine for a profit or that prohibit certain direct and indirect payments or fee-splitting arrangements between health care providers that are designed to induce or encourage the referral of patients to, or the recommendation of, particular providers for medical products and services. Possible sanctions for violation of these restrictions include loss of license and civil and criminal penalties. In addition, agreements between a corporation and a physician may be considered void and unenforceable. These statutes vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. Although we exercise care to structure our arrangements with health care providers to comply with the relevant state law, there can be no assurance that government officials charged with responsibility for enforcing these laws will not assert that we, or certain transactions in which we are involved, are in violation of such laws, or that such laws ultimately will be interpreted by the courts in a manner consistent with our interpretation.

          Health Care Industry Investigations

      Significant media and public attention has focused in recent years on the hospital industry. Because the law in this area is complex and constantly evolving, ongoing or future governmental investigations or litigation may result in interpretations that are inconsistent with industry practices, including our practices. It is possible that governmental entities could initiate investigations or litigation in the future at facilities owned or managed by us and that such matters could result in significant penalties as well as adverse publicity. It is also possible that our executives and mangers could be included in governmental investigations or litigation or named as defendants in private litigation.

          Health Care Reform

      Health care, as one of the largest industries in the United States, continues to attract much legislative interest and public attention. In recent years, various legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the health care system, either nationally or at the state level. Proposals that have been considered include cost controls on hospitals, insurance market reforms to increase the availability of group health insurance to small businesses, patients’ bill of rights and requirements that all businesses offer health insurance coverage to their employees. The cost of certain proposals would be funded in significant part by reductions in payments by government programs, including Medicare and Medicaid, to health care providers such as hospitals. There can be no assurance that future health care legislation or other changes in the administration or interpretation of governmental health care programs will not have a material adverse effect on our business, financial condition or results of operations.

          Insurance

      As is typical in the health care industry, we are subject to claims and legal actions by patients in the ordinary course of business. To cover these claims, we maintain professional malpractice liability insurance and general liability insurance in amounts we believe to be sufficient for our operations, although it is possible that some claims may exceed the scope of the coverage in effect. At various times in the past, the cost of malpractice insurance and other liability insurance has risen significantly. Therefore, there can be no assurance that such insurance will continue to be available at reasonable prices which would allow us to maintain adequate levels of coverage.

          Conversion Legislation

      Many states have enacted or are considering enacting laws affecting the conversion or sale of not-for-profit hospitals. These laws, in general, include provisions relating to attorney general approval, advance notification and community involvement. In addition, state attorneys general in states without specific conversion legislation may exercise authority over these transactions based upon existing law. In many states there has been an increased interest in the oversight of not-for-profit conversions. The adoption of conversion legislation and the increased review of not-for-profit hospital conversions may limit our ability to grow through acquisitions of not-for-profit hospitals.

          Compliance Program

      We are committed to ethical business practices and to operating in accordance with all applicable laws and regulations. Our Corporate Compliance Program was established to ensure that all employees have a solid framework for business, legal, ethical, and employment practices. Our Compliance Program establishes mechanisms to aid in the identification and correction of any actual or perceived violations of any of our policies or procedures or any other applicable rules and regulations. Employee training is a key component of the Corporate Compliance Program. All employees receive training during orientation and annually thereafter. With the advent of the HIPAA regulations, our goal is to have all employees trained prior to regulatory deadlines. Subsequent to the initial HIPAA training of all employees, this component will be merged into the annual compliance training. In addition, we require our executive management to sign and adopt a strict Code of Ethics.

Insurance

      In recent years, participants in the mental health care industry have become subject to an increasing number of lawsuits that allege malpractice or other related legal theories. These lawsuits often involve large claims and significant defense costs. We have obtained professional and general liability insurance for claims in excess of $100,000, up to a maximum of $1.0 million per occurrence and $3.0 million aggregate, with an additional $5.0 million in excess coverage. In December 2002, our deductible on individual malpractice claims was raised to $3.0 million and the insured limit to $10.0 million to mitigate the increases in the cost of professional and general liability insurance and to increase coverage for additional exposures due to acquisitions. The reserve for professional and general liability risks is based on historical claims, demographic factors, industry trends, severity factors, and other actuarial assumptions calculated by an independent third party. This estimate is discounted to its present value using a 5% discount rate. This estimated accrual for professional and general liabilities could be significantly affected should current and future occurrences differ from historical claim trends and expectations. We have established a captive insurance company to manage this additional self-insured retention. While claims are monitored closely when estimating professional and general liability accruals, the complexity of the claims and wide range of potential outcomes often hampers timely adjustments to the assumptions used in these estimates. We believe that our insurance coverage conforms to industry standards. There are no assurances, however, that our insurance will cover all claims (e.g., claims for punitive damages), or that claims in excess of our insurance coverage will not arise. A successful lawsuit against us that is not covered by, or is in excess of, our insurance coverage may have a material adverse effect on our business, financial condition and results of operations.

Legal Proceedings

      We are subject to various claims and legal actions which arise in the ordinary course of business. In our opinion, we are not currently a party to any proceeding which would have a material adverse effect on our financial condition or results of operations.

Employees

      On a historical basis not giving effect to the acquisitions of The Brown Schools and Ramsay, as of March 31, 2003, we employed approximately 1,888 employees, of whom approximately 1,400 are full-time employees. Approximately 1,128 employees staff the owned and leased inpatient behavioral health care facilities, approximately 250 employees staff the management contracts and approximately 22 are in corporate management including finance, accounting, development, utilization review, training and education, information systems, member services, and human resources. None of our employees is subject to a collective bargaining agreement and we believe that our employee relations are good.

MANAGEMENT

Directors and Officers

      The following table sets forth information with respect to our executive officers and directors as of July 29, 2003:

Name	Age	Position

Joey A. Jacobs	50	Chairman of the Board, President and Chief Executive Officer
Steven T. Davidson	45	Chief Development Officer and Secretary
Jack R. Salberg	55	Chief Operating Officer
Jack E. Polson	37	Chief Accounting Officer
Brent Turner	37	Vice President, Treasurer and Investor Relations
Mark P. Clein	44	Director
Joseph P. Donlan	56	Director
Richard D. Gore	51	Director
Christopher Grant, Jr.	48	Director
David S. Heer	43	Director
Ann H. Lamont	46	Director
Edward K. Wissing	65	Director

      Joey A. Jacobs is our Chairman and Chief Executive Officer and one of our directors. He has served as our President and Chief Executive Officer since our co-founding in April 1997. Prior to founding us, Mr. Jacobs served for 21 years in various capacities with Hospital Corporation of America (“HCA,” also formerly known as Columbia and Columbia/ HCA), most recently as President of the Tennessee Division. Mr. Jacobs’ background at HCA also includes serving as President of HCA’s Central Group, Vice President of the Western Group, Assistant Vice President of the Central Group and Assistant Vice President of the Salt Lake City Division.

      Steven T. Davidson has served as our Chief Development Officer since joining us in August 1997. Prior to joining us, Mr. Davidson served as the Director of Development at HCA from 1991 until 1997. Mr. Davidson also served as a Senior Audit Supervisor and Hospital Controller during his term at HCA, which began in 1983, where he supervised audits of hospitals and other corporate functions. Prior to joining HCA, Mr. Davidson was employed by Ernst & Young LLP as a Senior Auditor. Mr. Davidson is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. Mr. Davidson has over 20 years of experience in the health care industry.

      Jack R. Salberg has been our Chief Operating Officer since May 2000. Prior to joining us, Mr. Salberg served as President and Chief Executive Officer of Sunrise Health Care from 1996 to 2000. Prior to that, Mr. Salberg served for 10 years in various capacities with American Healthcorp, most recently as Senior Vice President with specific responsibilities for multi-facility contract management. Mr. Salberg also spent three years as head of Health Group, Inc.’s behavioral health care division. In addition, Mr. Salberg was employed for four years with Humana Corporation as a hospital executive director and seven years with Arden Hill Hospital, an independent hospital, as its associate executive director. Mr. Salberg has more than 29 years of operational experience in the for-profit and non-profit health care sectors.

      Jack E. Polson has served as our Chief Accounting Officer since August 2002. Prior to being appointed Chief Accounting Officer, Mr. Polson served as our Controller since June 1997. From June 1995 until joining us, Mr. Polson served as Controller for Columbia HealthCare Network, a risk-bearing physician health organization. From May 1992 until June 1995, Mr. Polson served as an internal audit supervisor for HCA.

      Brent Turner joined us in February 2003 as our Vice President, Treasurer and Investor Relations. Prior to joining us, Mr. Turner served as Executive Vice President and Chief Financial Officer of Educational Services

of America, a privately-held owner and operator of schools for children with learning disabilities, since April 2002. From November 2001 until March 2002, Mr. Turner served as Senior Vice President of Business Development for The Brown Schools, a provider of educational and therapeutic services for at-risk youth. From 1996 until January 2001, Mr. Turner was affiliated with Corrections Corporation of America, an owner and operator of private prisons, serving as Treasurer from 1998 to 2001.

      Mark P. Clein has been a member of our board of directors since 2002. Mr. Clein has been a Partner at LCI Partners, a consulting and investment firm, since January 2003. Prior to that, he was the Executive Vice President and Chief Financial Officer of US Bioservices Corporation, a pharmacy company, from May 2002 to January 2003. In addition, Mr. Clein was the Chief Executive Officer of PMR Corporation from May 1999 to May 2002 and the Executive Vice President and Chief Financial Officer of PMR Corporation from May 1996 to May 1999.

      Joseph P. Donlan has been a member of our board of directors since June 2002. Mr. Donlan is the Managing Director of Brown Brothers Harriman & Co., a private banking firm, and co–manager of its 1818 Mezzanine Fund, L.P. and 1818 Mezzanine Fund II, L.P., private equity funds. Currently, he is a member of the board of directors of American Tire Distributors, Inc. and several private companies.

      Richard D. Gore has been a member of our board of directors since May 2003. Mr. Gore is the Co-Chief Executive Officer and President of Attentus Healthcare, a non-urban hospital management company that he co-founded in 2002. Mr. Gore also co-founded Province Healthcare Company, a health care services company, in 1996. He served as Executive Vice President of Province Healthcare Company from April 1996 through December 1999 and Chief Financial Officer of Province Healthcare Company from April 1996 until August 2001. In addition, he was the Vice Chairman of the Board of Province Healthcare Company from December 1999 until August 2001.

      Christopher Grant, Jr. has been a member of our board of directors since our formation in 1997. Mr. Grant is the President of Salix Management Corporation, the manager of venture capital partnerships Salix Ventures, L.P., Salix Ventures II, L.P. and Salix Affiliates II, L.P. Mr. Grant co-founded Salix Ventures in 1997. Prior to founding Salix Ventures, he had managed CGJR Health Care Services Group, a Nashville-based health care venture fund, since May 1995.

      David S. Heer has been a member of our board of directors since November 1999. Mr. Heer is a Managing Director of Acacia Venture Partners, a venture capital firm. Mr. Heer joined Acacia Venture Partners at its inception in 1995 and has been a Managing Director since that time.

      Ann H. Lamont has been a member of our board of directors since March 2003. Ms. Lamont has been with Oak Investment Partners since 1982 and became a General Partner in 1986. Prior to joining Oak Investment Partners, Ms. Lamont was a research associate with Hambrecht & Quist.

      Edward K. Wissing has been a member of our board of directors since 1997. Mr. Wissing has been the Chairman of the Board of Pediatric Services of America, Inc., a home health care company, since December 2002, and a director since 2001. Prior to that, he was the President, Chief Executive Officer and a director of American HomePatient, Inc., a national provider of home health care products and services, from May 1984 until May 1998. Currently, he is a member of the board of directors of CareCentric, Inc.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS

AND MANAGEMENT

      The following table sets forth information with respect to ownership of our common stock as of May 30, 2003, by:

•	each person known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	certain of our current and former executive officers and certain former executive officers of PMR Corporation; and

•	all of our directors and executive officers as a group.

      To our knowledge, unless otherwise indicated, each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned. We are unaware of any person, other than those listed below, who beneficially owns more than 5% of the outstanding shares of common stock. All computations are based on 8,648,588 shares of common stock outstanding on May 30, 2003.

	Number of Shares	Percent of Common Stock
Name of Beneficial Owner, Executive Officer or Director	Beneficially Owned	Beneficially Owned(1)

Joey A. Jacobs(2)	218,146	2.5%
Steven T. Davidson(3)	21,298	*
Jack R. Salberg(4)	30,534	*
Jack E. Polson(5)	7,339	*
Brent Turner	—	*
Christopher Grant, Jr.(6)	171,136	2.0%
Edward K. Wissing(7)	14,883	*
David S. Heer(8)	1,643,869	19.0%
Acacia Venture Partners, L.P.(8)	1,643,869	19.0%
Joseph P. Donlan(9)	374,239	4.3%
Ann H. Lamont(10)(11)	1,675,244	19.4%
Oak Investment Partners(10)(11)	1,675,244	19.4%
Richard D. Gore(11)	1,000	*
Mark P. Clein(12)	264,107	3.0%
Allen Tepper(13)	301,747	3.5%
Fred D. Furman(14)	153,544	1.8%
All directors and executive officers as a group (12 persons)(15)	4,421,795	49.4%

*	Less than 1%

(1)	Under SEC rules, the number of shares shown as beneficially owned includes shares of common stock subject to options that currently are exercisable or will be exercisable within 60 days of May 30, 2003. Shares of common stock subject to options that are currently exercisable or will be exercisable within 60 days of May 30, 2003 are considered to be outstanding for the purpose of computing the percentage of the shares held by a holder, but are not considered to be outstanding for computing the percentage held by others.

(2)	Includes options to purchase 71,050 shares. Also includes 4,321 shares owned by Scott D. Jacobs, Mr. Jacobs’ son. Mr. Jacobs disclaims beneficial ownership of the shares held by Scott D. Jacobs.

(3)	Includes options to purchase 21,298 shares.

(4)	Includes options to purchase 22,622 shares.

(5)	Includes options to purchase 7,339 shares.

(6)	Includes options to purchase 2,200 shares. Mr. Grant is the board designee for the CGJR Group and is the president of CGJR Capital Management, Inc., which is the general partner of each of the three entities in the CGJR Group. As such, Mr. Grant is deemed to beneficially own the shares owned by the CGJR Group. Mr. Grant disclaims such beneficial ownership. The CGJR Group consists of (1) CGJR Health Care Services Private Equities, L.P. which owns 93,803 shares, (2) CGJR II, L.P. which owns 45,939 shares and (3) CGJR/ MF III, L.P. which owns 25,889 shares. Mr. Grant and CGJR Capital Management, Inc. directly own 1,653 and 1,652 shares of our common stock, respectively.

(7)	Includes options to purchase 9,865 shares.

(8)	Includes options to purchase 2,200 shares. Mr. Heer is the board designee of Acacia Venture Partners, L.P. and is a general partner of the general partner of both Acacia Venture Partners, L.P., which owns 1,572,905 shares, and South Pointe Venture Partners, L.P., which owns 68,764 shares. As such, Mr. Heer is deemed to beneficially own the shares owned by such entities. Mr. Heer disclaims such beneficial ownership. The address for Acacia Venture Partners is 101 California Street, Suite 3160, San Francisco, California 94111.

(9)	Includes options to purchase 2,200 shares. Mr. Donlan is the board designee and a co-manager of the 1818 Fund. As such, Mr. Donlan is deemed to beneficially own the shares owned by this entity. Mr. Donlan disclaims beneficial ownership of such shares. On May 16, 2003, the 1818 Fund exercised its stock purchase warrant to purchase 372,412 shares of our common stock. Deducting the exercise price of $0.01 per share based on the closing price of our common stock on May 15, 2003, the 1818 Fund received 372,039 shares of our common stock from the exercise. In addition, the 1818 Fund waived, effective April 1, 2003, its ability to require that we repurchase its stock purchase warrant to purchase 372,412 shares of our common stock. The 1818 Fund still has the right to require that we repurchase the 372,039 shares of our common stock received upon the exercise of the stock purchase warrant.

(10)	Ms. Lamont is the board designee of Oak Investment Partners VII, L.P., which owns 1,632,776 shares, Oak VII Affiliates Fund Limited Partnership, which owns 40,996 shares, and Oak Investment Partners VI, Limited Partnership, which owns 472 shares. Ms. Lamont disclaims such beneficial ownership. The address for Oak Investment Partners is One Gorham Island, Westport, Connecticut 06880.

(11)	Includes options to purchase 1,000 shares.

(12)	Includes options to purchase 152,885 shares. Also includes 16,221 shares held in trusts over which Mr. Clein has sole voting power and sole investment power.

(13)	Includes options to purchase 8,334 shares. Includes 3,025 shares held by Mr. Tepper, 285,388 shares owned by Mr. Tepper as Trustee FBO Tepper Family Trust and 5,000 shares held by Mr. Tepper and Ms. Tepper as Trustees FBO The Tepper 1996 Charitable Remainder Trust UA DTD 11/19/96.

(14)	Includes options to purchase 53,920 shares.

(15)	Includes options to purchase 293,659 shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Change of Control Transaction

      In connection with our merger with PMR described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Acquisitions,” in exchange for each outstanding share of common stock, series A preferred stock and series B preferred stock in PSH, holders of PSH common stock, series A preferred stock and series B preferred stock received 0.115125, 0.246951 and 0.312864 shares, respectively, of newly-issued shares of our common stock. Options to acquire PSH common stock were converted into options to purchase shares of our common stock based on the common stock exchange ratio used in the PMR Merger. Existing warrants of PSH were either cancelled or converted into warrants to purchase our common stock, such conversion being based on the applicable exchange ratio. After giving effect to the exercise of all outstanding options and warrants following our merger with PMR, the former PSH stockholders received approximately 72% of our common stock, thereby effecting a change of control.

Grant of Options and Stock Awards to Certain Directors and Executive Officers

      Our directors and members of management have been granted options to purchase our common stock pursuant to our Equity Incentive Plan and our Outside Directors’ Non-Qualified Stock Option Plan (the “Outside Directors Plan”).

      In January 2000, PMR loaned Mark P. Clein, one of our directors and the former Chief Executive Officer of PMR, $467,500 pursuant to promissory notes for the purchase of stock in connection with the exercise of stock options (the “Stock Notes”).The Stock Notes, due December 31, 2004, bear interest at the rate of 6.21% per annum and are with recourse in addition to being secured by stock under pledge agreements. PMR also received promissory notes from Mr. Clein for up to $257,208 for tax liabilities related to the purchase of such stock (the “Tax Notes”). The Tax Notes, due December 31, 2004, bear interest at the rate of 6.21% and are secured by stock pledges, but are otherwise without recourse. In May 2002, the Stock Notes and the Tax Notes were amended to include a provision that allows the principal and interest on the notes to be paid, at anytime prior to December 31, 2003, through the delivery to us of common stock valued at the higher of (1) $7.92 or (2) the average closing sales prices of the common stock for the five trading days prior to the delivery of such stock. The amendments also eliminated the provision in each Note which required any dividends received with respect to shares being purchased with the proceeds of such Note to be immediately applied toward the payment of amounts outstanding under such note. As of February 28, 2003, Mr. Clein owed $55,000 under the Stock Notes and $257,208 under the Tax Notes.

          Acceleration of PMR Options

      Pursuant to the provisions of the PMR 1997 Equity Incentive Plan, as amended (the “PMR Equity Plan”), upon a change in control of PMR, all of the options granted pursuant to such plan became fully vested and immediately exercisable. For purposes of the PMR Equity Plan, the PMR Merger constituted a change in control. As of March 25, 2003, Mr. Clein held vested options to purchase an aggregate of 84,018 shares of our common stock, subject to our Equity Incentive Plan.

      Pursuant to the provisions of the PMR Outside Directors’ Non-Qualified Stock Option Plan of 1992 (the “PMR Directors Plan”), in the event of a change in control, all of the options granted pursuant to such plan became fully vested and immediately exercisable. For purposes of the PMR Directors Plan, the PMR Merger constituted a change in control. As of March 25, 2003, Charles C. McGettigan, one of our former directors and a former director of PMR, held vested options to purchase an aggregate of 26,833 shares of our common stock, subject to our Outside Directors Plan.

          Extension of Option Exercise Periods for Certain Former PMR Officers

      In connection with the closing of our merger with PMR, PMR’s board of directors extended the option exercise period for all options to purchase the common stock held by Mr. Clein to a period that is three years from May 10, 2002, the date of Mr. Clein’s termination of employment with PMR.

          Severance Arrangements for Certain Former PMR Officers

      PMR and each of Mr. Clein and Fred D. Furman, former President and General Counsel of PMR, entered into agreements dated August 25, 1999, providing for, among other things, the employment of such officer until August 30, 2000. On August 30, 2000 and 2001, the terms of the agreements were automatically extended for additional one year terms. In connection with our merger with PMR, Mr. Furman entered into an amendment to his employment agreement with PMR, effective as of May 1, 2002. Pursuant to the amendment, if Mr. Furman’s employment with PMR was terminated by PMR or Mr. Furman in contemplation of, upon or within 180 days following our merger with PMR, then Mr. Furman was entitled to a lump-sum cash severance payment by PMR on the date of such termination equal to three times Mr. Furman’s annual base salary plus three times his average annual bonus.

      In connection with our merger with PMR, Mr. Clein entered into a consulting agreement with PMR pursuant to which Mr. Clein terminated his employment with PMR, effective May 10, 2002, and waived any and all rights to cash severance payments pursuant to his employment agreement. Pursuant to the consulting agreement, Mr. Clein also provided management and strategic consulting to PMR until the closing of the PMR Merger for two lump-sum cash payments of $120,000 each, one of which was paid upon the execution of the consulting agreement and the other of which was paid upon the closing of our merger with PMR. The consulting agreement with Mr. Clein further provided for the extension of the exercise period of all PMR stock options held by Mr. Clein to a date that was 90 days following the earlier of the closing of the PMR Merger or May 10, 2003.

      PMR entered into an agreement with McGettigan, Wick & Co., Inc. on February 8, 2001 to provide financial services to the management and board of directors of PMR in connection with potential strategic alternatives for PMR. PMR paid McGettigan, Wick & Co. a $30,000 retainer fee and agreed to reimburse all reasonable out-of-pocket expenses incurred by McGettigan, Wick & Co. In addition, upon the closing of the PMR Merger, PMR paid McGettigan, Wick & Co. an advisory fee equal to $270,000 in cash. Mr. McGettigan is a founder, owner and managing director of McGettigan, Wick & Co.

Additional Relationships and Related Party Transactions

      Joey A. Jacobs, our Chairman, President and Chief Executive Officer, serves as a member of the Board of Directors of Stones River Hospital, a hospital in which we manage a unit pursuant to a management agreement. The term of the third amendment to the management agreement is two years and automatically renews for one year terms unless terminated by either party. Total revenue from this management agreement was $808,000 for the year ended December 31, 2002. We believe the terms of the management agreement are consistent with management agreements negotiated at arms-length.

      Jack R. Salberg, our Chief Operating Officer, served as a minority owner and member of the board of directors of the entity which owned Riveredge Hospital prior to its acquisition by us during 2002. Mr. Salberg disclosed his interest to the Board of Directors and was not directly involved in the negotiations to acquire the hospital. We believe that the purchase price for the Riveredge acquisition constituted its best estimate of fair value. All terms were negotiated on an arms-length basis.

      Edward K. Wissing, a director of our company, occasionally provides advisory and consulting services to Brentwood Capital Advisors, our financial advisor. Mr. Wissing is also party to a consulting arrangement with Brentwood Capital pursuant to which he provides certain consulting services through May 2003. According to the terms of his consulting agreement, Mr. Wissing was paid a fixed consulting fee of $5,000 per month from August 2002 through May 2003.

      Joseph P. Donlan, a director of our company, is the co-manager of The 1818 Fund, which is managed by Brown Brothers Harriman & Co. (“Brown Brothers”). Mr. Donlan is a managing director of Brown Brothers. On June 28, 2002, we entered into a securities purchase agreement with The 1818 Fund to issue up to $20.0 million of senior subordinated notes with detachable warrants. At the closing on June 28, 2002, a total of $10.0 million of the senior subordinated notes were issued. The notes have a term of seven years and bear interest at 12% annually, payable quarterly. We issued detachable stock purchase warrants to The 1818 Fund for the purchase of 372,412 shares of common stock at an exercise price of $.01 per share. On May 16, 2003, The 1818 Fund exercised its stock purchase warrant to purchase 372,412 shares of our common stock. Deducting the exercise price of $0.01 per share based on the closing price of our common stock on May 15, 2003, The 1818 Fund received 372,039 shares of our common stock from the exercise. In addition, The 1818 Fund waived, effective April 1, 2003, its ability to require that we repurchase its stock purchase warrant to purchase 372,412 shares of our common stock. As such, we will no longer be required to record non-cash expense for increases in the fair market value of our common stock with respect to the warrants granted to The 1818 Fund. The 1818 Fund still has the right to require that we repurchase the 372,039 shares of our common stock received upon the exercise of the stock purchase warrant.

      On April 1, 2003, concurrently with the acquisition of The Brown Schools, we received $12.5 million from the private placement of 2,272,727 shares of series A convertible preferred stock with affiliates of Oak Investment Partners and Salix Ventures and with The 1818 Fund. The investors are previous investors in our company, with Oak Investment Partners and Salix Ventures (or related entities) being among our co-founders. Representatives of Salix Ventures and Brown Brothers Harriman & Co. currently serve on our Board of Directors, and a representative of Oak Investment Partners joined the Board in connection with the private placement. The proceeds were used to purchase six facilities from The Brown Schools, Inc. These investors agreed to the private placement of an additional 2,272,727 shares of our series A convertible preferred stock for $12.5 million, which closed on June 19, 2003. Each share of series A convertible preferred stock is convertible into one share of our common stock. The impact of the series A convertible preferred stock on diluted earnings per share will be calculated using the if-converted method.

      On July 31, 2002, Acacia exercised warrants to purchase 118,623 shares of our common stock. The exercise price for these shares was $.032 per share.

      On October 12, 2000, we entered into unsecured bridge loans with each of Acacia Venture Partners, L.P. and South Point Venture Partners, L.P. (collectively, “Acacia”) and Oak Investment Partners IV and Affiliates, L.P. (collectively, “Oak”), pursuant to which we borrowed $408,494 from each of Acacia and Oak (the “Bridge Loans”). The Bridge Loans bore interest at 10%, payable monthly. The proceeds were used to fund short-term working capital requirements. On April 30, 2002, we repaid each of the Bridge Loans, together with accrued interest in the amount of $64,111 for each Bridge Loan. Ann H. Lamont, a director of our company, is a general partner of Oak. Davis S. Heer, a director of our company, is the general partner of Acacia Management, L.P., the general partner of Acacia.

DESCRIPTION OF OTHER INDEBTEDNESS AND PREFERRED STOCK

Amended and Restated Credit Facility

      In conjunction with the acquisition of Holly Hill Hospital in December 2001, we entered into a senior credit facility of $33.2 million with CapitalSource Finance, LLC, or CapSource. On April 1, 2003, our then-existing credit facility was amended and restated and expanded to approximately $81.0 million with the increase of our revolving credit facility to $28.0 million from $17.5 million and a new $36.0 million term loan. We borrowed approximately $52.2 million during April 2003, including $16.2 million under the revolving line of credit under the expanded then-existing credit facility, to partially fund our acquisition of The Brown Schools in April 2003. In connection with the closing of the original note offering, our expanded then-existing credit facility was amended and restated to increase our revolving credit facility to $50.0 million from $28.0 million and refinance the $36.0 million term loan with proceeds from the original note offering. The term loan remains outstanding with a balance of $17.0 million.

      As of April 30, 2003, approximately $24.9 million was outstanding under the revolver portion of our expanded then-existing credit facility. As of April 30, 2003, we had approximately $3.1 million available under the revolving line of credit under our expanded then-existing credit facility. Under the revolving line of credit, all of our collections, except for Medicare and Medicaid payments, are deposited into lockbox accounts controlled by the lender. The funds deposited in the lockbox are applied to outstanding borrowings with the lender on a daily basis. As a result, the outstanding borrowings under the revolving line of credit are classified as short-term as of December 31, 2002 and March 31, 2003. We must pay an unused fee in the amount of 0.4% per year of the revolving line of credit less the average outstanding loan balance. Such fees were approximately $24,237 as of April 30, 2003. In addition, we must pay a collateral management fee of 0.125% per month on the outstanding balance of the revolving credit facility.

      Our amended and restated credit facility contains customary covenants which include: (1) a specified monthly patient census for any owned, operated or leased facilities; (2) a limitation on capital expenditures, sales of assets, mergers, changes of ownership, new principal lines of business, indebtedness, dividends and redemptions; and (3) various financial covenants. In addition, the amended and restated credit facility provides CapSource with a right of first refusal to provide additional debt financing to us, which CapSource waived in connection with the original note offering and the amendment and restatement of the then-existing credit facility. As of April 30, 2003, we were in compliance with all applicable then-existing debt covenant requirements. If we violate one or more of these covenants, amounts outstanding under the amended and restated credit facility could become immediately payable and additional borrowings could be restricted.

      Our amended and restated credit facility currently includes two tranches: approximately $17.0 million of senior secured term loans and a $50.0 million revolver. Both tranches are secured by substantially all of our assets and the stock of our existing operating subsidiaries. The term loans accrue interest at the Citibank, N.A. prime rate plus 4.50% subject to a floor of 8.75% and are due in November 2003. The revolving line of credit accrues interest at the Citibank, N.A. prime rate plus 2.0% subject to a floor of 6.25%, and is due in June 2006. At April 30, 2003, the interest rate under the revolving credit facility was 6.69%.

Mortgage Loan on Holly Hill Hospital Due 2037

      On November 25, 2002, we entered into a mortgage loan agreement to borrow $4.9 million, which is insured by HUD and secured by real estate located at Holly Hill Hospital in Raleigh, North Carolina. Interest accrues on the HUD loan at 5.95% and principal and interest are payable in 420 monthly installments of $27,935 through December 2037. We used proceeds from the loan to replace $4.4 million of our senior term loan with CapSource, pay certain refinancing costs and fund required escrow amounts for future improvements to the property.

12% Senior Subordinated Notes Due 2009

      On June 28, 2002, we entered into a securities purchase agreement with The 1818 Fund to issue up to $20.0 million of senior subordinated notes with detachable nominal warrants. At the closing on June 28, 2002, a total of $10.0 million of the senior subordinated notes were issued. Approximately $7.5 million of the proceeds were used to fund a portion of the acquisition of Riveredge Hospital, and approximately $2.5 million of the proceeds were used to reduce current indebtedness. The notes had a term of seven years and bore interest at 12.00% annually, payable quarterly. The notes provided for a prepayment penalty of 6%, 3% or 1% if the notes were prepaid prior to the first anniversary, second anniversary and third anniversary of the closing date, respectively. We redeemed these notes in full with proceeds raised from the Financing Transactions and, consequently, no longer have the right to borrow money from The 1818 Fund under the senior subordinated notes.

      In connection with the issuance of the senior subordinated notes, we issued detachable stock purchase warrants for the purchase of 372,412 shares of our stock at an exercise price of $.01 per share. As of the date of issuance, our shares were valued at $5.43 per share such that the fair value of the warrants totaled approximately $2.0 million. Under Accounting Principles Board Opinion No. 14, we were required to allocate a portion of the cash proceeds received from the notes to the stock purchase warrants with the offset recorded as a note discount and then amortized to the face value of the notes over the life of the notes. Under EITF 00-19, we were required to reclassify the amount initially recognized as capital in excess of par value to a long term liability and changes in fair value recorded to operations. For each $1 increase in stock price, we will be required to record non-cash expense of approximately $372,000. For the three months ended March 31, 2003, we recorded non cash expense related to the warrants of $960,000. The stock purchase warrants contain provisions that allow the issuer to “put” their warrants, or stock after exercise, back to us at fair market value for cash or for the deliverance of shares. The put price under the agreement would approximate $3.0 million or require the deliverance of 371,947 shares as of March 31, 2003.

      On May 16, 2003, The 1818 Fund exercised its stock purchase warrant to purchase 372,412 shares of our common stock. After deducting the exercise price of $0.01 per share based on the closing price of our common stock on May 15, 2003, The 1818 Fund received 372,039 shares of our common stock from the exercise. In addition, The 1818 Fund waived, effective April 1, 2003, its ability to require that we repurchase its stock purchase warrant to purchase 372,412 shares of our common stock. As such, we will no longer be required to record non-cash expense for increases in the fair market value of our common stock. The 1818 Fund still has the right to require that we repurchase the 372,039 shares of our common stock received upon the exercise of the stock purchase warrant.

Subordinated Convertible Notes Due 2003 and 2005

      In connection with the acquisition of Sunrise Behavioral Health, Ltd., a manager of inpatient behavioral health care units in acute care hospitals, in May 2000, we issued subordinated convertible notes in the amount of $3.6 million. These convertible notes were due May 1, 2005 and accrued interest at 9.00% per annum. These senior convertible notes were converted to common stock in April and May of 2003.

      In 2001, we also issued subordinated promissory notes totaling $4.5 million in connection with our acquisitions of three facilities. One note in the amount of $2.5 million accrued interest at 9.00% per annum and matured on June 30, 2002. We paid this note in full with a portion of the proceeds of our subordinated debt offering described below. The remaining $2.0 million subordinated note accrues interest at 9.00% per annum and is due June 30, 2005. In connection with the purchase of facilities from The Brown Schools in April 2003, $1.0 million of the $2.0 million note was repaid. Among other customary covenants, both notes contain cross default covenants triggered by a default of any other indebtedness of at least $1.0 million. We were in compliance with these covenants as of March 31, 2003.

Series A Convertible Preferred Stock

      On February 4, 2003, our shareholders authorized the issuance of 4,545,454 shares of series A convertible preferred stock. On April 1, 2003, concurrently with the acquisition of The Brown Schools, we received $12.5 million from the private placement of 2,272,727 shares of the series A convertible preferred stock with affiliates of Oak Investment Partners and Salix Ventures and with The 1818 Fund. These investors purchased an additional 2,272,727 shares of our series A convertible preferred stock for $12.5 million on June 19, 2003.

      Dividends. Holders of the series A convertible preferred stock will be entitled to receive pay-in-kind dividends, compounded quarterly, equal to 5% per share of the original share price through the second anniversary of the first funding date on March 31, 2003 (the “First Funding Date”). Thereafter, holders of series A convertible preferred stock will be entitled to receive pay-in-kind dividends, compounded quarterly, equal to 7% per share of the original share price. Upon the voluntary or involuntary liquidation, dissolution or winding up of Psychiatric Solutions, all accrued and unpaid dividends, if any, on shares of series A convertible preferred stock will be paid in cash.

      Liquidation and Change of Control. In the event of liquidation, dissolution or winding up of our affairs, holders of the series A convertible preferred stock would be entitled to receive, out of any assets legally available, the liquidation preference on such shares and the series A convertible preferred stock will rank senior to all shares of common stock outstanding. Upon a change of control of PSI, we are required to redeem the series A convertible preferred stock at a price of $5.50 per share (subject to customary adjustments for stock splits and similar transactions), plus accrued and unpaid dividends.

      Voting Rights. Each holder of the series A convertible preferred stock is entitled to one vote per share. Except as provided by law or by the express terms of the series A convertible preferred stock, holders of the series A convertible preferred stock will vote together with holders of the common stock as a single class. In addition to voting rights required by Delaware law, approval from a majority of the holders of the issued and outstanding series A convertible preferred stock, voting as a single class, will be required for us to:

•	amend, add or repeal any provision of our charter or bylaws if such action would adversely alter or change the preferences, rights, privileges or powers of, or the restrictions provided for the benefit of, the series A convertible preferred stock or otherwise adversely affect the holders of series A convertible preferred stock as a class;

•	offer, sell, designate, authorize or issue shares of any class or series of stock having any preference or priority as to dividends or redemption rights, liquidation preferences, conversion rights or voting rights, superior to or on a parity with any preference or priority of the series A convertible preferred stock;

•	authorize or issue any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares of our stock having any preference or priority as to dividends or redemption rights, liquidation preferences, conversion rights or voting rights, superior to or on a parity with any preference or priority of the series A convertible preferred stock;

•	reclassify any shares of our capital stock into shares having any preference or priority as to dividends or redemption rights, liquidation preferences, conversion rights, or voting rights, superior to or on a parity with any preference or priority of the series A convertible preferred stock;

•	increase the number of authorized shares of series A convertible preferred stock or, except at a funding date pursuant to the purchase agreement relating to the series A convertible preferred stock, issue any shares of series A convertible preferred stock; or

•	pay or declare any dividend, whether in cash or property, or make any other distribution on, our common stock or other equity securities (including other preferred stock) other than the payments due under a contingent value rights agreement dated August 2, 2002 and other outstanding rights.

      Conversion. The holder will have the right to convert, in whole or in part, each of its shares at any time. The series A convertible preferred stock will automatically be converted into shares of common stock if at any time after the 18-month anniversary of the First Funding Date, the common stock price on the Nasdaq National Market (computed on a volume-weighted average basis) exceeds $15.00 per share (as adjusted) for thirty consecutive trading days. Except in the event of a change in control or the dissolution or winding up of

Psychiatric Solutions, the holders of the series A convertible preferred stock do not have the right to force us to convert their stock into cash.

      Anti-Dilution Protection. For twelve months following the First Funding Date, the conversion price for each share of series A convertible preferred stock will be subject to full ratchet anti-dilution adjustment in the event that we issue additional shares at or below the then applicable conversion price for such shares. The anti-dilution provisions are subject to certain specified exclusions including issuances to employees pursuant to plans approved by our Board. After twelve months following the First Funding Date, the conversion price for each share will be subject to anti-dilution protection based on the weighted average purchase price of our outstanding stock.

      Board Members. Following the First Funding Date, holders of the series A convertible preferred stock were entitled to nominate and elect two members of our Board. In connection with the private placement, representatives of Salix Ventures and Brown Brothers Harriman & Co. currently serve on our Board of Directors, and a representative of Oak Investment Partners joined the Board.

DESCRIPTION OF THE REGISTERED NOTES

      You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the word “PSI” refers only to Psychiatric Solutions, Inc. and not to any of its subsidiaries.

      PSI will issue the registered notes under an indenture among itself, the Guarantors and Wachovia Bank, National Association, as trustee, under which we issued the old notes. We refer to the old notes and the registered notes collectively as the “notes.” The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

      The following description is a summary of the material provisions of the indenture governing the notes. It does not restate the agreement in its entirety. We urge you to read the indenture because it, and not this description, define your rights as holders of the notes. Copies of the indenture are available as set forth below under “— Additional Information.” Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.

      The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Subsidiary Guarantees

The Notes

      The notes:

•	are general unsecured obligations of PSI;

•	are senior in right of payment to all existing and future Subordinated Obligations of PSI;

•	are subordinated in right of payment to all existing and future Senior Debt of PSI;

•	are pari passu in right of payment with any future senior subordinated Indebtedness of PSI; and

•	are fully and unconditionally guaranteed by the Guarantors.

The Subsidiary Guarantees

      The notes are guaranteed by all of the Guarantors.

      Each Subsidiary Guarantee of the notes:

•	is a general unsecured obligation of the Guarantor;

•	is senior in right of payment to all existing and future Subordinated Obligations of that Guarantor;

•	is subordinated in right of payment to all existing and future Senior Debt of that Guarantor; and

•	is pari passu in right of payment with any future senior subordinated Indebtedness of that Guarantor.

      As of March 31, 2003, after giving pro forma effect to the Ramsay Acquisition, the Brown Schools Acquisition and the Financing Transactions, PSI would have had total Senior Debt of approximately $22.0 million and the Guarantors would have guaranteed Senior Debt of $17.0 million. As indicated above and as discussed in detail below under the caption “— Subordination,” payments on the notes and under the Subsidiary Guarantees are subordinated to the prior payment in full of Senior Debt and any guarantees of Senior Debt, respectively. The indenture permits us and the Guarantors to incur additional Senior Debt.

      Not all of our subsidiaries guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, the non-guarantor subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. In 2002, the non-guarantor subsidiaries generated revenue of $118,000 and a net loss of $40,000 and, as of March 31, 2003, had total assets of $8.0 million and stockholders’ equity of $2.8 million. See note 17 to our audited consolidated financial statements and note 10 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for more detail about the division of our consolidated revenues and assets between our guarantor and non-guarantor subsidiaries.

      As of June 30, 2003, all of our direct and indirect subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” we are permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries are not subject to many of the restrictive covenants in the indenture and do not guarantee the notes.

Principal, Maturity and Interest

      Subject to compliance with the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” below, PSI may issue additional notes under the indenture from time to time. The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions, and offers to purchase. PSI will issue notes in denominations of $1,000 and integral multiples of $1,000.

      The notes mature on June 15, 2013.

      Interest on the notes accrues at the rate of 10 5/8% per annum and is payable semi-annually in arrears on June 15 and December 15, commencing on December 15, 2003. PSI will make each interest payment to the holders of record on the immediately preceding June 1 and December 1.

      Interest on the notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

      If a holder owning more than $1.0 million principal amount of the notes has given wire transfer instructions to PSI, PSI will pay all principal, interest and premium and Additional Interest, if any, on that holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless PSI elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

      The trustee will initially act as paying agent and registrar. PSI may change the paying agent or registrar without prior notice to the holders of the notes, and PSI or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

      A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders are required to pay all taxes due on transfer. PSI is not required to transfer or exchange any note selected for redemption. Also, PSI is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Subsidiary Guarantees

      The notes are guaranteed by (1) each current and future Restricted Subsidiary that is either formed under the laws of the United States or any state of the United States or the District of Columbia and (a) in which PSI has made an Investment of at least $0.1 million or (b) that incurs, guarantees or otherwise provides direct credit support for any Indebtedness, and (2) any other Restricted Subsidiary that guarantees or otherwise provides direct credit support for Indebtedness of PSI or any of PSI’s domestic subsidiaries; provided, however, that the HUD Financing Subsidiaries do not guarantee the notes. These Subsidiary Guarantees are joint and several obligations of the Guarantors. Each Subsidiary Guarantee is subordinated to the prior payment in full of all Senior Debt of that Guarantor. The obligations of each Guarantor under its Subsidiary Guarantee are limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — A subsidiary guarantee could be voided or subordinated because of federal bankruptcy law or comparable state law provisions.”

      A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than PSI or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Subsidiary Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

      The Subsidiary Guarantee of a Guarantor will be released and such Guarantor will be relieved of its obligations under the Subsidiary Guarantee:

(1) solely as to the purchaser in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of PSI, if the sale or other disposition complies with the provisions described under the caption “— Repurchase at the Option of Holders — Asset Sales” below;

(2) in connection with any sale of all of the Capital Stock of a Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of PSI, if the sale complies with provisions described under the caption “— Repurchase at the Option of Holders — Asset Sales” below; or

(3) if PSI designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture.

Subordination

      The payment of principal, interest and premium and Additional Interest, if any, on the notes is subordinated to the prior payment in full in cash of all Senior Debt of PSI or the relevant Guarantor, as the case may be, including Senior Debt incurred after June 30, 2003.

      The holders of Senior Debt will be entitled to receive payment in full in cash of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt) before the holders of notes will be entitled to receive any payment with respect to the notes (except that holders of notes may receive and retain Permitted Junior Securities and payments made from the trust described under “— Legal Defeasance and Covenant Defeasance”), in the event of any distribution to creditors of PSI or the relevant Guarantor:

(1) in a liquidation or dissolution of PSI or the relevant Guarantor;

(2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to PSI or the relevant Guarantor or its respective property;

(3) in an assignment for the benefit of creditors; or

(4) in any marshaling of PSI’s or the relevant Guarantor’s assets and liabilities.

      PSI also may not make any payment in respect of the notes (except in Permitted Junior Securities or from the trust described under “— Legal Defeasance and Covenant Defeasance”) if:

(1) a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

(2) any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity and the trustee receives a notice of such default (a “Payment Blockage Notice”) from PSI or (a) with respect to Designated Senior Debt arising under the Credit Agreement, from the agent for the lenders thereunder, or (b) with respect to any other Designated Senior Debt, from the holders of any such Designated Senior Debt.

      Payments on the notes may and will be resumed:

(1) in the case of a payment default, upon the earlier of the date on which such default is cured or waived or such Designated Senior Debt has been discharged or paid in full; and

(2) in the case of a nonpayment default, upon the earliest of (a) the date on which such nonpayment default is cured or waived, (b) 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated, (c) the date on which such payment blockage period shall have been terminated by written notice to the trustee by the party initiating such payment blockage period or (d) the date on which such Designated Senior Debt has been discharged or paid in full.

      No new Payment Blockage Notice may be delivered unless and until:

(1) 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

(2) all scheduled payments of principal, interest and premium and Additional Interest, if any, on the notes that have come due have been paid in full in cash.

      No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or can be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.

      If the trustee or any holder of the notes receives a payment in respect of the notes (except in Permitted Junior Securities or from the trust described under “— Legal Defeasance and Covenant Defeasance”) when:

(1) the payment is prohibited by these subordination provisions; and

(2) the trustee or the holder has actual knowledge that the payment is prohibited;

the trustee or the holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the trustee or the holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt or their proper representative.

      PSI or the trustee must promptly notify holders of Senior Debt if payment of the notes is accelerated because of an Event of Default.

      The Subsidiary Guarantee of each Guarantor is subordinated to Senior Debt of such Guarantor to the same extent and in the same manner as the notes are subordinated to Senior Debt of PSI. Payments under the Subsidiary Guarantee of each Guarantor is subordinated to the prior payment in full in cash of all Indebtedness under the Credit Agreement and all other Senior Debt of such Guarantor, including Senior Debt incurred after June 30, 2003, on the same basis as provided above with respect to the subordination of payments on the notes by PSI to the prior payment in full of Senior Debt of PSI.

      As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of PSI, holders of notes may recover less ratably than creditors of PSI or the Guarantors who are holders of Senior Debt. See “Risk Factors — Your right to receive payments on the notes and guarantees is subordinated to our senior debt.”

Optional Redemption

      At any time before June 15, 2006, PSI may on one or more occasions redeem up to 35% of the aggregate principal amount of notes (including additional notes) issued under the indenture at a redemption price of 110.625% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, with the net cash proceeds of any Equity Offering of common stock of PSI; provided, however, that:

(1) at least 65% of the original aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by PSI and its Subsidiaries); and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

      Except pursuant to the preceding paragraph, the notes are not redeemable at PSI’s option prior to June 15, 2008.

      On or after June 15, 2008, PSI may redeem all or a part of the notes at any time, and from time to time, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on June 15 of the years indicated below:

Year	Percentage

2008	105.313%
2009	103.542%
2010	101.771%
2011 and thereafter	100.000%

Selection and Notice

      If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

      No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

      If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption

      PSI is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

     Change of Control

      If a Change of Control occurs, each holder of notes will have the right to require PSI to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to a Change of Control offer on the terms set forth in the indenture. In the Change of Control offer, PSI will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the notes repurchased, to the date of purchase. Within ten days following any Change of Control, PSI will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date of such Change of Control, pursuant to the procedures required by the indenture and described in such notice. PSI will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes pursuant to a Change of Control offer. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, PSI will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

      On the Change of Control payment date, PSI will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered and not withdrawn pursuant to the Change of Control offer;

(2) deposit with the paying agent an amount equal to the Change of Control payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by PSI.

      The paying agent will promptly mail to each holder of notes properly tendered the Change of Control payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

      Prior to complying with any of the provisions of this “Change of Control” covenant, but in any event within 90 days following a Change of Control, PSI will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of notes required by this covenant. PSI will publicly announce the results of the Change of Control offer on or as soon as practicable after the Change of Control payment date.

      The provisions described above that require PSI to make a Change of Control offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable to the Change of Control event. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that PSI repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

      PSI will not be required to make a Change of Control offer upon a Change of Control if a third party makes the Change of Control offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control offer made by PSI and purchases all notes properly tendered and not withdrawn under the Change of Control offer.

      The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of PSI and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require PSI to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of PSI and its Subsidiaries taken as a whole to another Person or group may be uncertain.

     Asset Sales

      PSI will not, and will not permit any Restricted Subsidiary to, consummate an Asset Sale unless:

(1) PSI (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the trustee) of the assets sold, leased, transferred, conveyed or otherwise disposed of or Equity Interests of any Restricted Subsidiary issued, sold, transferred, conveyed or otherwise disposed of;

(2) at least 75% of the consideration received in the Asset Sale by PSI or such Restricted Subsidiary is in the form of cash. For purposes of this clause (2), each of the following will be deemed to be cash:

(a) any liabilities, as shown on PSI’s or such Restricted Subsidiary’s most recent balance sheet, of PSI or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases PSI or such Restricted Subsidiary from further liability;

(b) any securities, notes or other obligations received by PSI or any such Restricted Subsidiary from such transferee that are converted by PSI or such Restricted Subsidiary into cash within 90 days, to the extent of the cash received in that conversion; and

(c) with respect to any sale of Capital Stock of a Restricted Subsidiary to one or more Qualified Physicians, promissory notes or similar obligations from such physicians or health care professionals; provided that the aggregate amount of such promissory notes or other similar obligations held by PSI and its Restricted Subsidiaries shall not exceed $2.5 million outstanding at any one time; and

(3) PSI delivers an officers’ certificate to the trustee certifying that such Asset Sale complies with the foregoing clauses (1) and (2).

      Within 365 days after the receipt of any Net Proceeds from an Asset Sale, PSI may apply those Net Proceeds at its option:

(1) to repay Senior Debt (other than Indebtedness owed to PSI, any Guarantor or any Affiliate of PSI) and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or all of the Voting Stock of, another Person engaged in a Permitted Business; or

(3) to acquire other long-term assets or property that are used in a Permitted Business.

Pending the final application of any Net Proceeds, PSI may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

      Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $7.5 million, PSI will make an Asset Sale Offer to all holders of notes to purchase the maximum principal amount of notes and, if PSI is required to do so under the terms of any other Indebtedness that is pari passu with the notes, such other Indebtedness on a pro rata basis with the notes, that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of the purchase of all properly tendered and not withdrawn notes pursuant to an Asset Sale Offer, PSI may use such remaining Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

      PSI will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, PSI will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

      The agreements governing PSI’s outstanding Senior Debt currently prohibit PSI from purchasing any notes, and also provide that certain change of control or asset sale events with respect to PSI would constitute a default under these agreements. Any future credit agreements or other agreements relating to Senior Debt to which PSI becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when PSI is prohibited from purchasing notes, PSI could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If PSI does not obtain such a consent or repay such borrowings, PSI will remain prohibited from purchasing notes. In such case, PSI’s failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

Certain Covenants

 Restricted Payments

      PSI will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution (A) on account of PSI’s or any Restricted Subsidiary’s Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving PSI or any Restricted Subsidiary) or (B) to the direct or indirect holders of PSI’s or any Restricted Subsidiary’s Equity Interests in their capacity as such (other than dividends or distributions (i) payable in Equity Interests (other than Disqualified Stock) of PSI or (ii) to PSI or a wholly owned Restricted Subsidiary or to all holders of Capital Stock of such Restricted Subsidiary on a pro rata basis);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving PSI) any Equity Interests of PSI;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Obligations, except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(a) no Default or Event of Default has occurred and is continuing; and

(b) PSI would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the most recently ended four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by PSI and the Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3) and (4) of the next succeeding paragraph), is less than the sum, without duplication, of:

(I) 50% of the Consolidated Net Income of PSI for the period (taken as one accounting period) from the beginning of the first fiscal quarter after which the notes are first issued to the end of PSI’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(II) 100% of the aggregate net cash proceeds received by PSI since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of PSI (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of PSI, in either case, that have been converted into or exchanged for such Equity Interests of PSI (other than Equity Interests or Disqualified Stock or debt securities) sold to a Subsidiary of PSI), plus

(III) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash proceeds with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, plus

(IV) in case, after the date hereof, any Unrestricted Subsidiary has been redesignated as a Restricted Subsidiary under the terms of the indenture or has been merged, consolidated or amalgamated with or into, or transfers or conveys assets to, or is liquidated into PSI or a Restricted Subsidiary, an amount equal to the lesser of (1) the net book value at the date of the redesignation, combination or transfer of the aggregate Investments made by PSI and the Restricted Subsidiaries in the Unrestricted Subsidiary (or of the assets transferred or conveyed, as applicable), and (2) the fair market value of the Investments owned by PSI and the Restricted Subsidiaries in such Unrestricted Subsidiary at the time of the redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable).

      So long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any Subordinated Obligations of PSI or any Guarantor or of any Equity Interests of PSI in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of PSI) of, Equity Interests of PSI (other than Disqualified Stock); provided, however, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (c)(II) of the preceding paragraph;

(3) the redemption, repurchase, defeasance or other acquisition of any Subordinated Obligations of PSI or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing

Indebtedness; provided, however, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (c)(II) of the preceding paragraph;

(4) the redemption, repurchase or other acquisition or retirement for value of any Equity Interests of PSI or any Restricted Subsidiary of PSI (a) held by any member of PSI’s (or any Restricted Subsidiary’s) management pursuant to any management equity subscription plan or agreement, stock option or stock purchase plan or agreement or employee benefit plan as may be adopted by PSI from time to time or pursuant to any agreement with any director or officer in existence on the date of the indenture or (b) from an employee of PSI upon the termination of such employee’s employment with PSI; provided, however, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in reliance on this clause (4) may not exceed $3.0 million in any twelve-month period;

(5) repurchases, acquisitions or retirements of Capital Stock of PSI deemed to occur upon the exercise of stock options or similar rights under employee benefit plans of PSI or its Subsidiaries if such Capital Stock represents all or a portion of the exercise price thereof;

(6) the repurchase or retirement of common stock of PSI purchased by The 1818 Mezzanine Fund II, L.P. pursuant to the Securities Purchase Agreement, whether held by The 1818 Mezzanine Fund II, L.P. or its transferees; provided, however, that notwithstanding that a Default or Event of Default shall have occurred and be continuing, PSI will be permitted to issue the Put Price Notes in satisfaction of its obligations under the Securities Purchase Agreement;

(7) the repurchase or retirement of common stock of PSI held by CapSource pursuant to the terms of the CapSource Warrant;

(8) the payment of pay-in-kind dividends on the Series A Preferred Stock in accordance with their terms as in effect on the date of the indenture; and

(9) other Restricted Payments in an aggregate amount since the issue date not to exceed $10.0 million.

      The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the assets, property or securities proposed to be transferred or issued by PSI or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $7.5 million. Not later than the date of making any Restricted Payment, PSI will deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture. If PSI or a Restricted Subsidiary makes a Restricted Payment which at the time of the making of such Restricted Payment would in the good faith determination of PSI be permitted under the provisions of the Indenture, such Restricted Payment shall be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustments made in good faith to PSI financial statements affecting Consolidated Net Income of PSI for any period.

     Incurrence of Indebtedness and Issuance of Preferred Stock

      PSI will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, issue, assume, Guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and PSI will not issue any Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of preferred stock (including Disqualified Stock) other than to PSI; provided, however, that PSI may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, any of PSI’s Restricted Subsidiaries that are Guarantors may incur Indebtedness (including Acquired Indebtedness) and the HUD Financing Subsidiaries may incur HUD

Financing, if the Fixed Charge Coverage Ratio for PSI’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.00 to 1 for the period from the Issue Date through June 30, 2006 and 2.25 to 1 thereafter, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the preferred stock or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

      The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by PSI or any Guarantor of additional Indebtedness and letters of credit under one or more Credit Facilities and Guarantees thereof by the Guarantors; provided that the aggregate principal amount of all Indebtedness and letters of credit of PSI and the Guarantors incurred pursuant to this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of PSI and the Guarantors thereunder) does not exceed the greater of (A) $85.0 million or (B) 85% of the net book value of receivables and 65% of the net book value of real property (other than real property pledged in connection with any HUD Financing) of PSI and the Restricted Subsidiaries on a consolidated basis at the time the Indebtedness is incurred, as determined in accordance with GAAP, less the aggregate amount of Net Proceeds from an Asset Sale applied by PSI and its Subsidiaries to repay Indebtedness thereunder, pursuant to the provisions described under the caption “— Repurchase at the Option of Holders — Asset Sales;”

(2) the incurrence by PSI and the Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by PSI and the Guarantors of Indebtedness represented by the old notes (and the related exchange notes to be issued pursuant to the Registration Rights Agreement) and the incurrence by the Guarantors of the Subsidiary Guarantees of those notes;

(4) the incurrence by PSI or any Restricted Subsidiary of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of PSI or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $15.0 million at any time outstanding;

(5) the incurrence by PSI or any Restricted Subsidiary of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, defease, renew, refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was incurred under the first paragraph of this covenant or clauses (2), (3), (6) or (10) of this paragraph;

(6) the incurrence by PSI or any Restricted Subsidiary of intercompany Indebtedness between or among PSI and any Restricted Subsidiary; provided, however, that:

(a) if PSI or a Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes or the Subsidiary Guarantees, as the case may be; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than PSI or a Restricted Subsidiary and (ii) any subsequent sale or other transfer of any such Indebtedness to a Person that is not either PSI or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by PSI or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence of any Physician Support Obligations by PSI or any Restricted Subsidiary;

(8) the incurrence of Indebtedness of PSI or any Restricted Subsidiary consisting of guarantees, indemnities, holdbacks or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including without limitation, shares of Capital Stock of Restricted Subsidiaries or contingent payment obligations incurred in connection with the acquisition of assets which are contingent on the performance of the assets acquired, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such assets or shares of Capital Stock of such Restricted Subsidiary for the purpose of financing such acquisition;

(9) the incurrence if Indebtedness of PSI or any Restricted Subsidiary represented by (a) letters of credit for the account of PSI or any Restricted Subsidiary or (b) other obligations to reimburse third parties pursuant to any surety bond or other similar arrangements, which letters of credit or other obligations, as the case may be, are intended to provide security for workers’ compensation claims, payment obligations in connection with sales tax and insurance or other similar requirements in the ordinary course of business;

(10) the incurrence by PSI or any Restricted Subsidiary of Hedging Obligations that are incurred in the normal course of business and consistent with past business practices for the purpose of fixing or hedging currency or interest rate risk (including with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding in connection with the conduct of their respective businesses) and not for speculative purposes;

(11) the Guarantee by PSI or any of the Guarantors of Indebtedness of PSI or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant;

(12) the incurrence by PSI’s Unrestricted Subsidiaries of Non-recourse Debt; provided, however, that if any such Indebtedness ceases to be Non-recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of PSI that was not permitted by this clause (12);

(13) the incurrence of the Put Price Notes or the CapSource Put Indebtedness; and

(14) the incurrence by PSI or any Guarantor of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (14), not to exceed $15.0 million.

      For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (14) above or is entitled to be incurred pursuant to the first paragraph of this covenant, in each case, as of the date of incurrence thereof, PSI shall, in its sole discretion, classify (or later reclassify in whole or in part, in its sole discretion) such item of Indebtedness in any manner that complies with this covenant and such Indebtedness will be treated as having been incurred pursuant to such clauses or the first paragraph hereof, as the case may be, designated by PSI. Indebtedness under Credit Facilities outstanding on the date on which the notes are first issued and authenticated under the indenture will be deemed to have been incurred on such date in reliance of the exception provided by clause (1) of the definition of Permitted Debt. Accrual of interest or dividends, the accretion of accreted value or liquidation preference and the payment of interest or dividends in the form of additional Indebtedness or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant.

Liens

      PSI will not, and will not permit any Restricted Subsidiary to, create, incur or assume any consensual Liens of any kind against or upon any of their respective properties or assets, or any proceeds, income or profit therefrom that secure Senior Subordinated Indebtedness or Subordinated Obligations, provided that:

(1) in the case of Liens securing Subordinated Obligations, the notes are secured by a Lien on such property, assets, proceeds, income or profit that is senior in priority to such Liens; and

(2) in the case of Liens securing Senior Subordinated Indebtedness, the notes are equally and ratably secured by a Lien on such property, assets, proceeds, income or profit.

Issuances and Sales of Capital Stock of Restricted Subsidiaries

      PSI (a) will not, and will not permit any Restricted Subsidiary to, transfer, convey, sell, lease or otherwise dispose of any Capital Stock of any Restricted Subsidiary to any Person (other than to PSI or to any Restricted Subsidiary), unless:

(1) such transfer, conveyance, sale, lease or other disposition is of all the Capital Stock of such Restricted Subsidiary, and

(2) the Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the provisions described under “— Repurchase at the Option of Holders — Asset Sales” above;

provided, however, that this clause (a) will not apply to any pledge of Capital Stock of any Restricted Subsidiary securing any Permitted Debt or any exercise of remedies in connection therewith; provided that the Lien securing such Permitted Debt is not prohibited by the provisions of the covenant described above under the caption “— Liens;”

      (b) will not permit any Restricted Subsidiary to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors’ qualifying shares) to any Person other than PSI or any Restricted Subsidiary.

provided, however, that clauses (a) and (b) shall not prohibit any issuance, sale or other disposition of Common Stock of a Restricted Subsidiary to one or more Qualified Physicians if, immediately after giving effect thereto, such Restricted Subsidiary would remain a Restricted Subsidiary and PSI will, directly or indirectly, retain at least 80% of the Capital Stock of such Restricted Subsidiary, and the Net Proceeds from such issuance, sale or other disposition are applied in accordance with the provisions described under “— Repurchase at the Option of Holders — Asset Sales” above.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

      PSI will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(a) pay dividends or make any other distributions on its Capital Stock to PSI or any Restricted Subsidiary, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to PSI or any Restricted Subsidiary;

(b) make loans or advances to PSI or any Restricted Subsidiary; or

(c) transfer any of its properties or assets to PSI or any Restricted Subsidiary.

      However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness, Credit Facilities (including the Credit Agreement) and other agreements relating to the Financing Transactions as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on June 30, 2003;

(2) agreements governing the Series A Preferred Stock as in effect on June 30, 2003;

(3) the indenture, the notes and the Subsidiary Guarantees;

(4) the Securities Purchase Agreement;

(5) agreements related to HUD Financing and any amendments of those agreements;

(6) applicable law;

(7) any instrument governing Indebtedness or Capital Stock of a Person acquired by PSI or any Restricted Subsidiary as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(8) customary non-assignment provisions in leases and other contracts entered into in the ordinary course of business and consistent with industry practices;

(9) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (c) of the first paragraph of this covenant;

(10) any agreement for the sale or other disposition of a Restricted Subsidiary or the assets of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition or the sale or other disposition of its assets;

(11) Permitted Refinancing Indebtedness; provided, however, that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(12) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens; and

(13) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

      Neither PSI nor any Guarantor may, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not PSI or such Guarantor, as the case may be, is the surviving corporation) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of PSI or any Guarantor, in one or more related transactions, to another Person; unless:

(1) either:

(a) PSI or such Guarantor, as the case may be, is the surviving corporation; or

(b) the Person formed by or surviving any such consolidation or merger (if other than PSI or such Guarantor, as the case may be) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than PSI or such Guarantor, as the case may be) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of PSI or such Guarantor, as the case may be, under the notes and the indenture pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction no Default or Event of Default exists; and

(4) except with respect to a consolidation or merger of PSI with or into a Guarantor, or a Guarantor with or into another Guarantor, PSI or such Guarantor, as the case may be, or the Person formed by or surviving any such consolidation or merger (if other than PSI or such Guarantor), or to which such sale, assignment, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” above.

      Notwithstanding the preceding clause (4), any Restricted Subsidiary of PSI may consolidate with, merge into or transfer all or part of its properties and assets to PSI or a Guarantor, and notwithstanding the preceding clause (2), any Guarantor may transfer real property that is the subject of a HUD Financing to a HUD Financing Subsidiary in connection with a HUD Financing permitted to be incurred pursuant to the covenant described under “— Incurrence of Indebtedness and Issuance of Preferred Stock.”

      In addition, PSI may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person.

      Except as described with respect to the release of Subsidiary Guarantees of Guarantors under the caption “Subsidiary Guarantees” above, the entity formed by or surviving any consolidation or merger (if other than PSI or a Guarantor) will succeed to, and be substituted for, and may exercise every right and power of, such Guarantor under the indenture.

Designation of Restricted and Unrestricted Subsidiaries

      The Board of Directors of PSI may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by PSI and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “— Restricted Payments” or Permitted Investments, as determined by PSI. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Transactions with Affiliates

      PSI will not, and will not permit any Restricted Subsidiary to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is (a) evidenced in writing if it involves transactions of $1.0 million or more and (b) is on terms that are no less favorable to PSI or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by PSI or such Restricted Subsidiary with an unrelated Person; and

(2) PSI delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.5 million, a resolution of the Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the PSI or such Restricted Subsidiary from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

      The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) transactions between or among PSI and/or any Restricted Subsidiary;

(2) sales of Equity Interests (other than Disqualified Stock) to Affiliates of PSI;

(3) reasonable and customary directors’ fees, indemnification and similar arrangements, consulting fees, employee salaries, bonuses or employment agreements, compensation or employee benefit arrangements and incentive arrangements with any officer, director or employee of PSI or a Restricted Subsidiary entered into in the ordinary course of business;

(4) any transactions made in compliance with the covenant described above under the caption “— Restricted Payments;”

(5) transactions pursuant to the Securities Purchase Agreement;

(6) loans and advances to non-executive officers and employees of PSI or any Restricted Subsidiary in the ordinary course of business in accordance with the past practices of PSI or any Restricted Subsidiary; and

(7) any agreement as in effect as of June 30, 2003 or any amendment thereto so long as any such amendment is not more disadvantageous to the holders in any material respect than the original agreement as in effect on June 30, 2003.

     Additional Subsidiary Guarantees

      If PSI or any Restricted Subsidiary acquires or creates another Subsidiary after June 30, 2003 that (1) is formed under the laws of the United States or any state of the United States or the District of Columbia and in which PSI or any Restricted Subsidiary has made an Investment of at least $0.1 million or (2) incurs, guarantees or otherwise provides direct credit support for any Indebtedness of PSI or any of PSI’s domestic subsidiaries, then that newly acquired or created Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the date on which it was acquired or created; provided, however, that the foregoing shall not apply to (i) HUD Financing Subsidiaries and (ii) Subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with the indenture. The Subsidiary Guarantee of any such newly acquired or created Subsidiary that becomes a Guarantor will be subordinated to all Indebtedness under the Credit Agreement and all other Senior Debt of such Guarantor to the same extent as the notes are subordinated to the Senior Debt of PSI.

     No Senior Subordinated Debt

      PSI will not incur, create, issue, assume, Guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of PSI and senior in any respect in right of payment to the notes; provided, however, that no Indebtedness of PSI will be deemed to be contractually subordinated in right of payment solely by virtue of being unsecured. No Guarantor will incur, create, issue, assume, Guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to the Senior Debt of such Guarantor and senior in any respect in right of payment to such Guarantor’s Subsidiary Guarantee; provided, however, that no Indebtedness of a Guarantor will be deemed to be contractually subordinated in right of payment solely by virtue of being unsecured.

     Business Activities

      PSI will not, and will not permit any Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to PSI and its Subsidiaries taken as a whole.

     Payments for Consent

      PSI will not, and will not permit any Restricted Subsidiary to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

     Reports

      Whether or not required by the Commission, so long as any notes are outstanding, PSI will furnish to the holders of notes, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if PSI were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by PSI’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if PSI were required to file such reports.

      If PSI has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and if PSI or any of its Restricted Subsidiaries has made an Investment of at least $0.1 million in such Unrestricted Subsidiary, in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of PSI and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of PSI.

      In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, whether or not required by the Commission, PSI will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, PSI and the Guarantors have agreed that, for so long as any notes remain outstanding, they will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

      Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Additional Interest with respect to, the notes (whether or not prohibited by the subordination provisions of the indenture);

(2) default in payment when due of the principal of or premium, if any, on the notes (whether or not prohibited by the subordination provisions of the indenture);

(3) failure by PSI or any Restricted Subsidiary to comply with the provisions described under the captions “— Certain Covenants — Restricted Payments,” “—Incurrence of Indebtedness and Issuance of Preferred Stock” or “— Merger, Consolidation or Sale of Assets;”

(4) failure by PSI or any Restricted Subsidiary for 30 days after notice to comply with the provisions described under the captions “Repurchase at the Option of Holders — Asset Sales” or “Repurchase at the Option of Holders — Change of Control;”

(5) failure by PSI or any Restricted Subsidiary for 60 days after notice to comply with any of its other agreements in the indenture or the notes;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by PSI or any Restricted

Subsidiary (or the payment of which is guaranteed by PSI or any Restricted Subsidiary) whether such Indebtedness or Guarantee now exists, or is created after June 30, 2003, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

(7) failure by PSI or any Restricted Subsidiary to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(8) except as permitted by the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

(9) certain events of bankruptcy or insolvency described in the indenture with respect to PSI or any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary.

      In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to PSI, any Subsidiary that would constitute a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

      Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notes is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Additional Interest.

      The holders of at least a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or Additional Interest on, or the principal of, the notes.

      In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of PSI with the intention of avoiding payment of the premium that PSI would have had to pay if PSI then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to June 15, 2008, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of PSI with the intention of avoiding the prohibition on redemption of the notes prior to June 15, 2008, then the premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

      PSI is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, PSI is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No director, officer, employee, incorporator or stockholder of PSI or any Guarantor, as such, will have any liability for any obligations of PSI or the Guarantors under the notes, the indenture, the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

      PSI may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such notes when such payments are due from the trust referred to below;

(2) PSI’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and PSI’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

      In addition, PSI may, at its option and at any time, elect to have the obligations of PSI and the Guarantors released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) PSI must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and PSI must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, PSI has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) PSI has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, PSI has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which PSI or any of its Subsidiaries is a party or by which PSI or any of its Subsidiaries is bound;

(6) PSI must deliver to the trustee an officers’ certificate stating that the deposit was not made by PSI with the intent of preferring the holders of notes over the other creditors of PSI with the intent of defeating, hindering, delaying or defrauding creditors of PSI or others; and

(7) PSI must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

      Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

      Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption or repurchase of the notes relating to the covenant (and applicable definitions) described under the caption “— Repurchase at the Option of Holders — Change of Control” above;

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Additional Interest, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions (including applicable definitions) of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on the notes;

(7) waive a redemption or repurchase payment with respect to any note (including a payment required by the provisions described under the caption “— Repurchase at the Option of Holders” above);

(8) make any change in any Subsidiary Guarantees that would adversely affect the holders of the notes or release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture;

(9) make any change to the subordination provisions of the indenture (including applicable definitions) that would adversely affect the holders of the notes; or

(10) make any change in the preceding amendment and waiver provisions.

      Under the Credit Agreement, any amendment to the provisions of the indenture relating to the subordination or legal or covenant defeasance provisions will require the consent of the lenders under the Credit Agreement or the agent therefor, acting on their behalf.

      Notwithstanding the preceding, without the consent of any holder of notes, PSI, the Guarantors and the trustee may amend or supplement the indenture or the notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of PSI’s obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of PSI’s assets;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) to provide for or confirm the issuance of additional notes otherwise permitted to be incurred by the indenture; or

(6) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

Satisfaction and Discharge

      The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to PSI, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year, and PSI has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable U.S. Government Securities, or a combination of cash in U.S. dollars and non-callable U.S. Government Securities, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which PSI or any Guarantor is a party or by which PSI or any Guarantor is bound;

(3) PSI has paid or caused to be paid all sums payable by it under the indenture; and

(4) PSI has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, PSI must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

      If the trustee becomes a creditor of PSI or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must (i) eliminate such conflict within 90 days, (ii) apply to the Commission for permission to continue or (iii) resign.

      The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

      Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to Psychiatric Solutions, Inc., 113 Seaboard Lane, Suite C-100, Franklin, Tennessee 37067, Attention: Chief Accounting Officer.

Certain Definitions

      Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

      “Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

      “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

      “Asset Sale” means the sale, lease, transfer, conveyance or other disposition of any assets or rights, other than sales, leases, transfers, conveyances or other dispositions of inventory in the ordinary course of business consistent with past practices; provided that the sale, conveyance or other disposition of all or substantially all of the assets of PSI and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions described under the caption “— Repurchase at the Option of Holders — Asset Sales.”

      Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets having a fair market value of less than $1.0 million;

(2) a sale, lease, transfer, conveyance or other disposition of assets between or among PSI and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary to PSI or to another Restricted Subsidiary;

(4) a sale, lease, transfer, conveyance or other disposition effected in compliance with the provisions described under the caption “— Merger, Consolidation or Sale of Assets;”

(5) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments;”

(6) a transfer or property or assets that are obsolete, damaged or worn out equipment and that are no longer useful in the conduct of PSI or its Subsidiaries’ business and that is disposed of in the ordinary course of business; and

(7) a Permitted Asset Swap.

      “Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

      “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

      “Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

      “Brown Schools Acquisition” means the acquisition of six behavioral health care facilities from The Brown Schools, Inc. pursuant to the Asset Purchase Agreement by and between The Brown Schools, Inc. and Psychiatric Solutions, Inc. dated February 13, 2003.

      “Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

      “Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

      “CapSource Warrant” means the Common Stock Purchase Warrant of PSI dated August 5, 2002 in favor of CapitalSource Holdings, LLC or its registered assigns.

      “CapSource Put Indebtedness” means Indebtedness of PSI incurred as a result of the failure of PSI to pay the redemption price (together with accrued interest) in the event PSI fails to purchase the CapSource Warrant in certain circumstances involving the acceleration or prepayment of the Credit Agreement, an initial public offering, or certain mergers, sales or changes of control involving PSI.

      “Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper rated at least A-1 by Standard & Poor’s Rating Services, or at least P-1 by Moody’s Investors Service, Inc., and in each case maturing within six months after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

      “Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of PSI and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of PSI;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), other than the Permitted Group, becomes the Beneficial Owner, directly or indirectly, of more than 30% of the Voting Stock of PSI, measured by voting power rather than number of shares;

(4) the consummation by PSI of any “going private” transaction that would constitute a “Rule 13e-3 transaction” as defined in the Exchange Act;

(5) the first day on which a majority of the members of the Board of Directors of PSI are not Continuing Directors; or

(6) PSI consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, PSI, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of PSI or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of PSI outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

      “Commission” means the Securities and Exchange Commission.

      “Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for expenses to be paid in cash in any future period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(5) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

      “Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded; and

(4) the cumulative effect of a change in accounting principles will be excluded.

      “Consolidated Net Tangible Assets” means, as of any date of determination, the sum of the amounts that would appear on a consolidated balance sheet of PSI and its consolidated Restricted Subsidiaries as the total assets (less accumulated depreciation and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) of PSI and its Restricted Subsidiaries, after giving effect to purchase accounting, and after deducting therefrom consolidated current liabilities and, to the extent otherwise included, the amounts of (without duplication):

(1) the excess of cost over fair market value of assets or businesses acquired;

(2) any revaluation or other write-up in book value of assets subsequent to the last day of the fiscal quarter of PSI immediately preceding the date of issuance of the notes as a result of a change in the method of valuation in accordance with GAAP;

(3) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

(4) minority interests in consolidated subsidiaries held by Persons other than PSI or any Restricted Subsidiary;

(5) treasury stock;

(6) cash or securities set aside and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities; and

(7) Investments in and assets of Unrestricted Subsidiaries.

      “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of PSI who:

(1) was a member of such Board of Directors on the date of the indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

      “Credit Agreement” means the Second Amended and Restated Revolving Credit and Term Loan Agreement, dated as of June 30, 2003, by and among PSI, the Guarantors party thereto, CapitalSource Finance, LLC and the lenders from time to time party thereto, providing for up to $50.0 million of revolving credit borrowings and $17.0 million of term borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced or refinanced (in whole or in part) from time to time, whether or not with the same lenders or agent.

      “Credit Facilities” means, one or more debt facilities or agreements (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders or investors providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced (including any agreement to extend the maturity thereof and adding additional borrowers or guarantors) in whole or in part from time to time under the same or any other agent, lender or group of lenders and including increasing the amount of available borrowings thereunder; provided that such increase is permitted by the “— Incurrence of Indebtedness and Issuance of Preferred Stock” covenant above.

      “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

      “Designated Senior Debt” means (i) any Indebtedness outstanding under the Credit Agreement and (ii) any other Senior Debt permitted hereunder the principal amount of which is $25.0 million or more and that has been designated by PSI as “Designated Senior Debt.”

      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require PSI to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that PSI may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

      “Domestic Subsidiary” means any Restricted Subsidiary of PSI that was formed under the laws of the United States or any state or territory of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of PSI.

      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

      “Equity Offering” means any private or public sale of common stock of PSI.

      “Existing Indebtedness” means Indebtedness existing on June 30, 2003 (other than Indebtedness under the indenture governing the notes and the Credit Agreement).

      “Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations;

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of PSI (other than Disqualified Stock) or to PSI or a Restricted Subsidiary of PSI, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

      “Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase or redemption of

Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

      In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (calculated in accordance with Regulation S-X) as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP (other than the treatment of the termination and expiration of management contracts which shall be governed by Accounting Principles Board Opinion No. 30 as in effect before the adoption of FAS 144), and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP (other than the treatment of the termination and expiration of management contracts which shall be governed by Accounting Principles Board Opinion No. 30 as in effect before the adoption of FAS 144), and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on June 30, 2003.

      “Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

      “Guarantors” means each of:

(1) PSI’s Domestic Subsidiaries (other than the HUD Financing Subsidiaries and PSI Surety, Inc.); and

(2) any other Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture;

and their respective successors and assigns.

      “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

      “HUD Financing” means Indebtedness of HUD Financing Subsidiaries in an aggregate principal amount at any time outstanding not to exceed the greater of $22.0 million or 12.5% of Consolidated Net Tangible Assets, that is insured by the Federal Housing Administration, an organizational unit of the United States Department of Housing and Urban Development.

      “HUD Financing Subsidiaries” means any Domestic Subsidiary formed solely for the purpose of holding assets pledged as security in connection with any HUD Financing, including Holly Hill Real Estate,

LLC, PSI Cedar Springs Hospital Real Estate, Inc., Psychiatric Solutions of Oklahoma Real Estate, Inc., Neuro Rehab Real Estate, L.P., Texas Laurel Ridge Hospital Real Estate L.P., Texas Oaks Psychiatric Hospital Real Estate, L.P., Texas San Marcos Treatment Center Real Estate, L.P., Cypress Creek Real Estate, L.P., West Oaks Real Estate, L.P. and Riveredge Real Estate, Inc.; provided that the designation of a Domestic Subsidiary as a HUD Financing Subsidiary shall be evidenced by an Officers’ Certificate stating that such Domestic Subsidiary shall be designated as a HUD Financing Subsidiary and certifying that the sole purpose of such HUD Financing Subsidiary shall be to hold assets pledged as security in connection with HUD Financing and that the incurrence of the HUD Financing complies with the provisions of the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.”

      “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

      The amount of any Indebtedness outstanding as of any date will be:

(a) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(b) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

      “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances, fees and compensation paid to officers, directors and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If PSI or any Subsidiary of PSI sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of PSI such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of PSI, PSI will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by PSI or any Subsidiary of PSI of a Person that holds an Investment in a third Person will be deemed to be an Investment by PSI or such Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

      “Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

      “Net Proceeds” means the aggregate cash proceeds received by PSI or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Senior Debt, secured by a Lien on the asset or assets that were the subject of such Asset Sale, and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

      “Non-recourse Debt” means Indebtedness:

(1) as to which neither PSI nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time of both any holder of any other Indebtedness (other than the Notes) of PSI or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of PSI or any of its Restricted Subsidiaries.

      “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

      “Permitted Asset Swap” means sales, transfers or other dispositions of assets, including all of the outstanding Capital Stock of a Restricted Subsidiary, for consideration at least equal to the fair market value of the assets sold or disposed of, but only if the consideration received consists of Capital Stock of a Person that becomes a Restricted Subsidiary engaged in, or property or assets (other than cash, except to the extent used as a bona fide means of equalizing the value of the property or assets involved in the swap transaction) of a nature or type or that are used in, a business having property or assets of a nature or type, or engaged in a business similar or related to the nature or type of the property and assets of, or business of, PSI and the Restricted Subsidiaries existing on the date of such sale or other disposition.

      “Permitted Business” means the lines of business conducted by PSI and its Restricted Subsidiaries on the date hereof and the businesses reasonably related thereto, including the ownership, operation and/or management of a hospital, outpatient clinic or other facility or business that is used or useful in or related to the provision of health care services in connection with the ownership, operation and/or management of such hospital or outpatient clinic or ancillary to the provision health care services or information or the investment in or management, lease or operation of a hospital or outpatient clinic.

      “Permitted Group” means Acacia Venture Partners, L.P. and Oak Investment Partners, together with their respective Affiliates.

      “Permitted Investments” means:

(1) any Investment in PSI or a Restricted Subsidiary;

(2) any Investment in Cash Equivalents;

(3) any Investment by PSI or any Restricted Subsidiary in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, PSI or a Subsidiary;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales;”

(5) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of PSI;

(6) any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(7) Hedging Obligations;

(8) Investments the payment for which is Capital Stock (other than Disqualified Stock) of PSI;

(9) Physician Support Obligations;

(10) Investments in prepaid expenses, negotiable instruments held for collection, utility and workers compensation, performance and similar deposits made in the ordinary course of business;

(11) Investments existing on the date of the indenture; and

(12) other Investments in any Person having an aggregate fair market value (measured on the date each such investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding, not to exceed $10.0 million.

      “Permitted Junior Securities” means:

(1) Equity Interests in PSI or any Guarantor; or

(2) debt securities that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to substantially the same extent as, or to a greater extent than, the notes and the Subsidiary Guarantees are subordinated to Senior Debt under the indenture.

      “Permitted Refinancing Indebtedness” means any Indebtedness of PSI or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew,

replace, defease or refund other Indebtedness of PSI or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided, however, that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2) in the case of Indebtedness other than Senior Debt, such Permitted Refinancing Indebtedness has a final maturity date the same as or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if Subordinated Obligations are being extended, refinanced, renewed, replaced, defeased or refunded, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Subordinated Obligations being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by PSI or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

      “Physician Support Obligation” means a loan to or on behalf of, or a guarantee of indebtedness of a Qualified Physician made or given by PSI or any of its Subsidiaries, (a) in the ordinary course of its business, and (b) pursuant to a written agreement having a period not to exceed five years; provided, however, that any such guarantee of Indebtedness of a Qualified Physician shall be expressly subordinated in right of payment to the notes or the Subsidiary Guarantees, as the case may be.

      “Put Price Notes” means those certain Put Price Notes contemplated by the Securities Purchase Agreement.

      “Qualified Physicians” means one or more physicians or health care professionals providing service to patients in a health care facility owned, operated or managed by PSI or any of its Restricted Subsidiaries.

      “Ramsay Acquisition” means the acquisition of all of the outstanding capital stock of Ramsay Youth Services, Inc. pursuant to the Agreement and Plan of Merger between Ramsay Youth Services, Inc., Psychiatric Solutions, Inc. and PSI Acquisition Sub, Inc. dated as of April 8, 2003.

      “Restricted Investment” means an Investment other than a Permitted Investment.

      “Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

      “SEC” means the Securities and Exchange Commission.

      “Securities Purchase Agreement” means the Securities Purchase Agreement dated as of June 28, 2002 between PSI and The 1818 Mezzanine Fund II, L.P., as amended through June 30, 2003.

      “Senior Debt” means:

(1) all Indebtedness of PSI or any Guarantor outstanding under Credit Facilities and all Hedging Obligations with respect thereto;

(2) all Indebtedness of PSI or any Guarantor outstanding under HUD Financing;

(3) any other Indebtedness of PSI or any Guarantor permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes or any Subsidiary Guarantee;

(4) all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3); and

(5) the CapSource Put Indebtedness.

      Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

(a) any liability for federal, state, local or other taxes owed or owing by PSI;

(b) any Indebtedness of PSI to any of its Subsidiaries or other Affiliates;

(c) any trade payables; or

(d) the portion of any Indebtedness that is incurred in violation of the indenture.

      “Senior Subordinated Indebtedness” means (i) with respect to PSI, the notes and any other Indebtedness of PSI that specifically provides that such Indebtedness is to have the same rank as the notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of PSI which is not Senior Debt and (ii) with respect to any Guarantor, the Subsidiary Guarantees and any other Indebtedness of such Guarantor that specifically provides that such Indebtedness is to have the same rank as the Subsidiary Guarantees in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of such Guarantor which is not Senior Debt, and (iii) the Put Price Notes.

      “Series A Preferred Stock” means the Series A Convertible Preferred Stock of PSI issued pursuant to a Certificate of Designation filed with the Secretary of State of Delaware on March 24, 2003.

      “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the date of the indenture.

      “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

      “Subordinated Obligations” means any Indebtedness of PSI (whether outstanding on the date hereof or thereafter incurred) that is subordinate or junior in right of payment to the notes pursuant to a written agreement to that effect.

      “Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

      “Subsidiary Guarantee” means the Guarantee of the notes by each of the Guarantors pursuant to the indenture and in the form of the Guarantee endorsed on the form of note attached as Exhibit A to the indenture and any additional Guarantee of the notes to be executed by any Subsidiary of PSI pursuant to the covenant described above under the caption “— Additional Subsidiary Guarantees.”

      “Unrestricted Subsidiary” means any Subsidiary of PSI or any successor to any of them) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with PSI or any Restricted Subsidiary of PSI unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to PSI or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of PSI;

(3) is a Person with respect to which neither PSI nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of PSI or any of its Restricted Subsidiaries; and

(5) has at least one director on its Board of Directors that is not a director or executive officer of PSI or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of PSI or any of its Restricted Subsidiaries.

      Any designation of a Subsidiary of PSI as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of PSI as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” PSI will be in default of such covenant. The Board of Directors of PSI may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of PSI of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

      “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

Form of Registered Notes

      The certificates representing the registered notes will be issued in fully registered form, without coupons. Except as described in the next paragraph, the registered notes will be deposited with, or on behalf of, DTC, and registered in the name of Cede & Co., as DTC’s nominee, in the form of a global note. Holders of the registered notes will own book-entry interests in the global note evidenced by records maintained by DTC.

      Book-entry interests may be exchanged for certificated notes of like tenor and equal aggregate principal amount, if

•	DTC notifies us that it is unwilling or unable to continue as depositary or we determine that DTC is unable to continue as depositary and we fail to appoint a successor depositary within 90 days;

•	we provide for the exchange pursuant to the terms of the indenture, or

•	we determine that the book-entry interests will not longer be represented by global notes and we execute and deliver to the trustee instructions to that effect.

      As of the date of this prospectus, no certificated notes are issued and outstanding.

FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of the material U.S. federal income tax considerations relating to the exchange of old notes for registered notes in the exchange offer. It does not contain a complete analysis of all the potential tax considerations relating thereto. This summary is limited to holders of old notes who hold the old notes as “capital assets” (in general, assets held for investment). Special situations, such as the following, are not addressed:

•	tax consequences to holders who may be subject to special tax treatment, such as tax-exempt entities, dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax consequences to persons holding notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle or other risk reduction transaction;

•	tax consequence to holders whose “functional Currency” is not the U.S. dollar;

•	tax consequences to persons who hold notes through a partnership or similar pass-through entity;

•	tax consequences to holder who have ceased to the United States citizens or to be taxed as resident aliens;

•	alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences;

      The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulation promulgated thereunder, and rulings, judicial decisions and administrative interpretations thereunder, as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

Consequences of Tendering Note

      The exchange of your old notes for registered notes in the exchange offer will not constitute an exchange for federal income tax purposes. Accordingly, the exchange offer should have no federal income tax consequences to you if you exchange your old notes for registered notes. For example, there should be no change in your tax basis and your holding period should carry over to the registered notes and should be the same as those applicable to your old notes.

      The preceding discussion of federal income tax considerations is for general information only and is not tax advice. Accordingly, each investor should consult its own tax advisor as to particular tax consequences to it of exchanging old notes for registered notes, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable law.

PLAN OF DISTRIBUTION

      Each broker-dealer that receives registered notes in the exchange offer for its own account must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the notes. We reserve the right in our sole discretion to purchase or make offers for, or to offer registered notes for, any old notes that remain outstanding subsequent to the expiration of the exchange offer pursuant to this prospectus or otherwise and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. This prospectus, as it may be amended or supplemented from time to time, may be used by all persons subject to the prospectus delivery requirements of the Securities Act, including broker-dealers in connection with resales of registered notes received in the exchange offer, where the notes were acquired as a result of market-making activities or other trading activities and may be used by us to purchase any notes outstanding after expiration of the exchange offer. We have agreed that, for a period of 180 days after the expiration of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with such a resale.

      We will not receive any proceeds from any sale of registered notes by broker-dealers. Notes received by broker-dealers in the exchange offer for their own account may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the registered notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Such a resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from such a broker-dealer and/or the purchasers of any of the registered notes. Any broker-dealer that resells registered notes that were received by it in the exchange offer for its own account and any broker or dealer that participates in a distribution of the notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on such a resale of the notes and any commissions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      For a period of 180 days after the expiration of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the reasonable fees and expenses of counsel to the initial purchasers of the old notes, other than commissions or concessions of any brokers or dealers, and will indemnify holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      Waller Lansden Dortch & Davis, PLLC has passed upon the validity of the registered notes on behalf of the issuer.

EXPERTS

      The consolidated financial statements of Psychiatric Solutions, Inc. and the combined financial statements of The Brown Schools of Virginia, Inc., Cedar Springs Behavioral Health System, Inc., Healthcare San Antonio, Inc., The Brown Schools of San Marcos, Inc., and The Oaks Psychiatric Hospital, Inc., as of December 31, 2002 and 2001, and for each of the years in the three year period ended December 31, 2002, appearing in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

      The combined financial statements of Cypress Creek Hospital, Inc., West Oaks Hospital, Inc. and Healthcare Rehabilitation Center of Austin, Inc. for each of the years in the period ended December 31, 2000,

1999 and 1998 appearing in Psychiatric Solutions, Inc.’s Amendment No. 1 to its Registration Statement on Form S-4 (No. 333-90372) have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements of PMR Corporation as of April 30, 2002 and 2001, and for each of the years in the three year period ended April 30, 2002 appearing in Psychiatric Solutions, Inc.’s Amendment No. 1 to its Registration Statement on Form S-4 (No. 333-90372) have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The financial statements of Holly Hill/Charter Behavioral Health System, L.L.C. for the years ended September 30, 2001 and 2000 appearing in Psychiatric Solutions, Inc.’s Amendment No. 1 to its Registration Statement on Form S-4 (No. 333-90372) have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements of Ramsay Youth Services, Inc. as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002 included in this prospectus and the consolidated financial statements from which the Selected Financial Data included in this prospectus have been derived have been audited by Deloitte & Touche LLP, independent auditors, as stated in their independent auditors’ report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to Ramsay Youth Services, Inc. changing its method of accounting for goodwill and other intangible assets by adopting certain provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002) and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of The Brown Schools of Oklahoma, Inc. and subsidiary included in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report and are included herein in reliance upon such report given upon authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of Aeries Healthcare Corporation and Subsidiary (d/b/a Riveredge Hospital) as of December 31, 2001 and 2000 and for the year ended December 31, 2001 and the ten month period ended December 31, 2000, appearing in Psychiatric Solutions, Inc.’s Amendment No. 1 to its Registration Statement on S-4 (No. 333-90372) have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report dated February 14, 2002, except for notes 9c and 10 which are as of July 1, 2002, and incorporated herein by reference and are included in reliance upon such report given upon authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. and at regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

      We make available free of charge through our website, which you can find at www.psysolutions.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

      Ramsay previously filed its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other information with the SEC. Ramsay’s SEC filings are available to the public over the Internet at the SEC’s website and at the SEC’s public reference room referenced above.

      We make no representation or warranty about the accuracy or completeness of the business and financial information of Ramsay contained in this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with the SEC, which means:

•	incorporated documents are considered part of the prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file later with the SEC automatically will update and supersede information contained in the prospectus.

      We are incorporating by reference the following documents, which we have previously filed with the SEC:

      (1) Financial Statements of Cypress Creek Hospital, Inc., West Oaks Hospital, Inc. and Healthcare Rehabilitation Center of Austin, Inc. for the years ended December 31, 2000, 1999 and 1998 and for the six months ended June 30, 2001 and 2000 (incorporated by reference to Amendment No. 1 to our Registration Statement on Form S-4, filed on July 11, 2002 (Reg. No. 333-90372);

      (2) Financial Statements of Holly Hill/ Charter Behavioral Health System, L.L.C. for the years ended September 30, 2001 and 2000 (incorporated by reference to Amendment No. 1 to our Registration Statement on Form S-4, filed on July 11, 2002 (Reg. No. 333-90372);

      (3) Financial Statements of Aeries Healthcare Corporation and Subsidiary (d/b/a Riveredge Hospital) for the year ended December 31, 2001 and the ten month period ended December 31, 2000 and as of December 31, 2001 and 2000 (incorporated by reference to Amendment No. 1 to our Registration Statement on Form S-4, filed on July 11, 2002 (Reg. No. 333-90372);

      (4) Consolidated Financial Statements of PMR Corporation for the years ended April 30, 2002, 2001 and 2000 (incorporated by reference to Amendment No. 1 to our Registration Statement on Form S-4, filed on July 11, 2002 (Reg. No. 333-90372);

      (5) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

      (6) our Current Report on Form 8-K filed with the SEC on April 9, 2003;

      (7) our Current Report on Form 8-K filed with the SEC on April 10, 2003;

      (8) our Current Report on Form 8-K/A filed with the SEC on June 16, 2003;

      (9) our Current Report on Form 8-K filed with the SEC on July 1, 2003;

      (10) our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 17, 2003; and

      (11) any future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is completed; provided that the prospectus will not incorporate any information we may furnish to the SEC under Item 9 or Item 12 of Form 8-K.

      You can obtain copies of the documents incorporated by reference in the prospectus without charge through our website (www.psysolutions.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC, or by requesting them in writing or by telephone at the following address:

Psychiatric Solutions, Inc.
113 Seaboard Lane, Suite C-100
Franklin, Tennessee 37067
Attention: Investor Relations
(615) 312-5700

INDEX TO FINANCIAL STATEMENTS

PSYCHIATRIC SOLUTIONS, INC.

Interim Financial Statements
Condensed Consolidated Balance Sheets as of March 31, 2003 (unaudited) and December 31, 2002	F-3
Condensed Consolidated Statements of Income for the Three Months Ended March 31, 2003 and 2002 (unaudited)	F-4
Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2003 and 2002 (unaudited)	F-5
Notes to Condensed Consolidated Financial Statements	F-6

Annual Financial Statements
Report of Independent Auditors	F-16
Consolidated Balance Sheets as of December 31, 2002 and 2001	F-17
Consolidated Statements of Operations for the Years Ended December 31, 2002, 2001 and 2000	F-18
Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2002, 2001 and 2000	F-19
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000	F-20
Notes to Consolidated Financial Statements	F-21

RAMSAY YOUTH SERVICES, INC.

Interim Financial Statements
Condensed Consolidated Balance Sheets as of March 31, 2003 (unaudited) and December 31, 2002	F-49
Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2003 and 2002 (unaudited)	F-50
Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2003 and 2002 (unaudited)	F-51
Notes to Condensed Consolidated Financial Statements	F-52

Annual Financial Statements
Independent Auditors’ Report	F-60
Consolidated Balance Sheets as of December 31, 2002 and 2001	F-61
Consolidated Statements of Operations for the Years Ended December 31, 2002, 2001 and 2000	F-62
Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2002, 2001 and 2000	F-63
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000	F-64
Notes to Consolidated Financial Statements	F-65

THE BROWN SCHOOLS (EXCLUDING THE BROWN SCHOOLS OF OKLAHOMA, INC.)
Report of Independent Auditors	F-86
Combined Balance Sheets as of March 31, 2003 (unaudited) and December 31, 2002 and 2001	F-87
Combined Statements of Operations for the Three Months Ended March 31, 2003 and 2002 (unaudited) and for the Years Ended December 31, 2002, 2001 and 2000	F-88
Combined Statements of Change in Equity of Parent for the Three Months Ended March 31, 2003 (unaudited) and for the Years Ended December 31, 2002, 2001 and 2000	F-89
Combined Statements of Cash Flows for the Three Months Ended March 31, 2003 and 2002 (unaudited) and for the Years Ended December 31, 2002, 2001 and 2000	F-90
Notes to Combined Financial Statements	F-91

THE BROWN SCHOOLS OF OKLAHOMA, INC. AND SUBSIDIARY
Independent Auditors’ Report	F-98
Consolidated Balance Sheets as of March 31, 2003 (unaudited) and December 31, 2002 and 2001	F-99
Consolidated Statements of Operations for the Three Months Ended March 31, 2003 and 2002 (unaudited) and for the Years Ended December 31, 2002, 2001 and 2000	F-100
Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2002, 2001 and 2000	F-101
Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2003 and 2002 (unaudited) and for the Years Ended December 31, 2002, 2001 and 2000	F-102
Notes to Consolidated Financial Statements	F-103

PSYCHIATRIC SOLUTIONS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2003	2002

	(Unaudited)

	(In thousands, except per
	share amounts)
ASSETS
Current assets:
Cash	$4,045	$2,392
Accounts receivable, less allowance for doubtful accounts of $4,936 (unaudited) and $5,284, respectively	22,137	19,473
Prepaids and other	2,832	2,219

Total current assets	29,014	24,084
Property and equipment, net of accumulated depreciation	33,764	33,547
Cost in excess of net assets acquired, net	26,846	28,822
Contracts, net	3,558	607
Other assets	3,438	3,078

Total assets	$96,620	$90,138

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,486	$3,338
Salaries and benefits payable	3,647	4,825
Other accrued liabilities	8,963	6,482
Revolving line of credit	6,975	5,383
Current portion of long-term debt	2,554	1,687

Total current liabilities	25,625	21,715
Long-term debt, less current portion	36,657	36,752
Deferred tax liability	2,502	258
Other liabilities	945	864

Total liabilities	65,729	59,589
Stockholders’ equity:
Preferred stock, $0.01 par value, 8,000 shares authorized; no shares issued	—	—
Common stock, $0.01 par value, 48,000 shares authorized; 7,739 issued and outstanding at March 31, 2003 and December 31, 2002	77	77
Additional paid-in capital	35,013	35,008
Notes receivable from stockholders	(711)	(259)
Accumulated deficit	(3,488)	(4,277)

Total stockholders’ equity	30,891	30,549

Total liabilities and stockholders’ equity	$96,620	$90,138

PSYCHIATRIC SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended
	March 31,

	2003	2002

	(Unaudited, in thousands
	except for per share
	amounts)
Revenue	$37,104	$23,188
Salaries, wages and employee benefits	17,785	13,970
Professional fees	4,451	3,108
Supplies	1,691	1,099
Rentals and leases	248	190
Other operating expenses	7,159	1,572
Provision for bad debts	1,322	715
Depreciation and amortization	667	386
Interest expense	1,420	1,372
Change in valuation of put warrants	960	—
Change in reserve on stockholder notes	(461)	—

	35,242	22,412

Income before income taxes	1,862	776
Provision for income taxes	1,073	21

Net income	$789	$755

Earnings per common share:
Basic	$0.10	$0.15

Diluted	$0.10	$0.14

Shares used in computing per share amounts:
Basic	7,739	4,991
Diluted	8,209	5,327

PSYCHIATRIC SOLUTIONS, INC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months
	Ended March 31,

	2003	2002

	(Unaudited, in
	thousands)
Operating Activities:
Net income	$789	$755
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	667	386
Provision for doubtful accounts	1,322	715
Accretion of detachable warrants	77	390
Non-cash stock compensation expense	5	109
Amortization of loan costs	160	51
Change in deferred tax liability	1,033	—
Change in valuation of put warrants	960	—
Change in reserve on stockholder notes	(461)	—
Long-term interest accrued	81	81
Changes in operating assets and liabilities:
Accounts receivable	(3,986)	(2,430)
Prepaids and other assets	(973)	(101)
Accounts payable	148	361
Accrued liabilities	1,303	(662)

Net cash provided by (used in) operating activities	1,125	(345)

Investing activities:
Capital purchases of property and equipment	(628)	(187)
Change in net assets of discontinued operations	—	(36)
Other assets	(180)	(49)

Net cash used in investing activities	(808)	(272)

Financing activities:
Net principal borrowings on long-term debt	1,336	570
Payment of loan costs	—	(62)
Proceeds from issuance of common stock	—	4

Net cash used in financing activities	1,336	512
Net increase (decrease) in cash	1,653	(105)
Cash at beginning of the period	2,392	1,262

Cash at end of the period	$4,045	$1,157

Significant Non-cash Transactions:
Issuance of detachable stock warrants as consideration for Bridge Loan	$—	$299

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

1. Basis of Presentation

      The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for audited financial statements. The condensed consolidated balance sheet at December 31, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position of Psychiatric Solutions, Inc. (“Psychiatric Solutions” or the “Company”) have been included. Operating results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the full year. For further information, refer to the financial statements and footnotes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 27, 2003.

2. Earnings Per Share

      Statement of Financial Accounting Standards (“SFAS”) No. 128, Earnings per Share, requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic earnings per share include no dilution and are computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of the entity. The Company has calculated its earnings per share in accordance with SFAS No. 128 for all periods presented.

      The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

	Three Months
	Ended March 31,

	2003	2002

Numerator:
Net income available to common stockholders	$789	$755
Denominator:
Weighted average shares outstanding for basic earnings per share	7,739	4,991
Effects of dilutive stock options and warrants outstanding	470	336

Shares used in computing diluted earnings per common share	8,209	5,327

Earnings per common share, basic	$0.10	$0.15

Earnings per common share, diluted	$0.10	$0.14

      Diluted earnings per share for the three months ended March 31, 2003 and 2002, do not include debt outstanding that is convertible into 422,000 and 483,000 shares, respectively, as its effect would be antidilutive.

3. Stock-Based Compensation

      The Company accounts for its stock option plans using the intrinsic value method in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such, compensation expense would be recorded on the date of

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

grant only if the current market price of the underlying stock exceeded the exercise price. The Company does not plan to adopt the fair-value method of accounting for stock options at the current time.

      Pro forma information regarding interim net income and earnings per share is required by SFAS No. 148, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of options was estimated using the Black-Scholes option pricing model.

      The following weighted-average assumptions were used:

	For the Three
	Months Ended
	March 31,

	2003	2002

Risk-free interest rate	2.44%	3.00%
Volatility	68.70%	111.70%
Expected life	4	4
Dividend yield	0.00%	0.00%

      The weighted-average fair value of options granted are presented in the following table:

	For the Three
	Months Ended
	March 31,

	2003	2002

Exercise Price equal to Market Price	$3.25	$4.12
Exercise Price less than Market Price	$—	$3.74
Exercise Price greater than Market Price	$5.04	$2.64

      Option valuation models require the input of highly subjective assumptions. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

      For purposes of pro forma disclosure, the estimated fair value of the options at grant date is amortized to expense over the option’s vesting period. The Company’s pro forma information follows (in thousands, except per share amounts):

	For the Three
	Months Ended
	March 31,

	2003	2002

Net income	$789	$755
Pro forma compensation expense from stock options	25	67

Pro forma net income	$764	$688

Basic pro forma earnings per share	$0.10	$0.14

Diluted pro forma earnings per share	$0.09	$0.13

4. Mergers and Acquisitions

      Acquiring free-standing psychiatric facilities is a key part of Psychiatric Solutions’ business strategy. Because Psychiatric Solutions has grown through mergers and acquisitions accounted for as purchases, it is difficult to make meaningful comparisons between its financial statements for the fiscal periods presented. In

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

addition, because Psychiatric Solutions owns a relatively small number of facilities, an individual acquisition may have a material effect on its overall operating performance. At the time a facility is acquired, Psychiatric Solutions implements a number of measures to lower costs and may make significant investments in the facility. Therefore, the financial performance of a newly acquired facility may adversely affect the Company’s overall performance in the short-term.

      On July 1, 2002, Psychiatric Solutions acquired all of the capital stock of Aeries Healthcare Corporation and its wholly owned subsidiary, Aeries Healthcare of Illinois, Inc. for $16.1 million, prior to certain adjustments. Aeries Healthcare of Illinois owns the assets and operations of Riveredge Hospital located near Chicago, Illinois. The acquisition was financed in part through an amendment to Psychiatric Solutions’ 2001 Senior Credit Facility.

      On August 5, 2002, PMR Acquisition Corporation, a newly formed, wholly-owned subsidiary of PMR Corporation (“PMR”), merged with and into Psychiatric Solutions, Inc., whose name, subsequent to the merger, was changed to Psychiatric Solutions Hospitals, Inc. (“PSH”). The surviving corporation in the merger was PSH, which became a wholly-owned subsidiary of PMR, a publicly traded company. In connection with the merger, PMR changed its name to Psychiatric Solutions, Inc. and, effective August 6, 2002, the shares of Psychiatric Solutions, Inc., formerly known as PMR Corporation, were approved for listing on the Nasdaq National Market under the ticker symbol “PSYS.” Because the former PSH stockholders own a majority of the surviving corporation’s outstanding common stock, the acquisition was a “reverse acquisition” and PSH was the acquiring company for accounting purposes.

      As a part of the merger with PMR, the Company became the holder of promissory notes with certain shareholders of PMR and subsequently Psychiatric Solutions. A certain provision of the shareholder notes allows the shareholders to repay those notes with stock of the Company at the higher of a stated price or market value of the stock. Because the stated price was higher than the market value at December 31, 2002, the Company recorded a reserve on the promissory notes equal to the difference between the stated price and market value. Due to the increase in the market price of the Company’s common stock during the three months ended March 31, 2003, the Company released $461,000 of the reserve on the shareholder notes.

      During the three months ended March 31, 2003, the Company finalized the valuation of identifiable intangible assets acquired in the merger with PMR. As a result, the Company reclassified approximately $3.7 million, the value of contracts acquired in the PMR merger, from cost in excess of net assets acquired to contracts.

5. Debt

      In November 2001, Psychiatric Solutions entered into a senior credit facility of $33.2 million (“2001 Senior Credit Facility”). The 2001 Senior Credit Facility was amended on June 28, 2002 to provide for an additional $7.95 million pursuant to a new non-revolving term note. The 2001 Senior Credit Facility, as revised, provides for a total credit facility of $41.15 million, consisting of $23.65 million of non-revolving term loans and a $17.5 million revolving working capital line of credit. Both facilities are secured by substantially all of Psychiatric Solutions’ assets and the stock of its subsidiaries. The term loans accrue interest at the Citibank, N.A. prime rate plus 4.25% to 4.75% subject to a floor of 10%. The revolving line of credit accrues interest at the Citibank, N.A. prime rate plus 2% subject to a floor of 7.25%, and is due in November 2004. At March 31, 2003, the interest rate was 7.25%. Until the due date, Psychiatric Solutions may borrow, repay and re-borrow an amount not to exceed the lesser of $17.5 million or the borrowing base (as defined in the 2001 Senior Credit Facility). As of March 31, 2003, the Company had approximately $7.2 million available under the revolving line of credit. Under the revolving line of credit, all of Psychiatric Solutions’ collections, except for Medicare and Medicaid payments, are deposited into lockbox accounts controlled by the lender. The funds deposited in the lockbox are applied to outstanding borrowings with the lender on a daily basis. As a result, the outstanding borrowings under the revolving line of credit are

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

classified as short-term as of December 31, 2002 and March 31, 2003. Psychiatric Solutions must pay an unused fee in the amount of 0.05% per month of the monthly unused portion of the 2001 Senior Credit Facility. Such fees were approximately $22,000 for the three months ended March 31, 2003.

      The 2001 Senior Credit Facility contains customary covenants which include: (i) a specified monthly patient census for any owned, operated or leased facilities, (ii) a limitation on capital expenditures, sales of assets, mergers, changes of ownership and management, new lines of business and dividends and (iii) various financial covenants. As of March 31, 2003, Psychiatric Solutions was in compliance with all applicable debt covenant requirements. If Psychiatric Solutions’ results of operations or cash flows decline and result in violation of one or more of these covenants, amounts outstanding under the 2001 Senior Credit Facility could become immediately payable and additional borrowings could be restricted. As of March 31, 2003, approximately $24.0 million was outstanding under the 2001 Senior Credit Facility. As discussed in Note 9, the Senior Credit Facility was amended April 1, 2003.

      In connection with the acquisition of Sunrise Behavioral Health, Ltd., a manager of inpatient psychiatric units in acute care hospitals, in May 2000, Psychiatric Solutions issued subordinated convertible notes in the amount of $3.6 million. These convertible notes are due May 1, 2005 and accrue interest at 9% per annum. The principal amount of these convertible notes is convertible into shares of the Company’s common stock based on conversion prices of $8.53 to $9.59 per share.

      Psychiatric Solutions also issued promissory notes totaling $4.5 million in connection with its acquisitions of three facilities. One note in the amount of $2.5 million accrued interest at 9% per annum and matured on June 30, 2002. Psychiatric Solutions paid this note in full with a portion of the proceeds of its subordinated debt offering described below. The remaining $2.0 million note accrues interest at 9% per annum and is due June 30, 2005. Among other customary covenants, both notes contain cross default covenants triggered by a default of any other indebtedness of at least $1.0 million. Psychiatric Solutions was in compliance with these covenants as of March 31, 2003. As discussed in Note 9, the Company paid down $1.0 million on its subordinated debt subsequent to March 31, 2003.

      On June 28, 2002, Psychiatric Solutions entered into a securities purchase agreement with 1818 Mezzanine Fund II, L.P. (the “1818 Fund”) to issue up to $20 million of senior subordinated notes with detachable nominal warrants. At closing on June 28, 2002, a total of $10 million of the senior subordinated notes were issued. Approximately $7.5 million of the proceeds were used to fund a portion of the acquisition of Riveredge Hospital in July 2002, and approximately $2.5 million of the proceeds were used to reduce current indebtedness. The remaining $10 million of senior subordinated notes may be issued to fund additional acquisitions of free-standing psychiatric facilities and for general working capital purposes, subject generally to approval by the 1818 Fund. The notes have a term of seven years and bear interest at 12% annually, payable quarterly. The notes provide for a prepayment penalty of 6%, 3% and 1% if the notes are prepaid prior to the first anniversary, second anniversary or third anniversary of the closing date, respectively. The notes grant the holders the right to require prepayment in the event of a change of control of Psychiatric Solutions, subject to a prepayment penalty of 1% if redeemed on or before the third anniversary of the closing date. The notes also require Psychiatric Solutions to comply with financial and other covenants.

      In connection with the issuance of the senior subordinated notes, the Company issued detachable stock purchase warrants for the purchase of 372,412 shares of the Company’s stock at an exercise price of $.01 per share which provide the holder with the ability to require the Company to repurchase their warrants or stock acquired upon exercise of the warrants at fair market value for cash. The agreement provides the holder of the warrant to exercise the warrant by payment of cash or delivery of shares. The warrants are exercisable for 10 years from the effective date. The initial value of the warrants of approximately $2,000,000 is being amortized to interest expense over the term of the senior subordinated notes. The fair value of the warrants totaled approximately $3.0 million and $2.0 million at March 31, 2003 and December 31, 2002, respectively, and is included as a component of long term debt. Because the holder of the warrants has the ability to

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

require the Company to repurchase the warrants for cash, the warrants constitute a derivative which requires changes in value of the warrants to be recorded as an increase or decrease to earnings. For each $1 increase in stock price, the Company will be required to record non-cash expense of approximately $372,500. For the three months ended March 31, 2003, the Company recorded non-cash expense related to the warrants of $960,000. The stock purchase warrants contain provisions that allow the issuer to “put” their warrants, or stock after exercise, back to the Company at fair market value for cash or for the deliverance of shares. The put price under the agreement would approximate $3 million or require the deliverance of 371,947 shares as of March 31, 2003. As discussed in Note 9, the Company and the 1818 Fund have entered into a written agreement for the 1818 Fund to exercise its stock purchase warrant to purchase 372,412 shares of the Company’s common stock.

6. Income Taxes

      During prior years, the Company generated net operating loss (“NOL”) carryforwards for federal and state income tax purposes. As a result of the NOL carryforwards, the Company has not recorded a provision for income tax for the period ended March 31, 2002. During the fourth quarter of 2002, the Company released its valuation allowance and recorded a corresponding income tax benefit for the twelve months ended December 31, 2002. The provision recorded for the three months ended March 31, 2003 reflects an effective tax rate of approximately 58% due to the non deductible charge related to the valuation of the put warrants discussed in Note 5.

7. Disclosures About Reportable Segments

      In accordance with the criteria of SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, the Company determined that, as of March 31, 2003, it operates in two reportable segments: (1) Psychiatric Unit Management, and (2) Freestanding Psychiatric Facilities. The Psychiatric Unit Management division provides psychiatric management and development services to behavioral health units in hospitals and clinics. The Freestanding Psychiatric Facilities division includes owned psychiatric facilities. As of March 31, 2003, the Company managed 48 behavioral health units and owned five psychiatric facilities in three states. Activities classified as “Other” in the following schedule relate primarily to unallocated home office items.

      The following is a financial summary by business segment for the periods indicated. EBITDA represents income from continuing operations before interest expense (net of interest income), income taxes, depreciation, and amortization. EBITDA is commonly used as an analytical indicator within the health care industry and serves as a measure of leverage capacity and debt service ability. In addition, the Company uses EBITDA as the measure of operating profitability of its segments and their components. EBITDA should not be considered as a measure of financial performance under accounting principles generally accepted in the United States, and the items excluded in determining EBITDA are significant components in understanding and assessing financial performance. Because neither is a measurement determined in accordance with accounting principles generally accepted in the United States, it is susceptible to varying calculations, and as

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

a result our calculation of EBITDA as presented may not be comparable to EBITDA or other similarly titled measures used by other companies (in thousands):

	Freestanding	Psychiatric
	Psychiatric	Unit	Corporate
	Facilities	Management	and Other	Consolidated

Three months ended March 31, 2003
Revenue	$26,087	$11,017	$—	$37,104

EBITDA	$4,090	$1,839	$(1,476)	$4,453
Depreciation and amortization	385	265	17	667
Interest expense	907	81	432	1,420
Inter-segment expenses	940	674	(1,614)	—
Change in valuation of put warrants	—	—	960	960
Change in reserve on stockholder notes	—	(461)	—	(461)
Non-cash stock compensation expense	—	—	5	5

Income (loss) before income taxes	$1,858	$1,280	$(1,276)	$1,862

Segment assets	$53,727	$34,449	$8,444	$96,620

Three months ended March 31, 2002
Revenue	$16,847	$6,341	$—	$23,188

EBITDA	$1,664	$1,681	$(702)	$2,643
Depreciation and amortization	272	82	32	386
Interest expense	645	81	646	1,372
Inter-segment expenses	618	174	(792)	—
Non-cash stock compensation expense	—	—	109	109

Income (loss) before income taxes	$129	$1,344	$(697)	$776

Segment assets	$33,360	$20,341	$2,200	$55,901

8. Recent Pronouncements

      In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company does not expect this new interpretation to have a material effect on its future results of operations or financial position.

9. Subsequent Events

      During April 2003, Psychiatric Solutions completed the purchase of six psychiatric facilities from The Brown Schools, Inc. for $63 million in cash. The six facilities which have an aggregate of 792 beds, are located in Austin, San Antonio and San Marcos, Texas; Charlottesville, Virginia; Colorado Springs, Colorado; and Tulsa, Oklahoma. For 2002, the facilities produced combined revenues of $76 million. The purchase was

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

financed through borrowings on the Company’s 2001 Senior Credit Facility amounting to approximately $50.5 million and $12.5 million from the private placement of series A convertible preferred stock (the “series A convertible preferred stock”).

      On April 1, 2003, the Company received $12.5 million from the private placement of 2,272,727 shares of series A convertible preferred stock. The proceeds represent one half of the commitment from the investors and were used to purchase six facilities from The Brown Schools, Inc. The Company expects to receive the second half of the commitment, or $12.5 million, in exchange for another 2,272,727 shares of series A convertible preferred stock, on July 1, 2003. Each share of series A convertible preferred stock is convertible into one common share. The impact of the series A convertible preferred stock on diluted earnings per share will be calculated using the if-converted method. The Company expects to use the proceeds to fund additional acquisitions of freestanding psychiatric patient facilities.

      On April 1, 2003, the Company announced the expansion of its 2001 Senior Credit Facility with its senior lender, CapitalSource Finance LLC. The aggregate 2001 Senior Credit Facility now exceeds $80 million with the increase of the revolving credit facility to $28 million from $17.5 million and through a new $36 million term loan. The Company borrowed approximately $52.2 million during April 2003, including $16.2 million under the revolving line of credit, under the expanded 2001 Senior Credit Facility to purchase six facilities from The Brown Schools, Inc. The total amount borrowed to finance the acquisition of these facilities included $1.0 million used to pay down subordinated debt and approximately $700,000 in transaction costs.

      On April 9, 2003, Psychiatric Solutions announced the definitive agreement to acquire Ramsay Youth Services, Inc. (“Ramsay”) in a transaction valued at approximately $78 million, consisting of $58.1 million in cash, or $5.00 per share, for Ramsay’s common stock, and the assumption of Ramsay’s outstanding debt. Completion of the transaction, expected to occur in early July 2003, is subject to customary closing conditions, including receipt of regulatory approvals, as well as approval by Ramsay’s stockholders. Certain members of Ramsay’s Board of Directors and executive management have executed voting agreements with the Company in favor of the transaction, representing approximately 64% of Ramsay’s outstanding common stock. The Company is in the process of arranging financing for the transaction and has received a “highly confident” letter from its senior lender. The Ramsay acquisition would add 11 free-standing behavioral health facilities, representing approximately 1,240 beds. Ramsay produced revenues of $145.2 million for 2002.

      The Company and the 1818 Fund have entered into a written agreement for the 1818 Fund to exercise its stock purchase warrant to purchase 372,412 shares of the Company’s common stock. In addition, the written agreement provides that, effective April 1, 2003, the 1818 Fund waived its ability to require that the Company repurchase its stock purchase warrant to purchase 372,412 shares of the Company’s common stock. As such, the Company will no longer be required to record non-cash expense for increases in the fair market value of its common stock.

10. Financial Information for the Company and Its Subsidiaries

      The Company conducts substantially all of its business through its subsidiaries. Presented below is condensed consolidating financial information for the Company and its subsidiaries as of March 31, 2003 and for the three months then ended. The information segregates the parent company (Psychiatric Solutions, Inc.), the combined wholly owned Subsidiary Guarantors, the combined Non-Guarantors, and eliminations. All of the subsidiary guarantees are both full and unconditional and joint and several. No combining financial information has been presented for prior periods as there were no Non-Guarantor Subsidiaries prior to November 2002.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

PSYCHIATRIC SOLUTIONS, INC.

CONDENSED CONSOLIDATING BALANCE SHEET

March 31, 2003
(unaudited)

		Combined	Combined		Total
		Subsidiary	Non-	Consolidating	Consolidated
	Parent	Guarantors	Guarantors	Adjustments	Amounts

	(Unaudited)
Current Assets:
Cash	$—	$2,825	$1,220	$—	$4,045
Accounts receivable, net	—	22,137	—	—	22,137
Prepaids and other	—	2,817	15	—	2,832

Total current assets	—	27,779	1,235	—	29,014
Property and equipment, net of accumulated depreciation	—	27,990	5,774	—	33,764
Cost in excess of net assets acquired	—	26,846	—	—	26,846
Contracts, net	—	3,558	—	—	3,558
Investment in subsidiaries	73,613	—	—	(73,613)	—
Other assets	—	2,413	1,025	—	3,438

Total assets	$73,613	$88,586	$8,034	$(73,613)	$96,620

Current Liabilities:
Accounts payable	$—	$3,486	$—	$—	$3,486
Salaries and benefits payable	—	3,647	—	—	3,647
Other accrued liabilities	1,092	7,531	340	—	8,963
Revolving line of credit	6,975	—	—	—	6,975
Current portion of long-term debt	2,510	—	44	—	2,554

Total current liabilities	10,577	14,664	384	—	25,625
Long-term debt, less current portion	28,184	3,600	4,873	—	36,657
Deferred tax liability	—	2,502	—	—	2,502
Other liabilities	—	945	—	—	945

Total liabilities	38,761	21,711	5,257	—	65,729
Stockholders’ equity:
Total stockholders’ equity	34,852	66,875	2,777	(73,613)	30,891

Total liabilities and stockholders’ equity	$73,613	$88,586	$8,034	$(73,613)	$96,620

PSYCHIATRIC SOLUTIONS, INC.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2003
(unaudited)

		Combined	Combined		Total
		Subsidiary	Non-	Consolidating	Consolidated
	Parent	Guarantors	Guarantors	Adjustments	Amounts

	(Unaudited)
Revenue	$—	$36,704	$400	$—	$37,104
Salaries, wages and employee benefits	—	17,785	—	—	17,785
Professional fees	—	4,451	—	—	4,451
Supplies	—	1,691	—	—	1,691
Rentals and leases	—	248	—	—	248
Other operating expenses	(118)	7,032	245	—	7,159
Provision for bad debts	—	1,322	—	—	1,322
(Loss) equity in earnings of subsidiaries	(2,436)	—	—	2,436	—
Depreciation and amortization	—	609	58	—	667
Interest expense	1,266	81	73	—	1,420
Change in reserve of stockholder notes	(461)	—	—	—	(461)
Change in valuation of put warrants	960	—	—	—	960

	(789)	33,219	376	2,436	35,242

Income (loss) before income taxes	789	3,485	24	(2,436)	1,862
Provision for income taxes	—	1,073	—	—	1,073

Net income	$789	$2,412	$24	$(2,436)	$789

PSYCHIATRIC SOLUTIONS, INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Three Months Ended March 31, 2003
(unaudited)

		Combined	Combined		Total
		Subsidiary	Non-	Consolidating	Consolidated
	Parent	Guarantors	Guarantors	Adjustments	Amounts

	(Unaudited)
Operating Activities:
Net income (loss)	$789	$2,412	$24	$(2,436)	$789
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	608	59	—	667
Provision for doubtful accounts	—	1,322	—	—	1,322
Accretion of detachable warrants	—	77	—	—	77
Non-cash stock compensation expense	—	5	—	—	5
Amortization of loan costs	—	160	—	—	160
Change in deferred tax liability	—	1,033	—	—	1,033
Change in valuation of put warrants	960	—	—	—	960
Change in reserve on stockholder notes	(461)	—	—	—	(461)
Long-term interest accrued	—	81	—	—	81
(Loss) equity in earnings of subsidiaries	(2,436)	—	—	2,436	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	—	(3,986)	—	—	(3,986)
Prepaids and other current assets	—	(714)	(259)	—	(973)
Accounts payable	—	148	—	—	148
Accrued liabilities and other liabilities	324	788	191	—	1,303

Net cash provided by (used in) continuing operating activities	(824)	1,934	15	—	1,125
Investing activities:
Capital purchases of property and equipment	—	(628)	—	—	(628)
Other assets	—	(180)	—	—	(180)

Net cash provided by (used in) investing activities	—	(808)	—	—	(808)
Financing activities:
Net principal borrowings on long-term debt	2,375	(1,027)	(12)	—	1,336
Principal payments on debt	—	—	—	—	—
Intercompany balances with affiliates	(1,551)	1,551	—	—	—
Proceeds from issuance of common stock	—	—	—	—	—

Net cash (used in) provided by financing activities	824	524	(12)	—	1,336
Net increase in cash	—	1,650	3	—	1,653
Cash at beginning of period	—	1,175	1,217	—	2,392

Cash at end of period	$—	$2,825	$1,220	$—	$4,045

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders Psychiatric Solutions, Inc.

      We have audited the accompanying consolidated balance sheets of Psychiatric Solutions, Inc. as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Psychiatric Solutions, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

      As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and intangible assets.

ERNST & YOUNG LLP

Nashville, Tennessee

March 7, 2003

PSYCHIATRIC SOLUTIONS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2001

	(In thousands)
ASSETS
Current assets:
Cash	$2,392	$1,262
Accounts receivable, less allowance for doubtful accounts of $5,284 and $3,940, respectively	19,473	17,477
Prepaids and other	2,219	819

Total current assets	24,084	19,558
Property and equipment:
Land	6,808	5,260
Buildings	25,475	11,670
Equipment	3,253	1,631
Less accumulated depreciation	(1,989)	(581)

	33,547	17,980
Cost in excess of net assets acquired	28,822	15,208
Contracts, net	607	914
Other assets	3,078	634

Total assets	$90,138	$54,294

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,338	$1,902
Salaries and benefits payable	4,825	2,532
Other accrued liabilities	6,482	3,361
Revolving line of credit	5,383	11,150
Current portion of long-term debt	1,687	4,237

Total current liabilities	21,715	23,182
Long-term debt, less current portion	36,752	20,951
Deferred tax liability	258	383
Other liabilities	864	540

Total liabilities	59,589	45,056
Stockholders’ equity:
Preferred stock, $0.01 par value, 16,700 shares authorized; no shares issued	—	—
Common stock, $0.01 par value, 35,000 shares authorized; 7,739 and 4,990 issued and outstanding, respectively	77	50
Additional paid-in capital	35,008	19,149
Notes receivable from stockholders	(259)	—
Accumulated deficit	(4,277)	(9,961)

Total stockholders’ equity	30,549	9,238

Total liabilities and stockholders’ equity	$90,138	$54,294

PSYCHIATRIC SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2002	2001	2000

	(In thousands except
	for per share amounts)
Revenue	$113,912	$43,999	$23,502
Salaries, wages and employee benefits	62,326	26,183	15,257
Professional fees	14,373	7,039	3,771
Supplies	5,325	1,241	421
Rentals and leases	870	328	376
Other operating expenses	15,326	2,714	1,258
Provision for bad debts	3,681	662	467
Depreciation and amortization	1,770	945	757
Interest expense	5,564	2,660	1,723

	109,235	41,772	24,030

Income (loss) from continuing operations before income taxes	4,677	2,227	(528)
Provision for (benefit from) income taxes	(1,007)	—	—

Income (loss) from continuing operations	5,684	2,227	(528)
Discontinued operations before extraordinary item:
Income from operations of discontinued lines of business	—	89	350
Gain (loss) on disposal of discontinued lines of business, net of income taxes of $223 for 2001.	—	1,499	(1,738)

Income (loss) from discontinued operations	—	1,588	(1,388)

Net income (loss) before extraordinary item	5,684	3,815	(1,916)
Loss from early retirement of debt	—	(1,237)	—

Net income (loss)	$5,684	$2,578	$(1,916)

Basic earnings per share:
Income (loss) from continuing operations	$0.93	$0.44	$(0.11)
Income (loss) from discontinued operations	—	0.32	(0.29)
Loss from early retirement of debt	—	(0.25)	—

Net income (loss)	$0.93	$0.51	$(0.40)

Diluted earnings per share:
Income (loss) from continuing operations	$0.86	$0.42	$(0.11)
Income (loss) from discontinued operations	—	0.30	(0.29)
Loss from early retirement of debt	—	(0.23)	—

Net income (loss)	$0.86	$0.49	$(0.40)

Shares used in computing per share amounts:
Basic	6,111	5,010	4,817
Diluted	6,986	5,309	4,817

PSYCHIATRIC SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

				Notes
	Common Stock		Additional	Receivable
			Paid-In	from	Accumulated
	Shares	Amount	Capital	Stockholders	Deficit	Total

	(In thousands)
Balance at December 31, 1999.	4,668	$47	$16,393	$—	$(10,623)	$5,817
Common stock issued	417	4	2,330	—	—	2,334
Net loss	—	—	—	—	(1,916)	(1,916)

Balance at December 31, 2000	5,085	51	18,723	—	(12,539)	6,235
Common stock issued	4	—	720	—	—	720
Reacquired common stock	(99)	(1)	(294)	—	—	(295)
Net income	—	—	—	—	2,578	2,578

Balance at December 31, 2001	4,990	50	19,149	—	(9,961)	9,238
Common stock and options issued with PMR merger	2,421	24	15,361	(259)	—	15,126
Value of warrants issued	—	—	330	—	—	330
Exercise of stock options and warrants	328	3	50	—	—	53
Issuance of stock options	—	—	118	—	—	118
Net income	—	—	—	—	5,684	5,684

Balance at December 31, 2002	7,739	$77	$35,008	$(259)	$(4,277)	$30,549

PSYCHIATRIC SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2002	2001	2000

	(In thousands)
Operating Activities
Net income (loss)	$5,684	$2,578	$(1,916)
Adjustments to reconcile net income (loss) to net cash provided by (used in) continuing operating activities:
Depreciation and amortization	1,770	945	757
Provision for doubtful accounts	3,681	662	467
Accretion of detachable warrants	677	704	166
Non-cash stock compensation expense	118	—	—
Amortization of loan costs	419	172	69
Release of deferred tax asset valuation allowance	(1,332)	—	—
Extraordinary loss on extinguishment of debt	—	1,237	—
Additional reserve on stockholder notes	92	—	—
Loss (income) from discontinued operations	—	(1,588)	1,388
Long-term interest accrued	324	324	216
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(1,348)	392	(641)
Prepaids and other current assets	(399)	(118)	(74)
Accounts payable	(2,523)	(247)	47
Salaries and benefits payable	1,504	783	62
Accrued liabilities and other liabilities	255	947	(718)

Net cash provided by (used in) continuing operating activities	8,922	6,791	(177)
Investing activities:
Cash acquired (paid) for acquisitions, net of cash paid or acquired	6,243	(305)	(9,529)
Capital purchases of leasehold improvements, equipment and software	(1,470)	(116)	(106)
Change in net assets of discontinued operations	—	2,388	939
Other assets	(612)	—	(23)

Net cash provided by (used in) investing activities	4,161	1,967	(8,719)
Financing activities:
Net principal (payments) borrowings on long-term debt	$(11,772)	$(6,956)	$6,440
Payment of loan costs	(234)	(880)	(289)
Proceeds from issuance of common stock	53	4	1,917

Net cash (used in) provided by financing activities	(11,953)	(7,832)	8,068
Net increase in cash	1,130	926	(828)
Cash at beginning of the year	1,262	336	1,164

Cash at end of the year	$2,392	$1,262	$336

Supplemental Cash Flow Information:
Interest paid	$3,905	$1,717	$1,401

Effect of Acquisitions:
Assets acquired, net of cash acquired	$34,868	$30,978	$16,134
Liabilities assumed	(8,862)	(3,661)	(2,559)
Notes payable issued	—	(4,500)	(4,000)
Common stock and stock options issued	(15,385)	—	(46)
Long-term debt issued	(16,864)	(22,512)	—

Cash (acquired) paid for acquisitions, net of cash paid or acquired	$(6,243)	$305	$9,529

Significant Non-cash Transactions:
Issuance of detachable stock warrants as consideration for Bridge Loan	$330	$718	$373

Issuance of detachable stock warrants as consideration for subordinated debt financing	$2,018	$—	$—

Financing of early debt termination fee	$—	$818	$—

Financing of loan costs	$2,004	$—	$—

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

1. Summary of Significant Accounting Policies

Description of Business

      Psychiatric Solutions, Inc. (the “Company” or “PSI”) was incorporated in 1988 as a Delaware corporation with its corporate office in Franklin, Tennessee. The Company manages behavioral health units and owns psychiatric facilities.

      The Company has formed two operating divisions: (1) Psychiatric Unit Management, and (2) Freestanding Specialty Hospitals. The Psychiatric Unit Management division provides psychiatric management and development services to behavioral health units in hospitals and clinics. The Freestanding Specialty Hospitals division includes owned psychiatric facilities. As of December 31, 2002, the Company managed 48 behavioral health units and owned five psychiatric facilities in three states.

Basis of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

Cash

      Cash consists of demand deposits held at financial institutions. The Company places its cash in financial institutions that are federally insured and limits the amount of credit exposure with any one financial institution.

Accounts Receivable

      Accounts receivable vary according to the type of service being provided. Accounts receivable for the Psychiatric Unit Management division is comprised of contractually determined fees for services rendered. Such amounts are recorded net of estimated bad debts. Concentration of credit risk is limited by the number of customers.

      Accounts receivable for the Freestanding Specialty Hospitals division are comprised of patient service revenue and are recorded net of contractual adjustments and estimated bad debts. Such amounts are owed by various governmental agencies, insurance companies and private patients. Medicare comprised approximately 14% and 17% of net patient receivables at December 31, 2002 and 2001, respectively. Medicaid comprised approximately 28% and 14% of net patient receivables at December 31, 2002 and 2001, respectively. Concentration of credit risk from other payers is limited by the number of patients and payers.

Income Taxes

      The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based upon differences between the financial statement carrying amounts and tax bases of assets and liabilities and are measured using the enacted tax laws that will be in effect when the differences are expected to reverse.

Long-Lived Assets

Property and Equipment

      Property and equipment are stated at cost and depreciated using the straight-line method over the useful lives of the assets, which range from 25 to 35 years for buildings and improvements and 2 to 7 years for

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful lives of the assets. Depreciation expense was $1,408,000 and $279,000 for the years ended December 31, 2002 and 2001, respectively.

Cost in Excess of Net Assets Acquired (Goodwill)

      During July 2001, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”) and No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). These statements made significant changes to the accounting for business combinations, goodwill, and intangible assets.

      SFAS 141 eliminates the pooling of interests method of accounting for business combinations. In addition, it further clarifies the criteria for recognition of intangible assets separately from goodwill. SFAS 141 was effective for transactions completed subsequent to June 30, 2001. The application of SFAS 141 did not have a material effect on the Company’s results of operations or financial position.

      Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed at least annually for impairment. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company adopted SFAS 142 effective January 1, 2002. Pursuant to SFAS 142, the Company completed its transitional and annual impairment test of goodwill in 2002 which resulted in no goodwill impairment

      A reconciliation of previously reported net income to the pro forma amounts adjusted for the exclusion of goodwill amortization follows (in thousands, except per share amounts):

	Year Ended December 31,

	2002	2001	2000

Reported net income (loss) before extraordinary item	$5,684	$3,815	$(1,916)
Extraordinary loss on extinguishment of debt	$—	(1,237)	—

Reported net income (loss)	$5,684	$2,578	$(1,916)
Add: goodwill amortization	—	359	276

Proforma adjusted net income	$5,684	$2,937	$(1,640)

Proforma adjusted earnings per common share, basic	$0.93	$0.59	$(0.34)

Proforma adjusted earnings per common share, diluted	$0.86	$0.55	$(0.34)

      The following table presents the changes in the carrying amount of goodwill for the year ended December 31, 2002 (in thousands):

Balance at December 31, 2001	15,208
Acquisition of PMR Corporation	12,914
Acquisition of Riveredge	662
Other	38
Balance at December 31, 2002	28,822

Contracts

      Contracts represent the fair value of management contracts and service contracts purchased and are being amortized using the straight-line method over five years. The amounts reported at December 31, 2002 and 2001 are net of accumulated amortization of $927,000 and $620,000, respectively. Amortization expense

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

related to contracts was $307,000 and $306,000 for the years ended December 31, 2002 and 2001, respectively. Estimated amortization expense for the years ended December 31, 2003 and 2004 of contracts is $300,000.

      When events, circumstances and operating results indicate that the carrying values of certain long-lived assets and the related identifiable intangible assets might be impaired, the Company prepares projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate that the recorded amounts are not expected to be recoverable, such amounts are reduced to estimated fair value. Fair value is estimated based upon projections of discounted cash flows.

Other Assets

      Other assets consist principally of loan costs which are deferred and amortized over the term of the related debt. The amounts reported at December 31, 2002 and 2001 are net of accumulated amortization of $484,000 and $85,000, respectively.

Stock-Based Compensation

      In January 2003, the FASB issued SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123. SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 has no material impact on the Company, as it does not plan to adopt the fair-value method of accounting for stock options at the current time. The Company has included the required disclosures below and in Note 10.

      The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations as more fully described in Note 10. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

      Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. During 2002, 2001 and 2000, the Company granted 515,000, 35,000 and 85,000 stock options, respectively. The fair value of these options was estimated using the Black-Scholes option pricing model for 2002. For 2001 and 2000, the Company used the minimum value option pricing model as its stock was not publicly traded.

      The following weighted-average assumptions were used in the respective pricing models:

	2002	2001	2000

Risk-free interest rate	3.11%	3.69%	6.27%
Volatility	111.70%	N/A	N/A
Expected life	4	10	10
Dividend yield	0.00%	0.00%	(0.00)%

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The weighted-average fair value of options granted are presented in the following table:

	2002	2001	2000

Exercise Price equal to Market Price	$4.13	$0.05	$0.08
Exercise Price less than Market Price	$3.74	$—	$—
Exercise Price greater than Market Price	$2.67	$—	$—

      Option valuation models require the input of highly subjective assumptions. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

      For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option’s vesting period. The Company’s pro forma information follows (in thousands, except per share amounts):

	2002	2001	2000

Net income (loss)	$5,684	$2,578	$(1,916)
Pro forma compensation expense from stock options	92	12	19

Pro forma net income (loss)	$5,592	$2,566	$(1,935)

Basic pro forma earnings (loss) per share	$0.92	$0.51	$(0.40)

Diluted pro forma earnings (loss) per share	$0.85	$0.48	$(0.40)

Use of Estimates

      Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates.

Risk Management

      The Company carries general and professional liability insurance from an unrelated commercial insurance carrier. Prior to December 6, 2002, the Company maintained a claims-made policy under which it was insured for per occurrence losses up to $6,000,000 with policy limits of $8,000,000 in the aggregate. On December 6th, 2002, the Company increased its self-insured retention from $100,000 per claim to $3 million per claim and increased its policy limit to $10 million per occurrence and in the aggregate to mitigate the increases in the cost of professional and general liability insurance and to increase coverage for additional exposures due to acquisitions. The reserve for professional and general liability risks is based on historical claims, demographic factors, industry trends, severity factors, and other actuarial assumptions calculated by an independent third party. This estimate is discounted to its present value using a 5% discount rate. This estimated accrual for professional and general liabilities could be significantly affected should current and future occurrences differ from historical claim trends and expectations. The Company has established a captive insurance company to manage this additional self-insured retention. While claims are monitored closely when estimating professional and general liability accruals, the complexity of the claims and wide range of potential outcomes often hampers timely adjustments to the assumptions used in these estimates. The reserve for professional and general liability was $743,000 as of December 31, 2002. The Company had no reserves recorded in previous years because substantially all of the risk was insured.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The Company also carries workers’ compensation insurance from an unrelated commercial insurance carrier. The Company’s experience with workers’ compensation claims has been insignificant. The Company believes that adequate provision has been made for workers compensation and professional and general liability risks.

Fair Value of Financial Instruments

      The carrying amounts reported in the accompanying Consolidated Balance Sheets for cash, accounts receivable, and accounts payable approximate their fair value given the short-term maturity of these instruments. Based upon the borrowing rates currently available to the Company, the carrying amounts reported in the accompanying Consolidated Balance Sheets for long-term debt approximate fair value.

Merger with PMR Corporation

      On August 5, 2002, pursuant to a definitive Merger Agreement dated May 6, 2002 and with respective stockholder and regulatory approvals, PMR Acquisition Corporation, a newly formed, wholly-owned subsidiary of PMR Corporation, merged with and into Psychiatric Solutions, Inc., a Delaware corporation whose name, subsequent to the merger, was changed to Psychiatric Solutions Hospitals, Inc. (“PSH”). Concurrently, the name of PMR Corporation was changed to Psychiatric Solutions, Inc. (“PSI” or the “Company”). The surviving corporation in the merger was PSH, which has become a wholly-owned subsidiary of the Company. In exchange for their outstanding shares of common stock or preferred stock in PSH, stockholders of PSH received newly-issued shares of Company common stock. Options to acquire PSH common stock were converted into options to purchase shares of Company common stock based on the common stock exchange ratio used in the merger. Warrants of PSH will enable the holders to exercise these securities into shares of Company common stock. After giving effect to the exercise of all outstanding options and warrants of PSH following the merger, the former PSH stockholders and the Company’s pre-merger stockholders received approximately 72% and 28% of the common stock of the Company, respectively. The headquarters of the combined company has been relocated to Franklin, Tennessee. In addition, effective August 6, 2002, the shares of the Company were approved for listing on the Nasdaq National Market under the ticker symbol “PSYS.” The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed on June 12, 2002, as amended July 11, 2002.

      In as much as the former PSH stockholders own more than half of the surviving corporation’s outstanding common stock pursuant to the merger, PSH has been treated as the acquiring company for accounting purposes. The condensed consolidated financial statements located herein relate to PSH only prior to August 5, 2002, and to the merged company on and subsequent to August 5, 2002. Historical financial information relating to PMR Corporation just prior to the merger can be found in the Company’s quarterly report on Form 10-Q for the quarter ended July 31, 2002, as filed with the SEC on September 16, 2002.

Reclassifications

      Certain reclassifications have been made to the prior year to conform with current year presentation. Specifically, PSH’s Series A Preferred Stock, Series B Preferred Stock and Common Stock were converted to post merger Common Stock on August 5, 2002 at rates pursuant to the merger agreement with PMR Corporation of 0.246951, 0.312864 and 0.115125, respectively. All periods prior to August 5, 2002 have been

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

retroactively restated to reflect conversion at the applicable conversion rates. The following table sets forth the effect of retroactive conversion as of December 31, 2001 (in thousands):

	Effect of Conversion at December 31, 2001

			Additional
	Common Stock		Paid in Capital	Series A Preferred		Series B Preferred

		Shares			Shares		Shares
	Balance	O/S	Balance	Balance	O/S	Balance	O/S

Balances prior to conversion	73	7,296	74	10,497	10,497	8,555	4,976
Conversion of Common Stock to post merger Common Stock	(65)	(6,456)	65
Conversion of Series A Preferred to post merger Common	26	2,593	10,471	(10,497)	(10,497)
Conversion of Series B Preferred to post merger Common	16	1,557	8,539			(8,555)	(4,976)

Balances post conversion	50	4,990	19,149	—	—	—	—

Recent Pronouncements

      In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), which supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 removes goodwill from its scope and clarifies other implementation issues related to SFAS 121. SFAS 144 also provides a single framework for evaluating long-lived assets to be disposed of by sale. The Company does not expect SFAS 144 to have a material effect on its results of operations or financial position.

      In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“SFAS 145”). SFAS 145 prohibits the classification of gains or losses from debt extinguishments as extraordinary items unless the criteria outlined in APB Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, are met. SFAS 145 also eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 is effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. The Company intends to adopt the provisions of SFAS 145 effective January 1, 2003 and will be required to reclassify amounts previously reported as an extraordinary item to a component of income from continuing operations.

2. Revenue

      Revenue consists of the following amounts (in thousands):

	December 31,

	2002	2001	2000

Patient service revenue	$81,929	$16,026	$—
Management fee revenue	31,983	27,973	23,502

Total revenue	$113,912	$43,999	$23,502

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Net Patient Service Revenue

      Patient service revenue is reported on the accrual basis in the period in which services are provided, at established rates, regardless of whether collection in full is expected. Net patient service revenue includes amounts estimated by management to be reimbursable by Medicare and Medicaid under provisions of cost or prospective reimbursement formulas in effect. Amounts received are generally less than the established billing rates of the facilities and the differences (contractual allowances) are reported as deductions from patient service revenue at the time the service is rendered. The effect of other arrangements for providing services at less than established rates is also reported as deductions from patient service revenue. During the year ended December 31, 2002, approximately 26% and 26% of the Company’s revenues related to patients participating in the Medicare and Medicaid programs, respectively.

      The Company provides care without charge to patients who are financially unable to pay for the health care services they receive. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported in revenues. Settlements under cost reimbursement agreements with third party payers are estimated and recorded in the period in which the related services are rendered and are adjusted in future periods as final settlements are determined. Final determination of amounts earned under the Medicare and Medicaid programs often occur in subsequent years because of audits by the programs, rights of appeal and the application of numerous technical provisions.

      The Company’s revenue is particularly sensitive to regulatory and economic changes in the state of Texas. As of December 31, 2002 and 2001, the Company operated three facilities in Texas. The Company generated 50% and 34% of its revenue from its Texas operations for the years ended December 31, 2002 and 2001, respectively.

Management Fee Revenue

      Revenue is recorded as management fee revenue for the Psychiatric Unit Management division. The Psychiatric Unit Management division receives contractually determined management fees and director fees from hospitals and clinics for providing psychiatric management and development services.

      There were no individual or group of affiliated contracts in 2002 and 2001, which provided a significant concentration of management fee revenue.

3. Earnings Per Share

      Statement of Financial Accounting Standards (“SFAS”) No. 128, Earnings per Share, requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of the entity. The Company has calculated its earnings per share in accordance with SFAS No. 128 for all periods presented.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

	Year Ended December 31,

	2002	2001	2000

Numerator:
Net income available to common stockholders	$5,684	$2,578	$(1,916)
Interest expense on convertible debt outstanding	324	—	—

Net income used in computing diluted earnings per common share	$6,008	$2,578	$(1,916)

Denominator:
Weighted average shares outstanding for basic earnings per share	6,111	5,010	4,817
Effects of dilutive stock options and warrants outstanding	453	299	—
Effect of dilutive convertible debt outstanding	422	—	—

Shares used in computing diluted earnings per common share	6,986	5,309	4,817

Earnings per common share, basic	$0.93	$0.51	$(0.40)

Earnings per common share, diluted	$0.86	$0.49	$(0.40)

      Diluted earnings per share for the year ended December 31, 2001, does not include debt outstanding which was convertible into 483,000 shares, as its effect would be antidilutive. Diluted earnings per share for the year ended December 31, 2000, do not include the effect of stock options, warrants or convertible debt outstanding, as the effects would be antidilutive.

4. Discontinued Operations

      Included in discontinued operations are the operating results and estimated losses on the unwind of service agreements entered into with physicians, as well as the operating results and gain on disposal for the Employee Assistance Program. As part of the Company’s Physician Practice Management Division, the Company had acquired certain net assets of psychiatric clinics, and had operated the clinics and managed the physician practices under long-term service agreements with the physicians that practiced exclusively through the clinics. The Company had not consolidated these clinics or the physician practices it managed, as it did not have operating control. Additionally, discontinued operations include the operating results and estimated losses on the closure of clinics owned by the Company. Such clinics provided group and individual therapy sessions to patients through partial hospitalization and intensive outpatient programs. The Company-owned clinics were all closed as of December 31, 2000. The Company’s Employee Assistance Programs division contracted with employers to provide confidential assistance and counseling to their employees.

      The Company’s implementation of plans during 2000 to exit these lines of business resulted in an estimated loss on disposal of discontinued operations of $1,738,000 during the year ended December 31, 2000. The December 31, 2000 loss on disposal consists primarily of lease termination costs and the write down of fixed assets and other assets directly resulting from the decision to exit the Physician Practice Management line of business. The December 31, 2000 loss on disposal also includes an estimate of losses from operations associated with the physician practice service agreements of approximately $359,000 through the disposal date. Such costs are recorded within net assets of discontinued operations in the accompanying Consolidated Balance Sheet. The December 31, 2001 income (loss) on disposal consists primarily of a gain on the sale of the Employee Assistance Programs division of $1,170,000 (net of taxes of $223,000), the operations of the Employee Assistance Programs division from the measurement date through the disposal date of $246,000 and final adjustments to the Company’s 2000 loss on disposal of $84,000.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      Management fee revenue earned under the service agreements and net patient service revenue earned from the Company-owned clinics totaled $9,876,000 and $12,814,000 for the years ended December 31, 2001 and 2000, respectively. Management fee revenue earned under the service agreements includes reimbursement of clinic expenses incurred on behalf of the clinic facilities. These reimbursed clinic expenses do not include the salaries and benefits of physicians and therapists who provide medical service.

5. Acquisitions

2000 Acquisitions

      During 2000, the Company acquired various entities, which provided psychiatric management and development services and employee assistance and counseling services. Certain assets of these entities were acquired in exchange for Common Stock, cash, notes payable or a combination thereof. The Company issued 130,000 shares of Common Stock in connection with these acquisitions during 2000.

      The following table summarizes the allocation of the aggregate purchase price of the aforementioned acquisitions (in thousands):

	Sunrise	EAP	Total

2000
Assets acquired:
Assets receivable	$4,640	$50	$4,690
Other current assets	81	—	81
Fixed assets	98	18	116
Costs in excess of net assets acquired	9,790	931	10,721
Contracts	526	—	526

	15,135	999	16,134
Liabilities assumed	2,177	382	2,559
Subordinated convertible notes issued	3,600	400	4,000
Common stock issued	—	46	46

Cash paid, net of cash acquired	$9,358	$171	$9,529

2001 Acquisitions

      During 2001, the Company acquired four free-standing psychiatric facilities, three in Texas and one in North Carolina. All of the acquisitions were accounted for by the purchase method. The aggregate purchase price of these transactions was allocated to the assets acquired and liabilities assumed based upon their respective fair values. The consolidated financial statements include the accounts and operations of the acquired entities for periods subsequent to the respective acquisition dates. The goodwill associated with these acquisitions is deductible for federal income tax purposes.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The following table summarizes the allocation of the aggregate purchase price of the aforementioned acquisitions (in thousands):

	West Oaks		Texas
	and		Neuro
	Cypress		Rehab
	Creek	Holly Hill	Center	Total

2001
Assets acquired:
Assets receivable	$7,091	$1,617	$3,400	$12,108
Other current assets	244	99	154	497
Fixed assets	6,833	6,264	4,738	17,835
Costs in excess of net assets acquired	—	403	135	538

	14,168	8,383	8,427	30,978
Liabilities assumed	2,105	758	798	3,661
Subordinated convertible notes issued	2,000	—	2,500	4,500
Long-term debt issued	9,908	7,542	5,062	22,512

Cash paid, net of cash acquired	$155	$83	$67	$305

2002 Acquisitions

      During 2002, the Company acquired one free-standing psychiatric hospital in Illinois (Riveredge Hospital). Also during 2002, the Company merged with PMR Corporation a developer and manager of specialized mental health programs and disease management services designed to treat individuals diagnosed with a serious mental illness. The acquisition of the hospital and merger with PMR Corporation were accounted for as acquisitions by the Company using the purchase method. The aggregate purchase price of these transactions was allocated to the assets acquired and liabilities assumed based upon their respective fair values. The consolidated financial statements include the accounts and operations of the acquired entities for periods subsequent to the respective acquisition dates. As these transactions involved the acquisition of stock, the goodwill associated with these acquisitions is not deductible for federal income tax purposes. The purchase of Riveredge included an escrow arrangement whereby the Company has deposited $4.5 million of the purchase price with an escrow agent. The escrowed funds will be released to the seller upon satisfaction of certain earnings targets and indemnification by the seller of certain claims and cost report settlements. Any claims by the Company on these escrowed funds would affect the purchase price. Approximately $1.5 million of these funds were released during 2002.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The following table summarizes the allocation of the aggregate purchase price of the aforementioned acquisitions (in thousands):

	Riveredge	PMR	Total

2002
Assets acquired:
Accounts receivable	$4,208	$121	$4,329
Other current assets	833	168	1,001
Fixed assets	15,350	155	15,505
Costs in excess of net assets acquired	662	12,914	13,576
Other assets	100	357	457

	21,153	13,715	34,868
Liabilities assumed	4,289	4,573	8,862
Subordinated notes issued	10,000	—	10,000
Long-term debt issued	6,864	—	6,864
Common stock issued	—	15,385	15,385

Cash acquired, net of cash paid	$—	$(6,243)	$(6,243)

      The purchase price allocation for PMR is preliminary as of December 31, 2002 as the Company has not yet completed its valuation of identifiable intangible assets acquired in the merger.

Other Information

      The following represents the unaudited pro forma results of consolidated operations as if the aforementioned acquisitions had occurred at the beginning of the immediate preceding period, after giving effect to certain adjustments, including the depreciation and amortization of the assets acquired based upon their fair values and changes in interest expense resulting from changes in consolidated debt:

	2002	2001	2000

Revenues	$141,075	$134,735	$87,600
Income before extraordinary items	9,671	5,272	(2,671)
Net income	9,671	4,035	(2,671)
Earnings per common share, basic	$1.58	$0.81	$(0.55)

      The pro forma information given does not purport to be indicative of what the Company’s results of operations would have been if the acquisitions had in fact occurred at the beginning of the periods presented, and is not intended to be a projection of the impact on future results or trends.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Long-Term Debt

      Long-term debt consists of the following (in thousands):

	December 31,

	2002	2001

Debt payable to banks:
Revolving line of credit, expiring on November 30, 2004 and bearing interest at the prime rate plus 2% (7.25% at December 31, 2002)	$5,383	$11,150
Non-revolving line of credit, due on November 30, 2003 and bearing interest at the prime rate plus 4.75% (10% at December 31, 2002)	17,275	15,656
Mortgage loan on facility, maturing on December 1, 2037 and bearing a fixed interest rate of 5.95%	4,928	—
Related party bridge loan (liquidation preference value of $1,000,000)	—	1,000
Subordinated convertible notes	3,600	3,600
Subordinated promissory notes	12,538	4,880
Other	98	52

	43,822	36,338
Less current portion	7,070	15,387

Long-term debt	$36,752	$20,951

2000 Senior Credit Facility

      In conjunction with an acquisition in May 2000, the Amended Loan Agreement and the amounts outstanding thereunder were replaced with a $17,500,000 senior credit facility (2000 Senior Credit Facility). The 2000 Senior Credit Facility included two lines of credit: a $5,500,000 non-revolving term loan (2000 Term Loan) and a $12,000,000 revolving working capital line of credit (2000 Revolver). Both lines of credit were collateralized by the Company’s assets and stock of the Company’s subsidiaries.

      Until the maturity date of the 2000 Revolver, the Company could borrow, repay and re-borrow an amount not to exceed the lesser of $12,000,000 or the Borrowing Base (the estimated net value of eligible accounts receivable, as defined in the 2000 Senior Credit Facility, multiplied by 85%). The 2000 Revolver was due in full at maturity in May 2005, with the exception of an Interim Availability Balance (as defined in the 2000 Senior Credit Facility) of approximately $385,000, which was paid during 2001.

      Under the 2000 Revolver, all of the Company’s collections, except for Medicare and Medicaid, were deposited into lockbox accounts controlled by the lender. The funds deposited into the lockbox accounts were applied to outstanding borrowings with the lender on a daily basis.

      The Company was required to pay an unused fee in the amount of .375% per year of the unused portion of the 2000 Senior Credit Facility. This fee was payable monthly in arrears on the first day of each calendar month.

      In conjunction with the amendment dated August 31, 2001, the Company borrowed an additional $3,500,000 under the 2000 Term Loan and $1,500,000 under a new Term Loan B. The 2000 Term Loan was to be repaid in twenty equal quarterly installments commencing as of January 1, 2002. Prior to the amendment, the 2000 Term Loan was payable in twenty quarterly installments of $275,000 beginning on June 30, 2000. In addition to the quarterly principal payments of the 2000 Term Loan, the Company was required to make additional principal payments on the 2000 Term Loan in the amount of 30% of the Excess Cash Flow (as defined in the 2000 Senior Credit Facility) within ninety days of each fiscal year end. The

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Term Loan B was to be repaid in equal monthly installments commencing as of March 1, 2002, with final payment on August 1, 2003. Interest accrued on the 2000 Revolver was payable weekly. Interest accrued on the 2000 Term Loan and Term Loan B was payable monthly.

2001 Senior Credit Facility

      In conjunction with an acquisition in November 2001, the 2000 Senior Credit Facility was replaced with a $33,156,305 senior credit facility (2001 Senior Credit Facility). The 2001 Senior Credit Facility includes two lines of credit: a $15,656,305 non-revolving term loan (2001 Term Loan) and a $17,500,000 revolving working capital line of credit (2001 Revolver). Both lines of credit are collateralized by the Company’s assets and stock of the Company’s subsidiaries.

      Until the maturity date of the 2001 Revolver, the Company may borrow, repay and re-borrow an amount not to exceed the lesser of $17,500,000 or the Borrowing Base (the estimated net collectible value of eligible receivables, as defined in the 2001 Senior Credit Facility, multiplied by 85%). The 2001 Revolver is due in full at maturity in November 2004. The available borrowings under the 2001 Revolver were $7,135,000 at December 31, 2002. The 2001 Term Loan is due in monthly installments of principal and interest, as well as an additional principle payment equal to 50% of the Company’s excess cash flows for the year that is due within 30 days after preparation of the Company’s audited financial statements, but in no event later than 145 days after year-end. Although the 2001 Term Loan is due November 30, 2003, the terms of the agreement provide the Company with the option to extend the maturity date by two years. Management intends to either exercise the option to extend the maturity date or to refinance the amount outstanding prior to maturity. Accordingly, amounts due under the 2001 Term Loan have been included in long-term debt on the accompanying consolidated balance sheet.

      Under the 2001 Revolver, all of the Company’s collections, except for Medicare and Medicaid, are deposited into lockbox accounts controlled by the lender. The funds deposited into the lockbox accounts are applied to outstanding borrowings with the lender on a daily basis. As such, the outstanding borrowings under the 2001 Revolver are classified as short term at December 31, 2002 and 2001.

      The Company must pay an unused fee in the amount of 0.05% per month of the monthly unused portion of the 2001 Senior Credit Facility. This fee is payable monthly is arrears on the first day of each calendar month. Such fees were approximately $50,000 for the year ended December 31, 2002.

      The 2001 Senior Credit Facility contains customary covenants which include (i) a specified monthly census required for any owned, operated or leased facilities of the Company, (ii) a limitation on capital expenditures, sales of assets, mergers, changes of ownership and management, new lines of business and dividends, and (iii) various financial covenants.

      At December 31, 2002, the Company was in compliance with all applicable debt covenant requirements.

Extraordinary Item

      Commensurate with the refinancing of the 2000 Senior Credit Facility, the Company expensed the remaining deferred loan costs associated with this debt of $419,000 and incurred early termination penalties of $818,000, resulting in an extraordinary loss on extinguishment of debt of $1,237,000 at December 31, 2001.

Mortgage Loan

      On November 25, 2002, the Company entered into a mortgage loan agreement to borrow $4,928,000 from the U.S. Department of Housing and Urban Development (HUD), secured by real estate located at Holly Hill Hospital in Raleigh, NC. Interest accrues on the HUD loan at 5.95% and principal and interest are

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

payable in 420 monthly installments through December 2037. The Company used proceeds from the loan to repay $4,385,000 of its 2001 Term Loan, pay certain refinancing costs, and fund required escrow amounts for future improvements to the property. The carrying amount of assets held as collateral approximated $5,911,000 as of December 31, 2002.

Related Party Bridge Loan

      In October 2000, the Company entered into subordinated notes totaling $1,000,000 with certain stockholders of the Company (collectively referred to as the Bridge Loan). The Bridge loan bore interest at 10% payable monthly. The proceeds were used to fund short-term working capital requirements. In April 2002, the Company refinanced the Bridge loan with funds available under its 2001 Senior Credit Facility.

      As consideration for the issuance of the Bridge Loan, the Company granted warrants (“Bridge Loan Warrants”) to purchase 228,069 shares of the Company’s common stock at $0.03 per share. The carrying value of the Bridge Loan was reduced by the fair market value of the Bridge Loan Warrants issued. The carrying value of the Bridge Loan was accreted to its face value over the term of the Bridge Loan. Accretion of the Bridge Loan was $521,000, $704,000 and $166,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Subordinated Convertible Notes

      In connection with an acquisition during May 2000, the Company issued subordinated convertible notes payable (Subordinated Convertible Notes). The Subordinated Convertible Notes mature and become immediately due and payable upon the earlier of (i) sale of the Company (ii) any change of control as defined in the Subordinated Convertible Notes, or (iii) the Company’s initial public offering of common stock. Interest accrues on the Subordinated Convertible Notes at 9% and is payable May 1, 2005. As of December 31, 2002 and 2001, the Company has accrued $864,000 and $540,000 of interest, respectively, which is included in other liabilities on the accompanying consolidated balance sheets.

      Any time until April 30, 2004, holders of the Subordinated Convertible Notes may convert the unpaid principal balance, in increments of $1,000, into shares of the Company’s common stock based upon the following conversion prices:

Conversion Date	Conversion Price

May 1, 2000 — April 30, 2001	$6.39 per share
May 1, 2001 — April 30, 2002	$7.45 per share
May 1, 2002 — April 30, 2003	$8.53 per share
May 1, 2003 — April 30, 2004	$9.59 per share

Subordinated Promissory Note

      In connection with an acquisition in 2000, the Company issued a promissory note payable (Subordinated Promissory Note) in the amount of $400,000 bearing interest at 9% for the year ended December 31, 2000. The Subordinated Promissory Note matures in five equal annual installments beginning April 1, 2001. Accrued interest is due and payable on the first day of each calendar quarter beginning July 1, 2000.

      In connection with two acquisitions in 2001, the Company issued promissory notes (Subordinated Promissory Notes) totaling $4,500,000. A $2,500,000 Subordinated Promissory Note bore interest at 9% per annum and matured June 30, 2002, with periodic interest payments due beginning December 31, 2001. The $2,000,000 Subordinated Promissory Note bears interest at 9% per annum and matures June 30, 2005, with

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

periodic principal and interest payments due beginning September 30, 2002. The $2,500,000 Subordinated Promissory Note was repaid with proceeds from debt issued in July 2002.

      These Subordinated Promissory Notes contain customary covenants which include a cross default covenant with the occurrence of a default of any indebtedness of at least $1,000,000 held by any creditor of the Company. As of December 31, 2002, the Company was in compliance with these covenants.

Senior Subordinated Notes

      On June 28, 2002, the Company entered into a securities purchase agreement with 1818 Mezzanine Fund II, L.P. (“1818 Fund”) to issue up to $20 million of senior subordinated notes with detachable nominal warrants. At the closing on June 28, 2002, a total of $10 million of the senior subordinated notes were issued. The notes have a term of seven years and bear interest at 12% annually, payable quarterly. The notes provide for a prepayment penalty of 6%, 3% and 1% if the notes are prepaid prior to the first anniversary, second anniversary and third anniversary of the closing date, respectively. The notes grant the holders the right to require prepayment in the event of a change of control of the Company, subject to a prepayment penalty of 1% if redeemed on or before the third anniversary of the closing date. The notes also contain customary covenants which include: (i) a specified monthly patient census for any owned, operated or leased facilities, (ii) limitations on sales of assets (iii) maintenance of minimum interest coverage, leverage and fixed charge ratios.

      In connection with the issuance of the senior subordinated notes, the Company issued detachable stock purchase warrants for the purchase of 372,412 shares of the Company’s stock at an exercise price of $.01 per share which provide the holder with the ability to require the Company to repurchase their warrants or stock acquired upon exercise of the warrants at fair market value for cash. The agreement provides the holder of the warrant to exercise the warrant by payment of cash or delivery of shares. The warrants are exercisable over 10 years from the effective date. The initial value of the warrants of approximately $2,000,000 is being amortized to interest expense over the term of the senior subordinated notes. As of December 31, 2002, the fair value of the warrants totaled approximately $2.0 million and are included as a component of long term debt. Because the holder of the warrants has the ability to require the Company to repurchase the warrants for cash, the warrants constitute a derivative which requires changes in value of the warrants to be recorded as an increase or decrease to earnings. For each $1 increase in stock price, the Company will be required to record non cash expense of approximately $372,500. The stock purchase warrants contain provisions that allow the issuer to “put” their warrants, or stock after exercise, back to the Company at fair market value for cash or for the deliverance of shares. The put price under the agreement would approximate $2 million or require the deliverance of 371,841 shares as of December 31, 2002.

Other

      The aggregate maturities of long-term debt, are as follows (in thousands):

2003	$7,070
2004	2,094
2005	19,723
2006	52
2007 and thereafter	14,883

Total	$43,822

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Preferred Stock

      Upon the merger with PMR Corporation on August 5, 2002, the Company’s Preferred Stock converted to post merger Common Stock at rates of 0.246951 and 0.312864 for Series A Preferred Stock and Series B Preferred Stock, respectively. All periods prior to August 5, 2002 have been retroactively restated to reflect conversion at the applicable conversion rates. The Company had outstanding 10,497,000 shares of Series A Preferred Stock and 4,975,736 shares of Series B Preferred Stock at December 31, 2001.

8. Leases

      At December 31, 2002, future minimum lease payments under non-cancelable leases are as follows (in thousands):

2003	$862
2004	648
2005	332
2006	281
2007	180

Total	$2,303

      Rent expense totaled $870,000 and $328,000 for December 31, 2002 and 2001, respectively.

9. Income Taxes

      The provision for income taxes consists of the following (in thousands):

	2002	2001

Current:
Federal	$—	$—
State	323

	323
Deferred:
Federal	(1,192)	—
State	(138)	—

	(1,330)	—
Provision for income taxes	$(1,007)	$—

      The reconciliation of income tax computed by applying the U.S. federal statutory rate to the actual income tax (benefit) expense attributable to continuing operations is as follows (in thousands):

	2002	2001

Federal tax	$1,590	$842
State income taxes (net of federal)	179	98
Nondeductible goodwill amortization	—	87
Change in valuation allowance	(2,809)	(1,043)
Other	33	16

Total tax expense (benefit)	$(1,007)	$—

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company’s temporary differences are as follows (in thousands):

	2002	2001

Deferred tax assets:
Net operating loss carryforwards	$6,296	$2,656
Allowance for doubtful accounts	904	1,045
Accrued Liabilities	1,176	419

Total gross deferred tax assets	8,376	4,120
Less: Valuation allowance	(5,860)	(3,890)

Total deferred tax assets	2,516	230
Deferred tax liabilities:
Amortization	(611)	(438)
Depreciation	(2,111)	(81)
Other	(52)	(94)

Net deferred tax asset (liability)	$(258)	$(383)

      Management has evaluated the need for a valuation allowance for deferred tax assets and believes that certain deferred tax assets will more likely than not be realized through the future reversal of existing taxable temporary differences and future earnings of the Company. In the fourth quarter of the year ending December 31, 2002, the valuation allowance was reduced by $1.3 million, resulting in a corresponding credit to deferred income tax expense. This adjustment reflected a change in circumstances which resulted in a judgment that a corresponding amount of the Company’s deferred tax assets will be realized in future years. The valuation allowance increased by approximately $2 million during the year ending December 31, 2002 as a result of the following items (in thousands):

Valuation allowance at December 31, 2001	$(3,890)
Current year temporary differences	1,478
Valuation allowance recorded against acquired PMR net deferred tax asset	(5,860)
Release of valuation allowance recorded as purchase accounting adjustments	1,081
Release of valuation allowance recorded as a deferred tax benefit	1,331

Valuation allowance at December 31, 2002	$(5,860)

      As of December 31, 2002 the Company had federal net operating loss carryforwards of $15.7 million expiring in the years 2012 through 2022.

10. Stock Option Plans

      During 1997, the Company and its stockholders adopted the 1997 Incentive and Nonqualified Stock Option Plan for Key Personnel (the “1997 Key Personnel Plan”). The maximum aggregate number of shares of Common Stock to be issued under the 1997 Key Personnel Plan shall not exceed 331,712. Shares issued under the 1997 Key Personnel Plan may be in the form of incentive stock options or non-qualified options to officers, employers and directors. The exercise price per share determined by the Compensation Committee of the Board of Directors (the “Committee”) generally is not less than fair market value of the Common Stock on the date of grant. Stock options shall become exercisable in whole or in part on such date or dates as determined by the Committee at the date of grant. Options granted generally vest and are exercisable ratably

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

by the respective grantee over a four-year period beginning on the date of grant. Each option shall generally expire 10 years from the grant date.

      Upon the merger with PMR Corporation on August 5, 2002, the Company acquired PMR Corporation’s 1997 Equity Incentive Plan, as amended (the “1997 Equity Incentive Plan”). The 1997 Equity Incentive Plan provides for the granting of options to purchase up to 1,333,333 shares of common stock to eligible employees. Under the 1997 Equity Incentive Plan, options may be granted for terms of up to 10 years and are generally exercisable in cumulative annual increments of 25% each year, commencing one year after the date of grant. Option prices must equal or exceed the fair market value of the common shares on the date of grant.

      Also upon the merger with PMR Corporation on August 5, 2002, the Company acquired PMR Corporation’s Outside Directors’ Non-qualified Stock Option Plan of 1992 (the “1992 Directors’ Plan”). The 1992 Directors’ Plan provides for the Company to grant each outside director options to purchase 5,000 shares of the Company’s common stock annually at the fair market value at the date of grant. As amended, options for a maximum of 341,666 shares may be granted under this plan. The options vest 33% immediately and in ratable annual increments over the three-year period following the date of grant.

      During 2002, the Company recognized $118,000 compensation expense related to stock options issued to certain officers and employees with exercise prices below fair market value.

      Stock option activity, including options granted for acquisitions, is as follows (number of options in thousands):

			Weighted
	Number		Average
	of	Option Exercise	Exercise
	Options	Price	Price

Balance at December 31, 1999	202	$0.87 to $3.04	$1.56
Granted	85	$3.04	$3.04
Canceled	(47)	$0.87 to $3.04	$2.26
Exercised	(3)	$0.87 to $3.04	$1.74

Balance at December 31, 2000	237	$0.87 to $3.04	$2.00
Granted	35	$3.04	$3.04
Canceled	(54)	$0.87 to $3.04	$2.61
Exercised	(4)	$0.87 to $3.04	$1.04

Balance at December 31, 2001	214	$0.87 to $3.04	$2.08
Granted	515	$0.87 to $5.50	$5.07
Stock options acquired	408	$4.50 to $30.00	$17.10
Canceled	(26)	$0.87 to $29.25	$4.28
Exercised	(38)	$0.87 to $3.04	$1.14

Balance at December 31, 2002	1,073	$0.87 to $30.00	$9.21

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The following table summarizes information concerning outstanding and exercisable options at December 31, 2002 (number of options in thousands).

	Options Outstanding
			Options Exercisable
		Weighted
	Number	Average	Weighted	Number
	Outstanding at	Remaining	Average	Exercisable at
	December 31,	Contractual	Exercise	December 31,
Exercise Prices	2002	Life	Price	2002

$ 0.87 to $ 3.03	97	6.48	$0.87	80
$ 3.04 to $ 4.50	123	7.81	$3.31	64
$ 4.51 to $ 5.50	496	9.54	$5.00	45
$ 5.51 to $11.63	70	6.80	$9.18	70
$11.64 to $21.38	205	4.99	$18.73	205
$21.39 to $30.00	82	5.96	$26.98	82

$ 0.87 to $30.00	1,073		$13.20	546

11. Employee Benefit Plan

      The Company adopted the Psychiatric Solutions, Inc., Retirement Savings Plan (the “Plan”). The Plan is a tax-qualified profit sharing plan with a cash or deferred arrangement whereby employees who have completed two months of service and are age 21 or older are eligible to participate. The plan allows eligible employees to make contributions of 1% to 15% of their annual compensation. The plan includes a discretionary company matching contribution not to exceed 15% of eligible employee compensation. Employer contributions vest 20% after two years of service and continue vesting at 20% per year until fully vested. At December 31, 2002 the Company has accrued an employer matching contribution of $164,000, which was paid during the first quarter of 2003. There were no employer contributions to the plan during 2001.

12. Contingencies and Healthcare Regulation

Contingencies

      The Company is subject to various claims and legal actions which arise in the ordinary course of business. The Company has professional liability insurance to protect against such claims or legal actions. In the opinion of management, the ultimate resolution of such matters will be adequately covered by insurance and will not have a material adverse effect on the Company’s financial position or results of operations.

Employment Agreements

      Effective January 1, 2002, and amended and restated effective August 6, 2002, the Company entered into an Amended and Restated Employment Agreement with Joey Jacobs, Chief Executive Officer. Mr. Jacobs’ agreement provides for an annual base salary and an annual cash incentive compensation award tied to objective criteria as established by the board of directors. The employment agreement has an initial term of one year and is subject to automatic annual renewals absent prior notice from either party.

      Mr. Jacobs’ employment agreement provides for various payments to Mr. Jacobs upon cessation of employment, depending on the circumstances. If the Company terminates Mr. Jacobs’s employment “without cause” or if he resigns pursuant to a constructive discharge, then (i) all options scheduled to vest during the succeeding 24 month period will immediately vest, (ii) any restricted stock will immediately vest, (iii) Mr. Jacobs will receive a cash payment equal to 200% of his base salary and bonus earned during the twelve months prior to termination, and (iv) all benefits and perquisites will continue for 18 months. In the

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

event of a change in control, his employment agreement requires that the Company pay him 200% of his base salary and bonus earned in the twelve months prior to termination and to continue all benefits and perquisites for 18 months.

      Effective October 1, 2002, the Company entered into an employment agreement with Jack Salberg, Chief Operating Officer. Mr. Salberg’s agreement provides for an annual base salary and an annual cash incentive compensation award tied to objective criteria established by the board of directors. The employment agreement had an initial term of 15 months, subject to automatic annual renewals absent prior notice from either party.

      Mr. Salberg’s employment agreement provides for various payments to Mr. Salberg upon cessation of employment, depending upon the circumstances. If the Company terminates Mr. Salberg’s employment without cause or if he resigns pursuant to a constructive discharge, then (i) all options scheduled to vest during the succeeding 18 months will immediately vest, (ii) any restricted stock will immediately vest, (iii) Mr. Salberg will receive a cash payment equal to 150% of his base salary and bonus earned in 12 months prior to termination, and (iv) all benefits and perquisites will continue for 18 months. If Mr. Salberg is terminated after a change in control of the Company, his employment agreement requires the Company to pay him a cash amount equal to 150% of his base salary and bonus earned during the 12 months prior to termination and to continue all benefits and perquisites for 18 months.

Capital Projects

      The Company is currently under contract with a software provider to replace certain information systems at owned facilities. The amount committed under the contract is approximately $504,000 as of December 31, 2002.

Current Operations

      Final determination of amounts earned under prospective payment and cost-reimbursement activities is subject to review by appropriate governmental authorities or their agents. In the opinion of the Company’s management, adequate provision has been made for any adjustments that may result from such reviews.

      Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

      The Company has acquired and may continue to acquire professional corporations with prior operating histories. Acquired corporations may have unknown or contingent liabilities for failure to comply with health care laws and regulations, such as billing and reimbursement, fraud and abuse and similar anti-referral laws. Although the Company attempts to assure itself that no such liabilities exist and obtains indemnification from prospective sellers covering such matters, there can be no assurance that any such matter will be covered by indemnification or, if covered, that the liability sustained will not exceed contractual limits or the financial capacity of the indemnifying party.

13. Related Party Transactions

      During 2001 and 2000, the Company leased office space from a company whose chief executive officer is Dr. Richard Treadway, the former chairman of the Company’s board of directors. The term of the lease was from May 16, 1999 to July 2002 and was terminated on December 7, 2001. Rent expense for this space

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

totaled $142,154 for the year ended December 31, 2001. The Company believes the terms of this lease were at fair market value.

      Currently the Company leases 7,745 square feet of office space for its executive offices from a company in which Dr. Treadway is a minority investor. The lease was entered into in October 2001 and has a term of approximately six years. The annual rent under this lease is approximately $492,000. The Company believes the terms of this lease are at fair market value.

      Joey Jacobs, the Company’s Chief Executive Officer, serves as a member of the board of directors of Stones River Hospital, a hospital in which the Company manages a unit pursuant to a management agreement. The term of the third amendment to the management agreement is two years, and automatically renews for one year terms unless terminated by either party. Total revenue from this management agreement was $808,000 for the year ended December 31, 2002. The Company believes the terms of the management agreement are consistent with management agreements negotiated at arms-length.

      Jack Salberg, the Company’s Chief Operating Officer, served as a minority owner and member of the board of directors of the entity which owned Riveredge Hospital prior to its acquisition by the Company during 2002. Mr. Salberg disclosed his interest to the board of directors and was not directly involved in the negotiations to acquire the hospital. The Company believes that the purchase price it paid for the Riveredge acquisition constituted its best estimate of fair value. All terms were negotiated on an arms-length basis.

      Edward Wissing, a director of the Company, occasionally provides advisory and consulting services during 2002 to Brentwood Capital Advisors, the Company’s financial advisor. Mr. Wissing also is a party to a consulting arrangement with Brentwood Capital pursuant to which he provides certain consulting services. According to the terms of this consulting arrangement, Mr. Wissing received a fixed consulting fee of $5,000 per month beginning in August 2002 and ending in May 2003.

      Joseph P. Donlan, a director of the Company, is the co-manager of The 1818 Mezzanine Fund II, L.P. (the “1818 Fund”), which is managed by Brown Brothers Harriman & Co. (“Brown Brothers”). Mr. Donlan is a managing director of Brown Brothers. On June 28, 2002, the Company entered into a securities purchase agreement with the 1818 Fund to issue up to $20 million of senior subordinated notes with detachable warrants. At the closing on June 28, 2002, a total of $10 million of the senior subordinated notes were issued. The notes have a term of seven years and bear interest at 12% annually, payable quarterly. The Company issued detachable stock purchase warrants to the 1818 Fund for the purchase of 372,412 shares of Common Stock at an exercise price of $.01 per share. The warrants are exercisable over ten years from the effective date. As of December 31, 2002, the fair value of the warrants totaled approximately $2.0 million.

      On October 12, 2000, Psychiatric Solutions entered into unsecured bridge loans with each of Acacia Venture Partners, L.P. and South Point Venture Partners, L.P. (collectively, “Acacia”) and Oak Investment Partners IV and Affiliates, L.P. (collectively, “Oak”), pursuant to which Psychiatric Solutions borrowed $408,494 from each of Acacia and Oak (the “Bridge Loans”). The Bridge Loans bore interest at 10%, payable monthly. The proceeds were used to fund short-term working capital requirements. On April 30, 2002, Psychiatric Solutions repaid each of the Bridge Loans, together with accrued interest in the amount of $64,111 for each Bridge Loan. Ann H. Lamont, a director of the Company, is a general partner of Oak. Davis S. Heer, a director of the Company, is the general partner of Acacia Management, L.P., the general partner of Acacia.

      On July 31, 2002, Acacia exercised warrants to purchase 118,623 shares of Common Stock. The exercise price for these shares was $.032 per share.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Segment Information

      The Company’s facilities and management contracts comprising the Freestanding Specialty Hospitals and Psychiatric Unit Management divisions, respectively are each similar in their activities and the economic environments in which they operate. Accordingly, the Company’s reportable operating segments consist of (1) Freestanding Specialty Hospitals and (2), Psychiatric Unit Management. Prior to the acquisitions of the Company’s facilities in the third and fourth quarters of 2001 and third quarter of 2002, management had determined that the Company did not have separately reportable segments as defined under Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information.

      The following is a financial summary by business segment for the periods indicated. EBITDA represents income from continuing operations before interest expense (net of interest income), income taxes, depreciation, amortization. EBITDA is commonly used as an analytical indicator within the health care industry and serves as a measure of leverage capacity and debt service ability. EBITDA should not be considered as a measure of financial performance under accounting principles generally accepted in the United States, and the items excluded in determining EBITDA are significant components in understanding and assessing financial performance. Because neither is a measurement determined in accordance with accounting principles generally accepted in the United States, it is susceptible to varying calculations, and as a result our calculation of EBITDA as presented may not be comparable to EBITDA or other similarly titled measures used by the companies (in thousands):

Year Ended December 31, 2002

	Freestanding	Psychiatric
	Specialty	Unit	Corporate
	Hospitals	Management	and Other	Consolidated

Revenue	$81,929	$31,983	$—	$113,912
Salaries, wages and employee benefits	47,050	13,184	2,092	62,326
Professional fees	10,267	3,543	563	14,373
Other operating expenses	11,754	8,050	1,717	21,521
Provision for bad debts	3,467	214	—	3,681

EBITDA	9,391	6,992	(4,372)	12,011
Depreciation and amortization	1,286	379	105	1,770
Interest expense	3,375	325	1,864	5,564
Inter-segment expenses	3,149	902	(4,051)	—

Income (loss) from continuing operations before income taxes	$1,581	$5,386	$(2,290)	$4,677

Segment assets	$51,004	$33,012	$6,122	$90,138

Capital expenditures	$16,092	$171	$622	$16,885

Cost in excess of net assets acquired	$1,238	$27,580	$4	$28,822

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Year Ended December 31, 2001

	Freestanding	Psychiatric	Corporate
	Specialty	Unit	and
	Hospitals	Management	Other	Consolidated

Revenue	$16,020	$27,979	$—	$43,999
Salaries, wages and employee benefits	9,463	15,462	1,258	26,183
Professional fees	2,610	4,115	315	7,040
Other operating expenses	2,171	1,656	456	4,283
Provision for bad debts	385	277	—	662

EBITDA	1,391	6,469	(2,029)	5,831
Depreciation and amortization	170	718	56	944
Interest expense	533	324	1,803	2,660
Inter-segment expenses	448	1,773	$(2,221)	—

Income (loss) from continuing operations before income tax	$240	$3,654	$(1,667)	$2,227

Segment assets	$31,471	$20,394	$2,429	$54,294

Capital expenditures	$18,373	$—	$116	$18,489

Cost in excess of net assets acquired	$538	$14,666	$4	$15,208

15. Other Information

      A summary of activity in the Company’s allowance for bad debts follows (in thousands):

	Balances		Additions	Accounts	Balances
	at	Additions	Charged to	Written	at End
	Beginning	Charged to Costs	Other	Off, Net of	of
	of Period	and Expenses	Accounts(1)	Recoveries	Period

Allowance for bad debts:
Year ended December 31, 2000.	$367	467	1,818	209	$2,443
Year ended December 31, 2001.	2,443	662	921	86	3,940
Year ended December 31, 2002.	3,940	3,681	461	2,798	5,284

(1)	Allowances as a result of acquisition.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Quarterly Information (Unaudited)

      Summarized results for each quarter in the years ended December 31, 2002 and 2001 are as follows (in thousands, except per share data):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

2002
Revenue	$23,188	$22,622	$32,280	$35,822
Net income	$755	$857	$1,606	$2,466
Net income per share:
Basic	$0.15	$0.17	$0.24	$0.32
Diluted	$0.14	$0.16	$0.22	$0.30
2001
Revenue	$7,218	$7,176	$9,944	$19,661
Income from continuing operations	$583	$567	$380	$697
Income (loss) from discontinued operations	$(57)	$273	$1,429	$(57)
Income before extraordinary item	$526	$840	$1,809	$640
Loss from early retirement of debt	$—	$—	$—	$(1,237)
Net income (loss)	$526	$840	$1,809	$(597)
Income before extraordinary item per share:
Basic	$0.10	$0.17	$0.36	$0.13
Diluted	$0.10	$0.16	$0.32	$0.12

17. Financial Information for the Company and Its Subsidiaries

      The Company conducts substantially all of its business through its subsidiaries. Presented below is condensed consolidating financial information for the Company and its subsidiaries as of December 31, 2002, and for the year then ended. The information segregates the parent company (Psychiatric Solutions, Inc.), the combined wholly owned Subsidiary Guarantors, the combined Non-Guarantors, and eliminations. All of the subsidiary guarantees are both full and unconditional and joint and several. No combining financial information has been presented for prior periods as there were no Non-Guarantor Subsidiaries prior to November 2002.

PSYCHIATRIC SOLUTIONS, INC.

CONDENSED CONSOLIDATING BALANCE SHEET

December 31, 2002

		Combined	Combined		Total
		Subsidiary	Non-	Consolidating	Consolidated
	Parent	Guarantors	Guarantors	Adjustments	Amounts

Current Assets:
Cash	—	$1,175	$1,217	—	$2,392
Accounts receivable, net	—	19,473	—	—	19,473
Prepaids and other	—	2,204	15	—	2,219

Total current assets	—	22,852	1,232	—	24,084
Property and equipment:
Land	—	5,253	1,555	—	6,808
Buildings	—	20,908	4,567	—	25,475
Equipment	—	3,253	—	—	3,253
Less accumulated depreciation	—	(1,695)	(294)	—	(1,989)

	—	27,719	5,828	—	33,547
Cost in excess of net assets acquired	—	28,822	—	—	28,822
Contracts, net	—	607	—	—	607
Investments in subsidiaries	76,693	—	—	(76,693)	—
Other assets	—	2,295	783	—	3,078

Total assets	$76,693	$82,295	$7,843	$(76,693)	$90,138

Current Liabilities:
Accounts payable	—	3,338	$—	—	$3,338
Salaries and benefits payable	—	4,825	—	—	4,825
Other accrued liabilities	929	5,460	93	—	6,482
Revolving line of credit	5,383	—	—	—	5,383
Current portion of long-term debt	1,644	—	43	—	1,687

Total current liabilities	7,956	13,623	136	—	21,715
Long-term debt, less current portion	28,267	3,600	4,885	—	36,752
Deferred tax liability	—	258	—	—	258
Other liabilities	—	864	—	—	864

Total liabilities	36,223	18,345	5,021	—	59,589
Stockholders’ equity:
Total stockholders’ equity	40,470	63,950	2,822	(76,693)	30,549

Total liabilities and stockholders’ equity	$76,693	$82,295	$7,843	$(76,693)	$90,138

PSYCHIATRIC SOLUTIONS, INC.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended December 31, 2002

		Combined	Combined		Total
		Subsidiary	Non-	Consolidating	Consolidated
	Parent	Guarantors	Guarantors	Adjustments	Amounts

Revenue	$—	$113,794	$118	$—	$113,912
Salaries, wages and employee benefits	—	62,326	—	—	62,326
Professional fees	—	14,327	46	–	14,373
Supplies	—	5,325	—	—	5,325
Rentals and leases	—	870	—	—	870
Other operating expenses	769	14,489	68	—	15,326
Provision for bad debts	—	3,681	—	—	3,681
Equity (loss) in earnings of subsidiaries	(11,669)	—	—	11,669	—
Depreciation and amortization	—	1,750	20	—	1,770
Interest expense	5,216	324	24	—	5,564

	(5,684)	103,092	158	11,669	109,235
Income (loss) from continuing operations before income taxes	5,684	10,702	(40)	(11,669)	4,677
Provision for (benefit from) income taxes	—	(1,007)	—	—	(1,007)

Net income (loss)	$5,684	$11,709	$(40)	$(11,669)	$5,684

PSYCHIATRIC SOLUTIONS, INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2002

		Combined	Combined		Total
		Subsidiary	Non-	Consolidating	Consolidated
	Parent	Guarantors	Guarantors	Adjustments	Amounts

Operating Activities
Net income (loss)	$5,684	$11,709	$(40)	$(11,669)	$5,684
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	1,750	20	—	1,770
Provision for doubtful accounts	—	3,681	—	—	3,681
Accretion of detachable warrants	—	677	—	—	677
Non-cash stock compensation expense	—	118	—	—	118
Amortization of loan costs	—	419	—	—	419
Release of deferred tax asset valuation allowance	—	(1,332)	—	—	(1,332)
Additional reserve on stockholder notes	—	92	—	—	92
Long-term interest accrued	—	324	—	—	324
(Loss) equity in earnings of subsidiaries	(11,669)	—	—	11,669	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	—	(1,348)	—	—	(1,348)
Prepaids and other current assets	—	(353)	(46)	—	(399)
Accounts payable	—	(2,523)	—	—	(2,523)
Salaries and benefits payable	—	1,504	—	—	1,504
Accrued liabilities and other liabilities	929	(740)	66	—	255

Net cash provided by (used in) continuing operating activities	(5,056)	13,978	—	—	8,922
Investing activities:
Cash acquired (paid) for acquisitions, net of cash paid or acquired	—	6,243	—	—	6,243
Capital purchases of leasehold improvements, equipment and software	—	(1,470)	—	—	(1,470)
Change in net assets of discontinued operations	—	—	—	—	—
Other assets	—	(612)	—	—	(612)

Net cash provided by (used in) investing activities	—	4,161	—	—	4,161
Financing activities:
Net principal (payments) borrowings on long-term debt	7,484	(19,256)	—	—	(11,772)
Payment of loan costs	—	(234)	—	—	(234)
Proceeds from issuance of common stock	—	53	—	—	53
Change in intercompany	(2,428)	2,428	—	—	—

Net cash (used in) provided by financing activities	5,056	(17,009)	—	—	(11,953)
Net increase in cash	—	1,130	—	—	1,130
Cash at beginning of year	—	45	1,217	—	1,262

Cash at end of year	—	1,175	1,217	—	2,392

18. Subsequent Events (Unaudited)

      The Brown Schools Acquisition. On February 13, 2003, Psychiatric Solutions signed a definitive agreement for the purchase of six psychiatric facilities from The Brown Schools, Inc. for $63 million in cash. The six facilities, which have an aggregate of 790 beds, are located in Austin, San Antonio and San Marcos, Texas; Charlottesville, Virginia; Colorado Springs, Colorado; and Tulsa, Oklahoma. For 2002, the facilities produced combined revenues of $76 million. Psychiatric Solutions expects to consummate the transaction, which is subject to customary closing conditions, on April 1, 2003.

      $25 Million Private Placement Of series A convertible preferred stock. On February 4, 2003 Psychiatric Solutions’ stockholders approved the private placement of $25 million of our Series A Convertible Preferred Stock (the “preferred stock”) with affiliates of Oak Investment Partners and Salix Ventures and with Brown Brothers Harriman & Co.’s The 1818 Mezzanine Fund II, L.P. The investors are current investors in Psychiatric Solutions, with Oak Investment Partners and Salix Ventures (or related entities) being among the co-founders of Psychiatric Solutions. Representatives of Salix Ventures and Brown Brothers Harriman currently serve on our Board of Directors. A representative of Oak Investment is expected to be named to the Company’s Board of Directors during the first quarter of 2003. We intend to use the net proceeds from the preferred stock primarily to fund acquisitions of freestanding psychiatric patient facilities. The preferred stock will be issued in two phases: One half will be issued on April 1, 2003, and one-half will be issued on July 1, 2003.

      HUD Refinancing. Psychiatric Solutions is in the process of refinancing a portion of its senior credit facility with various loans guaranteed by the U.S. Department of Housing and Urban Development (HUD). These loans are expected to be in the aggregate amount of approximately $25.0 million and will be secured by real estate and other fixed assets of West Oaks Hospital, Cypress Creek Hospital, Riveredge Hospital and Texas NeuroRehab Center. This refinancing is expected to close in four installments (one per hospital). The first installment, Holly Hill Hospital, closed November 25, 2002. Management anticipates that this refinancing will result in annual interest expense savings of approximately $420,000.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2003	2002

	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$328,000	$796,000
Accounts receivable, less allowances for doubtful accounts of $2,449,000 and $2,327,000 at March 31, 2003 and December 31, 2002, respectively	21,089,000	20,771,000
Other current assets	7,007,000	7,301,000

Total current assets	28,424,000	28,868,000
Other assets
Cash held in trust	870,000	1,026,000
Cost in excess of net asset value of purchased businesses and other intangible assets, net	2,286,000	2,263,000
Unamortized loan costs, net	693,000	754,000
Deferred tax assets	6,135,000	6,407,000

Total other assets	9,984,000	10,450,000
Property and equipment
Land	4,615,000	4,635,000
Buildings and improvements	39,023,000	38,770,000
Equipment, furniture and fixtures	13,594,000	13,439,000

	57,232,000	56,844,000
Less accumulated depreciation	23,500,000	22,865,000

	33,732,000	33,979,000

	$72,140,000	$73,297,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$4,504,000	$7,056,000
Accrued wages and other accrued liabilities	8,286,000	6,756,000
Amounts due to third-party contractual agencies	1,145,000	868,000
Current portion of long-term debt	3,856,000	3,938,000

Total current liabilities	17,791,000	18,618,000
Noncurrent liabilities
Other accrued liabilities	3,675,000	3,724,000
Long-term debt, less current portion	13,061,000	13,865,000

Total liabilities	34,527,000	36,207,000

Commitments and contingencies
Stockholders’ equity
Common stock $.01 par value — authorized 30,000,000 shares; issued 9,498,009 shares at March 31, 2003 and 9,491,681 shares at December 31, 2002	95,000	95,000
Additional paid-in capital	127,169,000	127,143,000
Accumulated deficit	(85,752,000)	(86,249,000)
Treasury stock — 193,850 common shares at March 31, 2003 and December 31, 2002, at cost	(3,899,000)	(3,899,000)

Total stockholders’ equity	37,613,000	37,090,000

	$72,140,000	$73,297,000

See Notes to Condensed Consolidated Financial Statements.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended March 31,

	2003	2002

	(Unaudited)
Revenues	$36,527,000	$35,831,000
Operating Expenses:
Salaries, wages and benefits	23,571,000	22,196,000
Other operating expenses	10,554,000	9,692,000
Provision for doubtful accounts	402,000	720,000
Depreciation	641,000	625,000
Asset impairment charges	—	125,000

Total operating expenses	35,168,000	33,358,000

Income from operations	1,359,000	2,473,000
Non-operating expenses:
Interest and other financing charges, net	557,000	690,000

Income before income taxes	802,000	1,783,000
Provision for income taxes	305,000	214,000

Net income	$497,000	$1,569,000

Income attributable to common stockholders	$497,000	$1,569,000

Income per common share:
Basic	0.05	0.17

Diluted	0.04	0.14

Weighted average number of common shares outstanding:
Basic	9,298,000	9,264,000

Diluted	11,385,000	11,390,000

See Notes to Condensed Consolidated Financial Statements.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended March 31,

	2003	2002

	(Unaudited)
Cash flows from operating activities
Net income	$497,000	$1,569,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	641,000	625,000
Amortization, including loan costs and debt discount	124,000	134,000
Provision for doubtful accounts	402,000	720,000
Asset impairment charges	—	125,000
Gain on sale of assets	(1,000)	—
Change in operating assets and liabilities:
Accounts receivable	(720,000)	(2,863,000)
Intangible and other assets	271,000	(194,000)
Deferred tax assets	272,000	—
Accounts payable	(2,552,000)	(51,000)
Accrued salaries, wages and benefits and other liabilities	1,481,000	2,254,000
Amounts due to third-party contractual agencies	277,000	(135,000)

Total adjustments	195,000	615,000

Net cash provided by operating activities	692,000	2,184,000

Cash flows from investing activities:
Net proceeds from the sale of assets	20,000	155,000
Expenditures for property and equipment	(413,000)	(876,000)
Cash held in trust	156,000	—

Net cash used in investing activities	(237,000)	(721,000)

Cash flows from financing activities:
Loan costs	(35,000)	(53,000)
Proceeds from issuance of debt and warrants	80,000	1,500,000
Payments on debt	(994,000)	(3,050,000)
Net proceeds from exercise of options and stock purchases	26,000	44,000
Registration costs	—	(13,000)

Net cash used in financing activities	(923,000)	(1,572,000)

Net decrease in cash and cash equivalents	(468,000)	(109,000)
Cash and cash equivalents at beginning of period	796,000	752,000

Cash and equivalents at end of period	$328,000	$643,000

Cash paid during the period for:
Interest	$468,000	$595,000

Income taxes	$108,000	$40,000

See Notes to Condensed Consolidated Financial Statements.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
March 31, 2003

1. Basis of Presentation

      Ramsay Youth Services, Inc. (the “Company”) is a provider of behavioral health care treatment programs and services focused on at-risk and special-needs youth. The Company offers a full spectrum of treatment programs and services in residential and non-residential settings. The programs and services are offered through a network of Company-owned or leased facilities (“Owned Operations”) and state or government-owned facilities (“Management Contract Operations”). The Company is headquartered in Coral Gables, Florida and has operations in Alabama, Florida, Georgia, Hawaii, Missouri, Michigan, Nevada, North Carolina, South Carolina, Texas, Utah and Puerto Rico. The Company also provides a limited range of adult behavioral health care services at certain of its locations in response to community demand.

      The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the interim information are, unless otherwise discussed in this report, of a normal recurring nature and have been included. The Company’s business is seasonal in nature and subject to general economic conditions and other factors. Accordingly, operating results for the quarter ended March 31, 2003 are not necessarily indicative of the results that may be expected for the year. The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include valuation reserves for accounts receivable, estimates of revenue to be received from government and other contract reimbursement programs, self-insurance reserves, and estimates related to allocating purchase price to assets and liabilities for prior or future acquisitions. For further information, refer to the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002.

2. Transactions with Affiliates

      At March 31, 2003, three corporate affiliates of Mr. Paul J. Ramsay, Chairman of the Board of the Company, owned an aggregate voting interest in the Company of approximately 58%, as follows: (i) Ramsay Holdings HSA Limited owned 9.7% of the outstanding Common Stock of the Company, (ii) Ramsay Holdings Pty. Ltd. owned approximately 40.1% of the outstanding Common Stock of the Company and (iii) Paul Ramsay Hospitals Pty. Limited (“Ramsay Hospitals”) owned approximately 8.1% of the outstanding Common Stock of the Company.

      In September 2002, the Company entered into a lease agreement for a 110-bed facility in Macon, Georgia with a corporate affiliate of Mr. Paul J. Ramsay, Chairman of the Board of the Company and beneficial owner of approximately 61% of the outstanding Common Stock of the Company (the “Macon Lease”). The lease has a primary term of five years and two successive five-year renewal options. The lease payments are $432,000 per annum and at each renewal option is subject to adjustments based on the change in the Consumer Price Index during the preceding period. In accordance with the terms of the lease, the Company is responsible for all costs of ownership, including taxes, insurance, maintenance and repairs. In addition, the Company has the option to purchase the facility at any time for an amount equal to the

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

aggregate cost of the facility (as defined in the lease agreement) adjusted for the increase in the Consumer Price Index between the commencement of the lease and the purchase date.

      In December 1999, the Company entered into an agreement with one of its directors to serve as a senior advisor in connection with legal issues, acquisitions, financings and other transactions involving the Company. During the quarters ended March 31, 2003 and 2002, the Company paid the director $15,000 in connection with these advisory services.

3. Long-Term Debt

      The Company’s long-term debt is as follows:

	March 31,	December 31,
	2003	2002

Variable rate Term Loan, due September 1, 2004.	$5,195,000	$6,102,000
Revolver, due October 29, 2004.	1,991,000	1,911,000
Acquisition Loan, due October 29, 2004.	208,000	287,000
Subordinated Note (net of discount of $289,000), due January 24, 2007	4,725,000	4,711,000
Subordinated Note (net of discount of $301,000), due January 24, 2007	4,714,000	4,699,000
Other	84,000	93,000

	16,917,000	17,803,000
Less current portion	3,856,000	3,938,000

	$13,061,000	$13,865,000

      The Company’s amended senior credit facility (the “Senior Credit Facility”) consists of a term loan (the “Term Loan”) payable in monthly installments ranging from $83,000 to $302,000 with a final payment of any outstanding principal balance due on September 1, 2004 and a revolving credit facility (the “Revolver”) for an amount up to the lesser of $15,000,000 or the borrowing base of the Company’s receivables (as defined in the agreement) and an acquisition loan commitment of up to $6,000,000 (the “Acquisition Loan”).

      On September 6, 2002, the Company’s senior credit facility and subordinated debt was amended to consent to a commercial lease for the Macon Facility between the Company and a corporate affiliate of Mr. Paul J. Ramsay. On March 14, 2003, the Senior Credit Facility was amended, effective December 31, 2002, to extend the maturity date to October 29, 2004.

      At March 31, 2003, the Company was in compliance with all covenants stipulated in the Senior Credit Facility.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Earnings Per Share

      The following table sets forth the computation of basic and diluted earnings per share:

	Quarter Ended March 31,

	2003	2002

Numerator:
Numerator for basic earnings per share — income attributable to common stockholders	$497,000	$1,569,000
Effect for diluted securities	—	—

Numerator for diluted earnings per share — income attributable to common stockholders after assumed conversions	$497,000	$1,569,000

Denominator:
Denominator for basic earnings per share — weighted-average shares	9,298,000	9,264,000
Effect of dilutive securities:
Employee stock options and warrants	2,087,000	2,126,000

Dilutive potential common shares	2,087,000	2,126,000

Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	11,385,000	11,390,000

Basic earnings per share	$0.05	$0.17

Diluted earnings per share	$0.04	$0.14

      For the quarters March 31, 2003 and 2002, options and warrants totaling 552,819 and 591,781, respectively, were excluded from the above computation because their effect would be antidilutive.

5. Segment Information

Owned Operations

      The Company offers its mental health and behavioral health programs and services at its owned and leased facilities in residential and non-residential settings.

      The residential setting is designed to provide a safe, secure and highly structured environment for the evaluation and development of long-term intensive treatment services. The programs focus on a cognitive behavioral model with family, group and individual counseling, social and life skills development, and educational and recreational programs. The primary focus of these services is to reshape antisocial behaviors by stressing responsibility and achievement of performance and treatment goals.

      The non-residential setting is designed to meet the special needs of patients requiring a less structured environment than the residential setting, but providing the necessary level of treatment, support and assistance to transition back into society. The primary focus of this program is to provide patients, with a clinically definable emotional, psychiatric or dependency disorder, with therapeutic and intensive treatment services. Patients who are assisted through this program have either transitioned out of a residential treatment program, or do not require the intensive services of a residential treatment program.

      Many of the Company’s programs are complemented with specialized educational services designed to modify behavior and assist individuals in developing their academic, social, living and vocational skills necessary to participate successfully in society.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Management Contract Operations

      The Company’s programs and services in its management contract operations are similar in nature to the programs and services offered by the Company at its owned or leased operations; however, the programs and services are provided at facilities owned by the contracting governmental agency. These programs and services focus on solving the specialized needs of the respective agency by providing treatment interventions, including counseling, social interests, substance abuse education and treatment, mental health services, cognitive and life skills development, accredited education and vocational skills. The Company believes that a comprehensive approach, which develops the social, educational, and vocational skills of the individual, creates responsible, contributing, pro-social individuals. This comprehensive approach is essential to achieving the program’s objective of reducing recidivism and integrating the youth into their communities as responsible and productive individuals.

      The following table sets forth, for each of the periods indicated, certain information about segment results of operations and segment assets. There are no inter-segment sales or transfers. Segment profit consists of revenue less operating expenses, and does not include investment income and other, interest and other financing charges, non-recurring items and income taxes. Total assets are those assets used in the operations in each segment. Corporate assets include cash and cash equivalents, property and equipment, intangible assets and notes receivable. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

	Quarter Ended March 31,

	2003	2002

Segment Revenue
Owned operations	$29,117,000	$28,925,000
Management contracts	7,410,000	6,906,000

Total consolidated revenues	$36,527,000	$35,831,000

Segment depreciation and amortization
Owned operations	$583,000	$565,000
Managed contracts	44,000	32,000

	627,000	597,000
Reconciling items
Corporate depreciation and amortization	14,000	28,000

Total consolidated depreciation and amortization	$641,000	$625,000

Segment Profit
Owned operations	$2,666,000	$3,308,000
Management contracts	529,000	585,000

	3,195,000	3,893,000
Reconciling items
Corporate expenses	(1,836,000)	(1,295,000)
Asset impairment charges	—	(125,000)
Interest and other financing charges	(557,000)	(690,000)

Total consolidated income before income taxes	$802,000	$1,783,000

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Quarter Ended March 31,

	2003	2002

Segment Capital Expenses
Owned operations	$381,000	$718,000
Management contracts	25,000	107,000

	406,000	825,000
Reconciling items
Corporate assets	7,000	51,000

Total consolidated capital expenditures	$413,000	$876,000

Segment assets
Owned operations	$58,182,000	$59,267,000
Management contracts	5,100,000	5,140,000

Total segment assets	63,282,000	64,407,000
Reconciling items
Corporate assets	8,858,000	8,890,000

Total consolidated assets	$72,140,000	$73,297,000

6. Accounts Receivable

      The Company has experienced delays in the collection of receivables from its contracts in Puerto Rico. As of March 31, 2003, the Company had approximately $2,000,000 in outstanding receivables due from the Commonwealth of Puerto Rico, of which $1,100,000 was over 120 days past due. Reserves against outstanding Puerto Rico receivables were $1,100,000 as of March 31, 2003. As of May 9, 2003, the Company had collected approximately $0.4 million of the March 31, 2003 outstanding receivable balance, all of which related to receivables under 120 days past due. The Company and its advisors are in active discussions with the Government of Puerto Rico with respect to the payment of the outstanding receivables. The Company believes that it has fully performed its obligations under the Puerto Rico contracts and is entitled to receive payment of these receivables in full. Although the Company has been advised by its legal counsel that the net receivables due on the Puerto Rico contracts are collectable, there can be no assurances that future transactions or events will not result in the need for additional reserves for these accounts receivable. If the Company were to record additional reserves, it would adversely affect earnings in the period in which the reserves are recorded.

      The Government of Puerto Rico has informed the Company that, as a result of budgetary constraints, it will cancel various contracts with private sector providers. In connection therewith, the Company agreed with the Government of Puerto Rico to terminate its contract to provide educational services to juveniles in Puerto Rico effective August 14, 2002. On April 16, 2002, the Company and the Government of Puerto Rico agreed to the cancellation of the Company’s contract to provide a 20-bed specialized mental health treatment program for youth referred by the Mental Health and Anti-Addiction Services Administration of Puerto Rico.

7. Recently Issued Accounting Pronouncements

      In July 2001, the Financial Accounting Standard Board (“FASB”) issued Statement No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS. This Statement requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. This Statement is required to be adopted in

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

fiscal years beginning after June 15, 2002. The Company did not have an impact to its results of operations from the adoption of this Statement.

      In April 2002, the FASB issued Statement No. 145, RESCISSION OF FASB STATEMENTS NO. 4, 44, AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTION. This Statement eliminates extraordinary accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections, clarifies meanings, or describes their applicability under changed conditions. The provisions of this Statement are effective for the Company with the beginning of fiscal year 2003; however, early application of the Statement is encouraged. Debt extinguishments reported as extraordinary items prior to scheduled or early adoption of this Statement would be reclassified in most cases following adoption. The Company did not have an impact to its results of operations from adopting this Statement.

      In June 2002, the FASB issued Statement No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. This Statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management commitment to an exit plan. Adoption of this Statement is required with the beginning of fiscal year 2003. The Company did not have an impact to its results of operations from adopting this Statement.

      In November 2002, the FASB issued Financial Interpretation (FIN) No. 45, GUARANTOR’S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS. FIN No. 45 clarifies and expands on existing disclosure requirements for guarantees, including product warranties. FIN No. 45 also requires recognition of a liability at fair value of a company’s obligations under certain guarantee contracts. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and measurement provisions of FIN No. 45 are applied only on a prospective basis to guarantees issued after December 31, 2002, irrespective of the guarantors’ fiscal year-end. The Company did not have an impact to its results from operations from the adoption of this Statement.

      In December 2002, the FASB issued Statement No. 148, ACCOUNTING FOR STOCK-BASED COMPENSATION — TRANSITION AND DISCLOSURE, an amendment of FASB Statement No. 123. This Statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company did not have an impact to the results of operations from the adoption of this Statement.

      In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. FIN No. 46 provides accounting guidance for consolidation of off-balance sheet entities with certain characteristics (variable interest entities). All enterprises with variable interest in variable interest entities created after January 31, 2003, shall apply the provisions of this interpretation immediately. A public entity with variable interest in a variable interest entity created before February 1, 2003 shall apply the provisions of this interpretation no later than the first interim or annual reporting period beginning after June 15, 2003. The Company does not believe that the implementation of FIN No. 46 will have a material impact on its financial condition, results of operations or cash flows.

8. Accounting for Stock-Based Compensation

      The Company accounts for its stock-based compensation plans under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. The pro forma information below is

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

based on provisions of Statement of Financial Accounting Standard (“FAS”) No. 123, Accounting for Stock-Based Compensation, as amended by FAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, issued in December 2002.

      The Company’s options and warrants become fully vested upon a change in control of the Company. As a result of the Company’s pending merger discussed in Note 10, the pro forma information shown below assumes the options and warrants will be fully amortized to compensation expense by June 30, 2003.

	2003	2002

	(In thousands, except
	per share amounts)
Net earnings as reported	$497,000	$1,569,000
Compensation expense under FAS 123.	1,734,000	435,000

Net earnings (loss) pro forma	$(1,237,000)	$1,134,000

Net earnings (loss) per share — Basic
As reported	$0.05	$0.17
Pro forma	$(0.13)	$0.12
Net earnings (loss) per share — Diluted
As reported	$0.04	$0.14
Pro forma	$(0.11)	$.010

9. Income Taxes

      During the quarter ended June 30, 2002, the Company reversed $7,390,000 of the valuation allowance placed on its deferred tax assets relating to temporary differences that will result in deductible amounts in future years and net operating loss carryforwards. Future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income within the carryforward period available under tax law. The Company has reversed a portion of the valuation allowance because, based on a current review of available objective and verifiable evidence, it is management’s judgment that a portion of the tax benefits associated with the Company’s deferred tax assets will more likely than not be realized. Such evidence includes updated expectations about sufficient future years’ taxable income which reflect the continuing improvement in the Company’s operating results.

      At March 31, 2003, the Company had federal net operating loss carryforwards totaling approximately $25,231,000, which expire in the years 2010 to 2018. The Company also has available alternative minimum tax credit carryforwards of approximately $1,150,000 which may be carried forward indefinitely.

      The net deferred tax assets represent management’s best estimate of the tax benefits that will more likely than not be realized in future years at each reporting date. However, there can be no assurance that the Company can generate taxable income to realize the net deferred tax assets. In addition, under the Tax Reform Act of 1986, certain future changes in ownership resulting from the sale of stock may limit the amount of net operating loss carryforwards that can be utilized on an annual basis. The Company has and continues to evaluate compliance relating to the utilization of the net operating loss carryforwards, and believes it has complied in all material respects. A failure to meet the requirements could result in a loss or limitation of the utilization of carryforwards, which could have a material adverse effect on the Company’s financial position and results of operations in future periods.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      Deferred taxes as of March 31, 2003 and December 31, 2002 are summarized as follows:

	March 31,

	2003	2002

Deferred tax liabilities:
Book basis of intangible assets over tax basis	$41,000	$41,000
Prepaid maintenance	270,000	325,000

Total deferred tax liabilities	311,000	366,000

Deferred tax assets:
Allowance for doubtful accounts	529,000	537,000
General and professional liability insurance	878,000	833,000
Accrued employee benefits	887,000	726,000
Capital loss carryovers	445,000	445,000
Tax basis of fixed assets over book basis	116,000	116,000
Other accrued liabilities	1,119,000	1,182,000
Net operating loss carryovers	8,579,000	11,014,000
Alternative minimum tax credit carryovers	1,150,000	1,150,000
Total deferred tax assets	13,703,000	16,003,000
Valuation allowance for deferred tax assets	(7,257,000)	(9,230,000)

Deferred tax assets, net of valuation allowance	6,446,000	6,773,000

Net deferred tax assets	$6,135,000	$6,407,000

10. Subsequent Events

      On April 8, 2003, the Company entered into an agreement and plan of merger (the “Agreement”) with Psychiatric Solutions, Inc. (“PSI”). Under the terms of the Agreement, PSI will pay in cash $5.00 per share of outstanding common stock, and assume the Company’s outstanding debt. The transaction is subject to customary closing conditions including receipt of regulatory approvals as well as approval by the Company’s stockholders. PSI is in the process of arranging financing for the transaction. The merger is scheduled for completion by early July 2003.

      On May 1, 2003, Mr. Aaron Beam, Jr. resigned from his position as a member of the Company’s Board of Directors and as a member of the Compensation, Audit and Independent Directors Committees of the Board of Directors. In addition, on May 1, 2003, Mr. Beam agreed to the cancellation of options to purchase 13,334 shares of Ramsay Common Stock in exchange for a payment of $40,000.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Stockholders

Ramsay Youth Services, Inc. and Subsidiaries

We have audited the consolidated balance sheets of Ramsay Youth Services, Inc. and subsidiaries (the “Company”) as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ramsay Youth Services, Inc. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill and indefinite-lived assets to conform to Statement of Financial Accounting Standards No. 142.

DELOITTE & TOUCHE LLP

Certified Public Accountants

Miami, Florida

March 14, 2003
(April 8, 2003, as to Note 19)

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2001

ASSETS
Assets
Cash and cash equivalents	$796,000	$752,000
Accounts receivable, net	20,771,000	23,307,000
Other current assets	7,301,000	6,091,000

Total current assets	28,868,000	30,150,000
Other assets
Cash held in trust	1,026,000	1,021,000
Cost in excess of net asset value of purchased business and other intangible assets, net	2,263,000	2,232,000
Unamortized loan costs, net	754,000	1,077,000
Deferred tax asset	6,407,000	—

Total other assets	10,450,000	4,330,000
Property and Equipment
Land	4,635,000	4,659,000
Buildings and improvements	38,770,000	37,829,000
Equipment, furniture and fixtures	13,439,000	12,580,000

	56,844,000	55,068,000
Less accumulated depreciation	22,865,000	20,537,000

	33,979,000	34,531,000

	$73,297,000	$69,011,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$7,056,000	$5,604,000
Accrued wages and other accrued liabilities	6,756,000	6,366,000
Amounts due to third-party contractual agencies	868,000	1,709,000
Current portion of long-term debt	3,938,000	3,372,000

Total current liabilities	18,618,000	17,051,000
Noncurrent liabilities
Other accrued liabilities	3,724,000	4,129,000
Long-term debt, less current portion	13,865,000	23,506,000

Total liabilities	36,207,000	44,686,000

Commitments and contingencies
Stockholders’ equity
Common stock $.01 par value — authorized 30,000,000 shares; issued 9,491,681 shares at December 31, 2002, and 9,445,449 shares at December 31, 2001	95,000	94,000
Additional paid-in capital	127,143,000	127,047,000
Accumulated deficit	(86,249,000)	(98,917,000)
Treasury stock — 193,850 common shares at December 31, 2002 and 2001	(3,899,000)	(3,899,000)

Total stockholders’ equity	37,090,000	24,325,000

	$73,297,000	$69,011,000

See Notes to Consolidated Financial Statements.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31,

	2002	2001	2000

Provider-based revenue	$145,156,000	$134,416,000	$108,360,000
Operating expenses:
Salaries, wages and benefits	90,943,000	83,563,000	68,353,000
Other operating expenses	40,365,000	37,715,000	28,310,000
Provision for doubtful accounts	1,867,000	2,911,000	2,817,000
Depreciation and amortization	2,577,000	2,430,000	2,369,000
Asset impairment	125,000	124,000	—

Total operating expenses	135,877,000	126,743,000	101,849,000

Income from operations	9,279,000	7,673,000	6,511,000

Non-operating expenses:
Interest and other financing charges	(2,475,000)	(3,299,000)	(2,706,000)
Losses related to asset sales and closed businesses	—	(130,000)	(705,000)

Total non-operating expenses, net	(2,475,000)	(3,429,000)	(3,411,000)

Income before income taxes	6,804,000	4,244,000	3,100,000
(Benefit) provision for income taxes	(5,864,000)	778,000	248,000

Net income	$12,668,000	$3,466,000	$2,852,000

Income per common share:
Basic	$1.37	$0.38	$0.32

Diluted	$1.11	$0.34	$0.32

Weighted average number of common shares outstanding
Basic	9,278,000	9,046,000	8,913,000

Diluted	11,405,000	10,340,000	8,954,000

See Notes to Consolidated Financial Statements.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common	Common	Additional	Accumulated
	Stock Shares	Stock	Paid-In Capital	Deficit	Treasury Stock

Balance at January 1, 2000	$9,086,191	$90,000	$126,138,000	$(105,235,000)	$(3,899,000)
Issuance of common stock in connection with employee stock purchase plan	34,989	1,000	42,000	—	—
Issuance of warrants in connection with subordinated debt	—	—	861,000	—	—
Registration costs	—	—	(17,000)	—	—
Net income	—	—	—	2,852,000	—

Balance at December 31, 2000	9,121,180	91,000	127,024,000	(102,383,000)	(3,899,000)
Issuance of common stock in connection with employee stock purchase plan	29,672	—	26,000	—	—
Issuance of common stock in connection with exercise of warrants	294,597	3,000	(3,000)	—	—
Net income	—	—	—	3,466,000	—

Balance at December 31, 2001	9,445,449	94,000	127,047,000	(98,917,000)	(3,899,000)
Issuance of common stock in connection with employee stock purchase plan	16,983	—	39,000	—	—
Issuance of common stock in connection with exercise of options and warrants	29,249	1,000	69,000	—	—
Registration costs	—	—	(12,000)	—	—
Net income	—	—	—	12,668,000	—

Balance at December 31, 2002	$9,491,681	$95,000	$127,143,000	$(86,249,000)	$(3,899,000)

See Notes to Consolidated Financial Statements.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2002	2001	2000

Operating activities
Net income	$12,668,000	$3,466,000	$2,852,000
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	2,577,000	2,289,000	1,945,000
Amortization, including loan costs and debt discount	535,000	693,000	756,000
Loss related to asset sales and closed businesses	17,000	130,000	705,000
Asset impairment	125,000	124,000	—
Provision for doubtful accounts	1,867,000	2,911,000	2,817,000
Change in operating assets and liabilities net of effects of business acquired:
Decrease (increase) in accounts receivable	670,000	(3,850,000)	(10,026,000)
(Increase) decrease in other current assets	(1,076,000)	(332,000)	2,331,000
Deferred tax asset	(6,407,000)	—	—
Increase (decrease) in accounts payable	1,452,000	(1,989,000)	331,000
(Decrease) increase in accrued salaries, wages and other liabilities	(16,000)	479,000	(3,493,000)
Decrease in amounts due to third-party contractual agencies	(841,000)	(1,923,000)	(1,561,000)

Total adjustments	(1,097,000)	(1,468,000)	(6,195,000)

Net cash provided by (used in) operating activities	11,571,000	1,998,000	(3,343,000)

Investing activities
Increase in net assets held for sale	—	—	(39,000)
Expenditures for property and equipment	(2,473,000)	(2,467,000)	(2,503,000)
Acquisitions	—	—	(8,232,000)
(Increase) decrease in cash held in trust	(5,000)	20,000	852,000
Proceeds for sale of assets	159,000	472,000	100,000

Net cash used in investing activities	(2,319,000)	(1,975,000)	(9,822,000)

Financing activities
Loan costs	(120,000)	(42,000)	(761,000)
Amounts paid to affiliate	—	—	(600,000)
Issuance of employee stock	39,000	26,000	43,000
Net proceeds from exercise of options	70,000	—	—
Proceeds from issuance of debt and warrants	1,531,000	2,007,000	16,983,000
Payment on debt	(10,716,000)	(2,801,000)	(1,566,000)
Registration costs	(12,000)	—	(17,000)

Net cash (used in) provided by financing activities	(9,208,000)	(810,000)	14,082,000

Net increase (decrease) in cash and cash equivalents	44,000	(787,000)	917,000
Cash and cash equivalents at beginning of period	752,000	1,539,000	622,000

Cash and cash equivalents at end of period	$796,000	$752,000	$1,539,000

Cash paid during the period for:
Interest (net of amount capitalized)	$2,095,000	$2,941,000	$2,137,000

Income taxes	$483,000	$429,000	$1,239,000

See Notes to Consolidated Financial Statements.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

1. Organization and Summary of Significant Accounting Policies

Industry

      Ramsay Youth Services, Inc. is a provider of behavioral health care treatment programs and services focused on at-risk and special-needs youth. The Company offers a full spectrum of treatment programs and services in residential and non-residential settings. The programs and services are offered through a network of Company-owned or leased facilities (“Owned Operations”) and state or government-owned facilities (“Management Contract Operations”). The Company is headquartered in Coral Gables, Florida and has operations in Alabama, Florida, Georgia, Hawaii, Missouri, Michigan, Nevada, North Carolina, South Carolina, Texas, Utah and Puerto Rico. The Company also provides a limited range of adult behavioral health care services at certain of its locations in response to community demand.

Basis of Presentation

      The consolidated financial statements include the accounts of Ramsay Youth Services, Inc. and its majority-owned subsidiaries (the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

      The Company provides services to individuals without insurance and accepts assignments of individuals’ third party benefits without requiring collateral. Exposure to losses on receivables due from these individuals is principally dependent on each individual’s financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. The mix of the receivables from residents and third-party payors was as follows:

	December 31,

	2002	2001

State Agencies	52.8%	63.4%
Medicaid	22.5	17.3
Medicare	7.7	5.5
Commercial	7.8	5.7
Managed Care	4.9	1.9
Self-Pay	1.2	1.2
Other	3.1	5.0

	100.0%	100.0%

Allowance for Doubtful Accounts

      The Company carries accounts receivables at the amount it deems to be collectable. Estimates are used in determining the Company’s allowance for doubtful accounts and are based on the Company’s historical

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

collection experience, current trends and credit policy. Although the Company believes its allowance is sufficient, if the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company continually evaluates the adequacy of its allowance for doubtful accounts. Recoveries are recognized in the period they are received. The ultimate amount of accounts receivable that becomes uncollectable could differ from those estimated.

      As a result of budgetary constraints, on December 15, 2001 the Government of Puerto Rico cancelled the Company’s contract to provide mental health and substance abuse services. In addition, on April 16, 2002 and August 14, 2002, the Government of Puerto Rico also cancelled the Company’s contracts to provide a 20-bed specialized treatment program and an educational program to youth in Puerto Rico, respectively. Total revenues from these three contracts for the years ended December 31, 2002, 2001 and 2000 were approximately $2.0 million, $6.2 million and $5.6 million, respectively. Total operating (loss) or income from these contracts for the years ended December 31, 2002, 2001 and 2000 was approximately ($0.3 million), $0.6 million and $1.3 million, respectively. The Company’s remaining contract with the Government of Puerto Rico is for the management of the 120-bed Bayamon facility. Although the contract for the management of the Bayamon facility does not expire until April 27, 2004, there can be no assurances that the Government of Puerto Rico will not cancel the contract prior to its expiration date. If the Bayamon contract is cancelled, the Company may incur additional costs and charges associated with the early termination of the contract. Total revenues and operating income generated by the Bayamon facility contract for the year ended December 31, 2002 were approximately $5.8 million and $0.4 million, respectively.

      The Company has experienced delays in the collection of receivables from certain of its contracts in Puerto Rico. During the year ended December 31, 2002, the Company collected approximately $1.4 million of past due receivables from the Government of Puerto Rico. As of December 31, 2002, the Company had approximately $2.0 million in outstanding receivables due from its contracts in Puerto Rico, of which $1.1 million was over 120 days past due. Reserves against outstanding Puerto Rico receivables were $1.1 million as of December 31, 2002. As of March 14, 2003, the Company had collected approximately $0.9 million of the December 31, 2002 outstanding receivable balance, all of which related to receivables under 120 days past due. The Company and its advisors are in active discussions with the Government of Puerto Rico with respect to the payment of the outstanding receivables. Although the Company has been advised by its legal counsel that the receivables due on the Puerto Rico contracts are collectable, there can be no assurances that the amounts will be collected.

Cash and Cash Equivalents

      Cash and cash equivalents include cash on hand and short-term, highly liquid, interest-bearing investments, with original maturities less than three months, consisting primarily of money market mutual funds. Deposits in banks may exceed the amount of insurance provided on such deposits. The Company performs reviews of the credit worthiness of its depository banks. The Company has not experienced any losses on its deposits of cash in banks.

Cash Held in Trust

      Cash held in trust includes cash held in escrow from the sale of certain assets (see Note 2) and cash and short term investments set aside for the payment of losses in connection with the Company’s self-insured retention for professional and general liability claims.

Cost in Excess of Net Asset Value of Purchased Businesses and Other Intangible Assets

      Cost in excess of net asset value of purchased businesses relates to certain acquisitions made by the Company (see Note 4). Prior to January 1, 2002, amounts were being amortized on a straight-line basis over

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

a term ranging from 3 to 40 years with a weighted average life of approximately 20 years. As the result of Statement of Financial Accounting Standards (“SFAS”) No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, a new accounting pronouncement which became effective in 2002, the Company now evaluates its intangible assets to determine whether they will continue to be amortized or will be tested annually for impairment. The Company has completed its initial test of goodwill and has classified its goodwill in accordance with the Statement’s criteria. Goodwill amortization for the Company for the years ended December 31, 2002, 2001 and 2000 was $0, $141,000 and $424,000, respectively.

      The Company periodically reviews its intangible assets to assess recoverability. The carrying value of cost in excess of net asset value of purchased businesses is reviewed by the Company’s management if the facts and circumstances suggest that it may be impaired. The amount of impairment, if any, would be measured based on discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds. As of December 31, 2002 and 2001 costs in excess of net asset value of purchased businesses, net of accumulated amortization of $1,521,000, was $2,232,000.

	Year Ended December 31,

	2002	2001	2000

	($000s except for earnings per
	share amounts)
Reported net income	$12,668	$3,466	$2,852
Add back: Goodwill amortization	—	115	390

Adjusted net income	$12,668	$3,581	$3,242

Basic earnings per share:
Reported net income	$1.37	$0.38	$0.32
Goodwill amortization	—	.01	.04

Adjusted net income	$1.37	$0.39	$0.36

Diluted earnings per share:
Reported net income	$1.11	$0.34	$0.32
Goodwill amortization	—	.01	.04

Adjusted net income	$1.11	$0.35	$0.36

Unamortized Loan Costs

      Loan costs are deferred and amortized ratably over the life of the loan and are included in interest and other financial charges. Accumulated amortization of the Company’s loan costs as of December 31, 2002 and 2001 was $1,418,607 and $1,136,000, respectively.

Property and Equipment

      Property and equipment are stated at cost less accumulated depreciation, except for assets considered to be impaired, which are stated at fair value of the assets as of the date the assets are determined to be impaired. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the accounts.

      Depreciation is computed substantially on the straight-line method for financial reporting purposes and on accelerated methods for income tax purposes. Depreciation is not recorded on assets determined to be impaired or during the period they are held for sale. The general range of estimated useful lives for financial reporting purposes is twenty to forty years for buildings and five to 10 years for equipment. For the years

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

ended December 31, 2002, 2001 and 2000, depreciation expense recorded on the Company’s property and equipment totaled $2,577,000, $2,300,000 and $1,945,000, respectively.

Revenue Recognition

      Revenues are recognized at the time services are provided. Net revenues include estimated reimbursable amounts from Medicare, Medicaid and other contracted reimbursement programs. Amounts received by the Company for treatment of individuals covered by such programs, which may be based on the cost of services provided or predetermined rates, are generally less than the established billing rates of the Company’s facilities. Final determination of amounts earned under contracted reimbursement programs is subject to review and audit by the appropriate agencies. Differences between amounts recorded as estimated settlements and the audited amounts are reflected as adjustments to provider based revenues in the period the final determination is made (see Note 13).

Medical Expenses

      The Company records the cost of medical services when such services are provided.

Insurance

      The Company carries general and professional liability, comprehensive property damage, malpractice, workers’ compensation, and other insurance coverages that management considers adequate for the protection of its assets and operations.

      The Company maintains self-insured retentions related to its professional and general liability and workers’ compensation insurance programs. The Company’s operations are insured for professional liability on a claims-made basis and for general liability and workers’ compensation on an occurrence basis. The Company records the liability for uninsured losses related to asserted and unasserted claims arising from reported and unreported incidents based on independent valuations which consider claim development factors, the specific nature of the facts and circumstances giving rise to each reported incident and the Company’s history with respect to similar claims. The development factors are based on a blending of the Company’s actual experience with industry standards.

      The Company funds the expected losses of its workers’ compensation claims through a rent-a-captive arrangement with an offshore entity wholly owned by a United States insurance carrier. The Company also maintains an aggregate stop loss policy for its workers’ compensation claims.

Income Taxes

      Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future tax benefits are required to be recognized to the extent that realization of such benefits is more likely than not. A valuation allowance is established for those benefits that do not meet the more likely than not criteria.

Earnings Per Share

      For all periods presented, the Company has calculated earnings per share in accordance with SFAS No. 128, Earnings Per Share. Basic earnings per share is based on the weighted average number of shares outstanding during each period. Diluted earnings per share further assumes that, under the treasury stock method, dilutive stock options and warrants are exercised.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock-Based Compensation

      At December 31, 2002, the Company has eight stock-based employee compensation plans, which are described more fully in Note 11. The company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and Related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-based Compensation, to stock-based employee compensation.

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. Because compensation expense associated with a stock option award is recognized over the vesting period, the initial impact of applying SFAS No. 123 may not be indicative of compensation expense in future years, when the effect of the amortization of multiple awards will be reflected in pro forma net income. The Company’s actual and pro forma information follows:

	Year Ended December 31,

	2002	2001	2000

Net income, as reported	$12,668,000	$3,466,000	$2,852,000
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,399,000)	(1,518,000)	(1,213,000)

Pro forma net income	$11,269,000	$1,948,000	$1,639,000

Earnings per share:
Basic — as reported	$1.37	$.38	$.32

Basic — pro forma	$1.21	$.22	$.18

Diluted — as reported	$1.11	$.34	$.32

Diluted — pro forma	$.99	$.19	$.18

Fair Value of Financial Instruments

      The carrying amount of financial instruments including cash and cash equivalents, cash held in trust, accounts receivable from services, and accounts payable approximate fair value as of December 31, 2002 due to the short maturity of the instruments and reserves for potential losses, as applicable. The carrying amounts of long-term debt obligations issued pursuant to the Company’s senior credit facility approximate fair value because the interest rates on these instruments are subject to change with market interest rates.

New Accounting Requirements

      In July 2001, the Financial Accounting Standard Board (“FASB”) issued Statement No. 143, Accounting for Asset Retirement Obligations. This Statement requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. This Statement is required to be adopted in fiscal years beginning after June 15, 2002. The Company does not anticipate a significant impact to the results of operations from the adoption of this Statement.

      In April 2002, the FASB issued Statement No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction. This Statement eliminates extraordinary

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections, clarifies meanings, or describes their applicability under changed conditions. The provisions of this Statement are effective for the Company with the beginning of fiscal year 2003; however, early application of the Statement is encouraged. Debt extinguishments reported as extraordinary items prior to scheduled or early adoption of this Statement would be reclassified in most cases following adoption. The Company does not anticipate a significant impact on its results of operations from adopting this Statement.

      In June 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management commitment to an exit plan. Adoption of this Statement is required with the beginning of fiscal year 2003. The Company has not yet completed its evaluation of the impact of adopting this Statement.

      In November 2002, the FASB issued Financial Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. FIN No. 45 clarifies and expands on existing disclosure requirements for guarantees, including product warranties. FIN No. 45 also requires recognition of a liability at fair value of a company’s obligations under certain guarantee contracts. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and measurement provisions of FIN No. 45 are applied only on a prospective basis to guarantees issued after December 31, 2002, irrespective of the guarantors’ fiscal year-end. The Company does not believe that the implementation of FIN No. 45 will have a material impact on its financial condition, results of operations or cash flows.

      In December 2002, the FASB issued Statement No. 148, Accounting for Stock-based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not anticipate a significant impact to the results of operations from the adoption of this Statement.

      In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. FIN No. 46 provides accounting guidance for consolidation of off-balance sheet entities with certain characteristics (variable interest entities). All enterprises with variable interest in variable interest entities created after January 31, 2003, shall apply the provisions of this interpretation immediately. A public entity with variable interest in a variable interest entity created before February 1, 2003 shall apply the provisions of this interpretation no later than the first interim or annual reporting period beginning after June 15, 2003. The Company does not believe that the implementation of FIN No. 46 will have a material impact on its financial condition, results of operations or cash flows.

2. Asset Sales and Closed Businesses

      On June 7, 2000, the Company sold five of its contracts to manage charter schools and personal property with a book value of approximately $800,000 (including the net book value of cost in excess of net asset value of purchased businesses and other intangible assets) for $352,000, resulting in a loss of $456,000 after transaction costs. Additionally, in December 2000, the Company cancelled a long term consulting agreement with the purchaser of the aforementioned contracts and incurred $249,000 in cancellation fees effectively increasing the total loss to $705,000.

      As of December 31, 2000, the assets relating to the Company’s facility in Palm Bay, Florida were reflected as assets held for sale in the accompanying balance sheets. On May 15, 2001, the Company sold the

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

facility for $2,300,000. Proceeds from the sale included a $500,000 cash payment at closing and a $1,800,000, 8% promissory note, due and payable on June 30, 2003. During the year ended December 31, 2001, the Company agreed to accept a discount of $130,000 for the full payment of the promissory note and accrued interest. This note is now expected to be repaid at its original maturity date of June 30, 2003 for the undiscounted amount of $1.8 million. The discount is included as a loss on sale of assets during the year ended December 31, 2001 in the accompanying financial statements. For the year ended December 31, 2001, revenues and net income before taxes from the Palm Bay facility operations were $65,000 and $40,000, respectively. Revenues and net loss before taxes for the Palm Bay facility for the year ended December 31, 2000 were $117,000 and $59,000, respectively.

3. Impairment of Assets

      In accordance with FASB No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company periodically reviews its long-lived assets (land, buildings, fixed equipment, cost in excess of net asset value of purchased businesses and other intangible assets) to determine if the carrying value of these assets is recoverable, based on the future cash flows expected from the assets.

      During the year ended December 31, 2002 and 2001, the Company closed two of its community based programs in South Carolina and recorded asset impairment charges of $125,000 and $124,000, respectively. The asset impairment charges were determined based on the differences between the carrying value of the assets and the expected net proceeds from the sale of each facility.

4. Acquisitions

      On August 4, 2000, the Company acquired the operating assets of Charter Behavioral Health System of Manatee Palms, L.P. (“Manatee Palms”) from Charter Behavioral Health Systems, LLC and the corresponding real estate from Crescent Real Estate Funding VII, L.P. for a cash purchase price of $7,700,000. The acquisition was accounted for under the purchase method of accounting. In connection with the acquisition, the Company recorded cost in excess of net asset value of purchased businesses of $1,892,000. Prior to FASB Statement No. 142, this amount was being amortized on a straight-line basis over a term of 20 years. The operations of Manatee Palms have been included in the Company’s consolidated statement of operations effective August 4, 2000. The Company’s Senior Credit Facility was amended on August 4, 2000 to provide for the approval of this acquisition (see Note 6).

5. Transactions with Affiliates

      At December 31, 2002, three corporate affiliates of Mr. Paul J. Ramsay, Chairman of the Board of the Company, owned an aggregate voting interest in the Company of approximately 58.02%, as follows: (i) Ramsay Holdings HSA Limited owned 9.75% of the outstanding Common Stock of the Company, (ii) Ramsay Holdings Pty. Ltd. owned approximately 40.13% of the outstanding Common Stock of the Company and (iii) Paul Ramsay Hospitals Pty. Limited (“Ramsay Hospitals”) owned approximately 8.08% of the outstanding Common Stock of the Company.

      In September 2002, the Company entered into a lease agreement for a 110-bed facility in Macon, Georgia with a corporate affiliate of Mr. Paul J. Ramsay, Chairman of the Board of the Company and beneficial owner of approximately 59% of the outstanding Common Stock of the Company (the “Macon Lease”). The lease has a primary term of five years and two successive five year renewal options. The lease payments are $432,000 per annum and at each renewal option are subject to adjustments based on the change in the Consumer Price Index during the preceding period. In accordance with the terms of the lease, the Company is responsible for all costs of ownership, including taxes, insurance, maintenance and repairs. In addition, the Company has the option to purchase the facility at any time for an amount equal to the

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

aggregate cost of the facility (as defined in the lease agreement) adjusted for the increase in the Consumer Price Index between the commencement of the lease and the purchase date.

      In December 1999, the Company entered into an agreement with one of its directors to serve as a senior advisor in connection with legal issues, acquisitions, financings and other transactions involving the Company. During the years ended December 31, 2002, 2001 and 2000, the Company paid the director $61,242, $66,256 and $68,783, respectively (including expense reimbursements) in connection with these advisory services.

      In October 1999, the Company entered into an agreement with Excel Vocational Alternatives, Inc. (“Excel”) for the provision by Excel of consulting and advisory services in connection with the creation of a Job Corps division for the Company. An executive officer of the Company is President and has a 50% ownership interest in Excel. On June 1, 2001, the Company cancelled its agreement with Excel. During the year ended December 31, 2001 and 2000, the Company paid Excel $150,000 and $192,500, respectively, in connection with these advisory services.

6. Borrowings

      The Company’s long-term debt is as follows:

	December 31,

	2002	2001

Variable rate Term Loan, due October 30, 2004	$6,102,000	$8,134,000
Revolver, due October 30, 2004	1,911,000	7,503,000
Acquisition Loan, due October 3, 2003	287,000	1,849,000
Subordinated Note (net of discount of $289,000), due January 24, 2007	4,711,000	4,660,000
Subordinated Note (net of discount of $301,000), due January 24, 2007	4,699,000	4,640,000
Other	93,000	92,000

	17,803,000	26,878,000
Less current portion	3,938,000	3,372,000

	$13,865,000	$23,506,000

      The Company’s senior credit facility, as amended, (the “Senior Credit Facility”) consists of a term loan (the “Term Loan”) payable in monthly installments ranging from $83,000 to $302,000 with final payment of any outstanding principal balance due on September 1, 2004 and a revolving credit facility (the “Revolver”) for an amount up to the lesser of $15,000,000 or the borrowing base of the Company’s receivables (as defined in the agreement) and an acquisition loan commitment of up to $6,000,000 (the “Acquisition Loan”).

      The Company’s Senior Credit Facility also provided for a $1,250,000 bridge loan advance under the Acquisition Loan. On August 2, 2002 the Company paid off its $1,250,000 bridge loan advance under the Acquisition Loan.

      In connection with the aforementioned bridge loan advance, a corporate affiliate of Paul J. Ramsay, Chairman of the Board of the Company, entered into a Junior Subordinated Note Purchase Agreement with the Senior Credit Facility lender to participate in the Senior Credit Facility in an amount equal to the bridge loan advance.

      Interest on the Term Loan and the Revolver varies, and at the option of the Company, would equal (i) a function of a base rate plus a margin ranging from 0.5% to 2.0% (4.75% at December 31, 2002), based on the Company’s ratio of total indebtedness to EBITDA or (ii) a function of the Eurodollar rate plus a margin

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

ranging from 2.0% to 3.5% (3.43% at December 31, 2002), based on the Company’s ratio of total indebtedness to EBITDA.

      Interest on the Acquisition Loan varies, and at the option of the Company, would equal (i) a function of a base rate plus a margin ranging from 0.75% to 2.25% (5.0% at December 31, 2002), based on the Company’s ratio of total indebtedness to EBITDA or (ii) a function of the Eurodollar rate plus a margin ranging from 2.25% to 3.75% (3.68% at December 31, 2002), based on the Company’s ratio of total indebtedness to EBITDA.

      Additionally, the Company is obligated to pay to the financial institution an amount equal to one half of 1% of the unused portion of the Revolver and the Acquisition Loan.

      The Senior Credit Facility requires that the Company meet certain covenants, including (i) the maintenance of certain fixed charge coverage, interest coverage and leverage ratios, (ii) the maintenance of certain pro forma availability levels (as defined in the credit agreement) and (iii) a limitation on capital expenditures. The Senior Credit Facility also prohibits the payment of cash dividends to common stockholders of the Company.

      On September 6, 2002, the Company’s Senior Credit Facility was amended to allow for the execution of the Macon Lease (see Note 5). On March 14, 2003, the Senior Credit Facility was amended, effective December 31, 2002, to extend the maturity date to October 30, 2004.

      During the twelve months ended December 31, 2001, the Company exceeded the capital expenditure limitation in the Senior Credit Facility. On February 25, 2002, the Company’s lender agreed to amend the Senior Credit Facility, retroactive to December 31, 2001, to provide for among other items: (i) an increase in the permitted capital expenditures, (ii) a $3.0 million increase in the revolving credit loan commitment, and (iii) a $1.5 million additional advance on the term loan.

      As of December 31, 2002 and 2001, the Company was in compliance with all covenants stipulated in the Senior Credit Facility.

      The Company and its subsidiaries have pledged substantially all of their real property, receivables and other assets as collateral for the Senior Credit Facility.

      On January 25, 2000 and June 19, 2000, the Company entered into subordinated note and warrant purchase agreements with two unrelated financial institutions for an aggregate principal amount of $5 million each (the “Subordinated Notes”). The Subordinated Notes permit each of the financial institutions to exercise, under certain conditions, up to 475,000 warrants which are convertible into the Company’s common stock. The aggregate value of the warrants at the time of issuance was $861,000. On August 17, 2001, one of the financial institutions exercised its warrant purchase agreement and converted 475,000 warrants into 294,597 shares of common stock utilizing the cashless exercise provision outlined in the warrant agreement. Borrowings under the Subordinated Notes bear interest at a rate of 12.5% per annum. The interest is payable quarterly, and the principal balance and any unpaid interest is due January 24, 2007.

      In connection with the Subordinated Notes, the Company incurred loan costs of approximately $679,000. The loan costs are deferred and amortized ratably over the life of the loans. The amortization is included in interest and other financing charges in the accompanying consolidated statement of operations and the unamortized balance is included as unamortized loan costs in the accompanying consolidated balance sheet.

      The aggregate scheduled maturities of long term debt outstanding during the next five years are as follows: 2003 — $3,938,000; 2004 — $4,411,000; 2005 — $25,000; 2006 — $15,000 and 2007 — $10,004,000.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Operating Leases

      On September 28, 1998, the Company sold and leased back the land, buildings and fixed equipment of its Havenwyck facility in Auburn Hills, Michigan. The lease has a term of 12 years and currently requires annual minimum lease payments of approximately $1,387,000, payable monthly. Effective April 1 of each year, the lease payments are subject to upward adjustments (not to exceed 3% annually) in the consumer price index over the preceding twelve months.

      In August 1997, the Company leased its Meadowlake facility in Oklahoma to an independent health care provider (the “tenant”) for an initial term of three years, with four three-year renewal options. Lease payments total $385,000 per year and at each renewal option are subject to adjustment based on the change in the consumer price index during the preceding lease period. In accordance with the terms of the lease agreement, the tenant is responsible for all costs of ownership, including taxes, insurance, maintenance and repairs. In addition, the tenant has the option to purchase the facility at any time for $2,500,000. The book value of the facility was $1,900,000 on December 31, 2002.

      In April 1995, the Company sold and leased back the land, buildings and fixed equipment of its Mission Vista facility in San Antonio, Texas. The lease at the Mission Vista facility has a primary term of 15 years (with three successive renewal options of 5 years each) and at December 31, 2002 had aggregate annual minimum rentals of approximately $601,000, payable monthly.

      Rent expense related to noncancellable operating leases amounted to $4,163,000, $3,916,000 and $3,256,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

      Future minimum lease payments required under noncancellable operating leases as of December 31, 2002 are as follows: 2003 — $3,681,000; 2004 — $3,401,000; 2005 — $3,215,000; 2006 — $2,692,000, 2007 — $2,387,000 and thereafter — $4,064,000.

8. Segment Information

      The Company is a provider of behavioral health care treatment programs focused on at-risk and special needs youth in residential and non-residential settings in eleven states and the Commonwealth of Puerto Rico. During the quarter ended June 30, 2001, the Company refined its segment definitions to more appropriately reflect its business operations and management responsibilities. The primary change from the segment information presented as of December 31, 2000 consists of a change in the names of the segments and the classification of certain items within the segments. Accordingly, the corresponding information for earlier periods has been reclassified to reflect the new reportable business segments, owned operations and management contract operations.

Owned Operations

      The Company offers its mental health and behavioral health programs and services at its owned and leased facilities in residential and non-residential settings.

      The residential setting provides a safe, secure and highly structured environment for the evaluation and development of long-term intensive treatment services. The programs focus on a cognitive behavioral model with family, group and individual counseling, social and life skills development, and educational and recreational programs. The primary focus of these services is to reshape antisocial behaviors by stressing responsibility and achievement of performance and treatment goals.

      The non-residential setting is designed to meet the special needs of patients requiring a less structured environment than the residential setting, but providing the necessary level of treatment, support and assistance to transition back into society. The primary focus of this program is to provide patients, with a clinically definable emotional, psychiatric or dependency disorder, with therapeutic and intensive treatment services.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Patients who are assisted through this program have either transitioned out of a residential treatment program, or do not require the intensive services of a residential treatment program.

      Many of the Company’s programs are complemented with specialized educational services designed to modify behavior and assist individuals in developing their academic, social, living and vocational skills necessary to participate successfully in society.

Management Contract Operations

      The Company’s programs and services in its management contract operations are similar in nature to the programs and services offered by the Company at its owned operations; however, the programs and services are provided at facilities owned by the contracting governmental agency. These programs and services focus on solving the specialized needs of the respective agency by providing effective treatment interventions, including counseling, social interests, substance abuse education and treatment, mental health services, cognitive and life skills development, accredited education and vocational skills. The Company believes that a comprehensive approach, which develops the social, educational, and vocational skills of the individual, creates responsible, contributing, pro-social individuals. This comprehensive approach is essential to achieving the program’s objective of reducing recidivism and integrating the youth into their communities as responsible and productive individuals.

      The following table sets forth, for each of the periods indicated, certain information about segment results of operations and segment assets. There are no inter-segment sales or transfers. Segment profit consists of revenue less operating expenses, exclusive of losses related to asset sales, and does not include investment income and other, interest and other financing charges, and income taxes. Total assets are those assets used in the operations in each segment. Corporate assets include cash and cash equivalents, property and equipment, intangible assets and notes receivable. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

	Year Ended December 31,

	2002	2001	2000

Segment Revenue
Owned operations	$116,464,000	$106,140,000	$87,506,000
Management contracts	28,692,000	28,276,000	20,854,000

Total consolidated revenues	$145,156,000	$134,416,000	$108,360,000

Segment Depreciation and Amortization
Owned operations	$2,319,000	$2,156,000	$1,744,000
Management contracts	148,000	123,000	140,000

	2,467,000	2,279,000	1,884,000
Reconciling items
Corporate depreciation and amortization	110,000	151,000	485,000

Total consolidated revenues	$2,577,000	$2,430,000	$2,369,000

Segment Profit
Owned operations	$12,999,000	$10,207,000	$8,548,000
Management contracts	2,550,000	3,383,000	1,527,000

	15,549,000	13,590,000	10,075,000

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Year Ended December 31,

	2002	2001	2000

Reconciling items:
Corporate expenses	(6,270,000)	(5,917,000)	(3,564,000)
Interest and other financing charges	(2,475,000)	(3,299,000)	(2,706,000)
Losses related to asset sales and closed businesses	—	(130,000)	(705,000)

Total consolidated income before income taxes	$6,804,000	$4,244,000	$3,100,000

Segment Capital Expenditures
Owned operations	$2,182,000	$2,053,000	$2,147,000
Management contracts	227,000	246,000	330,000

	2,409,000	2,299,000	2,477,000
Reconciling items
Corporate assets	63,000	168,000	26,000

Total consolidated capital expenditures	$2,472,000	$2,467,000	$2,503,000

	As of December 31,

	2002	2001

Segment Assets
Owned operations	$59,267,000	$57,893,000
Management contracts	5,140,000	6,729,000

Total segment assets	64,407,000	64,622,000
Reconciling Items
Corporate assets	8,890,000	4,389,000

Total consolidated assets	$73,297,000	$69,011,000

Geographic Area Data

      The Company’s revenues are derived solely from within the United States and the Commonwealth of Puerto Rico.

Major Customers

      Revenues from one payor source (Florida Department of Juvenile Justice) represented approximately $27,355,000, $22,433,000 and $14,452,000 of consolidated revenues for the years ended December 31, 2002, 2001 and 2000, respectively.

9. Stockholders’ Equity

      The Certificate of Incorporation of the Company, as amended, authorizes the issuance of 30,000,000 shares of Common Stock, $.01 par value, 800,000 shares of Class A Preferred Stock, $1.00 par value, and 2,000,000 shares of Class B Preferred Stock, $1.00 par value, of which 333,333 shares have been designated as Class B Preferred Stock, Series 1987, $1.00 par value, 152,321 shares have been designated as Series C Preferred Stock, $1.00 par value, 100,000 shares have been designated as Series 1996 Preferred Stock, $1.00

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

par value, 100,000 shares have been designated as Series 1997 Preferred Stock, $1.00 par value and 4,000 shares have been designated as Series 1997-A Preferred Stock.

      The Company’s Board of Directors has adopted a Stockholder Rights Plan, under which the Company distributed a dividend of one common share purchase right for each outstanding share of the Company’s Common Stock (calculated as if all outstanding shares of Series C Preferred Stock were converted into shares of Common Stock). Each right becomes exercisable upon the occurrence of certain events for a number of shares of the Company’s Common Stock having a market price totaling $72 (subject to certain anti-dilution adjustments which may occur in the future). The rights currently are not exercisable and will be exercisable only if a new person acquires 20% or more (30% or more in the case of certain persons, including investment companies and investment advisors) of the Company’s Common Stock or announces a tender offer resulting in ownership of 20% or more of the Company’s Common Stock. The rights, which expire on August 14, 2005, are redeemable in whole or in part at the Company’s option at any time before a 20% or greater position has been acquired, for a price of $.03 per right.

10. Earnings Per Share

      The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31,

	2002	2001	2000

Net income, as reported	$12,668,000	$3,466,000	$2,852,000

Denominator:
Denominator for basic earnings per share — weighted-average shares	9,278,000	9,046,000	8,913,000
Effective of dilutive securities:
Employee stock options and warrants	2,127,000	1,294,000	41,000

Denominator for diluted earnings per share — Adjusted weighted-average shares and Assumed conversions	11,405,000	10,340,000	8,954,000

Basic earnings per share	$1.37	$.38	$.32

Diluted earnings per share	$1.11	$.34	$.32

      For the years ended December 31, 2002, 2001 and 2000, respectively, 552,819, 785,449 and 1,698,938 options and warrants were excluded from the above computation because their effect would have been antidilutive.

11. Options and Warrants

      The Company’s Stock Option Plans provide for options to various key employees, non-employee directors, consultants and other individuals providing services to the Company, to purchase shares of Common Stock at no less than the fair market value of the stock on the date of grant. Options granted become exercisable in varying increments including (a) 100% one year after the date of grant, (b) 50% each year beginning one year after the date of grant (c) 33% each year beginning on the date of grant, (d) 33% each year beginning one year from the date of grant and (e) 25% each year beginning one year from the date of grant. Options issued to employees and directors are subject to anti-dilution adjustments and generally expire the earlier of 10 years after the date of grant or 60 days after the employee’s termination date or the director’s resignation. The weighted average remaining contractual life of all outstanding options at December 31, 2002 is approximately 8.0 years.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      During the year ended December 31, 2002, the Company did not grant any options under the various Company stock option plans.

      On April 4, 2001, the Board of Directors: (i) amended the 1999 Stock Option Plan (the “1999 Amended Plan”) and reduced the number of Common Stock shares available for issuance to 250,000 and (ii) adopted the Ramsay Youth Services, Inc. 2001 Stock Option Plan (the “2001 Plan”). Under the 2001 Plan, 1,500,000 shares of Common Stock are available for issuance of awards. Shares distributed under the 1999 Amended Plan and the 2001 Plan may be either newly issued shares or treasury shares. During the year ended December 31, 2001, the Company granted 2,375,000 options under the various Company stock option plans.

      During the year ended December 31, 2000, the Company granted 50,000 options under the Ramsay Managed Care, Inc. (“RMCI”) Plan.

      On August 16, 1999, the Board of Directors adopted the Ramsay Youth Services, Inc. 1999 Stock Option Plan. Under the 1999 Stock Option Plan, 1,250,000 shares of Common Stock were available for issuance of awards. During the year ended December 31, 1999, the Company granted 1,250,000 options under the 1999 Stock Option Plan and 339,000 options under various prior year plans.

      On October 14, 1997, the Board of Directors adopted the Ramsay Youth Services, Inc. 1997 Long Term Incentive Plan (the “1997 Plan”). Under the 1997 Plan, 166,667 shares of Common Stock are available for issuance of awards. Shares distributed under the 1997 Plan may be either newly issued shares or treasury shares. Awards granted under the plan may be in the form of stock appreciation rights, restricted stock, performance awards and other stock-based awards. During the year ended December 31, 1999, the Company granted 91,500 options under the 1997 Plan.

      In connection with a repricing opportunity authorized by the Company’s Board of Directors on November 10, 1995, approximately 500,000 options (of which 11,886 are still outstanding at December 31, 2002) were voluntarily repriced by the option holders. Under this repricing opportunity, the exercise prices of the holders’ outstanding options were reduced to $7.50 per share, the closing price for the Common Stock on the NASDAQ National Market System on November 10, 1995. The Company granted 304,087 options during fiscal year ended June 30, 1997 (including former RMCI options which became options to purchase an aggregate of 104,804 shares of the Company’s Common Stock on the date of the merger). These options, along with the options repriced on November 10, 1995, are not exercisable until the closing price of the Common Stock, as quoted on the NASDAQ SmallCap Market System, equals or exceeds $21.00 per share for at least 15 trading days, which need not be consecutive. As of December 31, 2002, none of these options are exercisable.

      On September 10, 1996, the Company entered into an Exchange Agreement whereby Mr. Paul J. Ramsay exchanged 158,690 options with an exercise price of $7.50 per share (pursuant to the repricing opportunity discussed above), for warrants to purchase an aggregate of 166,667 shares of Common Stock at $7.50 per share. The warrants, which expire in June 2003, are not exercisable until the closing price of the Common Stock, as quoted on the NASDAQ SmallCap Market System, equals or exceeds $21.00 per share for at least 15 trading days, which need not be consecutive, subsequent to September 10, 1996. Most of the options exchanged were originally granted under the Company’s 1991 Stock Option Plan.

      The Company has additional warrants outstanding to purchase an aggregate of 71,000 shares of the Company’s Common Stock (44,333 of which are owned by corporate affiliates of Mr. Ramsay). These warrants were issued in exchange for warrants to purchase common stock of RMCI, and became warrants of the Company as part of the merger with RMCI.

      As part of the Company’s senior and subordinated notes (which were refinanced on September 30, 1997), the Company issued warrants to Aetna Life Insurance Company and Monumental Life Insurance

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company. These warrants entitled their holders to purchase an aggregate of 67,338 shares of the Company’s Common Stock at $13.32 per share. These warrants expired on March 31, 2000.

      In connection with the January 25, 2000 and June 19, 2000 subordinated note and warrant purchase agreements, the Company issued warrants to two unrelated financial institutions to each purchase up to 475,000 shares of the Company’s Common Stock at $1.50 per share. These issuances are exercisable on or before January 25, 2010 and June 19, 2010, respectively, and contain anti-dilution provisions.

      On August 27, 2001, a financial institution exercised its warrant purchase agreement. The institution converted 475,000 warrants into 294,597 shares of common stock utilizing a cashless exercise provision as outlined in the agreement.

      The Company has frozen its 1990 and 1991 Stock Option Plans, and authorized 132,319, 166,667, 166,667, 166,667, 250,000 and 1,500,000 shares under its 1993, 1995, 1996, 1997, 1999 Amended and 2001 Stock Option Plans, respectively. At December 31, 2002, 172,862 shares were available for issuance under these Plans.

      Summarized information regarding the Company’s Stock Option Plans is as follows:

      Options exercisable based solely on employees rendering additional service:

		Weighted
	Number of	Average
	Shares	Exercise Price

Options outstanding at January 1, 2000	2,154,319	$3.87
Granted (non employee)	50,000	$1.56
Canceled	(1,056,184)	$3.95

Options outstanding at December 31, 2000	1,148,135	$3.63
Granted	2,375,000	$1.04
Cancelled	(825,831)	$3.67

Options outstanding at December 31, 2001	2,697,304	$1.34
Granted	0
Exercised	(29,249)	$2.58
Canceled	(73,140)	$4.62

Options outstanding at December 31, 2002	2,594,915

Exercisable at December 31, 2002	960,290	$1.47

Exercisable at December 31, 2001	191,692	$4.30

Exercisable at December 31, 2000	432,024	$5.24

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      Options not exercisable until the closing price for the Common Stock as quoted on the NASDAQ SmallCap Market System equals or exceeds $21.00 per share for at least 15 trading days:

		Weighted
	Number of	Average
	Shares	Exercise Price

Options outstanding at January 1, 2000	275,688	$8.33
Canceled	(162,666)	$9.13

Options outstanding at December 31, 2000	113,022	$7.70
Canceled	(87,646)	$7.62

Options outstanding at December 31, 2001	25,376	$7.93
Canceled	(6,490)	$7.50

Options outstanding at December 31, 2002	18,886	$8.10

      Shares of common stock reserved for future issuance at December 31, 2002 are as follows:

Options	2,613,801
Warrants	962,769

3,576,570

      The following table summarizes information about options outstanding at December 31, 2002.

Options Outstanding
				Options Exercisable
		Weighted Average
		Remaining	Weighted		Weighted
Range of	Number	Contractual Life	Average	Number	Average
Exercise Prices	Outstanding	(In Years)	Exercise Price	Exercisable	Exercise price

$0.85	2,000,000	8.25	$0.85	668,335	$.85
$1.56–$2.69	548,751	7.97	2.16	245,791	2.23
$4.69	24,999	.06	4.69	24,999	4.69
$7.50	11,886	1.32	7.50	—	—
$8.25–$9.38	28,165	4.26	8.46	21,165	8.25

$0.85-$9.38	2,613,801	8.04	$1.27	960,290	$1.47

      Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The Company did not award any employee stock options during the year ended December 31, 2002 and during the year ended December 31, 2000. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for grants in the year ended December 31, 2001.

•	expected volatility rates of 119% for the year ended December 31, 2001

•	risk-free interest rates of 5% for the year ended December 31, 2001

•	expected lives of 10 years for all periods

•	a dividend yield of zero for all periods

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. (See pro forma disclosure in Note 1)

      In addition to the Employee Stock Option plans, the Company also has an Employee Stock Purchase Plan available to employees.

      The Employee Stock Purchase Plan (the “ESPP”) allows all eligible employees to purchase shares of common stock on semi-annual offering dates at a price that is the lessor of 85% if the fair market value of the shares on the first day or the last day of the semi-annual period. Employee contributions were $39,000 for 2002, $44,000 for 2001 and $79,000 for 2000. Through the ESPP, the Company issued to employees 16,983 shares in 2002, 29,672 shares in 2001 and 34,989 shares in 2000. As of December 31, 2002, 18,356 shares were available for future issuance.

12. Income Taxes

      The following table summarizes tax effects comprising the Company’s net deferred tax assets and liabilities:

	December 31,

	2002	2001

Deferred tax liabilities:
Book basis of fixed assets over tax basis	$—	$57,000
Book basis of intangible assets over tax basis	41,000	—
Prepaid maintenance	325,000	396,000
Other		248,000

Total deferred tax liabilities	366,000	701,000
Deferred tax assets:
Allowance for doubtful accounts	537,000	735,000
General and professional liability insurance	833,000	1,806,000
Accrued employee benefits	726,000	816,000
Capital loss carryovers	445,000	445,000
Tax basis of fixed assets over book basis	116,000	—
Other accrued liabilities	1,182,000	2,568,000
Other	—	2,000
Net operating loss carryovers	11,014,000	15,899,000
Alternative minimum tax credit carryovers	1,150,000	1,150,000

Total deferred tax assets	16,003,000	23,421,000
Valuation allowance for deferred tax assets	(9,230,000)	(22,720,000)

Deferred tax assets, net of valuation allowance	6,773,000	701,000

Net deferred tax assets	$6,407,000	$—

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The provision for income taxes consists of the following:

	Year Ended December 31,

	2002	2001	2000

Current income taxes:
Federal	$67,000	$185,000	$—
State	476,000	593,000	248,000

Total	543,000	778,000	248,000

Deferred income taxes:
Federal and State	(6,407,000)	—	—

Total	$(5,864,000)	$778,000	$248,000

      A reconciliation from the U.S. statutory federal income tax rate to the effective income tax rate follows:

	Year Ended December 31,

	2002	2001	2000

U.S. Federal statutory rate	34.0%	34.0%	34.0%
(Decrease) in valuation allowance	(56.1)	(26.5)	(20.1)
Non-deductible intangible assets	—	4.9	—
State income taxes, net of federal benefit	4.6	9.2	5.3
Benefit of net operating loss recognized	(71.1)	(6.8)	(14.2)
Other	2.4	3.5	3.0

Effective income tax rate	(86.2)%	18.3%	8.0%

      Current accounting standards require that deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. In addition, future tax benefits, such as net operating loss (“NOL”) carryforwards, are required to be recognized to the extent that realization of such benefits is more likely than not. A valuation allowance is established for those benefits that do not meet the more likely than not criteria. A valuation allowance of $9,230,000 and $22,720,000 has been established for the net deferred tax assets at December 31, 2002 and 2001, respectively. During the tax year ended December 31, 2002, the Company reversed a portion of the valuation allowance because, based on a current review of available objective and verifiable evidence, it is management’s judgment that a portion of the tax benefits associated with the Company’s deferred tax assets will more likely than not be realized. Such evidence includes, inter alia, updated expectations about sufficient future years’ taxable income which reflect the continuing improvement in the Company’s operating results.

      At December 31, 2002, the Company had federal net operating loss carryovers of approximately $28,985,000, and alternative minimum tax credit carryovers of approximately $1,150,000 available to reduce future federal income taxes, subject to certain annual limitations. The net operating loss carryovers expire from 2010 to 2018.

13. Reimbursement from Third-Party Contractual Agencies

      The Company records amounts due to or from third-party contractual agencies based on its best estimates of amounts to be ultimately received or paid under cost reports filed with the appropriate intermediaries. Final determination of amounts earned under contractual reimbursement programs is subject to review and audit by these intermediaries. Differences between amounts recorded as estimated settlements and

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

the audited amounts are reflected as adjustments to provider based revenues in the period the final determination is made.

      Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations. Management believes that adequate provision has been made for any adjustments that may result from future intermediary reviews and audits and is not aware of any claims, disputes or unsettled matters concerning third-party reimbursement that would have a material adverse effect on the Company’s financial statements.

      The Company derived approximately 83%, 87% and 85% of its revenues from services provided to individuals covered by various federal and state governmental programs in the years ended December 31, 2002, 2001 and 2000, respectively.

14. Savings Plan

      The Company has a 401(k) tax deferred savings plan, administered by an independent trustee, covering substantially all employees over age twenty-one meeting a one-year minimum service requirement. The plan was adopted for the purpose of supplementing employees’ retirement, death and disability benefits. The Company may, at its option, contribute to the plan through an Employer Matching Account, but is under no obligation to do so. An employee becomes vested in his Employer Matching Account over a four-year period.

      The Company did not contribute to the plan during the years ended December 31, 2002, 2001 and 2000.

15. Commitments and Contingencies

      The Company is party to certain claims, suits and complaints, including those matters described below, whether arising from the acts or omissions of its employees, providers or others, which arise in the ordinary course of business. The Company has established reserves at December 31, 2002 and 2001 for the estimated amounts, which might be recovered from the Company as a result of all outstanding legal proceedings. In the opinion of management, the ultimate resolution of these pending legal proceedings is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

      Management has evaluated the probability surrounding a litigation claim sought by the purchaser of one of the Company’s former subsidiaries as being remote. Accordingly, in December 2000, the Company reversed its $2,500,000 litigation reserve.

16. Valuation and Qualifying Accounts

      Activity in the Company’s Valuation and Qualifying Accounts consists of the following:

	December 31,

	2002	2001	2000

Allowance for Doubtful Accounts:
Balance at beginning of period	$1,934,000	$2,807,000	$2,615,000
Provision for doubtful accounts	1,867,000	2,911,000	2,817,000
Write-offs of uncollectable accounts receivable	(1,474,000)	(3,784,000)	(2,625,000)

Balance at end of period	$2,327,000	$1,934,000	$2,807,000

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	December 31,

	2002	2001	2000

Tax Valuation Allowance for Deferred Tax Assets:
Balance at beginning of period	$22,720,000	$24,151,000	$25,214,000
Deductions	(13,490,000)	(1,431,000)	(1,063,000)

Balance at end of period	$9,230,000	$22,720,000	$24,151,000

17. Supplemental Cash Flow Information

      The Company’s non-cash investing and financing activities were as follows:

	Year Ended December 31,

	2002	2001	2000

Cancellation of consulting agreement	$—	$—	$249,000
Issuance of warrants in connection with subordinated debt	—	—	861
Financed acquisition of property and equipment	31,000	86,000	—
Note received in connection with sale of property and equipment	—	1,670,000	252,000

18. Quarterly Results of Operations and Other Supplemental Information (Unaudited)

      Following is a summary of the Company’s quarterly results of operations for the years ended December 31, 2002 and 2001.

	Quarter Ended

	March 31	June 30	September 30	December 31

2002(b)
Net revenues	$35,831,000	$36,709,000	$36,323,000	$36,293,000
Income from operations	2,473,000	2,675,000	2,601,000	1,530,000
Income before income taxes	1,783,000	2,070,000	2,025,000	926,000
Net income	1,569,000	9,262,000	1,262,000	575,000
Income Per Common Share(a)
Basic	$0.17	$1.00	$0.14	$0.06
Diluted	$0.14	$0.81	$0.11	$0.05
2001(c)
Net revenues	$31,789,000	$33,840,000	$33,638,000	$35,149,000
Income from operations	1,545,000	1,787,000	1,995,000	2,346,000
Income before income taxes	560,000	921,000	1,249,000	1,514,000
Net income	384,000	796,000	1,078,000	1,208,000
Income Per Common Share(a)
Basic	$.04	$.09	$.12	$.13
Diluted	$.04	$.08	$.10	$.11

(a)	The quarterly earnings per share amounts may not equal the annual amounts due to changes in the average common and dilutive common equivalent shares outstanding during the year.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(b)	During the quarter ended March 31, 2002, the Company recorded an asset impairment charge of $0.1 million relating to the difference between the carrying value of one of its closed therapeutic living facilities and the expected net proceeds from the sale of the facility.

During the quarter ended June 30, 2002, the Company recorded a $7.4 million reversal of the valuation allowance placed on its deferred tax assets relating to temporary differences that will result in deductible amounts in future years and net operating loss carryforwards.

During the quarter ended December 31, 2002, the Company incurred approximately $650,000 in losses in connection with the start-up of the new McIntosh contract and Macon facility.

(c)	During the quarter ended December 31, 2001, the Company recorded an asset impairment charge of $0.1 million relating to the difference between the carrying value of one of its closed therapeutic living facilities and the expected net proceeds from the sale of the facility.

During the quarter ended December 31, 2001, the Company recorded a loss of $0.1 million relating to a discount on the prepayment of a note receivable owed to the Company.

19. Subsequent Events

      On April 8, 2003, the Company entered into an agreement and plan of merger (the “Agreement”) with Psychiatric Solutions, Inc. (“PSI”). Under the terms of the Agreement, PSI will pay in cash $5.00 per share of outstanding common stock, and assume the Company’s outstanding debt. The transaction is subject to customary closing conditions including receipt of regulatory approvals as well as approval by the Company’s stockholders. PSI is in the process of arranging financing for the transaction. The merger is scheduled for completion by early July 2003.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors

The Brown Schools of Virginia, Inc., Cedar Springs Behavioral Health System, Inc.,
Healthcare San Antonio, Inc., The Brown Schools of San Marcos, Inc., and
The Oaks Psychiatric Hospital, Inc.

      We have audited the accompanying combined balance sheets of The Brown Schools of Virginia, Inc., Cedar Springs Behavioral Health System, Inc., Healthcare San Antonio, Inc., The Brown Schools of San Marcos, Inc., and The Oaks Psychiatric Hospital, Inc. (collectively the “Company”) as of December 31, 2002 and 2001 and the related combined statements of operations, changes in equity of parent, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of The Brown Schools of Virginia, Inc., Cedar Springs Behavioral Health System, Inc., Healthcare San Antonio, Inc., The Brown Schools of San Marcos, Inc., and The Oaks Psychiatric Hospital, Inc. at December 31, 2002 and the combined results of their operations and their cash flows for each of the three years in the period ending December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Nashville, Tennessee

May 2, 2003

THE BROWN SCHOOLS OF VIRGINIA, INC.,

CEDAR SPRINGS BEHAVIORAL HEALTH SYSTEM, INC.,
HEALTHCARE SAN ANTONIO, INC.,
THE BROWN SCHOOLS OF SAN MARCOS, INC., AND
THE OAKS PSYCHIATRIC HOSPITAL, INC.

COMBINED BALANCE SHEETS

	December 31,
			March 31,
	2001	2002	2003

			(Unaudited)

	(In thousands)
ASSETS
Current assets:
Accounts receivable, less allowance for doubtful accounts of $4,505, $3,602, and $3,194 at December 31, 2001, 2002 and March 31, 2003, respectively	$10,336	$10,169	$8,913
Prepaid expenses and other	336	360	345

Total current assets	10,672	10,529	9,258
Property, plant and equipment, net	15,187	14,277	13,321
Other	68	39	39

Total assets	$25,927	$24,845	$22,618

LIABILITIES AND EQUITY OF PARENT
Current liabilities:
Bank overdraft	$739	$834	$450
Accounts payable	5,186	5,145	5,722
Accrued salaries and benefits	2,147	2,007	1,661
Due to third party payors	718	584	514
Other current liabilities	330	302	210

Total current liabilities	9,120	8,872	8,557
Equity of parent	16,807	15,973	14,061

Total liabilities and equity of parent	$25,927	$24,845	$22,618

See accompanying notes.

THE BROWN SCHOOLS OF VIRGINIA, INC.,

CEDAR SPRINGS BEHAVIORAL HEALTH SYSTEM, INC.,
HEALTHCARE SAN ANTONIO, INC.,
THE BROWN SCHOOLS OF SAN MARCOS, INC., AND
THE OAKS PSYCHIATRIC HOSPITAL, INC.

COMBINED STATEMENTS OF OPERATIONS

				Three Months Ended
	Years Ended December 31,			March 31,

	2000	2001	2002	2002	2003

				(Unaudited)

	(In thousands)
Revenue	$50,955	$60,074	$60,174	$14,860	$13,851
Expenses:
Salaries, wages and employee benefits	28,623	34,568	33,931	8,920	8,319
Supplies	3,801	4,393	4,390	1,080	1,124
Rentals and leases	442	709	708	173	188
Professional fees	3,353	3,801	4,309	1,066	995
Provision for doubtful accounts	1,047	1,694	1,728	400	388
Other operating expenses	9,320	8,107	7,108	1,744	1,616
Depreciation	1,485	1,317	1,557	300	279
Management fee	2,556	3,034	2,903	743	694
Interest	2,572	3,375	5,629	843	1,414
Loss on sale of land	—	—	—	—	458

Loss before income taxes	(2,244)	(924)	(2,089)	(409)	(1,624)

Provision for income taxes	—	—	—	—	—
Net loss	$(2,244)	$(924)	$(2,089)	$(409)	$(1,624)

See accompanying notes.

THE BROWN SCHOOLS OF VIRGINIA, INC.,

CEDAR SPRINGS BEHAVIORAL HEALTH SYSTEM, INC.,
HEALTHCARE SAN ANTONIO, INC.,
THE BROWN SCHOOLS OF SAN MARCOS, INC., AND
THE OAKS PSYCHIATRIC HOSPITAL, INC.

COMBINED STATEMENTS OF CHANGES IN EQUITY OF PARENT

Total

(In thousands)
Equity of Parent at January 1, 2000	$17,625
Net loss	(2,244)
Contribution from Parent	1,502

Equity of Parent at December 31, 2000	16,883
Net loss	(924)
Contribution from Parent	848

Equity of Parent at December 31, 2001	16,807
Net loss	(2,089)
Contribution from Parent	1,255

Equity of Parent at December 31, 2002	15,973
Net loss	(1,624)
Distribution to Parent	(288)

Equity of Parent at March 31, 2003 (unaudited)	$14,061

See accompanying notes.

THE BROWN SCHOOLS OF VIRGINIA, INC.,

CEDAR SPRINGS BEHAVIORAL HEALTH SYSTEM, INC.,
HEALTHCARE SAN ANTONIO, INC.,
THE BROWN SCHOOLS OF SAN MARCOS, INC., AND
THE OAKS PSYCHIATRIC HOSPITAL, INC.

COMBINED STATEMENTS OF CASH FLOWS

				Three Months
	Years Ended December 31,			Ended March 31,

	2000	2001	2002	2002	2003

				(Unaudited)

	(In thousands)
Cash flows from operating activities
Net loss	$(2,244)	$(924)	$(2,089)	$(409)	$(1,624)
Adjustments to reconcile net loss to net cash provided by in operating activities:
Depreciation	1,485	1,317	1,557	300	279
Provision for doubtful accounts	1,047	1,694	1,728	400	388
Provision for professional liability risk	3,146	750	970	287	264
Loss on land	—	—	—	—	458
Changes in operating assets and liabilities:
Accounts receivable	(3,874)	(3,939)	(1,561)	157	868
Prepaid and other current assets	(12)	37	(24)	7	15
Accounts payable	1,220	760	(41)	(328)	577
Bank overdraft	500	98	95	133	(384)
Accrued salaries and benefits	481	268	(140)	(248)	(346)
Due to third party payors	175	976	(134)	(212)	(70)
Other Liabilities	111	41	(28)	(176)	(93)

Net cash provided by (used in) operating activities	2,035	1,078	333	(89)	332
Cash flows from investing activities
Purchases of property and equipment	(385)	(1,196)	(645)	(119)	(569)
Proceeds from sale of land	—	—	—	—	789
Other assets	(5)	19	29	25	—

Net cash (used in) provided by investing activities	(390)	(1,177)	(616)	(94)	220
Cash flows from financing activities
Transfers to and advances from Parent, net	(1,645)	99	283	183	(552)

Net cash (used in) provided by financing activities	(1,645)	99	283	183	(552)
Increase (decrease) in cash	—	—	—	—	—
Cash at beginning of year	—	—	—	—	—

Cash at end of year	$—	$—	$—	$—	$—

Supplemental Information:
Interest payments	$2,572	$3,375	$5,629	$843	$1,414

See accompanying notes.

THE BROWN SCHOOLS OF VIRGINIA, INC.,

CEDAR SPRINGS BEHAVIORAL HEALTH SYSTEM, INC.,
HEALTHCARE SAN ANTONIO, INC.,
THE BROWN SCHOOLS OF SAN MARCOS, INC., AND
THE OAKS PSYCHIATRIC HOSPITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands)

1. Organization

      The accompanying combined financial statements include the accounts of the following entities (collectively, the Company) which are each subsidiaries of The Brown Schools, Inc. (the Parent) which provides behavioral and psychiatric services to children, adolescents, and adults.

•	The Brown Schools of Virginia, Inc. owns and operates a 64-bed hospital located in Charlottesville, Virginia.

•	Cedar Springs Behavioral Health System, Inc. owns and operates a 110-bed hospital located in Colorado Springs, Colorado.

•	Healthcare San Antonio, Inc. owns and operates a 196-bed hospital located in San Antonio, Texas.

•	The Oaks Psychiatric Hospital, Inc. owns and operates a 118-bed hospital in Austin, Texas.

•	The Brown Schools of San Marcos, Inc. owns and operates a 186-bed hospital in San Marcos, Texas.

      Substantially all of the net assets of the Company were purchased by Psychiatric Solutions, Inc. for approximately $48 million during April 2003.

      The accompanying unaudited consolidated condensed financial statements as of March 31, 2003 and for the three months ended March 31, 2002 and 2003, were prepared in accordance with accounting principles generally accepted in the United States of America and all applicable financial statement rules and regulations of the Securities and Exchange Commission pertaining to interim financial information. The interim financial statements do not include all information or footnote disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. All adjustments which are, in the opinion of management, of a normal recurring nature and are necessary for a fair presentation of the interim financial statements have been included. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the full year.

2. Summary of Significant Accounting Policies

Net Patient Service Revenue

      The Company receives payment for patient services from federal and various state governments primarily under the Medicare and Medicaid programs, health maintenance organizations, preferred provider organizations and other private insurers and directly from patients. Patient service revenue is reported on the accrual basis in the period in which services are provided, at established rates, regardless of whether collection in full is expected.

      Net patient service revenue is based on established billing rates less allowances and discounts for patients covered by Medicare, Medicaid and various other discount arrangements. Payments received under these programs and arrangements, which are based on either predetermined rates or the cost of services, are generally less than the Company’s customary charges, and the differences are recorded as contractual adjustments or policy discounts at the time service is rendered.

      Settlements under cost reimbursement agreements with third party payors are estimated and recorded in the period in which the related services are rendered and are adjusted in future periods as final settlements are determined. Final determination of amounts earned under the Medicare and Medicaid programs often

THE BROWN SCHOOLS OF VIRGINIA, INC.,
CEDAR SPRINGS BEHAVIORAL HEALTH SYSTEM, INC.,
HEALTHCARE SAN ANTONIO, INC.,
THE BROWN SCHOOLS OF SAN MARCOS, INC., AND
THE OAKS PSYCHIATRIC HOSPITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

occur in subsequent years because of audits by the programs, rights of appeal and the application of numerous technical provisions.

Intercompany Allocations

Related Party Transactions

      The Company is allocated interest expense based upon a percentage of the Company’s fixed assets and working capital as compared to the Parent. Interest expense totaled approximately $2,572, $3,375 and $5,629 for the years ended December 31, 2000, 2001 and 2002, respectively.

      The Company is charged a management fee equal to 5% of its unaudited revenues. Management fees were $2,556, $3,034 and $2,903 for the years ended December 31, 2000, 2001 and 2002, respectively.

      The Parent carries employee health and dental insurance from an unrelated commercial carrier. Premiums are allocated based on the number of enrolled employees and dependents at the individual facilities. Health and dental expenses were approximately $740, $829 and $1,270 for the years ended December 31, 2000, 2001 and 2002, respectively.

      Although management considers its allocation methods to be reasonable, due to the relationship between the Company and its Parent, the terms of the allocation may not necessarily be indicative of that which would have resulted had the Company been a separate entity.

Inventories

      Inventories, consisting principally of supplies, are stated at the lower of cost (first-in, first-out) or market.

Property, Plant and Equipment

      Property and equipment are stated at cost and depreciated using the straight-line method over the useful lives of the assets, which are assigned by the Company as follows:

Asset Category	Depreciable Life

Land improvements	15 years
Buildings	30 years
Building improvements	10 years
Leasehold improvements	Remaining life of lease
Furniture, fixtures and equipment	7 years
Computers, vehicles, and office equipment	5 years
Software	3 years

Depreciation expense was approximately $1,485, $1,317 and $1,557 for the years ended December 31, 2000, 2001 and 2002, respectively.

      When events, circumstances and operating results indicate the carrying values of certain long-lived assets might be impaired, the Company prepares projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate that the recorded amounts

THE BROWN SCHOOLS OF VIRGINIA, INC.,
CEDAR SPRINGS BEHAVIORAL HEALTH SYSTEM, INC.,
HEALTHCARE SAN ANTONIO, INC.,
THE BROWN SCHOOLS OF SAN MARCOS, INC., AND
THE OAKS PSYCHIATRIC HOSPITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

are not expected to be recoverable, such amounts are reduced to estimated fair value. Fair value is estimated based upon projections of discounted cash flows.

Income Taxes

      The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based upon differences between the financial statement carrying amounts and tax bases of assets and liabilities and are measured using the enacted tax laws that will be in effect when the differences are expected to reverse.

General and Professional Liability Risks

      The Parent, on behalf of the Company, carries general and professional liability insurance from an unrelated commercial insurance carrier, on a claims-made basis, for per occurrence losses up to $1 million in 2001 and 2002 with policy limits of $3 million in the aggregate in 2001 and 2002. The Parent also carries workers’ compensation insurance from an unrelated commercial insurance carrier. The cost of general and professional liability and workers’ compensation coverage is allocated by the Parent based upon the percentage of the number of the Company’s full time employees as compared to the consolidated total of the Parent. The cost for the years ended December 31, 2000, 2001 and 2002 was approximately $3,734, $1,384 and $1,680, respectively.

Capital Transactions with Parent

      The Company maintains certain intercompany accounts with its Parent whereby the Parent funds certain operating expenses and costs, such as insurance, payroll, and employee benefits. Such costs are offset in the intercompany accounts by transfers of cash collected by the Company to the Parent. Such amounts were reflected as amounts due to Parent in the Company’s internal financial statements. As a result of the sale of the Company to an unrelated party subsequent to December 31, 2002, these amounts due to the Parent at December 31, 2001 and 2002 were not paid by the Company. Accordingly, the amounts due to Parent are reflected in the accompanying financial statements within equity of Parent. All changes in the amounts due to Parent have been reflected as contributions from or distributions to Parent.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising Costs

      Advertising costs are expensed as incurred. Advertising costs were $225, $273 and $188 for the years ended December 31, 2000, 2001 and 2002, respectively.

Fair Values of Financial Instruments

      Bank Overdraft — The carrying amounts reported in the balance sheet for bank overdraft approximate fair value.

THE BROWN SCHOOLS OF VIRGINIA, INC.,
CEDAR SPRINGS BEHAVIORAL HEALTH SYSTEM, INC.,
HEALTHCARE SAN ANTONIO, INC.,
THE BROWN SCHOOLS OF SAN MARCOS, INC., AND
THE OAKS PSYCHIATRIC HOSPITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

      Accounts Receivable and Accounts Payable — The carrying amounts reported in the balance sheet for accounts receivable and accounts payable approximate fair value.

Recently Issued Accounting Pronouncements

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), which supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, (“SFAS No. 121”), and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 144 removes goodwill from its scope and clarifies other implementation issues related to SFAS No. 121. SFAS No. 144 also provides a single framework for evaluating long-lived assets to be disposed of by sale. The provisions of this statement were adopted effective January 1, 2002 and had no material effect on the Company’s results of operations or financial position.

      In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“SFAS 145”). SFAS 145 prohibits the classification of gains or losses from debt extinguishments as extraordinary items unless the criteria outlined in APB Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, are met. SFAS 145 also eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 is effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. The Company intends to adopt the provisions of SFAS 145 effective January 1, 2003 and does not expect this pronouncement to have a material effect on its financial position or results of operations.

3. Concentrations of Credit Risk

      The Company’s primary concentration of credit risk is patient accounts receivable, which consists of amounts owed by governmental agencies, insurance companies, and private patients. The Company manages the receivables by regularly reviewing its accounts and contracts and by providing appropriate allowances for uncollectible accounts. Various state Medicaid programs comprised approximately 70% and 59% of patient receivables at December 31, 2002 and 2001, respectively. Remaining receivables relate primarily to various commercial insurance carriers and HMO/PPO programs. Concentration of credit risk from other payers is limited by the number of patients and payors. Three of the five facilities are located in the state of Texas, making the Company somewhat reliant on various laws and economic conditions in Texas.

4. Retirement Plan

      The Company participates in the Parent’s defined contribution retirement plan, The Brown Schools, Inc. 401(k) Plan (the “Plan”). The Plan covers substantially all employees. Retirement expense was approximately $76, $98 and $32 for the years ended December 31, 2000, 2001 and 2002, respectively. The Company makes discretionary contributions to the Plan through the Parent each year.

THE BROWN SCHOOLS OF VIRGINIA, INC.,
CEDAR SPRINGS BEHAVIORAL HEALTH SYSTEM, INC.,
HEALTHCARE SAN ANTONIO, INC.,
THE BROWN SCHOOLS OF SAN MARCOS, INC., AND
THE OAKS PSYCHIATRIC HOSPITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

5. Commitments and Contingencies

Current Operations

      Final determination of amounts earned under prospective payment and cost-reimbursement activities is subject to review by appropriate governmental authorities or their agents. In the opinion of management, adequate provision has been made for any adjustments that may result from such reviews.

DODIG Investigation

      Healthcare San Antonio, Inc. is currently under investigation by the Department of Defense Inspector General (DODIG). On or about August 21, 2002, the Company received a subpoena from the DODIG requesting certain medical records related to Champus-Tricare reimbursement issues. The Company has complied with the subpoena and provided the requested documents. The Company is now awaiting further instruction from the government. While management believes that it has complied with all laws and regulations, it is unable to predict the outcome of the investigation. If the Company were to be subject to an unfavorable outcome to this investigation, the ultimate resolution of the investigation could have a material adverse effect on the Company’s financial position and results of operations.

Other

      Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing, except for the Champus-Tricare issue referred to above. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

      The Company is subject to claims and suits arising in the ordinary course of business. Even though management is unable to predict such claims and their potential outcomes, it is management’s opinion, that the ultimate resolution of such other pending legal proceedings will not have a material effect on the Company’s financial position or results of operations.

Leases

      The Company leases the facility comprising The Brown Schools of Virginia, Inc. as well as office space and certain equipment under operating agreements.

      Total rent expense under operating leases was approximately $442, $709 and $708 for the years ended December 31, 2000, 2001 and 2002, respectively.

THE BROWN SCHOOLS OF VIRGINIA, INC.,
CEDAR SPRINGS BEHAVIORAL HEALTH SYSTEM, INC.,
HEALTHCARE SAN ANTONIO, INC.,
THE BROWN SCHOOLS OF SAN MARCOS, INC., AND
THE OAKS PSYCHIATRIC HOSPITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

      Future minimum rental commitments under noncancelable operating leases (with an initial or remaining term in excess of one year) at December 31, 2002, are as follows (in thousands):

Operating Leases

2003	$631
2004	603
2005	330
2006	3
2007	1
Thereafter	—

Total minimum rental commitments	$1,568

6. Property, Plant and Equipment

      Property, plant and equipment consist of the following (in thousands):

	December 31,

	2001	2002

Land and improvements	$6,246	$6,285
Buildings and improvements	16,209	17,533
Equipment	8,404	7,848
Leasehold improvements	185	58
Construction in progress	64	—

	31,108	31,724
Less accumulated depreciation	(15,921)	(17,447)

Net property, plant and equipment	$15,187	$14,277

THE BROWN SCHOOLS OF VIRGINIA, INC.,
CEDAR SPRINGS BEHAVIORAL HEALTH SYSTEM, INC.,
HEALTHCARE SAN ANTONIO, INC.,
THE BROWN SCHOOLS OF SAN MARCOS, INC., AND
THE OAKS PSYCHIATRIC HOSPITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

7. Income Taxes

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets (liabilities) are as follows (in thousands):

	December 31,

	2001	2002

Deferred tax assets:
Net operating loss carryforwards	$1,167	$2,630
Allowance for bad debts	1,341	679

Total gross deferred tax assets	2,508	3,309
Less: Valuation allowance	(2,276)	(3,069)

Net deferred tax assets	232	240
Deferred tax liabilities:
Depreciation	(232)	(240)

Total gross deferred tax liabilities	(232)	(240)

Net deferred tax asset (liability)	$—	$—

      SFAS 109 requires the Company to record a valuation allowance when it is “more likely than not that some portion or all of the deferred tax assets will not be realized.” It further states that “forming a conclusion that a valuation allowance is not needed is difficult when there is a negative evidence such as cumulative losses in recent years.” A 100% valuation allowance has been recorded equal to the deferred tax assets after considering deferred tax assets that can be realized through offset to existing taxable temporary differences. Assuming the Company achieves sufficient profitability in future years to realize the deferred income tax assets, the valuation allowance will be reduced in future years through a credit to income tax expense. As of December 31, 2002, the valuation allowance is approximately $3,069 which represents an increase of approximately $794 from December 31, 2001.

      At December 31, 2002, the Company has federal and state net operating loss carryforwards of approximately $6,820, which expire at various dates through 2022.

      A reconciliation of the federal statutory tax rate to the effective tax rate is as follows (in thousands):

	Year Ended December 31,

	2000	2001	2002

Tax at U.S. statutory rate	$(762)	$(314)	$(710)
State income tax, net of federal benefit	(90)	(37)	(84)
Change in valuation allowance	852	351	794

Total income tax expense	$—	$—	$—

8. Subsequent Events (Unaudited)

      On April 1, 2003, Psychiatric Solutions, Inc., which manages behavioral health units and owns psychiatric facilities, purchased substantially all of the assets of the Company for $48 million.

THE BROWN SCHOOLS OF OKLAHOMA, INC. AND SUBSIDIARY

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
The Brown Schools of Oklahoma, Inc. and Subsidiary

      We have audited the accompanying consolidated balance sheets of The Brown Schools of Oklahoma, Inc. and subsidiary (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 5 to the consolidated financial statements, the Company is economically dependent upon certain government programs under which it derived approximately 93%, 95% and 94% of its total revenues in 2002, 2001 and 2000, respectively. Additionally, the Company was dependent on its Parent for operating and financial support during the three years ended December 31, 2002. Effective April 9, 2003, the Parent sold the Company to an unrelated entity that manages behavioral health units and owns psychiatric facilities.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill upon adoption of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets.”

BDO SEIDMAN, LLP

Houston, Texas

May 22, 2003

THE BROWN SCHOOLS OF OKLAHOMA, INC.

AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
			March 31,
	2001	2002	2003

			(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$3,630	$1,950	$1,950
Patient accounts receivable, net of allowance for doubtful accounts of $485,442, $493,020 and $249,563 (unaudited), respectively	1,929,475	2,243,487	2,212,995
Prepaid expenses and other current assets	94,715	124,707	114,408

Total current assets	2,027,820	2,370,144	2,329,353

Property and equipment, at cost
Land	969,828	969,828	969,828
Building and improvements	1,468,703	1,775,176	1,841,675
Equipment	1,226,088	1,203,514	1,203,514

	3,664,619	3,948,518	4,015,017
Less accumulated depreciation	(1,546,488)	(1,730,067)	(1,789,389)

Property and equipment, net	2,118,131	2,218,451	2,225,628
Goodwill, net of accumulated amortization of $421,325	3,004,339	3,004,339	3,004,339
Deferred income taxes, net	432,788	38,129	—
Other assets	16,135	14,912	23,500

Total assets	$7,599,213	$7,645,975	$7,582,820

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable and accrued expenses	$1,002,143	$1,234,346	$1,054,490
Accrued salaries and benefits	495,504	563,439	603,867
Due to third-party payers	253,982	99,215	57,748

Total current liabilities	1,751,629	1,897,000	1,716,105

Commitments and contingencies (Note 4)
Stockholder’s equity
Common stock, par value $.01; 1,000 shares authorized; 100 shares issued and outstanding	1	1	1
Additional paid-in capital	11,870,186	10,731,907	10,749,202
Accumulated deficit	(6,022,603)	(4,982,933)	(4,882,488)

Total Stockholder’s Equity	5,847,584	5,748,975	5,866,715

Total Liabilities and Stockholder’s Equity	$7,599,213	$7,645,975	$7,582,820

The accompanying notes are an integral part of these consolidated financial statements.

THE BROWN SCHOOLS OF OKLAHOMA, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Quarter Ended March 31,?

	2000	2001	2002	2002	2003

				(Unaudited)
Revenues:
Net patient revenue	$15,434,506	$17,092,904	$17,180,341	$4,194,657	$4,268,061
Other revenue	674,734	911,673	639,991	215,935	126,969

Total revenues	16,109,240	18,004,577	17,820,332	4,410,592	4,395,030

Operating expenses:
Salaries and benefits	8,336,902	8,191,457	8,507,256	2,045,959	2,146,513
Purchased services	3,823,935	3,593,229	3,027,749	790,340	717,285
Supplies	677,662	920,937	974,574	206,943	233,907
Rent expense	275,798	253,428	296,557	62,853	77,213
Medical professional fees	416,778	528,599	666,831	164,156	184,696
Other operating expenses	1,394,879	1,392,589	1,262,560	296,388	378,317
Management fees and interest allocated by Parent	1,193,474	1,351,392	1,740,880	435,194	477,092
Provision for bad debts	249,563	384,929	60,828	180	20,240
Loss on sale of assets	50,558	67,544	—	—	—
Depreciation and amortization	368,236	355,079	243,427	62,597	59,322

Total operating expenses	16,787,785	17,039,183	16,780,662	4,064,610	4,294,585

Income (loss) before provision (benefit) for income taxes	(678,545)	965,394	1,039,670	345,982	100,445
Provision (benefit) for income taxes (Note 3)	—	—	—	—	—

Net income (loss)	$(678,545)	$965,394	$1,039,670	$345,982	$100,445

The accompanying notes are an integral part of these consolidated financial statements.

THE BROWN SCHOOLS OF OKLAHOMA, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

	Common Stock		Additional		Total
			Paid-in	Accumulated	Stockholder’s
	Shares	Amount	Capital	Deficit	Equity

Balance, December 31, 1999	100	$1	$12,406,950	$(6,309,452)	$6,097,499
Net loss	—	—	—	(678,545)	(678,545)

Balance, December 31, 2000	100	1	12,406,950	(6,987,997)	5,418,954
Conversion of amounts due from Parent as reduction of paid-in capital	—	—	(536,764)	—	(536,764)
Net income	—	—	—	965,394	965,394

Balance, December 31, 2001	100	1	11,870,186	(6,022,603)	5,847,584
Conversion of amounts due from Parent as reduction of paid-in capital	—	—	(1,138,279)	—	(1,138,279)
Net income	—	—	—	1,039,670	1,039,670

Balance, December 31, 2002	100	$1	$10,731,907	$(4,982,933)	$5,748,975

The accompanying notes are an integral part of these consolidated financial statements.

THE BROWN SCHOOLS OF OKLAHOMA, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Quarter Ended March 31,

	2000	2001	2002	2002	2003

				(Unaudited)
Cash Flows From Operating Activities:
Net income (loss)	$(678,545)	$965,394	$1,039,670	$345,982	$100,445
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	368,236	355,079	243,427	62,597	59,322
Provision for bad debts	249,563	384,929	60,828	180	20,240
Loss on disposal of asset	50,558	67,544	—	—	—
Effect of changes in operating assets and liabilities:
Patient accounts receivable	(824,196)	503,979	(374,840)	(383,925)	10,252
Prepaid expenses and other assets	(39,873)	4,834	(29,992)	(1,277)	10,299
Accounts payable and accrued expenses	(426,404)	138,584	232,203	(22,542)	(179,856)
Accrued salaries and benefits	(166,662)	(5,273)	67,935	82,843	40,428
Due to third party payees	16,852	(81,360)	(154,767)	19,903	(41,467)

Net cash provided by (used in) operating activities	(1,450,471)	2,333,710	1,084,464	103,761	19,663

Cash Flows From Investing Activities:
Purchase of property and equipment	(175,697)	(371,616)	(342,524)	(126,847)	(75,087)

Cash Flows From Financing Activities:
Transfers to and advances from parent, net	1,521,205	(1,967,469)	(743,620)	22,086	55,424

Net decrease in cash and cash equivalents	(104,963)	(5,375)	(1,680)	(1,000)	—
Cash and cash equivalents, beginning of period	113,968	9,005	3,630	3,630	1,950

Cash and cash equivalents, end of period	$9,005	$3,630	$1,950	$2,630	$1,950

Supplemental Disclosures of Cash
Flow Information:
Cash paid to Parent for interest	$377,743	$439,451	$853,375	$215,556	$257,341

Non-Cash Transactions:
Conversion of amounts due from Parent as reduction to paid-in capital	$—	$536,764	$1,138,279	$—	$17,295

The accompanying notes are an integral part of these consolidated financial statements.

THE BROWN SCHOOLS OF OKLAHOMA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

      Description of Organization and Basis of Presentation — The Brown Schools of Oklahoma, Inc. a Delaware corporation (“BSO” or “the Company”), was organized in 1993 as Shadow Mountain Hospital, Inc. In 1998, through amendment to its Articles of Incorporation, the Company was renamed to The Brown Schools of Oklahoma, Inc. The Company was a wholly-owned subsidiary of The Brown Schools, Inc. (the Parent) until April 9, 2003 at which date BSO, along with other healthcare facilities owned by the Parent, was sold to an unrelated entity (see Note 2). The Company provides psychiatric and other behavioral health services principally to at-risk and troubled youth in Oklahoma. Services are provided from multiple locations in Oklahoma, including the Company’s main campus in Tulsa, Oklahoma. The Parent conducts similar operations through other subsidiaries throughout the United States and Puerto Rico.

      Basis of Consolidation — The accompanying consolidated financial statements include the accounts of Brown Schools of Oklahoma, Inc. and its subsidiary, Therapeutic School Services, LLC. Significant intercompany balances and transactions have been eliminated in consolidation.

      Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from these estimates.

      Cash and Cash Equivalents — The Company considers cash and highly liquid investments with original maturities of less than three months to be cash and cash equivalents.

      Net Patient Service Receivables and Revenues — The Company receives payment for services rendered to patients from (1) federal and state governments under Medicaid and other similar programs; (2) privately sponsored managed care and commercial insurance plans for which payment is made based on terms defined under contracts; and (3) other payers. Net patient service revenue consists of net charges for services, which are based on the Company’s established billing rates less allowances and discounts for patients covered by third-party programs, including estimated retroactive adjustments where applicable. Payments under third-party programs are based on either costs of services or predetermined rates and formulas that are generally less than the Company’s established billing rates. Patient service revenues, net of allowances and discounts, are recorded in the period in which the related services are rendered and are adjusted, as necessary, in future periods as final settlements are determined. Final determination of amounts earned under third party programs often occur in subsequent years because of audits by the programs, rights of appeal and the application of numerous technical provisions. Receivables from, or payables to, third-party payers reflect estimated settlements resulting from intermediary reviews. In the opinion of management, the allowances, discounts and liabilities to third-party payers recognized in the accompanying consolidated financial statements are adequate.

      Regulations regarding reimbursements from government agencies are subject to periodic change based upon administrative, legislative and judicial actions, some of which may be retroactive. The Company currently does not anticipate any material adverse effect from such matters. Management believes its estimates of discounts, allowances and other adjustments are reasonable based on currently available information. However, due to uncertainties inherent in the estimation process and actions of government agencies regarding reimbursement, it is reasonably possible that net patient service revenues, the allowance for doubtful accounts, or estimated amounts due to third-party payers could be adjusted by a material amount in the near term.

      Other Revenue — Other revenue consists primarily of school counseling and administrative fee revenue. Such other revenues are recognized in the period the services are provided.

THE BROWN SCHOOLS OF OKLAHOMA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Property and Equipment — Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as follows:

Years

Buildings and improvements	5-30
Equipment	3-10

      The Company records impairments to property and equipment when it becomes probable that the carrying values of the assets will not be fully recovered over their estimated lives. Impairments are recorded to reduce the carrying value of the assets to their estimated fair values determined by the Company based on facts and circumstances in existence at the time of the determination, estimates of probable future economic conditions and other information. No impairment adjustments were required for the three years ended December 31, 2002.

      Goodwill — Goodwill is the result of acquisition costs for a business purchased in 1998 that exceeded the fair value of acquired net tangible assets by $3,247,544. Prior to 2002, goodwill was amortized on a straight-line basis over 30 years. A similar intangible asset of $128,120 was, prior to 2002, amortized by the Company’s subsidiary over 15 years. The recoverability of goodwill was, prior to 2002, reviewed based primarily upon an analysis of undiscounted cash flows from the acquired businesses. Other than amortization, there were no changes in goodwill during 2000, 2001 and 2002.

      Effective January 1, 2002, BSO was required to adopt SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 required that the Company’s recorded goodwill no longer be amortized, but instead be periodically reviewed for impairment. SFAS No. 142 required the Company to complete a transitional goodwill impairment test within six months from the date of adoption, and any resulting impairment loss recognized as a cumulative effect of a change in accounting principle. Management’s assessment, which was based primarily on the proceeds from sale of the Company (see Note 2), did not indicate any material impairment losses associated with the adoption of SFAS No. 142 at January 1, 2002. SFAS No. 142 requires a pro forma presentation of net income after the add-back of goodwill amortization. Such pro forma analysis for 2000, 2001 and 2002 is as follows:

	2000	2001	2002

Net income (loss), as reported	$(678,545)	$965,394	$1,039,670
Add back goodwill amortization	116,793	116,793	–

Pro forma adjusted net income (loss)	$(561,752)	$1,082,187	$1,039,670

      The Company had no acquisitions or dispositions of businesses during 2000, 2001 and 2002.

      Income Taxes — The Company is included in the consolidated tax return of its Parent and through an informal agreement with the Parent accounts for its share of consolidated tax obligations (benefits) using an “as if separate return” methodology. Deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to temporary differences between the tax bases and financial carrying values of the Company’s assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets for amounts that management determines are more likely than not to be realized.

      Fair Value of Financial Instruments — The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable and accounts payable approximate their fair value given the short-term maturity of these instruments.

      Recent Accounting Pronouncements — In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the

THE BROWN SCHOOLS OF OKLAHOMA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment of Long-Lived Assets.” This statement superceded SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, (“APB No. 30”) for the disposal of a segment of a business. The Statement was required to be adopted by the Company during 2002. The adoption of SFAS No. 144 did not have a material effect on the Company’s financial statements.

      In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). SFAS 145 prohibits the classification of gains or losses from debt extinguishments as extraordinary items unless the criteria outlined in APB No. 30, are met. SFAS 145 also eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 is effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. The Company intends to adopt the provisions of SFAS 145 effective January 1, 2003 and does not expect this pronouncement to have a material effect on its financial position or results of operations.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 replaces Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”. This standard requires recognition of costs associated with exit or disposal activities as they are incurred, rather than at the date of commitment to an exit or disposal plan. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. As described in Note 7, the Company was sold subsequent to year-end. This transaction may result in a material effect on the Company’s financial statements.

      In November 2002, the FASB issued FIN No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. The interpretation requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee. FIN No. 45 also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. The accounting requirements for the initial recognition of guarantees are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for all guarantees outstanding, regardless of when they were issued or modified, during the first quarter of fiscal 2003. The adoption of FIN No. 45 did not have a material effect on the accompanying financial statements. The following is a summary of the Company’s agreements that have been determined to be within the scope of FIN No. 45.

      The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company believes the estimated fair value of these agreements is minimal. Accordingly, there are no liabilities recorded for these agreements as of December 31, 2002 and March 31, 2003.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The adoption of this Interpretation did not have a material effect on the Company’s financial statements.

THE BROWN SCHOOLS OF OKLAHOMA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Interim Financial Statements — The accompanying unaudited consolidated condensed financial statements as of March 31, 2003 and for the three months ended March 31, 2002 and 2003, were prepared in accordance with accounting principles generally accepted in the United States of America and all applicable financial statement rules and regulations of the Securities and Exchange Commission pertaining to interim financial information. The interim financial statements do not include all information or footnote disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. All adjustments which are, in the opinion of management, of a normal recurring nature and are necessary for a fair presentation of the interim financial statements have been included. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the full year.

2. Related Party Transactions

     Financing Arrangements with Parent

      Through April 9, 2003, the Company was dependent upon its Parent for financing and operating support. The Company had access to funds through credit arrangements obtained by its Parent. The Parent has a credit facility with multiple banks (the Bank Facility). The Bank facility bears interest at LIBOR plus 3.5% and expires on June 30, 2003. At December 31, 2002, the Parent had $46.2 million outstanding under the Bank Facility.

      From December 2000 through December 2002, the Parent was not in compliance with the financial covenants under the Bank Facility. The Parent negotiated limited waivers for these violations and agreed to complete certain asset sales, the proceeds from which were used to reduce its outstanding debt. In April 2003, the Parent sold six of its healthcare facilities, including the Company, for aggregate proceeds of approximately $63 million (see Note 7). Proceeds from the sale were used by the Parent to retire all amounts outstanding under the Bank Facility.

      In addition, as of December 31, 2002, the Parent had $16.1 million senior subordinated notes outstanding with a non-bank creditor (the Subordinated Notes) and $16.7 million of paid-in-kind notes (the PIK Notes) with its primary investor. The Subordinated Notes and the PIK Notes bear interest at 18% and 12% per annum, respectively.

      Effectively all of the assets of the Parent and its subsidiaries are pledged as collateral under these debt agreements.

     Capital Transactions with Parent

      As of December 31, 1999, the Company’s additional paid-in capital of $12,406,950 represented amounts contributed by the Parent through the forgiveness and permanent investment of certain intercompany balances due from the Company. As a result of the sale of the Company to an unrelated party subsequent to December 31, 2002, certain amounts due from the Parent at December 31, 2001 and 2002 were not collected by the Company. The reduction of amounts due from Parent are reported in the accompanying financial statements as a return of capital to the Parent in the amount of $536,764 and $1,138,279 for the years ended December 31, 2001 and 2002, respectively.

     Intercompany Allocations

      During the three years ended December 31, 2002, the Parent maintained financing arrangements to provide working capital and other advances to its subsidiaries, including the Company. Interest costs were allocated to the subsidiaries based upon the relation of total assets of each subsidiary to the Parent’s consolidated total assets, rather than on the specific borrowings attributed to each subsidiary. Interest charges allocated to the Company for fiscal years 2000, 2001 and 2002 were $377,743, $439,451, and $853,375,

THE BROWN SCHOOLS OF OKLAHOMA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

respectively. The terms of the allocation may not necessarily be indicative of that which would have resulted had the Company been a separate entity.

      The Parent provides accounting, data processing, and other management and administrative services to its subsidiaries, including the Company. A management fee of approximately 5% of net revenues is charged to each subsidiary to cover the costs of such services. Management fees allocated to the Company for fiscal years 2000, 2001 and 2002 were $815,731, $911,941, and $887,505, respectively. Although management considers the allocation method to be reasonable, due to the relationship between the Company and its Parent, the terms of the allocation may not necessarily be indicative of that which would have resulted had the Company been a separate entity.

      The Parent purchases professional and general liability insurance coverage and charged the Company $107,959, $118,210, and $185,486 for its share of such insurance cost during the years ended December 31, 2000, 2001 and 2002, respectively.

3. Income Taxes

      The Company is included in the consolidated tax return of its Parent and through an informal agreement with the Parent, accounts for its share of consolidated tax obligations (benefits) using an “as if separate return” methodology.

      A reconciliation of income taxes computed by applying the U.S. federal statutory rate to the actual income tax expense attributable to income before provisions (benefit) for income taxes is as follows:

	Year Ended December 31,

	2000	2001	2002

Income tax provision (benefit) at U.S. federal statutory rate	$(230,705)	$328,234	$353,488
State income taxes, net of federal tax benefit	(26,870)	38,230	41,171
Utilization of net operating loss carryforwards	—	(366,464)	(394,659)
Change in valuation allowance	257,575	—	—

Provision (benefit) for income taxes	$—	$—	$—

      Deferred tax assets of the Company are primarily attributable to: (1) built-in losses that resulted from declines in depreciable property values in years prior to recapitalization and ownership change for the Parent in 1997; (2) amortization of intangible assets; and (3) available net operating loss carryforwards. The Internal Revenue code significantly limits the amount of pre-acquisition net operating losses that are available to offset future taxable income when a change of ownership occurs (see Note 7). As a result of limitations on deductibility of the built-in losses and the uncertainty surrounding the tax benefit to be realized from the operating loss carryforwards, management has established a valuation allowance against the related deferred tax assets. As of December 31, 2001 and 2002, the Company had recorded net deferred tax assets of $432,788 and $38,129, respectively. The recognition of these deferred taxes was based on management’s assessment that the realization of these deferred tax assets is more likely than not on an “as if separate return” basis.

4. Commitments and Contingencies

      As is typical in the at-risk youth treatment industry, the Company, the Parent and other affiliated subsidiaries are subject to claims and lawsuits arising in the ordinary course of business, including malpractice claims. In the opinion of management, the ultimate resolution of the claims will not have a material adverse effect on the business, results of operations or financial condition of the Company, the Parent or other subsidiaries as sufficient insurance coverage to mitigate risks of loss is maintained.

THE BROWN SCHOOLS OF OKLAHOMA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

      Final determination of amounts earned under certain government programs and privately sponsored plans is subject to review by the appropriate payor or its agents. In the opinion of management, adequate provision has been made for any adjustments that may result from such reviews.

      BSO has incentive arrangements with certain of its employees. These provide for incentive bonuses of 5% to 25% of annual salary amounts if specified goals are attained. The incentive bonuses for 2000, 2001 and 2002 were approximately $25,000, $30,000 and $101,000, respectively.

      As a result of the sale of the Company subsequent to December 31, 2002, bonuses payable to certain executives totaling approximately $50,000 were accrued at March 31, 2003.

      The Company has various operating leases for office equipment and clinic space. At December 31, 2002, future minimum payments under noncancellable operating leases are approximately: 2003 — $199,256; 2004 — $117,224; 2005 — $52,081; 2006 — $5,566; and 2007 — $-0-.

5. Concentration of Credit Risk

      The Company is particularly sensitive to regulatory and economic changes in the state of Oklahoma. During the three years ended December 31, 2002, substantially all of the Company’s revenues were derived from services provided and facilities operated in Oklahoma.

      Approximately 94%, 95% and 93% of the Company’s net revenues for the years ended December 31, 2000, 2001 and 2002, respectively, were derived from Medicaid and other government programs. As of December 31, 2002 and 2001, substantially all of the Company’s patient accounts receivable related to services provided under these programs.

6. Retirement Plan

      The Company participates in the Parent’s defined contribution retirement plan, The Brown Schools, Inc. 401(k) Plan (the “Plan”). The Company made discretionary contributions to the Plan of $31,941, $42,843, and $19,594 for the years ended December 31, 2000, 2001 and 2002, respectively.

7. Subsequent Events (Unaudited)

      On April 9, 2003, Psychiatric Solutions, Inc., a company that manages behavioral health units and owns psychiatric facilities, purchased substantially all of the assets of the Company for approximately $15,000,000.

Exchange Offer
for $150,000,000
10 5/8% Senior Subordinated
Notes due 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

      Pursuant to the provisions of Section 145 of the Delaware General Corporation Law, Psychiatric Solutions, Inc. (the “Company”) is required to indemnify any present or former officer or director against expenses reasonably incurred by the officer or director in connection with legal proceedings in which the officer or director becomes involved by reason of being an officer or director if the officer or director is successful in the defense of such proceedings. Section 145 also provides that the Company may indemnify an officer or director in connection with a proceeding in which he or she is not successful in defending if it is determined that the officer or director acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company or, in the case of a criminal action, if it is determined that the officer or director had no reasonable cause to believe his or her conduct was unlawful. Liabilities for which an officer or director may be indemnified include amounts paid in satisfaction of settlements, judgments, fines and other expenses incurred in connection with such proceedings. In a stockholder derivative action, no indemnification may be paid in respect of any claim, issue or matter as to which the officer or director has been adjudged to be liable to the Company (except for expenses allowed by a court).

      Pursuant to the provisions of Article VII of the Company’s By-Laws, the Company is required to indemnify officers or directors to a greater extent than under the current provisions of Section 145 of the Delaware General Corporation Law. Except with respect to stockholder derivative actions, the Company’s By-Laws generally state that an officer or director will be indemnified against expenses, judgements, fines and amounts paid in settlement actually and reasonably incurred by the officer or director in connection with any threatened, pending or completed action, suit or proceeding, provided that (i) such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company; and (ii) with respect to criminal actions or proceedings, such officer or director had no reasonable cause to believe his conduct was unlawful. With respect to stockholder derivative actions, the Company’s By-Laws generally state that an officer or director will be indemnified against expenses actually and reasonably incurred by the officer or director in connection with the defense or settlement of any threatened, pending or completed action or suit provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification (except for indemnification allowed by a court) will be made with respect to any claim, issue or matter as to which such officer or director has been adjudged to be liable for negligence or misconduct in the performance of the officer’s or director’s duty to the Company. The Company’s By-Laws also provide that expenses for the defense of any action for which indemnification may be available will be advanced by the Company under certain circumstances.

      Additionally, pursuant to the Company’s Amended and Restated Certificate of Incorporation, a director is not personally liable to the Company or any of its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability resulting from (i) any breach of the director’s duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; (iii) violation of Section 174 of the Delaware General Corporation Law, which generally hold directors liable for unlawful dividends, stock purchases or stock redemptions in the event of the Company’s dissolution or insolvency; or (iv) any transaction from which the director derived an improper personal benefit.

      The indemnification provided by the Delaware General Corporation Law and the Company’s Restated Certificate or Incorporation and By-Laws is not exclusive of any other rights to which a director or officer of the Company may be entitled. The Company also carries directors’ and officers’ liability insurance.

      The laws of the states or other jurisdictions of incorporation or organization and/or the provisions of the articles or certificates of incorporation or organization (or their equivalent) and the bylaws of substantially all of the subsidiary guarantors listed in the “Table of Additional Registrants” (the “Subsidiary Guarantors”) included in this Registration Statement provide indemnification provisions similar to those described above.

      The Exchange and Registration Rights Agreement contains provisions under which the holders of the notes agree to indemnify the officers, directors and controlling persons of the Company and each of the Subsidiary Guarantors against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the officers and directors may be required to make with respect to such liabilities.

Item 21.	Exhibits and Financial Statement Schedules.

(a)	Exhibits:

Exhibit
Number		Description

2.1		Agreement and Plan of Merger by and between PMR Corporation, PMR Acquisition Corporation and Psychiatric Solutions, Inc. dated May 6, 2002, as amended by Amendment No. 1 dated as of June 10, 2002 and Amendment No. 2 dated as of July 9, 2002 (included as Annex A to Amendment No. 1 to the Company’s Registration Statement on Form S-4, filed on July 11, 2002 (Reg. No. 333-90372) (the “S-4 Amendment”).
2.2		Stock Purchase Agreement, dated as of June 20, 2002, by and among the shareholders of Aeries Healthcare Corporation, a Delaware corporation, and Psychiatric Solutions, Inc., a Delaware corporation, and/or its designated affiliate (incorporated by reference to Exhibit 10.14 to the S-4 Amendment).
2.3		Asset Purchase Agreement, dated February 13, 2003, by and between The Brown Schools, Inc. and Psychiatric Solutions, Inc., as amended by Amendment No. 1 to Asset Purchase Agreement, dated March 31, 2003, by and between The Brown Schools, Inc. and Psychiatric Solutions, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed on April 9, 2003).
2.4		Agreement and Plan of Merger, dated April 8, 2003, by and between Psychiatric Solutions, Inc., PSI Acquisition Sub, Inc. and Ramsay Youth Services, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed on April 10, 2003).
2.5		Stockholder Voting Agreement, dated April 8, 2003, between Psychiatric Solutions, Inc., Paul J. Ramsay, Ramsay Holdings HSA Limited, Paul Ramsay Holdings Pty. Limited, and Paul Ramsay Hospitals Pty. Limited (incorporated by reference to Exhibit 2.2 of the Company’s Current Report on Form 8-K, filed on April 10, 2003).
2.6		Stockholder Voting Agreement, dated April 8, 2003, between Psychiatric Solutions, Inc. and Luis E. Lamela (incorporated by reference to Exhibit 2.3 of the Company’s Current Report on Form 8-K, filed on April 10, 2003).
3.1		The Company’s Restated Certificate of Incorporation, filed with the Delaware Secretary of State on March 9, 1998 (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 1998) (the “1998 10-K”).
3.2		Amendment to the Company’s Restated Certificate of Incorporation, filed with the Delaware Secretary of State on August 5, 2002 (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2002).
3.3		The Company’s Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 1997 (the “1997 10-K”).
3	.4*	Certificate of Incorporation of Aeries Healthcare Corporation.
3	.5*	By-Laws of Aeries Healthcare Corporation.
3	.6*	Articles of Incorporation of Aeries Healthcare of Illinois, Inc., as amended.
3	.7*	Bylaws of Aeries Healthcare of Illinois, Inc.
3	.8*	Articles of Incorporation of Bountiful Psychiatric Hospital, Inc.
3	.9*	Restated Bylaws of Bountiful Psychiatric Hospital, Inc.
3	.10*	Charter of Collaborative Care Corporation, as amended.
3	.11*	Bylaws of Tennessee Mental Health Cooperative, Inc.
3	.12*	Articles of Incorporation of East Carolina Psychiatric Services Corporation, as amended.
3	.13*	Restated Bylaws of East Carolina Psychiatric Services Corporation.

Exhibit
Number		Description

3	.14*	Articles of Incorporation of Great Plains Hospital, Inc.
3	.15*	Restated Bylaws of Great Plains Hospital, Inc.
3	.16*	Articles of Incorporation of Gulf Coast Treatment Center, Inc., as amended.
3	.17*	By-Laws of Gulf Coast Treatment Center, Inc.
3	.18*	Articles of Incorporation of H.C. Corporation.
3	.19*	Amended and Restated Bylaws of H.C. Corporation.
3	.20*	General Partnership Agreement of H.C. Partnership.
3	.21*	Bylaws of H.C. Partnership.
3	.22*	Articles of Incorporation of Havenwyck Hospital Inc., as amended.
3	.23*	Restated Bylaws of Havenwyck Hospital Inc.
3	.24*	Articles of Incorporation of Amisub (Hill Crest), Inc., as amended.
3	.25*	Amended and Restated Bylaws of HSA Hill Crest Corporation.
3	.26*	Articles of Incorporation of HSA of Oklahoma, Inc.
3	.27*	Restated Bylaws of HSA of Oklahoma, Inc.
3	.28*	Certificate of Incorporation of NeuroInformatics Solutions, Inc., as amended.
3	.29*	Bylaws of NeuroInformatics Solutions, Inc.
3	.30*	Articles of Incorporation of Michigan Psychiatric Services, Inc.
3	.31*	Bylaws of Michigan Psychiatric Services, Inc.
3	.32*	Certificate of Limited Partnership of Neuro Institute of Austin, L.P., as amended.
3	.33*	Limited Partnership Agreement of Neuro Institute of Austin, L.P.
3	.34*	Certificate of Incorporation of PSI Cedar Springs Hospital, Inc.
3	.35*	Bylaws of PSI Cedar Springs Hospital, Inc.
3	.36*	Charter of PSI Community Mental Health Agency Management, Inc.
3	.37*	Bylaws of PSI Community Mental Health Agency Management, Inc.
3	.38*	Certificate of Incorporation of PSI Hospitals, Inc.
3	.39*	Bylaws of PSI Hospitals, Inc.
3	.40*	Articles of Organization of PSI Texas Hospitals, LLC.
3	.41*	Certificate of Incorporation of PSI-EAP, Inc.
3	.42*	Bylaws of PSI-EAP, Inc.
3	.43*	Articles of Incorporation of Medical Activities Xchange, Inc., as amended.
3	.44*	Bylaws of Psychiatric Management Resources, Inc.
3	.45*	Amended and Restated Charter of Psychiatric Practice Management of Arkansas, Inc.
3	.46*	Bylaws of Physician Practice Management of Arkansas, Inc.
3	.47*	Third Amended and Restated Certificate of Incorporation of Psychiatric Solutions Hospitals, Inc.
3	.48*	Amended and Restated Bylaws of Psychiatric Solutions Hospitals, Inc.
3	.49*	Charter of Psychiatric Solutions of Alabama, Inc.
3	.50*	Bylaws of Psychiatric Solutions of Alabama, Inc.
3	.51*	Restated Certificate of Incorporation of Psychiatric Solutions of Coral Gables, Inc.
3	.52*	Amended and Restated Bylaws of Psychiatric Solutions of Coral Gables, Inc.
3	.53*	Charter of Psychiatric Solutions of Florida, Inc.
3	.54*	Bylaws of Psychiatric Solutions of Florida, Inc.
3	.55*	Charter of Psychiatric Solutions of North Carolina, Inc.
3	.56*	Bylaws of Psychiatric Solutions of North Carolina, Inc.
3	.57*	Certificate of Incorporation of Psychiatric Solutions of Oklahoma, Inc.

Exhibit
Number		Description

3	.58*	Bylaws of Psychiatric Solutions of Oklahoma, Inc.
3	.59*	Charter of Psychiatric Solutions of Tennessee, Inc.
3	.60*	Bylaws of Psychiatric Solutions of Tennessee, Inc.
3	.61*	Amended and Restated Certificate of Incorporation of Ramsay Managed Care, Inc.
3	.62*	Amended and Restated By-Laws of Ramsay Managed Care, Inc.
3	.63*	Certificate of Incorporation of Ramsay Educational Services, Inc., as amended.
3	.64*	Amended and Restated By-Laws of Ramsay Educational Services, Inc.
3	.65*	Certificate of Incorporation of Ramsay Youth Services of Alabama, Inc.
3	.66*	By-Laws of Ramsay Youth Services of Alabama, Inc.
3	.67*	Certificate of Incorporation of Ramsay Youth Services of Florida, Inc.
3	.68*	By-Laws of Ramsay Youth Services of Florida, Inc.
3	.69*	Certificate of Incorporation of Ramsay Youth Services of Georgia, Inc.
3	.70*	Bylaws of Ramsay Youth Services of Georgia, Inc.
3	.71*	Certificate of Incorporation of Ramsay Youth Services of South Carolina, Inc.
3	.72*	By-Laws of Ramsay Youth Services of South Carolina, Inc.
3	.73*	Certificate of Incorporation of Ramsay Youth Services Puerto Rico, Inc.
3	.74*	By-Laws of Ramsay Youth Services Puerto Rico, Inc.
3	.75*	Certificate of Incorporation of RHCI San Antonio, Inc.
3	.76*	Restated Bylaws of RHCI San Antonio, Inc.
3	.77*	Amended and Restated Charter of Solutions Center of Little Rock, Inc.
3	.78*	Bylaws of PSI Solutions Center, Inc.
3	.79*	Amended and Restated Charter of Psychiatric Practice Management of North Carolina, Inc.
3	.80*	Bylaws of Psychiatric Practice Management of North Carolina, Inc.
3	.81*	Certificate of Limited Partnership of Texas Cypress Creek Hospital, L.P., as amended.
3	.82*	Amended and Restated Limited Partnership Agreement of Texas Cypress Creek Hospital, L.P.
3	.83*	Certificate of Limited Partnership of Texas Laurel Ridge Hospital, L.P.
3	.84*	Limited Partnership Agreement of Texas Laurel Ridge Hospital, L.P.
3	.85*	Certificate of Limited Partnership of Texas Oaks Psychiatric Hospital, L.P.
3	.86*	Limited Partnership Agreement of Texas Oaks Psychiatric Hospital, L.P.
3	.87*	Certificate of Limited Partnership of Texas San Marcos Treatment Center, L.P.
3	.88*	Limited Partnership Agreement of Texas San Marcos Treatment Center, L.P.
3	.89*	Certificate of Limited Partnership of Texas West Oaks Hospital, L.P., as amended.
3	.90*	Amended and Restated Limited Partnership Agreement of Texas West Oaks Hospital, L.P.
3	.91*	Amended and Restated Charter of The Counseling Center of Middle Tennessee, Inc.
3	.92*	By-Laws of The Counseling Center of Middle Tennessee, P.C.
3	.93*	Articles of Organization of Therapeutic School Services, L.L.C.
3	.94*	Operating Agreement of Therapeutic School Services, L.L.C.
3	.95*	Certificate of Incorporation of Transitional Care Ventures, Inc.
3	.96*	By-Laws of Transitional Care Ventures, Inc.
3	.97*	Certificate of Incorporation of Ramsay Texas, Inc., as amended.
3	.98*	By-Laws of Transitional Care Ventures (Texas), Inc.
4.1		Reference is made to Exhibits 3.1 through 3.98.
4.2		Common Stock Specimen Certificate (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002) (the “2002 10-K”).

Exhibit
Number		Description

4.3		Contingent Value Rights Agreement dated August 2, 2002 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on August 5, 2002).
4.4		Warrant to purchase shares of Common Stock issued by Psychiatric Solutions, Inc. to the 1818 Mezzanine Fund II, L.P. dated June 28, 2002 (incorporated by reference to Exhibit 10.19 to the S-4 Amendment).
4.5		Proposed Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Psychiatric Solutions, Inc. (incorporated by reference to Appendix A of the Company’s Preliminary Proxy Statement filed January 6, 2003).
4.6		Stock Purchase Agreement dated as of January 6, 2003 by and among the Company and the Purchasers named therein (incorporated by reference to Appendix B of the Company’s Preliminary Proxy Statement filed January 6, 2003).
4.7		Registration Rights Agreement dated as of January 6, 2003 by and among the Company and the Purchasers named therein (incorporated by reference to Appendix C of the Company’s Preliminary Proxy Statement filed January 6, 2003).
4.8		Proposed Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (incorporated by reference to Appendix D of the Company’s Preliminary Proxy Statement filed January 6, 2003).
4.9		Third Amended and Restated Voting Agreement dated as of January 6, 2003, by and among the Company and certain holders of the Company’s capital stock named therein (incorporated by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K, filed on January 6, 2003).
4	.10*	Indenture, dated as of June 30, 2003, between Psychiatric Solutions, Inc., the Guarantors named therein and Wachovia Bank, National Association, as Trustee.
4	.11*	Form of Notes (included in Exhibit 4.10).
4	.12*	Purchase Agreement, dated as of June 19, 2003, between Psychiatric Solutions, Inc., the Guarantors named therein, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies & Company, Inc.
4	.13*	Exchange and Registration Rights Agreement, dated as of June 30, 2003, among Psychiatric Solutions, Inc., the Guarantors named therein, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies & Company, Inc.
5	.1**	Opinion of Waller Lansden Dortch & Davis, PLLC.
8	.1**	Opinion of Waller Lansden Dortch & Davis, PLLC.
10	.1†	Amended and Restated Promissory Note between Mark P. Clein and PMR Corporation in the amount of $59,554, dated as of May 1, 2002 (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-4, filed on June 12, 2002 (Reg. No. 333-90372)) (the “S-4”).
10	.2†	Amended and Restated Promissory Note between Mark P. Clein and PMR Corporation in the amount of $278,504.82, dated as of May 1, 2002 (incorporated by reference to Exhibit 10.2 to the S-4).
10	.3†	Amended and Restated Promissory Note between Fred D. Furman and PMR Corporation in the amount of $256,623.60, dated as of May 1, 2002 (incorporated by reference to Exhibit 10.3 to the S-4).
10	.4†	Amended and Restated Promissory Note between Fred D. Furman and PMR Corporation in the amount of $209,317.15, dated as of May 1, 2002 (incorporated by reference to Exhibit 10.4 to the S-4).
10	.5†	Amended and Restated Promissory Note between Susan Erskine and PMR Corporation in the amount of $20,414, dated as of May 1, 2002 (incorporated by reference to Exhibit 10.5 to the S-4).
10	.6†	Consulting Agreement between Mark P. Clein and PMR Corporation dated as of May 10, 2002 (incorporated by reference to Exhibit 10.6 to the S-4).
10	.7†	Consulting Agreement between Fred D. Furman and Psychiatric Solutions, Inc. dated as of August 6, 2002 (incorporated by reference to Exhibit 10.7 to the 2002 10-K).
10	.8†	Consulting Agreement between Allen Tepper and Psychiatric Solutions, Inc. dated as of August 5, 2002 (incorporated by reference to Exhibit 10.8 to the 2002 10-K).
10	.9†	Employment Agreement between Fred D. Furman and PMR Corporation dated as of August 25, 1999 (incorporated by reference to Exhibit 10.7 to the S-4).

Exhibit
Number		Description

10	.10†	Amendment to Employment Agreement between Fred D. Furman and PMR Corporation dated as of May 1, 2002 (incorporated by reference to Exhibit 10.9 to the S-4).
10	.11†	Employment Agreement between Susan D. Erskine and PMR Corporation dated as of August 25, 1999 (incorporated by reference to Exhibit 10.8 to the S-4).
10	.12†	Amendment to Employment Agreement between Susan Erskine and PMR Corporation dated as of May 1, 2002 (incorporated by reference to Exhibit 10.10 to the S-4).
10	.13†	Employment Agreement between Jack Salberg and Psychiatric Solutions, Inc. dated as of May 1, 2000 (incorporated by reference to Exhibit 10.12 to the S-4).
10	.14†	Employment Agreement between Jack Salberg and Psychiatric Solutions, Inc. dated as of October 1, 2002 (incorporated by reference to Exhibit 10.14 to the 2002 10-K).
10	.15†	Amended and Restated Employment Agreement between Joey Jacobs and Psychiatric Solutions, Inc. dated as of January 1, 2002 (incorporated by reference to Exhibit 10.12 to the S-4).
10	.16†	Second Amended and Restated Employment Agreement between Joey Jacobs and Psychiatric Solutions, Inc. dated as of August 6, 2002 (incorporated by reference to Exhibit 10.16 to the 2002 10-K).
10	.17†	Indemnification Agreement between Mark P. Clein and Psychiatric Solutions, Inc. dated as of August 20, 2002 (incorporated by reference to Exhibit 10.17 to the 2002 10-K).
10	.18†	Indemnification Agreement between Joseph P. Donlan and Psychiatric Solutions, Inc. dated as of August 20, 2002 (incorporated by reference to Exhibit 10.18 to the 2002 10-K).
10	.19†	Indemnification Agreement between Christopher Grant, Jr. and Psychiatric Solutions, Inc. dated as of August 20, 2002 (incorporated by reference to Exhibit 10.19 to the 2002 10-K).
10	.20†	Indemnification Agreement between David S. Heer and Psychiatric Solutions, Inc. dated as of August 20, 2002 (incorporated by reference to Exhibit 10.20 to the 2002 10-K).
10	.21†	Indemnification Agreement between Joey A. Jacobs and Psychiatric Solutions, Inc. dated as of August 20, 2002 (incorporated by reference to Exhibit 10.21 to the 2002 10-K).
10	.22†	Indemnification Agreement between Charles C. McGettigan and Psychiatric Solutions, Inc. dated as of August 20, 2002 (incorporated by reference to Exhibit 10.22 to the 2002 10-K).
10	.23†	Indemnification Agreement between Edward K. Wissing and Psychiatric Solutions, Inc. dated as of August 20, 2002 (incorporated by reference to Exhibit 10.23 to the 2002 10-K).
10.24		Consent under Indemnification Agreement between the Company and members of its Board of Directors dated as of December , 2002 (incorporated by reference to Exhibit 10.24 to the 2002 10-K).
10.25		Indemnification Agreement, dated as of June 28, 2002, by and among the shareholders of Aeries Healthcare Corporation, a Delaware corporation, and Psychiatric Solutions, Inc., a Delaware corporation and/or its designated affiliate (incorporated by reference to Exhibit 10.15 to the S-4 Amendment).
10.26		Securities Purchase Agreement between Psychiatric Solutions and The 1818 Mezzanine Fund II, L.P. dated as of June 28, 2002 (incorporated by reference to Exhibit 10.18 to the S-4 Amendment).
10	.27*	Second Amended and Restated Revolving Credit and Term Loan Agreement, dated as of June 30, 2003, among Psychiatric Solutions, Inc., the Guarantors named therein, CapitalSource Finance LLC, as administrative agent and collateral agent for Lenders, and the Lenders thereunder.
10.28		Term Note dated June 28, 2002 in the original principal amount of $7,950,000 payable to Capital Source Finance LLC issued by Psychiatric Solutions and certain of its related entities (incorporated by reference to Exhibit 10.21 to the S-4 Amendment).
10.29		Subordinated Promissory Note to The Brown Schools Inc. dated August 31, 2001 in the original principal amount of $2 million (incorporated by reference to Exhibit 10.16 to the S-4 Amendment).
10.30		Form of Convertible Subordinated Note dated May 5, 2000 to the sellers of Sunrise Behavioral Health in the original aggregate principal amount of $3.6 million (incorporated by reference to Exhibit 10.17 to the S-4 Amendment).
10	.31†	The Company’s 2003 Long-Term Equity Compensation Plan (incorporated by reference to Exhibit 10.33 to the 2002 10-K).

Exhibit
Number		Description

10	.32†	The Company’s 1997 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the 1997 10-K).
10	.33†	Form of Incentive Stock Option Agreement under the 1997 Plan (incorporated by reference to Exhibit 10.2 to the 1997 10-K).
10	.34†	Form of Nonstatutory Stock Option Agreement under the 1997 Plan (incorporated by reference to Exhibit 10 to the 1997 10-K).
10	.35†	Outside Directors’ Non-Qualified Stock Option Plan of 1992 (the “1992 Plan”) (incorporated by reference to Exhibit 10.4 to the 1997 10-K).
10	.36†	Form of Outside Directors’ Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.5 to the 1997 10-K).
10	.37†	The Company’s 1997 Incentive and Non-Qualified Stock Option Plan for Key Personnel (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8, filed on October 4, 2002 (Reg. No. 333-100635)).
10.38		Management and Affiliation Agreement dated April 13, 1995 between Mental Health Cooperative, Inc. and Tennessee Mental Health Cooperative, Inc. with Addendum (incorporated by reference to Exhibit 10.14 to the 1997 10-K) (Tennessee Mental Health Cooperative, Inc. subsequently changed its name to Collaborative Care Corporation).
10.39		Second Addendum to Management and Affiliation Agreement dated November 1, 1996 between Mental Health Cooperative, Inc. and Collaborative Care Corporation (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-2 (Reg. No. 333-36313) (the “S-2”)).
10.40		Provider Services Agreement dated April 13, 1995, between Tennessee Mental Health Cooperative, Inc. and Mental Health Cooperative, Inc. (incorporated by reference to Exhibit 10.15 to the 1997 10-K) (Tennessee Mental Health Cooperative, Inc. subsequently changed its name to Collaborative Care Corporation).
10.41		Provider Agreement dated December 4, 1995, between Tennessee Behavioral Health, Inc. and Tennessee Mental Health Corporations, Inc. (incorporated by reference to Exhibit 10.19 to the 1998 10-K).
10.42		Addendum No. 1 to Provider Agreement dated December 4, 1995, between Tennessee Behavioral Health, Inc. and Tennessee Mental Health Cooperative, Inc. (incorporated by reference to Exhibit 10.20 to the 1998 10-K).
10.43		Addendum No. 2 to Provider Agreement dated February 4, 1996, between Tennessee Behavioral Health, Inc. and Tennessee Mental Health Cooperative, Inc. (incorporated by reference to Exhibit 10.21 to the 1998 10-K).
10.44		Provider Participation Agreement dated December 1, 1995, among Green Spring Health Services, Inc., AdvoCare, Inc. and Tennessee Mental Health Cooperative, Inc. (incorporated by reference to Exhibit 10.22 to the 1998 10-K).
10.45		Amendment to Provider Participation Agreement dated February 13, 1996, among Green Spring Health Services, Inc., AdvoCare of Tennessee, Inc. and Tennessee Mental Health Cooperative, Inc. (incorporated by reference to Exhibit 10.23 to the 1998 10-K).
12	.1*	Computation of Ratio of Earnings to Fixed Charges.
21	.1*	Subsidiaries of Psychiatric Solutions, Inc.
23	.1*	Consent of Ernst & Young LLP, Independent Auditors.
23	.2*	Consent of Deloitte & Touche LLP, Independent Auditors.
23	.3*	Consent of BDO Seidman, LLP, Independent Auditors.
23	.4*	Consent of BDO Seidman, LLP, Independent Auditors.
23	.5**	Consent of Waller Lansden Dortch & Davis, PLLC (included in Exhibits 5.1 and 8.1).
24	.1*	Power of Attorney (included on signature page).

Exhibit
Number		Description

25	.1*	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wachovia Bank, National Association, as Trustee under the Indenture.
99	.1*	Form of Letter of Transmittal.
99	.2*	Form of Notice of Guaranteed Delivery.

*	Filed herewith

**	To be filed by amendment

†	Management contract or compensatory plan or arrangement

Item 22.	Undertakings.

      (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or Otherwise, each Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (b) Each undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

      (c) Each undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

      (d) Each undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the Registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a) (3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a) (4) and other information necessary to ensure that all other information in the prospectus is at least current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a) (3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

      (e) Each of the undersigned Registrants hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13 (a) or IS(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

POWER OF ATTORNEY

      Each director and/or officer of the registrant whose signature appears below hereby appoints Joey A. Jacobs, as his attorney-in-fact to sign in his name and on his behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission, and all amendments, including post-effective amendments, to this registration statement.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Franklin, State of Tennessee, on the 29th day of July, 2003.

PSYCHIATRIC SOLUTIONS, INC.

By:	/s/ JOEY A. JACOBS

Name: Joey A. Jacobs

Title:	Chairman of the Board, President and

Chief Executive Officer

Signature	Title	Date

/s/ JOEY A. JACOBS Joey A. Jacobs	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer	July 29, 2003

/s/ JACK E. POLSON Jack E. Polson	Chief Accounting Officer (Principal Accounting Officer)	July 29, 2003

/s/ STEVEN T. DAVIDSON Steven T. Davidson	Chief Development Officer and Secretary	July 29, 2003

/s/ BRENT TURNER Brent Turner	Vice President, Treasurer and Investor Relations	July 29, 2003

/s/ JOSEPH P. DONLAN Joseph P. Donlan	Director	July 29, 2003

/s/ ANN H. LAMONT Ann H. Lamont	Director	July 29, 2003

/s/ MARK P. CLEIN Mark P. Clein	Director	July 29, 2003

/s/ CHRISTOPHER GRANT, JR. Christopher Grant, Jr.	Director	July 29, 2003

/s/ EDWARD K. WISSING Edward K. Wissing	Director	July 29, 2003

Signature	Title	Date

/s/ DAVID S. HEER David S. Heer	Director	July 29, 2003

/s/ RICHARD D. GORE Richard D. Gore	Director	July 29, 2003

POWER OF ATTORNEY

      Each director and/or officer of the registrant whose signature appears below hereby appoints Joey A. Jacobs, as his attorney-in-fact to sign in his name and on his behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission, and all amendments, including post-effective amendments, to this registration statement.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Franklin, State of Tennessee, on the 29th day of July, 2003.

PSYCHIATRIC SOLUTIONS HOSPITALS, INC.
INFOSCRIBER CORPORATION
COLLABORATIVE CARE CORPORATION
PSYCHIATRIC SOLUTIONS OF ALABAMA, INC.
PSYCHIATRIC SOLUTIONS OF CORAL GABLES, INC.
PSYCHIATRIC SOLUTIONS OF FLORIDA, INC.
PSYCHIATRIC SOLUTIONS OF TENNESSEE, INC.
SOLUTIONS CENTER OF LITTLE ROCK, INC.
PSYCHIATRIC SOLUTIONS OF NORTH CAROLINA, INC.
PSI COMMUNITY MENTAL HEALTH AGENCY
MANAGEMENT, INC.
PSYCHIATRIC MANAGEMENT RESOURCES, INC.
PSI-EAP, INC.
SUNSTONE BEHAVIORAL HEALTH, INC.
THE COUNSELING CENTER OF MIDDLE TENNESSEE, INC.
PSI CEDAR SPRINGS HOSPITAL, INC.
PSYCHIATRIC SOLUTIONS OF OKLAHOMA, INC.
AERIES HEALTHCARE CORPORATION
AERIES HEALTHCARE OF ILLINOIS, INC.
PSI HOSPITALS, INC.
PSYCHIATRIC PRACTICE MANAGEMENT OF
ARKANSAS, INC.
BOUNTIFUL PSYCHIATRIC HOSPITAL, INC.
EAST CAROLINA PSYCHIATRIC SERVICES
CORPORATION
GREAT PLAINS HOSPITAL, INC.
GULF COAST TREATMENT CENTER, INC.
HAVENWYCK HOSPITAL INC.
H.C. CORPORATION
HSA HILL CREST CORPORATION
HSA OF OKLAHOMA, INC.
MICHIGAN PSYCHIATRIC SERVICES, INC.
RAMSAY MANAGED CARE, INC.
RAMSAY TREATMENT SERVICES, INC.
RAMSAY YOUTH SERVICES OF ALABAMA, INC.
RAMSAY YOUTH SERVICES OF FLORIDA, INC.
RAMSAY YOUTH SERVICES OF GEORGIA, INC.
RAMSAY YOUTH SERVICES PUERTO RICO, INC.
RAMSAY YOUTH SERVICES OF SOUTH CAROLINA, INC.
RHCI SAN ANTONIO, INC.

TRANSITIONAL CARE VENTURES, INC.
TRANSITIONAL CARE VENTURES (TEXAS), INC.

BY:	/s/ JOEY A. JACOBS

Name: Joey A. Jacobs

Title:	President

Signature	Title	Date

/s/ JOEY A. JACOBS Joey A. Jacobs	President and Director of registrant	July 29, 2003

/s/ STEVEN T. DAVIDSON Steven T. Davidson	Vice President, Secretary and Director of registrant	July 29, 2003

POWER OF ATTORNEY

      Each director and/or officer of the registrant whose signature appears below hereby appoints Joey A. Jacobs, as his attorney-in-fact to sign in his name and on his behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission, and all amendments, including post-effective amendments, to this registration statement.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Franklin, State of Tennessee, on the 29th day of July, 2003.

THERAPEUTIC SCHOOL SERVICES, LLC

By:	PSYCHIATRIC SOLUTIONS OF OKLAHOMA, INC.,

as Sole Member

By:	/s/ JOEY A. JACOBS

Name: Joey A. Jacobs

Title:	President

PSI TEXAS HOSPITALS, LLC

By:	PSYCHIATRIC SOLUTIONS HOSPITALS, INC.,

as Sole Member

By:	/s/ JOEY A. JACOBS

Name: Joey A. Jacobs

Title:	President

Signature	Title	Date

/s/ JOEY A. JACOBS Joey A. Jacobs	President and Director of sole member of registrant	July 29, 2003

/s/ STEVEN T. DAVIDSON Steven T. Davidson	Vice President, Secretary and Director of sole member of registrant	July 29, 2003

POWER OF ATTORNEY

      Each director and/or officer of the registrant whose signature appears below hereby appoints Joey A. Jacobs, as his attorney-in-fact to sign in his name and on his behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission, and all amendments, including post-effective amendments, to this registration statement.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Franklin, State of Tennessee, on the 29th day of July, 2003.

H.C. PARTNERSHIP

By:	H.C. CORPORATION,

as General Partner

By:	/s/ JOEY A. JACOBS

Name: Joey A. Jacobs

Title:	President

By:	HSA HILL CREST CORPORATION,

as General Partner

By:	/s/ JOEY A. JACOBS

Name: Joey A. Jacobs

Title:	President

TEXAS CYPRESS CREEK HOSPITAL, L.P.

TEXAS WEST OAKS HOSPITAL, L.P.
NEURO INSTITUTE OF AUSTIN, L.P.
TEXAS LAUREL RIDGE HOSPITAL, L.P.
TEXAS OAKS PSYCHIATRIC HOSPITAL, L.P.
TEXAS SAN MARCOS TREATMENT CENTER, L.P.

By:	PSI TEXAS HOSPITALS, LLC,

as General Partner

By:	PSYCHIATRIC SOLUTIONS HOSPITAL, INC.,

as Sole Member

By:	/s/ JOEY A. JACOBS

Name: Joey A. Jacobs

Title:	President

Signature	Title	Date

/s/ JOEY A. JACOBS Joey A. Jacobs	President and Director of general partner or sole member of general partner of registrant	July 29, 2003

/s/ STEVEN T. DAVIDSON Steven T. Davidson	Vice President, Secretary and Director of general partner or sole member of general partner of registrant	July 29, 2003

INDEX TO EXHIBITS

Exhibit
Number		Description

2.1		Agreement and Plan of Merger by and between PMR Corporation, PMR Acquisition Corporation and Psychiatric Solutions, Inc. dated May 6, 2002, as amended by Amendment No. 1 dated as of June 10, 2002 and Amendment No. 2 dated as of July 9, 2002 (included as Annex A to Amendment No. 1 to the Company’s Registration Statement on Form S-4, filed on July 11, 2002 (Reg. No. 333-90372) (the “S-4 Amendment”).
2.2		Stock Purchase Agreement, dated as of June 20, 2002, by and among the shareholders of Aeries Healthcare Corporation, a Delaware corporation, and Psychiatric Solutions, Inc., a Delaware corporation, and/or its designated affiliate (incorporated by reference to Exhibit 10.14 to the S-4 Amendment).
2.3		Asset Purchase Agreement, dated February 13, 2003, by and between The Brown Schools, Inc. and Psychiatric Solutions, Inc., as amended by Amendment No. 1 to Asset Purchase Agreement, dated March 31, 2003, by and between The Brown Schools, Inc. and Psychiatric Solutions, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed on April 9, 2003).
2.4		Agreement and Plan of Merger, dated April 8, 2003, by and between Psychiatric Solutions, Inc., PSI Acquisition Sub, Inc. and Ramsay Youth Services, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed on April 10, 2003).
2.5		Stockholder Voting Agreement, dated April 8, 2003, between Psychiatric Solutions, Inc., Paul J. Ramsay, Ramsay Holdings HSA Limited, Paul Ramsay Holdings Pty. Limited, and Paul Ramsay Hospitals Pty. Limited (incorporated by reference to Exhibit 2.2 of the Company’s Current Report on Form 8-K, filed on April 10, 2003).
2.6		Stockholder Voting Agreement, dated April 8, 2003, between Psychiatric Solutions, Inc. and Luis E. Lamela (incorporated by reference to Exhibit 2.3 of the Company’s Current Report on Form 8-K, filed on April 10, 2003).
3.1		The Company’s Restated Certificate of Incorporation, filed with the Delaware Secretary of State on March 9, 1998 (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 1998) (the “1998 10-K”).
3.2		Amendment to the Company’s Restated Certificate of Incorporation, filed with the Delaware Secretary of State on August 5, 2002 (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2002).
3.3		The Company’s Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 1997 (the “1997 10-K”).
3	.4*	Certificate of Incorporation of Aeries Healthcare Corporation.
3	.5*	By-Laws of Aeries Healthcare Corporation.
3	.6*	Articles of Incorporation of Aeries Healthcare of Illinois, Inc., as amended.
3	.7*	Bylaws of Aeries Healthcare of Illinois, Inc.
3	.8*	Articles of Incorporation of Bountiful Psychiatric Hospital, Inc.
3	.9*	Restated Bylaws of Bountiful Psychiatric Hospital, Inc.
3	.10*	Charter of Collaborative Care Corporation, as amended.
3	.11*	Bylaws of Tennessee Mental Health Cooperative, Inc.
3	.12*	Articles of Incorporation of East Carolina Psychiatric Services Corporation, as amended.
3	.13*	Restated Bylaws of East Carolina Psychiatric Services Corporation.
3	.14*	Articles of Incorporation of Great Plains Hospital, Inc.
3	.15*	Restated Bylaws of Great Plains Hospital, Inc.
3	.16*	Articles of Incorporation of Gulf Coast Treatment Center, Inc., as amended.
3	.17*	By-Laws of Gulf Coast Treatment Center, Inc.
3	.18*	Articles of Incorporation of H.C. Corporation.
3	.19*	Amended and Restated Bylaws of H.C. Corporation.
3	.20*	General Partnership Agreement of H.C. Partnership.

Exhibit
Number		Description

3	.21*	Bylaws of H.C. Partnership.
3	.22*	Articles of Incorporation of Havenwyck Hospital Inc., as amended.
3	.23*	Restated Bylaws of Havenwyck Hospital Inc.
3	.24*	Articles of Incorporation of Amisub (Hill Crest), Inc., as amended.
3	.25*	Amended and Restated Bylaws of HSA Hill Crest Corporation.
3	.26*	Articles of Incorporation of HSA of Oklahoma, Inc.
3	.27*	Restated Bylaws of HSA of Oklahoma, Inc.
3	.28*	Certificate of Incorporation of NeuroInformatics Solutions, Inc., as amended.
3	.29*	Bylaws of NeuroInformatics Solutions, Inc.
3	.30*	Articles of Incorporation of Michigan Psychiatric Services, Inc.
3	.31*	Bylaws of Michigan Psychiatric Services, Inc.
3	.32*	Certificate of Limited Partnership of Neuro Institute of Austin, L.P., as amended.
3	.33*	Limited Partnership Agreement of Neuro Institute of Austin, L.P.
3	.34*	Certificate of Incorporation of PSI Cedar Springs Hospital, Inc.
3	.35*	Bylaws of PSI Cedar Springs Hospital, Inc.
3	.36*	Charter of PSI Community Mental Health Agency Management, Inc.
3	.37*	Bylaws of PSI Community Mental Health Agency Management, Inc.
3	.38*	Certificate of Incorporation of PSI Hospitals, Inc.
3	.39*	Bylaws of PSI Hospitals, Inc.
3	.40*	Articles of Organization of PSI Texas Hospitals, LLC.
3	.41*	Certificate of Incorporation of PSI-EAP, Inc.
3	.42*	Bylaws of PSI-EAP, Inc.
3	.43*	Articles of Incorporation of Medical Activities Xchange, Inc., as amended.
3	.44*	Bylaws of Psychiatric Management Resources, Inc.
3	.45*	Amended and Restated Charter of Psychiatric Practice Management of Arkansas, Inc.
3	.46*	Bylaws of Physician Practice Management of Arkansas, Inc.
3	.47*	Third Amended and Restated Certificate of Incorporation of Psychiatric Solutions Hospitals, Inc.
3	.48*	Amended and Restated Bylaws of Psychiatric Solutions Hospitals, Inc.
3	.49*	Charter of Psychiatric Solutions of Alabama, Inc.
3	.50*	Bylaws of Psychiatric Solutions of Alabama, Inc.
3	.51*	Restated Certificate of Incorporation of Psychiatric Solutions of Coral Gables, Inc.
3	.52*	Amended and Restated Bylaws of Psychiatric Solutions of Coral Gables, Inc.
3	.53*	Charter of Psychiatric Solutions of Florida, Inc.
3	.54*	Bylaws of Psychiatric Solutions of Florida, Inc.
3	.55*	Charter of Psychiatric Solutions of North Carolina, Inc.
3	.56*	Bylaws of Psychiatric Solutions of North Carolina, Inc.
3	.57*	Certificate of Incorporation of Psychiatric Solutions of Oklahoma, Inc.
3	.58*	Bylaws of Psychiatric Solutions of Oklahoma, Inc.
3	.59*	Charter of Psychiatric Solutions of Tennessee, Inc.
3	.60*	Bylaws of Psychiatric Solutions of Tennessee, Inc.
3	.61*	Amended and Restated Certificate of Incorporation of Ramsay Managed Care, Inc.
3	.62*	Amended and Restated By-Laws of Ramsay Managed Care, Inc.
3	.63*	Certificate of Incorporation of Ramsay Educational Services, Inc., as amended.
3	.64*	Amended and Restated By-Laws of Ramsay Educational Services, Inc.
3	.65*	Certificate of Incorporation of Ramsay Youth Services of Alabama, Inc.

Exhibit
Number		Description

3	.66*	By-Laws of Ramsay Youth Services of Alabama, Inc.
3	.67*	Certificate of Incorporation of Ramsay Youth Services of Florida, Inc.
3	.68*	By-Laws of Ramsay Youth Services of Florida, Inc.
3	.69*	Certificate of Incorporation of Ramsay Youth Services of Georgia, Inc.
3	.70*	Bylaws of Ramsay Youth Services of Georgia, Inc.
3	.71*	Certificate of Incorporation of Ramsay Youth Services of South Carolina, Inc.
3	.72*	By-Laws of Ramsay Youth Services of South Carolina, Inc.
3	.73*	Certificate of Incorporation of Ramsay Youth Services Puerto Rico, Inc.
3	.74*	By-Laws of Ramsay Youth Services Puerto Rico, Inc.
3	.75*	Certificate of Incorporation of RHCI San Antonio, Inc.
3	.76*	Restated Bylaws of RHCI San Antonio, Inc.
3	.77*	Amended and Restated Charter of Solutions Center of Little Rock, Inc.
3	.78*	Bylaws of PSI Solutions Center, Inc.
3	.79*	Amended and Restated Charter of Psychiatric Practice Management of North Carolina, Inc.
3	.80*	Bylaws of Psychiatric Practice Management of North Carolina, Inc.
3	.81*	Certificate of Limited Partnership of Texas Cypress Creek Hospital, L.P., as amended.
3	.82*	Amended and Restated Limited Partnership Agreement of Texas Cypress Creek Hospital, L.P.
3	.83*	Certificate of Limited Partnership of Texas Laurel Ridge Hospital, L.P.
3	.84*	Limited Partnership Agreement of Texas Laurel Ridge Hospital, L.P.
3	.85*	Certificate of Limited Partnership of Texas Oaks Psychiatric Hospital, L.P.
3	.86*	Limited Partnership Agreement of Texas Oaks Psychiatric Hospital, L.P.
3	.87*	Certificate of Limited Partnership of Texas San Marcos Treatment Center, L.P.
3	.88*	Limited Partnership Agreement of Texas San Marcos Treatment Center, L.P.
3	.89*	Certificate of Limited Partnership of Texas West Oaks Hospital, L.P., as amended.
3	.90*	Amended and Restated Limited Partnership Agreement of Texas West Oaks Hospital, L.P.
3	.91*	Amended and Restated Charter of The Counseling Center of Middle Tennessee, Inc.
3	.92*	By-Laws of The Counseling Center of Middle Tennessee, P.C.
3	.93*	Articles of Organization of Therapeutic School Services, L.L.C.
3	.94*	Operating Agreement of Therapeutic School Services, L.L.C.
3	.95*	Certificate of Incorporation of Transitional Care Ventures, Inc.
3	.96*	By-Laws of Transitional Care Ventures, Inc.
3	.97*	Certificate of Incorporation of Ramsay Texas, Inc., as amended.
3	.98*	By-Laws of Transitional Care Ventures (Texas), Inc.
4.1		Reference is made to Exhibits 3.1 through 3.98.
4.2		Common Stock Specimen Certificate (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002) (the “2002 10-K”).
4.3		Contingent Value Rights Agreement dated August 2, 2002 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on August 5, 2002).
4.4		Warrant to purchase shares of Common Stock issued by Psychiatric Solutions, Inc. to the 1818 Mezzanine Fund II, L.P. dated June 28, 2002 (incorporated by reference to Exhibit 10.19 to the S-4 Amendment).
4.5		Proposed Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Psychiatric Solutions, Inc. (incorporated by reference to Appendix A of the Company’s Preliminary Proxy Statement filed January 6, 2003).
4.6		Stock Purchase Agreement dated as of January 6, 2003 by and among the Company and the Purchasers named therein (incorporated by reference to Appendix B of the Company’s Preliminary Proxy Statement filed January 6, 2003).

Exhibit
Number		Description

4.7		Registration Rights Agreement dated as of January 6, 2003 by and among the Company and the Purchasers named therein (incorporated by reference to Appendix C of the Company’s Preliminary Proxy Statement filed January 6, 2003).
4.8		Proposed Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (incorporated by reference to Appendix D of the Company’s Preliminary Proxy Statement filed January 6, 2003).
4.9		Third Amended and Restated Voting Agreement dated as of January 6, 2003, by and among the Company and certain holders of the Company’s capital stock named therein (incorporated by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K, filed on January 6, 2003).
4	.10*	Indenture, dated as of June 30, 2003, between Psychiatric Solutions, Inc., the Guarantors named therein and Wachovia Bank, National Association, as Trustee.
4	.11*	Form of Notes (included in Exhibit 4.10).
4	.12*	Purchase Agreement, dated as of June 19, 2003, between Psychiatric Solutions, Inc., the Guarantors named therein, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies & Company, Inc.
4	.13*	Exchange and Registration Rights Agreement, dated as of June 30, 2003, among Psychiatric Solutions, Inc., the Guarantors named therein, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies & Company, Inc.
5	.1**	Opinion of Waller Lansden Dortch & Davis, PLLC.
8	.1**	Opinion of Waller Lansden Dortch & Davis, PLLC.
10	.1†	Amended and Restated Promissory Note between Mark P. Clein and PMR Corporation in the amount of $59,554, dated as of May 1, 2002 (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-4, filed on June 12, 2002 (Reg. No. 333-90372)) (the “S-4”).
10	.2†	Amended and Restated Promissory Note between Mark P. Clein and PMR Corporation in the amount of $278,504.82, dated as of May 1, 2002 (incorporated by reference to Exhibit 10.2 to the S-4).
10	.3†	Amended and Restated Promissory Note between Fred D. Furman and PMR Corporation in the amount of $256,623.60, dated as of May 1, 2002 (incorporated by reference to Exhibit 10.3 to the S-4).
10	.4†	Amended and Restated Promissory Note between Fred D. Furman and PMR Corporation in the amount of $209,317.15, dated as of May 1, 2002 (incorporated by reference to Exhibit 10.4 to the S-4).
10	.5†	Amended and Restated Promissory Note between Susan Erskine and PMR Corporation in the amount of $20,414, dated as of May 1, 2002 (incorporated by reference to Exhibit 10.5 to the S-4).
10	.6†	Consulting Agreement between Mark P. Clein and PMR Corporation dated as of May 10, 2002 (incorporated by reference to Exhibit 10.6 to the S-4).
10	.7†	Consulting Agreement between Fred D. Furman and Psychiatric Solutions, Inc. dated as of August 6, 2002 (incorporated by reference to Exhibit 10.7 to the 2002 10-K).
10	.8†	Consulting Agreement between Allen Tepper and Psychiatric Solutions, Inc. dated as of August 5, 2002 (incorporated by reference to Exhibit 10.8 to the 2002 10-K).
10	.9†	Employment Agreement between Fred D. Furman and PMR Corporation dated as of August 25, 1999 (incorporated by reference to Exhibit 10.7 to the S-4).
10	.10†	Amendment to Employment Agreement between Fred D. Furman and PMR Corporation dated as of May 1, 2002 (incorporated by reference to Exhibit 10.9 to the S-4).
10	.11†	Employment Agreement between Susan D. Erskine and PMR Corporation dated as of August 25, 1999 (incorporated by reference to Exhibit 10.8 to the S-4).
10	.12†	Amendment to Employment Agreement between Susan Erskine and PMR Corporation dated as of May 1, 2002 (incorporated by reference to Exhibit 10.10 to the S-4).
10	.13†	Employment Agreement between Jack Salberg and Psychiatric Solutions, Inc. dated as of May 1, 2000 (incorporated by reference to Exhibit 10.12 to the S-4).
10	.14†	Employment Agreement between Jack Salberg and Psychiatric Solutions, Inc. dated as of October 1, 2002 (incorporated by reference to Exhibit 10.14 to the 2002 10-K).
10	.15†	Amended and Restated Employment Agreement between Joey Jacobs and Psychiatric Solutions, Inc. dated as of January 1, 2002 (incorporated by reference to Exhibit 10.12 to the S-4).

Exhibit
Number		Description

10	.16†	Second Amended and Restated Employment Agreement between Joey Jacobs and Psychiatric Solutions, Inc. dated as of August 6, 2002 (incorporated by reference to Exhibit 10.16 to the 2002 10-K).
10	.17†	Indemnification Agreement between Mark P. Clein and Psychiatric Solutions, Inc. dated as of August 20, 2002 (incorporated by reference to Exhibit 10.17 to the 2002 10-K).
10	.18†	Indemnification Agreement between Joseph P. Donlan and Psychiatric Solutions, Inc. dated as of August 20, 2002 (incorporated by reference to Exhibit 10.18 to the 2002 10-K).
10	.19†	Indemnification Agreement between Christopher Grant, Jr. and Psychiatric Solutions, Inc. dated as of August 20, 2002 (incorporated by reference to Exhibit 10.19 to the 2002 10-K).
10	.20†	Indemnification Agreement between David S. Heer and Psychiatric Solutions, Inc. dated as of August 20, 2002 (incorporated by reference to Exhibit 10.20 to the 2002 10-K).
10	.21†	Indemnification Agreement between Joey A. Jacobs and Psychiatric Solutions, Inc. dated as of August 20, 2002 (incorporated by reference to Exhibit 10.21 to the 2002 10-K).
10	.22†	Indemnification Agreement between Charles C. McGettigan and Psychiatric Solutions, Inc. dated as of August 20, 2002 (incorporated by reference to Exhibit 10.22 to the 2002 10-K).
10	.23†	Indemnification Agreement between Edward K. Wissing and Psychiatric Solutions, Inc. dated as of August 20, 2002 (incorporated by reference to Exhibit 10.23 to the 2002 10-K).
10.24		Consent under Indemnification Agreement between the Company and members of its Board of Directors dated as of December , 2002 (incorporated by reference to Exhibit 10.24 to the 2002 10-K).
10.25		Indemnification Agreement, dated as of June 28, 2002, by and among the shareholders of Aeries Healthcare Corporation, a Delaware corporation, and Psychiatric Solutions, Inc., a Delaware corporation and/or its designated affiliate (incorporated by reference to Exhibit 10.15 to the S-4 Amendment).
10.26		Securities Purchase Agreement between Psychiatric Solutions and The 1818 Mezzanine Fund II, L.P. dated as of June 28, 2002 (incorporated by reference to Exhibit 10.18 to the S-4 Amendment).
10	.27*	Second Amended and Restated Revolving Credit and Term Loan Agreement, dated as of June 30, 2003, among Psychiatric Solutions, Inc., the Guarantors named therein, CapitalSource Finance LLC, as administrative agent and collateral agent for Lenders, and the Lenders thereunder.
10.28		Term Note dated June 28, 2002 in the original principal amount of $7,950,000 payable to Capital Source Finance LLC issued by Psychiatric Solutions and certain of its related entities (incorporated by reference to Exhibit 10.21 to the S-4 Amendment).
10.29		Subordinated Promissory Note to The Brown Schools Inc. dated August 31, 2001 in the original principal amount of $2 million (incorporated by reference to Exhibit 10.16 to the S-4 Amendment).
10.30		Form of Convertible Subordinated Note dated May 5, 2000 to the sellers of Sunrise Behavioral Health in the original aggregate principal amount of $3.6 million (incorporated by reference to Exhibit 10.17 to the S-4 Amendment).
10	.31†	The Company’s 2003 Long-Term Equity Compensation Plan (incorporated by reference to Exhibit 10.33 to the 2002 10-K).
10	.32†	The Company’s 1997 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the 1997 10-K).
10	.33†	Form of Incentive Stock Option Agreement under the 1997 Plan (incorporated by reference to Exhibit 10.2 to the 1997 10-K).
10	.34†	Form of Nonstatutory Stock Option Agreement under the 1997 Plan (incorporated by reference to Exhibit 10 to the 1997 10-K).
10	.35†	Outside Directors’ Non-Qualified Stock Option Plan of 1992 (the “1992 Plan”) (incorporated by reference to Exhibit 10.4 to the 1997 10-K).
10	.36†	Form of Outside Directors’ Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.5 to the 1997 10-K).
10	.37†	The Company’s 1997 Incentive and Non-Qualified Stock Option Plan for Key Personnel (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8, filed on October 4, 2002 (Reg. No. 333-100635)).

Exhibit
Number		Description

10.38		Management and Affiliation Agreement dated April 13, 1995 between Mental Health Cooperative, Inc. and Tennessee Mental Health Cooperative, Inc. with Addendum (incorporated by reference to Exhibit 10.14 to the 1997 10-K) (Tennessee Mental Health Cooperative, Inc. subsequently changed its name to Collaborative Care Corporation).
10.39		Second Addendum to Management and Affiliation Agreement dated November 1, 1996 between Mental Health Cooperative, Inc. and Collaborative Care Corporation (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-2 (Reg. No. 333-36313) (the “S-2”)).
10.40		Provider Services Agreement dated April 13, 1995, between Tennessee Mental Health Cooperative, Inc. and Mental Health Cooperative, Inc. (incorporated by reference to Exhibit 10.15 to the 1997 10-K) (Tennessee Mental Health Cooperative, Inc. subsequently changed its name to Collaborative Care Corporation).
10.41		Provider Agreement dated December 4, 1995, between Tennessee Behavioral Health, Inc. and Tennessee Mental Health Corporations, Inc. (incorporated by reference to Exhibit 10.19 to the 1998 10-K).
10.42		Addendum No. 1 to Provider Agreement dated December 4, 1995, between Tennessee Behavioral Health, Inc. and Tennessee Mental Health Cooperative, Inc. (incorporated by reference to Exhibit 10.20 to the 1998 10-K).
10.43		Addendum No. 2 to Provider Agreement dated February 4, 1996, between Tennessee Behavioral Health, Inc. and Tennessee Mental Health Cooperative, Inc. (incorporated by reference to Exhibit 10.21 to the 1998 10-K).
10.44		Provider Participation Agreement dated December 1, 1995, among Green Spring Health Services, Inc., AdvoCare, Inc. and Tennessee Mental Health Cooperative, Inc. (incorporated by reference to Exhibit 10.22 to the 1998 10-K).
10.45		Amendment to Provider Participation Agreement dated February 13, 1996, among Green Spring Health Services, Inc., AdvoCare of Tennessee, Inc. and Tennessee Mental Health Cooperative, Inc. (incorporated by reference to Exhibit 10.23 to the 1998 10-K).
12	.1*	Computation of Ratio of Earnings to Fixed Charges.
21	.1*	Subsidiaries of Psychiatric Solutions, Inc.
23	.1*	Consent of Ernst & Young LLP, Independent Auditors.
23	.2*	Consent of Deloitte & Touche LLP, Independent Auditors.
23	.3*	Consent of BDO Seidman, LLP, Independent Auditors.
23	.4*	Consent of BDO Seidman, LLP, Independent Auditors.
23	.5**	Consent of Waller Lansden Dortch & Davis, PLLC (included in Exhibits 5.1 and 8.1).
24	.1*	Power of Attorney (included on signature page).
25	.1*	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wachovia Bank, National Association, as Trustee under the Indenture.
99	.1*	Form of Letter of Transmittal.
99	.2*	Form of Notice of Guaranteed Delivery.

*	Filed herewith

**	To be filed by amendment

†	Management contract or compensatory plan or arrangement